As confidentially submitted to the Securities and Exchange Commission on December 13, 2024.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AIRO Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3721	88-0812695
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5001 Indian School Road NE, Suite 100

Albuquerque, New Mexico 87110

(505) 338-2434

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Captain Joseph D. Burns

Chief Executive Officer

5001 Indian School Road NE, Suite 100

Albuquerque, New Mexico 87110

(505) 338-2434

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christina T. Roupas Yvan-Claude Pierre Courtney M.W. Tygesson Grady Chang Cooley LLP 110 N. Wacker Drive Chicago, Illinois 60606 (312) 881-6500	Dr. Mariya Pylypiv Chief Financial Officer 5001 Indian School Road NE, Suite 100 Albuquerque, New Mexico 87110 (505) 338-2434	Christopher Lueking Jonathan Sarna 330 North Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2025

PRELIMINARY PROSPECTUS

Shares

Common Stock

This is the initial public offering of our common stock, par value $0.000001 per share. We are offering              shares of our common stock. We currently expect that the initial public offering price will be between $              and $              per share of our common stock. Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market (“Nasdaq”) under the symbol “AIRO,” and this offering is contingent upon obtaining approval of such listing.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the closing of this offering. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 16 of this prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us(2)	$	$

(1)	We have also agreed to issue to the underwriters warrants exercisable for the number of shares of our common stock equal to 5% of the total number of shares of common stock sold in this offering (which we refer to as the “Underwriters’ Warrants”). See the section titled “Underwriting” for additional information regarding underwriting discounts and commissions, expenses, and other compensation payable to the underwriters.

(2)	The proceeds, before expenses, to us presented in this table do not give effect to any exercise by the underwriters of (i) the option we have granted to the underwriters to purchase additional shares of our common stock from us as described below or (ii) the Underwriters’ Warrants.

We have granted the underwriters an option to purchase up to                 additional shares of our common stock from us at the public offering price, less underwriting discounts and commissions, for a period of 30 days from the date of this prospectus to cover over-allotments, if any.

Delivery of the shares of our common stock is expected on or about                  , 2025.

Cantor

Prospectus dated            , 2025

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses by or on behalf of us. Neither we nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may provide you. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or of any sale of the securities offered hereby. Our business, operating results, financial condition and prospects may have changed since that date.

This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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CERTAIN DEFINED TERMS

AAV means Autonomous Aerial Vehicles.

Acquired Companies means, collectively, Aspen Avionics, Agile Defense, CDI, AIRO Drone, Sky-Watch, and Jaunt.

AIRO Drone means AIRO Drone LLC, a subsidiary entity we acquired on February 25, 2022, which makes up a portion of our Drones reportable segment.

Agile Defense means Agile Defense, LLC, a subsidiary entity we acquired on February 25, 2022, which makes up a portion of our Training reportable segment.

Aspen Avionics means Aspen Avionics, Inc., a subsidiary entity we acquired on April 1, 2022, which makes up our Avionics reportable segment.

BCA Transactions means a series of transactions that would have occurred pursuant to the Business Combination Agreement and resulted in us becoming a wholly-owned subsidiary of AIRO Group, Inc. with AIRO Group, Inc. becoming a publicly listed company.

Business Combination Agreement means the Business Combination Agreement, as amended, between Kernel Group Holdings, Inc., a Cayman Islands exempted company, AIRO Group, Inc., a Delaware corporation, Kernel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AIRO Group, Inc., AIRO Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AIRO Group, Inc., VKSS Capital, LLC, a Delaware limited liability company, in the capacity as the representative for the stockholders of Kernel Group Holdings, Inc. and AIRO Group, Inc. and also in the capacity as Kernel Group Holdings, Inc.’s sponsor, and Dr. Chirinjeev Kathuria, in the capacity as the representative for our stockholders.

BVLOS means Beyond Visual Line of Sight, which refers to drone operations where the drone is not visible to the pilot.

CDI means Coastal Defense Inc., a subsidiary entity we acquired on April 26, 2022, which makes up a portion of our Training reportable segment.

Civil Aviation Authorities means the TCCA, the FAA, and the EASA.

DaaS means Drone as a Service, including but not limited to, surveillance services for businesses interested in monitoring, surveying, and evaluating their properties.

DFARS means the Defense Federal Acquisition Regulation Supplement.

DHS means the U.S. Department of Homeland Security.

DoD means the U.S. Department of Defense.

EASA means the European Union Aviation Safety Agency.

ENAC means the National Civil Aviation Agency of Brazil.

EU means the European Union.

eVTOL means electric vertical take-off and landing.

FAA means the Federal Aviation Administration.

FAR means the Federal Acquisition Regulation.

GNSS means the Global Navigation Satellite System, a term that refers to the global satellite positioning systems.

GPS means the Global Positioning System, a form of GNSS using DoD-developed satellites.

IDIQ contract means a DoD Indefinite Delivery Indefinite Quantity Contract.

ISR means intelligence, surveillance and reconnaissance.

Jaunt means Jaunt Air Mobility LLC, a subsidiary entity we acquired on March 10, 2022, which makes up our Electric Air Mobility reportable segment.

JTAC means Joint Terminal Attack Controller training.

mUAS means mini unmanned aircraft systems.

NAS means the U.S. National Airspace System.

NASA means the National Aeronautics and Space Administration.

NATO means the North Atlantic Treaty Organization.

OEM means original equipment manufacturer.

Put-Together Transaction means the acquisition of the Acquired Companies which are now organized into our four reportable segments, each with a diverse set of partners and customers: (i) Drones, through our subsidiaries, AIRO Drone and Sky-Watch; (ii) Avionics, through our subsidiary, Aspen Avionics; (iii) Training, through our subsidiaries, Agile Defense and CDI; and (iv) Electric Air Mobility, through our subsidiary, Jaunt.

Put-Together Transaction Notes means the convertible promissory notes, as amended, that we entered into with equity holders of AIRO Drone, Agile Defense and CDI in connection with the Put-Together Transaction.

SEAL teams means the U.S. Navy Sea, Air, and Land teams.

Sky-Watch means Sky-Watch A/S, a subsidiary entity we acquired on March 28, 2022, which makes up a portion of our Drones reportable segment.

sUAS means small unmanned aircraft systems.

TCCA means Transport Canada Civil Aviation.

UAM means urban air mobility.

UAS means unmanned aircraft systems.

USAF means the U.S. Air Force.

ii

BASIS OF PRESENTATION

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” the “Company,” “AIRO,” “AIRO Group,” “AIRO Group Holdings” and similar references refer to AIRO Group Holdings, Inc. together with its subsidiaries.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Our fiscal year ends on December 31 of each year. References to fiscal 2023 and 2023 are references to the year ended December 31, 2023. Our most recent fiscal year ended on December 31, 2023.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

TRADEMARKS

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

INDUSTRY AND OTHER DATA

Certain market, industry and competitive data included in this prospectus were obtained from our own internal estimates and research, as well as from publicly available information, reports of governmental agencies and academic and industry research, publications and surveys conducted by third parties. In some cases, we do not expressly refer to the sources from which this data is derived. All of the market and industry data used in this prospectus is inherently subject to uncertainties and involve a number of assumptions and limitations. Such data and the industry in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before investing in our common stock, you should read this entire prospectus carefully, especially the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Overview

We are a technologically differentiated aerospace, autonomy, and air mobility platform targeting 21st century aerospace and defense opportunities. We leverage decades of industry expertise and connections across the drone, aviation, and avionics markets to provide leading solutions to the aerospace and defense market. We offer connected and diversified solutions providing operational synergies across our segments and are powered by an international footprint as well as supplier and public sector relationships. Supported by complementary and innovative technologies, we believe we bring a unique value proposition to the market and are well-positioned to become a differentiated leader in the industry.

Our business is organized into four operating segments, each of which represents a critical growth vector in the aerospace and defense market: Drones, Avionics, Training, and Electric Air Mobility. These four segments collectively target a combined total addressable market estimated to be over $315.4 billion by 2030.

Drones. The Drones segment develops, manufactures, and sells drones and will provide drone services, such as DaaS, for military and commercial end users. Our military drones are sold through our Sky-Watch brand, which is a key supplier to European NATO countries. A critical point of differentiation lies in our drones’ ability to perform in a GPS-denied environment, which is a technology application relevant for both military and commercial end markets.

Avionics. The Avionics segment develops, manufactures, and sells avionics for military and general aviation aircraft, drones, and eVTOLs. Our advanced avionics products include flight displays, Connected Panels, and GPS/GNSS sensors, all of which have been installed on legacy military aircraft and general aviation platforms. We sell our advanced avionics through our Aspen Avionics brand, which is well-recognized in the general aviation aftermarket sector with over 20 years of operating history and long-term customer loyalty for our value proposition. We also serve as an avionics supplier for OEMs, including Robinson Helicopters, Pilatus, and Honeywell. We believe our avionics solutions have a considerable market opportunity as general aviation fleets continue to age, with owners and operators seeking to upgrade the avionics technology on their aircraft.

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Training. The Training segment currently provides military pilot training and will provide commercial pilot training in the future. We offer professional training and consulting services to the U.S. military, select NATO countries, and other U.S. allies under our CDI brand. These offerings include adversary air, close air support, ISR aircraft leasing, pilot training ground liaison services, and JTAC, as well as full joint theatre ISR and simulated ground strike training. We work closely with special military forces such as SEAL teams, the U.S. Naval Air Warfare Center, and USAF Air Combat Command, and are a mandated recipient on a $5.7 billion IDIQ contract. Our personnel’s top security clearances and established relationships at the Pentagon provide us with a differentiated ability to bid on mandates. We also plan to offer commercial pilot training and plan to expand our non-military capabilities in response to the global pilot shortage.

Electric Air Mobility. The Electric Air Mobility segment is developing a rotorcraft eVTOL for cargo and passenger use through our Jaunt brand for fixed route flights, on-demand trips, and cargo operations. Our research and development (“R&D”) efforts are focused on developing a cargo eVTOL platform, which will be a scaled-down version of our passenger eVTOL platform, and will target the attractive middle mile delivery cargo market. Meanwhile, our long-term R&D efforts are focused on developing a full-scale multi-role eVTOL platform, which will be able to serve both the cargo and passenger markets. We plan to certify our eVTOLs through existing CAR 529 Rotorcraft standards, with our platform including the best attributes of both rotary and fixed wing aircraft. Our patented compound rotorcraft technology, a core point of technological differentiation that will underpin our cargo eVTOL’s commercial capability, has over 300 piloted flight hours on multiple Jaunt demonstrator aircraft. We believe the range and payload capabilities driven by this technology uniquely position us to provide a compelling commercial solution for the eVTOL cargo market. Once developed and certified, we expect our cargo eVTOL program will serve as the foundation of our commercialization efforts, with passenger applications serving as a longer-term secondary initiative.

Our Platform

Our business is thoughtfully interconnected as we seek to leverage each segment’s full capabilities and drive synergies, creating a significant competitive advantage. We are synergistically leveraging our field-proven product track record – particularly through our Drones and Avionics brands – to drive opportunities across our platform. The manufacturing capabilities of our Avionics segment enable us to supply most of our own components for our drone and aircraft systems, including our eVTOL aircraft, which enhances our product quality and reduces production costs. Our deep, long-term relationships with the U.S. government and NATO countries that underpin our Training and Drones segments provide us with access to key decisionmakers, which provides us with new business opportunities. Our Electric Air Mobility platform represents a significant future growth opportunity to expand into cargo and passenger eVTOLs while also providing an original equipment (“OE”) platform for new products and services across our other segments.

In addition, we are able to utilize our certification capabilities to improve time to market for the introduction of products and services. These offerings leverage our U.S. and international sales and manufacturing capabilities to reduce costs and expand our market footprint. This capability also helps us swiftly integrate new avionics, electronics, and artificial intelligence (“AI”) into our products, all while sharing the intra-segment R&D insights that drive our high-quality, interconnected products and services.

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Our Competitive Strengths

We are an at scale, integrated aerospace and defense platform with multiple solutions and services in the high-growth aerospace and defense categories. Our competitive advantages include:

Cross-Platform Strategy Generates Operational and Product Synergies

Our business is thoughtfully interconnected to leverage each segment’s full capabilities, with synergies driving growth in new customer categories, geographies, and product lines that would not be attainable as standalone entities. Each of our segments benefits from operational synergies in certification, economies of scale, shared R&D insights and integration of products and services across a global platform with operations in the United States, Canada and Denmark. Accordingly, our platform generates a considerable positive network effect, with shared access to commercial, technological, and public sector relationship resources, including the United States, EU members, NATO countries and other international allies of the United States, which drive growth and innovation to meet customer needs.

Fulsome Product Assortment Targeting Actionable Market Opportunities

We offer differentiated technologies and diversified product offerings across the Drones, Avionics, Training, and Electric Air Mobility segments for both military and commercial end users. Our product lineup is competitively designed to take advantage of key opportunities in the aerospace and defense sector, focusing on areas with potential for future growth. Additionally, the collaboration between our R&D and commercial teams ensures that our products are both market-relevant and commercially available. With offerings ranging from training to drones to services to avionics, we address the marketplace of tomorrow.

Talented Management Team Possesses Robust Operational Experience and Deep Private and Public Sector Relationships

Our robust leadership team possesses over 150 years of combined operating experience and industry success in the aerospace and defense market. We maintain strong relationships with key contacts within the U.S. government and NATO, as well as regulatory agencies, such as the FAA, DHS, and NASA, which has provided us with access to key decisionmakers to secure new business and enable us to build the trust necessary to offer additional functions and features for our products and services. For example, certain members of our management team currently serve on various boards for several government agencies and have held military leadership positions in the past. These relationships are critical to this industry and have enabled us to initiate discussions with key government officials, which is a significant barrier to entry. We believe our established relationships are a core point of differentiation that will support our future success.

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Exceptional R&D that Supports the Potential for Industry-Leading Products

We have a history of developing and launching innovative products, with our product advantage rooted in our exceptional R&D capabilities. From prototyping to certification to commercialization, our ability to launch solutions with strongly differentiated technology and direct product market fit is core to our platform. Our innovative, technology-additive solutions are underpinned by a robust new product development pipeline supported by our platform. Moreover, critical human capital interdependencies between our various segments have provided a positive network effect, increasing the quality and efficiency of our development process. This has been proven out particularly in our Drones and Avionics segments, where the RQ-35 Heidrun and Connected Panel solutions, respectively, have proven to be compelling value propositions in their end markets.

Market Opportunity

The defense industry is affected by geopolitical and security issues. Conflicts in Ukraine, the Middle East, and heightened geopolitical tension in the Pacific region have elevated global security concerns. This has caused many governments to increase their focus on defense and security, leading to a rise in defense spending and a growing willingness to adopt new technologies and solutions. Specifically, beginning in 2014 in response to Russia’s illegal annexation of Crimea and amid broader instability in the Middle East, NATO countries agreed to commit 2% of their national gross domestic product (“GDP”) to defense spending to help ensure the continued military readiness of NATO allies. According to NATO, 23 NATO countries are expected to meet or exceed the target of investing at least 2% of GDP in defense in 2024, compared to only three NATO countries in 2014. Over the past decade, European allies of the United States and Canada have steadily increased their collective investment in defense by 41.3%, and are investing a combined total of more than $430 billion in defense spending in 2024. In order to ensure that these funds are spent in the most effective and efficient way to acquire and deploy modern capabilities, NATO countries have also agreed that at least 20% of defense expenditure should be devoted to major new equipment, including associated R&D perceived as a crucial indicator for the scale and pace of modernization. These tailwinds support the development of a new market leader in the aerospace and defense market, with the emergence of new technologies such as 5G, artificial intelligence, and advanced autonomous vehicles creating new commercial opportunities.

Drones. Global conflicts, particularly the conflict between Russia and Ukraine, have led to an increase in military spending and investment in new technologies solutions such as drones. Industry analysts are projecting that the military drone market size will reach approximately $47.16 billion by 2032. Key demand drivers include the rise of asymmetrical warfare, new avionics, and the inherent user safety advantages of drones over manned systems. We believe that our products will continue to play a role in the arsenals of the future, including through NATO countries. In addition, we believe that the U.S. military’s transformation into a smaller, more agile force that operates via a network of observation, communication, and precision targeting technologies will continue to accelerate the acceptance and use of small drone military operations around the world.

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In addition, commercial drone use is gaining momentum as multiple industries are incorporating drones into their daily business functions, given the wide range of applications, including monitoring, inspection and surveillance. It is anticipated that worldwide drone revenues will reach $163.5 billion by 2030. For example, farmers are using drones to inspect and spray their crops, which improves yields, construction sites are adopting drones to survey and monitor land, which improves workplace safety, and companies are using drones to inventory product in factories and warehouses, which improves efficiency. Additionally, drones are being used increasingly to transport and deliver goods. For example, hospitals are deploying drones to deliver critical medicine and other medical supplies to remote and underserved regions, while logistics companies are using drones to transport cargo between locations, expediting deliveries. As the commercial drone industry matures, we believe that aircraft and their components subsystems will become more commoditized, with additional pockets of growth expected in services and service-derivative revenues. The trajectory of commercial drone applications is well-aligned with our business strategy, which includes a focus on commercializing multiple types of value-added drone solutions to meet various end user and industry needs.

Avionics. New aircraft production and upgrades to existing aircraft are driving demand for our avionics solutions. We believe the market places a premium on avionics solutions like ours that have capabilities such as improved flight controls, communications and navigation capabilities, and flight monitoring. Continued technological advances in avionics and aging general aviation fleets are expected to drive growth for the general aviation avionics aftermarket.

Training. Overall demand for military flight training is expected to grow as countries around the world increase defense spending and outsource flight training to the private sector. Key market drivers include outsourcing of military training, technological advancement, and the ongoing pilot shortage. Additionally, the DoD has awarded over $13.7 billion in military aviation training contracts since 2015, representing a new public-private sector market norm. In the commercial market, the same shortage of trained pilots serves as the main driver of demand. According to Fortune Business Insights, the commercial training market is projected to grow from $1.8 billion in 2023 to over $4.9 billion in 2030, representing a CAGR of 15.4%.

Electric Air Mobility. Morgan Stanley estimates that the global electric air mobility market is expected to be approximately $55 billion by 2030 and may grow to approximately $1 trillion by 2040. We believe that autonomous aerial cargo is one of the largest unaddressed segments within the EAM market, with an additional actionable opportunity in passenger transportation. We expect both of these segments will provide a substantial market opportunity. While the electric air mobility market is in its nascent stage, we believe that the growing prevalence of e-commerce, rising labor costs in traditional ground transportation, traffic congestion and the continued advancement in AAV technology will lead to growing demand for cargo solutions based on AAVs. In addition, the implementation of government regulations and creation of federal and state incentives has started to meaningfully influence consumer behavior by increasing the focus on emissions standards and targets and leading to greater interest in aircraft electrification. Ultimately, cargo represents the most actionable near-term end market owing to its large commercial opportunity and reduced technological hurdles.

Our Growth Strategies

We are a growing platform built off a successful mergers and acquisitions (“M&A”) strategy, with a robust pipeline of future commercial opportunities. Our growth strategies are rooted in a bold and focused vision for the future, with a mix of organic and inorganic growth initiatives. Within each of our segments, there are several opportunities to increase market share and penetrate new business areas.

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Organically grow existing business line capabilities

We intend to make substantial investments in our sales and marketing, analytics, and communications functions to support our expansion within current markets and into future and specialized markets within each of our segments. We have identified specific opportunities to invest in organic growth, including procuring additional aircraft to expand the capabilities of the Training segment, launching larger screen form factor avionics with increased functionality, and iteratively developing our existing drone technology to enter new commercial end markets. With strong customer relationships and a focus on loyalty and satisfaction, we will continue to upsell and cross-sell across our portfolio, which in conjunction with investments in marketing and brand positioning will bolster our brand awareness. Finally, we are planning on both measured geographic expansion and targeting new customer end markets, which will further expand our addressable market.

Develop and commercialize new products and services and expand certification of new and future products and services.

Our segment specific initiatives are as follows:

●	Drones. We intend to launch U.S. production of our military drones and subsequently seek DoD Blue UAS drone certification, which will allow us to sell drones to the DoD. This certification process involves sponsors in various U.S. military branches supporting our product, with full certification essentially contingent on U.S.-domiciled production. In addition, we intend to expand our drone and DaaS offerings into new verticals, including agricultural, security, and industrial applications, leveraging our GPS denied technology proposition as the leading edge of our value proposition owing to its inherent product-market fit.

●	Avionics. We intend to focus our R&D activities on integrated avionics for our cargo eVTOL platform, the Jaunt Journey, and other eVTOLs as well as training aircraft in current markets. We believe focusing on in-flight controls, navigation, and communications will lead us to experience strong growth through organic expansion opportunities designed to expedite the development of integrated systems for both internal platforms and external OEM initiatives. With a history of providing innovative avionics for over 20 years, Aspen Avionics is primed to launch products for the aircraft of tomorrow.

●	Training. We intend to expand our current training capabilities through the acquisition of a flight school for commercial flight training and the launch of a fixed wing military simulation service offering. Our training capabilities will be further enhanced by the acquisition of additional training aircraft through our acquisition of a flight school or otherwise. Additionally, we plan to offer drone and electric air mobility flight training to take advantage of these rapidly growing markets.

●	Electric Air Mobility. We intend to develop, certify, and commercialize our eVTOL aircraft. We anticipate certification of our 33% downscaled cargo eVTOL under drone rules as early as 2027 and expect our first passenger production aircraft to be certified by the TCCA under existing CAR 529 Transport Category Rotorcraft airworthiness rules as early as 2031.

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Leverage Public Sector Relationships and Security Clearances to Drive Business.

Our deep public sector relationships and security clearances enable us to bid on government requests for proposals (“RFPs”) and drive brand awareness of our drone, eVTOL, avionics, and training solutions with key military decision makers. For example, members of our management team maintain close relationships with the highest levels of government around the world, including military leaders, ambassadors, and defense attachés from NATO and its allies. Our senior leadership team has also held and/or currently holds positions on various government committees across the FAA, Pentagon, and White House. Key employees also possess extensive military leadership experience having served in U.S. special forces units. This competitive moat grants us enviable access to key growth end markets and unlocks commercial synergies between our various segments.

Partnering with other firms on commercial ventures to drive technology convergence.

Partnerships allow us to expedite development of customer solutions by bringing together critical technologies across the aerospace and defense marketplace. For example, our Sky-Watch brand has critical partnerships with companies such as Palantir and Helsing that have boosted our drone’s capabilities. For our Electric Air Mobility segment, partnerships have been and will be at the forefront of our eVTOL platform’s integrated and convergent technology advantage - not only for the end-product but also in the areas of manufacturing, engineering and supply chain. New partnerships in AI and machine learning are also being explored in the Drones segment as well as virtual training system partnerships in the Training segment.

Strategically acquire businesses and technologies to enhance our offerings.

We were formed in August 2021 for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry. Since our founding, including the Put-Together Transaction, we have gained experience in successfully integrating businesses, and will continue to focus on thoughtful strategic acquisitions as a key component of our business growth strategy. For example, the drone and avionics markets are primed for consolidation due to the lack of scale, capital, and resources necessary for expansion by many drone and avionics companies, and we have identified and are actively evaluating a wide range of strategic opportunities for expansion. We believe our acquisition strategy will enable us to expand our footprint and opportunities in new and existing areas, strengthen our customer base and market share and improve overall brand recognition.

Continual investment in software, AI, and machine learning to expand solutions capabilities and increase operational efficiencies.

We plan on building out our software, AI, and machine learning capabilities to help our customers solve more complex problems and bring additional capabilities to the marketplace. In addition, we intend to offer new product and service lines to ensure our customers are equipped with the proper tools for their evolving needs. These investments are expected to further bolster our cross-platform network effort to help support future R&D and new product development. These initiatives will also help us streamline our internal processes and optimize our supply chain, which will support further growth.

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Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. The following is a summary of the principal risks we face:

●	We have a limited operating history in new and evolving markets, which may make it difficult to evaluate our current business and future prospects and increase the risk of your investment.

●	We are an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.

●	Our failure to comply with covenants under debt instruments could adversely affect our business and financial condition.

●	We have made and may in the future make acquisitions and investments, which involve numerous risks.

●	We may not be able to successfully integrate the businesses and personnel of acquired companies and businesses, including those acquired in the Put-Together Transaction, and may not realize the anticipated synergies and benefits of such acquisitions.

●	We face significant competition from other companies, many of which have substantially greater resources than we do.

●	We may not be able to keep pace with technological advances and we depend on advances in technology by other companies.

●	We may not be able to produce aircraft in the volumes or on the timelines that we anticipate.

●	In order to reach production for our aircraft, we need to develop complex software and technology systems in coordination with our partners and suppliers, and there can be no assurance such systems will be successfully developed.

●	We may be unable to acquire additional aircraft to support our Training segment on acceptable terms or at all.

●	Due to the nature of our products and services, a product safety failure, quality issue or other failure affecting our or our customers’ or suppliers’ products or systems could seriously harm our business.

●	Our future success depends on the continuing efforts of our key personnel and on our ability to attract and retain highly skilled personnel and senior management.

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●	We rely on a limited number of suppliers in Canada and Europe for critical components and raw materials used to manufacture and develop our products.

●	We rely on independent dealers and distributors to sell our Avionics products, and disruption to these channels would harm our business.

●	We currently, and may in the future, use and develop generative AI technologies throughout our business, which may expose us to certain regulatory and other risks that could adversely affect our results of operations and financial condition.

●	If our information technology systems or data, or the third parties with whom we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences, risks which are amplified by our work for world governments.

●	Our commercial aviation products, systems and services businesses are affected by global demand and economic factors that could negatively impact our financial results.

●	The market for eVTOL aircraft and electric air mobility has not been clearly defined, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected, which may harm our business, financial condition, and results of operations.

●	We are still developing our eVTOL aircraft, have not yet obtained FAA certification of our eVTOL aircraft under development and we have yet to manufacture or deliver any aircraft to customers, which makes evaluating our business and future prospects difficult and increases the risk of investment.

●	There may be reluctance by consumers to adopt a new form of mobility, or an unwillingness to pay aircraft operators’ projected prices.

●	We are subject to extensive government regulation, and our failure to comply with applicable regulations may subject us to significant financial liability, penalties, and other government actions that restrict our ability to conduct our business.

●	U.S. government contracts are subject to a competitive bidding process, are generally not fully funded at inception, and contain certain terms that may be unfavorable to us, which could result in contracts and opportunities consuming significant resources without generating revenue or profit.

●	We rely to a significant degree on sales to the U.S. government, particularly to agencies of the Department of Defense, and a decline in government budgets, funding, changes in spending or budgetary priorities, or delays in contract awards may materially adversely affect our future revenue, business, financial condition, results of operations, cash flow and equity.

●	The U.S. government may modify, curtail or terminate one or more of our contracts.

●	Our business may benefit in part from government funding, and our inability to receive such financial support could harm our business.

●	Many of our products and services are subject to local, state, federal and international regulatory frameworks that are costly to comply with, are subject to interpretation, may be dependent on political pressures and factors and/or are subject to change.

●	Our business is highly regulated and our ability to generate revenues and profit may be limited by regulatory restrictions and/or changes and the speed with which such restrictions and/or changes occur.

●	We are subject to the risks associated with conducting international business operations.

●	If we fail to protect, or incur significant costs in defending or enforcing, our intellectual property and other proprietary rights, our business, financial condition, and results of operations could be materially harmed.

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●	We have identified a material weakness in our internal control over financial reporting. If we are unable to effectively remediate this material weakness, identify additional material weaknesses in the future, or otherwise fail to maintain effective internal control over financial reporting, then we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

Our Corporate Information

AIRO Group Holdings, Inc., a Delaware corporation, was formed on August 30, 2021, for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry. During the year ended December 31, 2022, we completed our Put-Together Transaction to acquire six companies which are now organized into our four reportable segments, each with a diverse set of partners and customers: (i) Drones, through our subsidiaries AIRO Drone and Sky-Watch; (ii) Avionics, through our subsidiary Aspen Avionics; (iii) Training, through our subsidiaries Agile Defense and CDI; and (iv) Electric Air Mobility, through our subsidiary Jaunt.

Our principal executive offices are located at 5001 Indian School Road NE, Suite 100, Albuquerque, New Mexico 87110 and our telephone number is (505) 338-2434. Our website address is www.theairogroup.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we may take advantage of reduced reporting requirements and other requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

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●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

●	not being required to comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;

●	the ability to elect to defer compliance with new or revised accounting standards until such standards would apply to private companies;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

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The Offering

Common stock offered by us	shares.

Option to purchase additional shares of our common stock offered by us	We have granted the underwriters an option to purchase up to additional shares of common stock from us at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $         million, or approximately $             million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and restricted cash, to (i) inject additional funds into the Avionics segment in order to scale operations and to support the production and design of Avionics products, (ii) expand the Electric Air Mobility segment’s business operations and to fund the eVTOL aircraft development program over the next 12 months, (iii) fund acquisitions for the Drones segment in the areas of drone vehicles, AI, and networking service, (iv) acquire the aircraft and support equipment for the Training segment that is necessary to meet the additional demand under the IDIQ contracts, to fund acquisitions for the Training segment in the areas of training and aircraft maintenance and to generate revenue and cash to fund the Training segment’s internal operations, (v) repay an aggregate of $             in principal amount promissory convertible notes that are not being converted into shares of our common stock in connection with this offering and (vi) fund working capital and other general corporate purposes. See the section titled “Use of Proceeds.”

Underwriters’ warrants	We have agreed to issue to the underwriters, upon the closing of this offering, warrants exercisable for the number of shares of our common stock equal to 5% of the total number of shares of our common stock sold in this offering (which we refer to as the “Underwriters’ Warrants”). The Underwriters’ Warrants will be exercisable at an exercise price equal to 110% of the initial public offering price of our common stock sold in this offering, will be exercisable, in whole or in part, from time to time after six months following the date of this prospectus, and will expire on the date that is five years following the date of this prospectus. See the section titled “Underwriting—Underwriters’ Warrants.”

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq symbol	“AIRO”

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The number of shares of our common stock to be outstanding after this offering is based on                   shares of our common stock outstanding as of September 30, 2024, after giving effect to (i) the conversion of approximately $11.9 million of aggregate principal amount of the Put-Together Transaction Notes, which we intend to convert upon the completion of this offering into an aggregate of                   shares of our common stock, (ii) the conversion of approximately $17.5 million of aggregate principal amount of convertible notes issued pursuant to (a) that certain Note and Warrant Purchase Agreement dated as of March 9, 2018, as amended on July 11, 2024, (b) that certain Note Purchase Agreement dated as of October 18, 2019, as amended on July 11, 2024, and (c) that certain Note Purchase Agreement dated as of January 31, 2022, as amended on July 11, 2024, each among Aspen Avionics and the respective holders of convertible notes (collectively, the “Aspen Notes”), which we intend to convert upon the completion of this offering into an aggregate of                   shares of our common stock, (iii) the conversion of $44.6 million of the obligations owed to Carter Aviation Technologies, LLC (“Carter Aviation”) in partial satisfaction of the Jaunt Contingent Arrangement (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Combinations”), which we intend to convert upon the completion of this offering into an aggregate of                   shares of our common stock, (iv) the conversion of $1.7 million of the principal owed to the former Aspen Avionics shareholders (the “Aspen Contingent Debt”), which we intend to convert upon the completion of this offering into an aggregate of                    shares of our common stock, (v) the conversion of $0.8 million of the principal owed to certain former Aspen Avionics shareholders pursuant to the Aspen Merger Agreement (as defined herein), which we intend to convert upon the completion of this offering into an aggregate of                   shares of our common stock (the “Aspen Carveout Contingency”), (vi) the shares of our common stock issuable pursuant to a one-time stock payment of $2.0 million pursuant to the 2021 Management Carveout Plan that we adopted in December 2021, which establishes a benefit pool for designated employees and consultants payable upon the occurrence of certain change in control events (the “Aspen Carveout Stock Obligation”), (vii) the conversion of $1.4 million of the principal owed to New Generation Aerospace, Inc. (“NGA”) under that certain Amended and Restated Success Fee Agreement (as described in “Certain Relationships and Related Party Transactions — Success Fee Arrangement.”), which we intend to convert upon the completion of this offering into an aggregate of                  shares of our common stock, (viii) the conversion of $7.8 million of the principal amounts owed to various holders under deferred salary arrangements, which we intend to convert upon the completion of this offering into an aggregate of                    shares of our common stock (the obligations described in (i) through (viii), collectively, the “Fixed Conversion Obligations”) and (ix)(a)                    shares of our common stock issuable upon a one-time interest payment of $                   million for contingent interest payable pursuant to the notes issued to certain investors (the “Fixed Price Investor Notes”) and (b)                     shares of our common stock issuable upon a one-time interest payment of $                   million for contingent interest payable pursuant to the notes issued to certain investors, assuming an initial public offering price of $                   per share, which is the midpoint of the price range set forth on the cover page of this prospectus (the “Floating Price Investor Notes” and, together with the Fixed Price Investor Notes, the “Investor Notes”), and excludes:

●	shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2024, under the Jaunt Air Mobility, LLC 2021 Option Plan, which was renamed the AIRO Group Holdings, Inc. Option Plan (the “Legacy Plan”), with a weighted-average exercise price of $ per share;

●	shares of contingent restricted stock awards outstanding as of September 30, 2024;

●	shares of our common stock issuable upon the exercise of outstanding warrants to purchase our common stock at a weighted average exercise price of $ per share;

●	shares of our common stock issuable upon the exercise in full by the underwriters of the Underwriters’ Warrants;

●	shares of our common stock reserved for future issuance under the Legacy Plan, which number of shares will be added to the shares of our common stock reserved under the AIRO Group Holdings, Inc. 2025 Equity Incentive Plan (the “2025 Plan”) upon its effectiveness, at which time we will cease granting awards under the Legacy Plan;

●	shares of our common stock reserved for future issuance under the 2025 Plan, as well as any future increases, including annual automatic evergreen increases in the number of our common stock reserved for future issuance under the 2025 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”); and

●	shares of our common stock reserved for future issuance under the AIRO Group Holdings, Inc. 2025 Employee Stock Purchase Plan (the “ESPP”), as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, all information contained in this prospectus reflects and assumes the following:

●	shares of our common stock to be issued pursuant to the Fixed Conversion Obligations;

●	shares of our common stock to be issued pursuant to the Fixed Price Investor Notes;

●	shares of our common stock to be issued pursuant to the Floating Price Investor Notes;

●	no exercise of the outstanding options described above;

●	no vesting or settlement of the contingent restricted stock awards described above;

●	no exercise by the underwriters of (i) their option to purchase up to a total of additional shares of our common stock or (ii) the Underwriters’ Warrants;

●	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering and the adoption of our amended and restated bylaws to become effective immediately prior to the closing of the offering; and

●	a 1-for- reverse stock split of our common stock to be effected prior to the closing of this offering.

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Summary Consolidated Financial Data

The following tables summarize our consolidated financial data as of and for the periods indicated. We have derived the summary consolidated statements of operations data for the years ended December 31, 2023 and 2022 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the nine months ended September 30, 2024 and 2023, and the summary consolidated balance sheet data as of September 30, 2024, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results presented below are not necessarily indicative of the results to be expected for any future period. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended				Nine Months Ended
	December 31, 2023		December 31, 2022		September 30, 2024		September 30, 2023
(in thousands, except share and per share amounts)					(unaudited)
Consolidated Statements of Operations Data:
Revenue		$43,254		$17,081		$47,206		$32,220
Cost of revenue		18,340		12,953		16,662		13,170
Gross profit		24,914		4,128		30,544		19,050
Operating expenses:
Research and development		11,871		9,299		9,577		8,892
Sales and marketing		5,374		4,598		4,217		3,803
General and administrative		17,601		17,229		12,280		13,910
Goodwill impairment		-		-		37,994		-
Total operating expenses		34,846		31,126		64,068		26,605
Loss from operations		(9,932)		(26,998)		(33,524)		(7,555)
Other income (expense):
Interest expense, net		(2,137)		(3,615)		(2,918)		(1,553)
Other (expense) income, net		(18,093)		(6,273)		2,313		(19,591)
Change in fair value of derivative liabilities		—		666		—		—
Loss on extinguishment of debt		—		(541)		—		—
Total other expense		(20,230)		(9,764)		(605)		(21,144)
Loss before income tax (expense) benefit		(30,162)		(36,762)		(34,129)		(28,699)
Income tax (expense) benefit		(2,294)		11,211		(3,811)		—
Net loss		$(32,456)		$(25,551)		$(37,940)		$(28,699)
Net loss per share, basic and diluted (1)		$(1.17)		$(1.23)		$(1.36)		$(1.03)
Weighted-average common shares outstanding used in computing net loss per share, basic and diluted		27,858,276		20,796,761		27,858,276		27,858,276
Pro forma net loss per share, basic and diluted (unaudited)(2)	$		$		$		$
Pro forma weighted-average shares of common stock, basic and diluted (unaudited)(2)

(1)	See Note 1 to our consolidated financial statements and Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate historical net loss per share, basic and diluted.

(2)	The pro forma net loss per share of our common stock, basic and diluted (unaudited) was computed using pro forma net loss and pro forma weighted-average shares.

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	As of September 30, 2024
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
(in thousands)		(unaudited)
Consolidated Balance Sheet Data:
Total current assets	28,427
Working capital(3)	(53,764)
Total assets	698,175
Total liabilities	137,945
Accumulated deficit	(205,699)
Total stockholders’ equity	560,230

(1)	Gives effect to (i) the conversion of the Fixed Conversion Obligations into an aggregate of shares of our common stock in connection with the closing of this offering, (ii) the issuance of an aggregate of shares of our common stock pursuant to the Fixed Price Investor Notes in connection with the closing of this offering, (iii) the issuance of an aggregate of shares of our common stock pursuant to the Floating Price Investor Notes, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, in connection with the closing of this offering, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering.

(2)	Gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) our sale of shares of our common stock in this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities. See our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, prospects, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Limited Operating History, Financial Position and Need for Additional Capital

We have a limited operating history in new and evolving markets, which may make it difficult to evaluate our current business and future prospects and increase the risk of your investment.

We were organized in August 2021 for the purpose of acquiring and integrating various companies in the aerospace and defense industry and the history of operating each of our businesses together is relatively short. Our limited operating history and rapidly evolving business make it difficult to evaluate our current business, future prospects and plan for growth. In addition, our drones, eVTOL aircraft and other products are sold or will be sold in new and rapidly evolving markets. Accordingly, our business and future prospects may be difficult to evaluate, the extent to which demand for our products and services will increase, if at all, could be impacted by our ability to do the following:

●	attract new customers to our products or services;

●	develop, renew and expand contracts;

●	acquire and maintain market share;

●	attract, integrate, train and retain leadership and other highly qualified personnel;

●	achieve or manage growth in our operations;

●	acquire new technologies;

●	adapt to required redirection or changes in services or direction caused by geopolitical crises;

●	successfully develop and commercially market new products and services;

●	keep pace with technological developments;

●	timely address the increasingly sophisticated needs of our customers, including as a result of changes in government regulation related to our products and services;

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●	secure sufficient quantities or cost-effective production of our products due to supply chain challenges;

●	adapt to new or changing policies and spending priorities of governments and government agencies;

●	generate sufficient revenue to achieve or maintain profitability; and

●	access initial and additional capital when required and on reasonable terms.

If we fail to address these and other challenges, risks and uncertainties successfully, our business, results of operations, prospects and financial condition would be materially harmed.

We are an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.

We have incurred significant net losses to date, and we expect that we will continue to incur net losses for the foreseeable future. We have incurred net losses in each period since our inception, including $25.6 million, $32.5 million and $37.9 million for the years ended December 31, 2022 and 2023 and the nine months ended September 30, 2024, respectively. As of September 30, 2024, we had an accumulated deficit of $205.7 million.

Developing products and services in the defense and broader aerospace industry is very time-consuming, and expensive and, to date, we have devoted a significant amount of our resources to our R&D programs. These programs may not produce successful results, and our new products and services may not achieve market acceptance, create additional revenue or become profitable. We expect our expenses to increase in connection with our ongoing activities, particularly as we aim to significantly increase our headcount in the near-term, advance the development of our aircraft and other products, seek regulatory approvals, and launch and commercialize our products at scale.

In addition to the expected costs to grow our business, we also expect to incur significant additional legal, accounting and other expenses as a newly public company. If we fail to increase our revenue to offset the increases in our operating expenses, we may not achieve or sustain profitability in the future. We will need to generate substantial additional revenue to achieve and then sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any period of time. Even if this offering is successful, we will require substantial additional capital to finance our operations and fund our R&D programs. If we are unable to raise capital when needed or on acceptable terms, then we may be forced to delay, reduce or eliminate our R&D activities as well as our commercialization efforts, which could have a material adverse effect on our business, growth prospects and financial condition.

Our failure to comply with covenants under our debt instruments could adversely affect our business and financial condition.

We have incurred significant indebtedness, including in connection with the Put-Together Transaction, and may incur additional debt for acquisitions, operations, R&D and capital expenditures, or for other reasons related to our overall capital deployment strategy. As of September 30, 2024, we had outstanding indebtedness of $103.9 million. The agreements governing our indebtedness contain restrictive covenants, including but not limited to, our ability to incur additional indebtedness, grant liens and pay any dividends or make distributions, as well as financial maintenance covenants, including debt service coverage ratios, that will limit our and our subsidiaries’ ability to engage in activities that may be in our and their long-term best interests. Any additional debt, to the extent we are able to incur it, may further restrict the manner in which we conduct business. Such restrictions, prohibitions and limitations could impact our ability to implement elements of our strategy, including in the following ways:

●	our flexibility to plan for, or react to, competitive challenges in our business and the pharmaceutical and in the aerospace and defense industry may be compromised;

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●	we may be put at a competitive disadvantage relative to competitors that do not have as much debt as we have, and competitors that may be in a more favorable position to access additional capital resources;

●	our ability to make acquisitions and execute business development activities through acquisitions will be limited and may, in future years, continue to be limited; and

●	our ability to resolve regulatory and litigation matters may be limited.

Furthermore, the creditors who hold our debt have in the past, and may in the future, accelerate amounts due in the event that we default on these covenants, which has in the past, and may in the future, trigger a default or acceleration of the maturity of our other debt. For example, civil actions were filed against CDI and individual guarantors in the Tioga County Court, State of Pennsylvania, in July 2023. The claimant, First Citizens Community Bank (“FCCB”), alleges that payment under certain promissory notes is due, and FCCB seeks recovery of the outstanding amounts. FCCB obtained judgments against all named defendants and we intend to negotiate a resolution with FCCB and, in the meantime, have negotiated forbearance agreements to prevent FCCB from enforcing the judgments. The acceleration of significant indebtedness may cause us to renegotiate, repay, or refinance the affected obligations, and there is no assurance that such efforts would be successful or on terms we deem attractive. In addition, any acceleration could result in a downgrade of any credit ratings then applicable to us, which could result in additional events of default or limit our ability to obtain additional financing.

In addition, we entered into the Put-Together Transaction Notes with the equity holders of certain of the businesses we acquired as part of the Put-Together Transaction. The Put-Together Transaction Notes with AIRO Drone, Agile Defense and CDI were amended to be convertible, in part, into shares of our common stock upon the closing of the BCA Transactions, with the remaining principal owed to such holders to be paid upon the closing of the BCA Transactions. We also agreed to assume other Fixed Conversion Obligations, which were also amended to be convertible, in part, into shares of our common stock upon the closing of the BCA Transactions, with the remaining principal owed to such holders to be paid upon the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, we intend to issue approximately           shares and use proceeds of $          million from this offering to satisfy the Fixed Conversion Obligations. The Sky-Watch Promissory Note (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Combinations”) is secured by all of the shares of our interest in Sky-Watch and, for the nine months ended September 30, 2024, Sky-Watch accounted for the majority of our revenue. If we are unable to repay the principal amount of the Sky-Watch Promissory Note when due, then the entire unpaid balance thereunder will be immediately due and payable and the note holders may take possession of and exercise control over the collateral under the Sky-Watch Promissory Note, resulting in our loss of all or partial ownership of Sky-Watch, which could adversely affect our business and financial condition. Furthermore, between May 2022 and September 2024, we raised $9.6 million in the form of unsecured promissory notes with no collateral and no guarantees. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Combinations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investor Notes” for additional information regarding the promissory notes.

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Risks Related to Our Business

We have made and may in the future make acquisitions and investments, which involve numerous risks.

We have made certain acquisitions, including our acquisitions of the Acquired Companies in connection with the Put-Together Transaction, and continue to routinely evaluate potential acquisitions, investments and strategic alliances involving complementary technologies, teams, products and companies. We expect to continue to pursue such transactions if appropriate opportunities arise. For example, in November 2023, we signed non-binding letters of intent to acquire two businesses for the Training segment, including a flight training school. The parties have undertaken due diligence to determine whether a binding purchase agreement will be negotiated. The total anticipated purchase price for the acquisitions is expected to range from $5.1 million to $7.7 million, which would be paid in a combination of cash and shares of our common stock.

Moreover, we may not be able to identify other potentially suitable transactions in the future or if we do identify such transactions, we may not be able to complete them on commercially acceptable terms or at all and may face intense competition for such opportunities. In pursuing transactions, we have and will continue to face numerous risks, including diverting management’s attention from normal daily operations of our business; difficulties in integrating the financial reporting capabilities and operating systems of any acquired operations to maintain effective internal control over financial reporting and disclosure controls and procedures; potential loss of key personnel of the acquired company as well as their know-how, relationships and expertise; challenges successfully integrating acquired personnel, operations and businesses; failing to realize the anticipated synergies and benefits of an acquisition; maintaining favorable business relationships of acquired operations; generating insufficient revenue from completed transactions to offset expenses associated with our efforts; acquiring material or unknown liabilities associated with any acquired operations; litigation associated with merger and acquisition transactions; and increasing expense associated with amortization or depreciation of intangible and tangible assets we acquire.

Our acquisitions, including the Put-Together Transaction, have required and continue to require significant management time and attention relating to the transactions. Past transactions, whether completed or abandoned by us, have resulted, and in the future may result, in significant time and attention, costs, expenses, liabilities and charges to earnings. The accounting treatment for any future transaction may result in significant amortizable intangible assets which, when amortized, will negatively affect our consolidated results of operations. The accounting treatment may also result in significant goodwill, which, if impaired, will negatively affect our consolidated results of operations. Furthermore, we may incur additional debt or issue equity securities to pay for transactions. The incurrence of additional debt could limit our operating flexibility and be detrimental to our profitability, and the issuance of equity securities would be dilutive to our existing stockholders. Any or all of the above factors may differ from the investment community’s expectations in a given quarter, which could negatively affect our stock price. In the event we make future investments, the investments may decline in value, we may lose all or part of our investment.

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We may not be able to successfully integrate the businesses and personnel of acquired companies and businesses, including those acquired in the Put-Together Transaction, and may not realize the anticipated synergies and benefits of such acquisitions.

We may not be able to realize the expected benefits from acquisitions, including the Put-Together Transaction, because of integration difficulties or other challenges. The success of our acquisitions will depend, in part, on our ability to realize all or some of the anticipated synergies and other benefits from integrating the acquired businesses with our existing businesses. Integration activities can be costly, complex and time consuming. The potential difficulties we may face in integrating the operations of our acquisitions include, among others: the failure to implement our business plans for the combined businesses and consolidation or expansion of production capacity as planned and where applicable; unexpected losses of key employees, customers or suppliers of our acquired companies and businesses; unanticipated issues in conforming our acquired companies’ and businesses’ standards, processes, procedures and controls with our operations; coordinating new product and process development; increasing the scope, geographic diversity and complexity of our operations; diversion of management’s attention from other business concerns; adverse effects on our or our acquired companies’ and businesses’ existing business relationships; unanticipated changes in applicable laws and regulations; operating risks inherent in our acquired companies’ and businesses’ business and operations; unanticipated expenses and liabilities; potential unfamiliarity with our acquired companies and businesses technology, products and markets, which may place us at a competitive disadvantage; and other difficulties in the assimilation of our acquired companies and businesses operations, technologies, products and systems.

Any acquired companies and businesses may have unanticipated or larger than anticipated liabilities for patent and trademark infringement claims, violations of applicable laws, rules and regulations, commercial disputes, taxes and other known and unknown types of liabilities. There may be liabilities that we underestimated or did not discover in the course of performing our due diligence investigation of our acquired companies and businesses. We may have no recourse or limited recourse under the applicable acquisition-related agreement to recover damages relating to the liabilities of our acquired companies and businesses.

We may not be able to maintain or increase the levels of revenue, earnings or operating efficiency that we, and each of our acquired companies and businesses, had historically achieved or might achieve separately. In addition, we may not accomplish the integration smoothly, successfully or within the anticipated costs or timeframe. If we experience difficulties with the integration process or if the business of our acquired companies or businesses deteriorates, the anticipated cost savings, growth opportunities and other synergies of our acquired companies and businesses may not be realized fully or at all, or may take longer to realize than expected. If any of the above risks occur, our business, financial condition, results of operations and cash flows may be materially and adversely impacted, we may fail to meet the expectations of investors or analysts, and our stock price may decline as a result.

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We face significant competition from other companies, many of which have substantially greater resources than we do.

The defense and broader aerospace industry is highly competitive and generally characterized by intense competition to win contracts. While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could get to market before us, either generally or in specific markets. Our current principal competitors include the following: (i) for our Drones segment: Da Jiang Innovations, Elbit Systems Ltd., Lockheed Martin Corporation, L3Harris Technologies, Inc.’s FVR-90, L3 Technologies, Inc., Martin UAV, LLC, Northrop Grumman Corporation’s V-Bat, Teledyne Technologies, Inc., and Textron Inc.’s Aerosonde; (ii) for our Training segment: Airborne Tactical Advantage Company, LLC, Draken International, Inc., Tactical Air Defense Services Inc. and Top Aces Inc.; (iii) for our Avionics segment: Avidyne Corporation, Collins Aerospace, Dynon Avionics, Inc., Garmin Ltd., Honeywell International Inc., L3Harris Technologies, Inc., and uAvionix Corporation; and (iv) for our Electric Air Mobility segment: Archer Aviation Inc., BETA Technologies, Inc., Eve Holding Inc., Joby Aviation, Inc., Lilium N.V., Vertical Aerospace Ltd., Volocopter GmbH, and Wisk Aero LLC, in addition to ground transportation services, such as Lyft, Inc. and Uber Technologies, Inc., and incumbent aircraft carrier services, such as Blade Air Mobility, Inc. and NetJets Inc.

Many of these companies have substantially greater financial, management, research and marketing resources than we do. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel, including those with security clearances. Furthermore, many of our competitors may be able to utilize their substantially greater resources and economies of scale to develop competing products and technologies, manufacture in high volumes more efficiently, divert sales away from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. In particular, our competitors may be able to obtain the relevant certification and approvals for their aircraft before us. Small business competitors may be able to offer more cost competitive products and services, due to their lower overhead costs, and take advantage of small business incentives and set-aside programs for which we are ineligible. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins.

We may not be able to keep pace with technological advances and we depend on advances in technology by other companies.

The defense and broader aerospace industry continues to undergo significant changes, primarily due to technological developments. Because of the rapid growth and advancement of technology, shifting consumer tastes and the popularity and availability of other forms of activities, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of, the defense and broader aerospace industry. The development of specialized software and hardware is a costly, complex and time-consuming process, and investments in product development often involve a long wait until a return, if any, can be achieved on such investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development and certification process. We anticipate making significant investments in R&D relating to our products and technology, but such investments are inherently speculative and require substantial capital expenditures. Any unforeseen technical obstacles and challenges that we encounter in the R&D process could result in delays in or the abandonment of product commercialization, may substantially increase development costs, and may negatively affect our results of operations. In the time it takes to develop or improve upon a product, that product may become obsolete.

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It is impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, and if we are not able to keep pace with these technological advances, then our revenues, profitability and results of operations may be materially adversely affected. However, if we struggle to adapt to an industry-shifting technological advancement or competitor offerings that render our products relatively less attractive or obsolete, including due to competitive pressures we face relative to other drone companies, it could have a material adverse effect on our business.

Further, we rely on and will continue to rely on components of our products that are developed and produced by other companies over which we have limited control. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies, and our ability to procure them from such third parties in a timely manner and on economically feasible terms. We may, from time-to-time, contract with and support companies developing key technologies in order to accelerate the development of such products for our specific uses. Such activities might not result in useful technologies or components for us.

We may be unable to acquire additional aircraft to support our Training segment on acceptable terms or at all.

The success of our Training segment, including our ability to bid and complete future task orders under certain multiple awards and IDIQ contracts issued by the U.S. military, is dependent on our financing or leasing additional aircraft that meet our customers’ needs. To date, a lack of funding has inhibited our ability to independently finance or lease potential aircraft. Even if we receive sufficient funding, there are a limited number of aircraft available that meet our customers’ needs and potential seller countries have been retaining aircraft in light of the Ukrainian conflict and instability in other areas of the world as well as delayed deliveries from manufacturers of new aircraft, creating more limited supply. In addition, as a result of policy changes regarding aircraft transfers to the United States, purchased aircraft often need to be disassembled, imported into the United States, and appropriately modified to meet customer needs. This requires significant capital and lead time to put an aircraft into operation. Delays or failure in obtaining suitable aircraft could adversely impact financial results and growth plans due to missed task order bidding opportunities.

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Due to the nature of our products and services, a product safety failure, quality issue or other failure affecting our or our customers’ or suppliers’ products or systems could seriously harm our business.

Our products and services are highly sophisticated and specialized, involve complex advanced technologies, are often integrated with third-party products and services, and are utilized for specific purposes that require precision, reliability, and durability. Many of our products and services include both hardware and software that involve industrial machinery and intricate aviation and defense systems, including commercial and military jet engines, power and control systems, and other aircraft parts, and military sensors and command and control systems. Technical, mechanical, quality, electronic, and other failures may occur from time to time, whether as a result of manufacturing or design defect, operational process, or production issue attributable to us, our customers, suppliers, partners, third party integrators, or others. Product design changes and updates could also have associated cost and schedule impacts. In addition, our products could fail as a result of cyber-attacks, such as those that seize control and result in misuse or unintended use of our products, or other intentional acts. The impact of a catastrophic product or system failure or similar event affecting our or our customers’ or suppliers’ products or services could be significant, and could result in injuries or death, property damage, loss of strategic capabilities, loss of intellectual property, loss of reputation, and other significant negative effects. A product or system failure, or perceived failure, could lead to negative publicity, a diversion of management attention, and damage to our reputation that could reduce demand for our products and services. It could also result in product recalls and product liability and warranty claims (including claims related to the safety or reliability of our products) and related expenses, other service, repair and maintenance costs, labor and material costs, customer support costs, significant damages, and other costs, including fines and other remedies, and regulatory and environmental liabilities. We may also incur increased costs, delayed payments, reputational harm, or lost equipment or services revenue in connection with a significant issue with a third party’s product with which our products are integrated. Further, our insurance coverage may not be adequate to cover all related costs and we may not otherwise be fully indemnified for them. Any of the foregoing could have a material adverse effect on our competitive position, results of operations, financial condition, or liquidity.

Our customers may experience service failures or interruptions due to defects in the software, infrastructure, components or engineering system that compromise our products and services, or due to errors in product installation, any of which could harm our business.

Our products and services may contain undetected defects in the software, infrastructure, components or engineering system. Sophisticated software and applications, such as those adopted and offered by us in connection with or as a part of our eVTOL, drone, and avionics offerings, may contain “bugs” that can unexpectedly interfere with the software and applications’ intended operations. Our communication services may from time to time experience outages, service slowdowns or errors. Defects may also occur in components or processes used in our products or for our services.

There can be no assurance that we will be able to detect and fix all defects in the hardware, software and services we offer. Failure to do so could result in decreases in sales of our products and services, lost revenues, significant warranty and other expenses, decreases in customer confidence and loyalty, losing market share to our competitors, and harm to our reputation.

Our future success depends on the continuing efforts of our key personnel and on our ability to attract and retain highly skilled personnel and senior management.

Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key technical personnel and executive officers, including the contributions of Captain Joseph D. Burns, our Chief Executive Officer, Dr. Chirinjeev Kathuria, our Executive Chairman, and John Uczekaj, our President and Chief Operating Officer, as well as other members of our management team, and the hiring, development, and retention of qualified technical, engineering, manufacturing, marketing, sales, and management personnel for our operations. The loss of services of any of these individuals could make it more difficult to achieve our business plans. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services. We do not currently maintain “key person” life insurance on the lives of our executives. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

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We aim to significantly increase our headcount in the near-term, but have experienced, and continue to experience, challenges hiring highly qualified personnel including engineers, pilots, skilled laborers, and security clearance holders. Currently, there is a shortage of pilots that could exacerbate over time as more pilots in the industry approach mandatory retirement age which will affect our Training segment. We expect these difficulties to continue in the future. In addition, the cost of labor remains high. Some candidates and new personnel may have job-related expectations that differ from our current workforce and are inconsistent with our corporate culture. With respect to existing personnel, some may become required to receive various security clearances and substantial training in order to work on certain programs or perform certain tasks. Necessary security clearances may be delayed, which may impact our ability to perform on our U.S. government contracts. We also may not be successful in training or developing qualified personnel with the requisite relevant skills or security clearances. Moreover, some of our employees are covered by collective bargaining agreements. If we have additional challenges renegotiating agreements or if our employees pursue new collective representation, then we could experience additional costs and/or be subject to work stoppages. Any of the above factors could seriously harm our business.

We rely on a limited number of suppliers in Canada and Europe for critical components and raw materials used to manufacture and develop our products. If we are forced to use suppliers outside these jurisdictions and, as a result, such materials become scarce or unavailable, or such suppliers fail, then we may incur delays in development, manufacture and delivery of our products, which could damage our business.

We obtain hardware components, raw materials, and various systems and subsystems from a limited group of suppliers located in Canada and Europe, some of which are sole source suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell such components, materials, systems or subsystems to us. Our reliance on these suppliers involves significant risk and uncertainty, including whether such suppliers will provide an adequate supply of products of sufficient quality, will increase prices for the products and will perform their obligations on a timely basis. Changes in business conditions, wars, governmental changes, political intervention, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. For instance, global supply chain disruptions in 2021 and 2022 impacted our ability to procure raw materials, microelectronics, and certain commodities. These disruptions were driven by supply chain market constraints and macroeconomic conditions, including inflation and geopolitical conditions. In addition, current high inflation levels have increased material and component prices, labor rates, and supplier costs, and put pressure on our margins. Credit market conditions, including higher interest rates and the availability of credit, have impacted some of our suppliers and subcontractors as well. As a result of these procurement issues, the production flow in our factories has been negatively impacted, which has, in turn, hindered our ability to perform on our commitments to customers and negatively affected our results of operations.

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The timing of the impacts of these supply chain risks and issues and our ability to mitigate them are uncertain and difficult to predict. However, we expect the current supply chain, inflation, price issues and potential tariffs and their negative impacts on our business to continue into 2025. While we have seen some easing of these issues in late 2024, we expect to experience intermittent delays throughout 2025. Furthermore, the existing supply chain issues could be compounded by other events, such as an economic downturn; supplier capacity constraints for other reasons; supplier quality issues (for example, defects or fraudulent parts); supplier closing, bankruptcy, or financial difficulties; price increases for various reasons; and worsening shortages of raw materials or commodities, including as a result of war or other geopolitical actions, natural disaster (including the effects of climate change), health pandemic or other business continuity events, or transport and distribution issues, any of which could further negatively impact our ability to meet our commitments to customers or increase our operating costs and therefore incrementally affect our results of operations, financial condition, and liquidity.

Furthermore, if we experience significant increased demand, or need to replace our existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. In addition, certain components and raw materials used in the development and manufacture of our products are periodically at risk of supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. If shortages occur and we are unable to obtain components from third party suppliers in the quantities and of the quality we require, on a timely basis and at acceptable prices, then we may not be able to timely complete development of or deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations, prospects and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. Even if we are successful at locating alternative suppliers the costs of the components may be higher than the original supplier’s components or we may be required to purchase in larger quantities than we normally would, which may result in higher inventory levels than desired. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

We do not control our suppliers’ labor or other compliance practices, including environmental, health and safety practices. If our current suppliers, or any other suppliers we may use in the future, violate U.S. or foreign laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our operating results.

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We rely on independent dealers and distributors to sell our Avionics products, and disruption to these channels would harm our business.

A significant portion of aftermarket sales in our Avionics segment are made through a worldwide network of independent dealers and distributors, which subjects us to many risks, including risks related to their inventory levels and support for our products. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

Many of our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business will suffer.

We currently, and may in the future, use and develop generative AI technologies throughout our business, which may expose us to certain regulatory and other risks that could adversely affect our results of operations and financial condition.

We use AI, machine learning and automated decision-making technologies, including proprietary AI and machine learning algorithms and models (“AI Technologies”) in our business. For example, AIRO Drone expects to operate drones in an AI-based commercial inspection service known as DaaS and build and operate a worldwide drone datacom network known as “AIRO-NET.” As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of, or our investments in, such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. In particular, if the models underlying our AI Technologies are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation, and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are party or civil claims. Finally, the overall regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced, or are currently considering, additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

If our information technology systems or data, or the third parties with whom we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences, risks which are amplified by our work for world governments.

In the ordinary course of our business, we and the third parties with whom we work may process proprietary, confidential, and sensitive data, including personal data, and third-party intellectual property.

In conjunction with defense procurements, some international customers require contractors to comply with industrial cooperation regulations, including entering into industrial participation, industrial development or localization agreements, sometimes referred to as offset agreements or offset contracts, as a condition to obtaining orders for our products and services. These offset agreements generally extend over several years and obligate the contractor to perform certain commitments, which may include in-country purchases, technology transfers, local manufacturing support, consulting support to in-country projects, investments in joint ventures and financial support projects, and preference for local suppliers or subcontractors. The customer’s expectations in respect of the scope of offset commitments can be substantial, including high-value content, and may exceed existing local technical capability. Failure to meet these commitments, which can be subjective and outside of our control, may result in significant penalties, and could lead to a reduction in sales to a country. Furthermore, some of our existing offset agreements are dependent upon the successful operation of joint ventures that we do not control and involve products and services that are outside of our core business, which may increase the risk of breaching our obligations, exposing us to compliance risks of the joint venture, and impairing our ability to recover our investment. For more information on our industrial development obligations, including the notional value of our remaining industrial development obligations and potential penalties for non-compliance, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments”.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect and as a government contractor, these security threats are amplified. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), “hacktivists,” organized criminal threat actors, sophisticated nation-states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our products. We and the third parties with whom we work may be subject to a variety of other evolving threats, including, but not limited to, social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by artificial intelligence, and other similar threats. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, ability to provide our products and services, loss of data, loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the financial, operational and reputational impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws prohibit such payments).

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Additionally, hybrid and remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit, and in public locations. Future or past business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely upon third parties and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised. We may share or receive sensitive information with or from third parties.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate and remediate vulnerabilities in our information security systems (such as our hardware and/or software, including that of third parties with whom we work), but we may not be able to detect, mitigate, and remediate all such vulnerabilities including on a timely basis. It may also be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our products and services. We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations require us to implement and maintain specific industry-standard or otherwise reasonable security measures to protect our information technology systems and sensitive information.

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Applicable data security and public company disclosure obligations may require us, or we may voluntarily choose, to notify relevant stakeholders of certain security incidents, including affected individuals, customers, regulators and investors, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosures or the failure to comply with such applicable requirements, could lead to adverse consequences. If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss and other similar harms.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. In addition, our insurance coverage may not be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices or that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Sensitive information of us or our customers could also be leaked, disclosed, or revealed as a result of or in connection with our employee’s, personnel’s, or vendor’s with whom we work use of generative AI Technologies.

Our commercial aviation products, systems and services businesses are affected by global demand and economic factors that could negatively impact our financial results.

The operating results of our commercial aviation products, systems and services businesses – particularly our Electric Air Mobility and Avionics segments – have been and may in the future be adversely affected by downturns in the global demand for air travel, which impacts new aircraft production and orders, and global flying hours, which impacts air transport, regional and business aircraft utilization rates and pilot training needs. The aviation industry is highly cyclical, and the level of demand for air travel is correlated to the strength of the U.S. and international economies and is impacted by long-term trends in airline passenger and cargo traffic. The results of our commercial aviation businesses also depend on other factors, including general economic growth, political stability in both developed and emerging markets, pricing pressures, trends in capital goods markets and changes in OEM production rates.

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Extreme weather, natural disasters and other adverse events could have a material adverse effect on our business, results of operations and financial condition.

Adverse weather conditions and natural disasters, such as hurricanes, winter snowstorms or earthquakes, can cause flight cancellations or significant delays. Cancellations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security or other factors may affect us to a greater degree than our competitors who may be able to recover more quickly from these events, and therefore could have a material adverse effect on our business, results of operations and financial condition to a greater degree than other air carriers.

The sizes of the markets for our current and future solutions may be smaller than we estimate.

Our estimates of the total addressable market for our current products and services are based on a number of internal and third-party estimates. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the total addressable market for our current or future products and services may prove to be incorrect. If the actual number of customers who will use our products and services, the price at which we can sell our products and services or the total addressable market for our products and services is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business, financial condition and results of operations.

The market for eVTOL aircraft and electric air mobility has not been clearly defined, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected, which may harm our business, financial condition, and results of operations.

The electric air mobility market is still emerging and has not been clearly defined. We are uncertain as to what extent market acceptance will grow, if at all. Our customers will likely initially launch operations in a limited number of metropolitan areas. The success of these markets, if any, and the opportunity for future growth in these and other markets may not be representative of the potential market for electric air mobility in other metropolitan areas. Our success will depend to a substantial extent on regulatory approval and availability of eVTOL technology, as well as the willingness of commuters and travelers to widely adopt air mobility as an alternative for ground transportation. If the public does not perceive electric air mobility as beneficial, or chooses not to adopt electric air mobility as a result of concerns regarding safety, affordability, value proposition or for other reasons, then the market for our aircraft may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. Any of the foregoing could materially adversely affect our business, financial condition, prospects, and results of operations.

We are still developing our eVTOL aircraft, have not yet obtained FAA certification of our eVTOL aircraft under development and we have yet to manufacture or deliver any aircraft to customers, which makes evaluating our business and future prospects difficult and increases the risk of investment.

We have a limited operating history in designing, developing, and working to certify an eVTOL aircraft. Our eVTOL aircraft is in the development stage, and we do not expect our first passenger production aircraft to be certified by the TCCA under existing CAR 529 Transport Category Rotorcraft airworthiness rules until 2031 or later and certification of our 33% scaled cargo version to be certified under drone rules until 2027 or later. As a result, we have no experience as an organization in volume manufacturing of aircraft. Many of our current and potential competitors are larger and have substantially greater resources than we currently have or expect to have in the future. As a result, those competitors may be able to allocate greater resources to the development of their current and future technologies, the promotion and sale of their offerings, and/or offer their technologies at lower prices. Notably, our competitors may be able to receive Type, Airworthiness or Production certification from the FAA covering their eVTOL aircraft prior to us receiving such certifications. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.

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We cannot assure you that we or our partners will successfully develop manufacturing and supply chain capabilities that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully commercialize our aircraft.

There may be reluctance by consumers to adopt a new form of mobility, or an unwillingness to pay aircraft operators’ projected prices.

Our growth is highly dependent upon the adoption by consumers of an entirely new form of mobility offered by eVTOL aircraft and the electric air mobility market. If consumers do not adopt this new form of mobility or are not willing to pay the projected prices for the aerial ridesharing services provided by our customers, our prospects, financial condition and operating results will be harmed. This market is new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, new aircraft announcements and changing consumer demands and behaviors. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents involve our aircraft. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition, and results of operations.

Our success in a given market will depend on our customers’ ability to develop a network of passengers and accurately assess and predict passenger demand and price sensitivity. Demand and price sensitivity may fluctuate based on a variety of factors, including macroeconomic factors, quality of service, negative publicity, safety incidents, corporate reporting related to safety, quality of customer support, perceived political or geopolitical affiliations, or dissatisfaction with our products and offerings in general. If the operators of our aircraft fail to attract passengers or fail to accurately predict demand and price sensitivity, it could reduce demand for our aircraft and harm our financial performance.

In addition, while our aircraft will be operating within the existing aviation airspace and infrastructure, long-term continued adoption of electric air mobility will depend on operators’ ability to develop and operate vertiports in desirable locations in metropolitan locations. Developing and operating vertiport locations will require permits and approvals from federal, state, and local regulatory authorities and government bodies, and operation of our aircraft will depend on such permits and approvals. If our operators are prohibited, restricted, or delayed from developing and operating desirable vertiport locations, then demand for our aircraft could decline and our business could be adversely affected.

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We expect that a large driver of passenger demand for electric air mobility will be time savings when compared with alternative modes of transportation. Should operators of our aircraft be unable to deliver a sufficient level of time savings for passengers, or if expected time savings are impacted by delays or cancellations, it could reduce consumer demand and, in turn, demand for our aircraft. If demand does not materialize or falls, our business, financial conditions, prospects, and results of operations could be adversely affected.

Operators of our aircraft may be unable to reduce end-user pricing over time at rates sufficient to stimulate demand for our aircraft, drive expected growth and accomplish planned production.

Operators of our aircraft may not be able to successfully reduce end-user pricing over time to increase demand, address new market segments and develop a significantly broader customer base. We expect that initial end-user pricing may be most applicable to relatively affluent consumers, and operators will need to address additional markets and expand their customer demographic in order to further grow their electric air mobility business. If operators are unable to meet their end-user pricing projections, then demand for our aircraft will decline and we will be unable to meet our production plans, resulting in an increase in our per-unit costs, adversely affecting our results of operations.

Our aircraft may not perform at the level we expect, and may have design or manufacturing deficiencies, such as higher than expected noise profiles, lower payloads than initially estimated, shorter ranges and/or shorter useful lives than we anticipate.

Our aircraft may contain defects in design or manufacture that may cause them not to perform as expected or that may require repair. For example, our aircraft may have a higher noise profile than we expect or carry a lower payload or have a shorter maximum battery range than we estimate. Our aircraft also use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. There can be no assurance that we will be able to detect and fix any such defects in these products prior to their use. While we have performed extensive testing, in some instances we are still relying on projections and models to validate the projected performance of our aircraft. To date, we have been unable to validate the performance of our aircraft over the expected lifetime of the aircraft.

Accidents or safety incidents involving eVTOL aircraft, us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.

Test flying prototype aircraft is inherently risky, and accidents or incidents involving our aircraft are possible. Urban environments may present particular challenges to the operators of UAS, such as an increased risk of collisions resulting in property damage, injury or death. As the usage of UAS has increased, the danger of such collisions has increased. Any such occurrence would negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to the sales of our aircraft. In addition, such occurrences could significantly damage the reputation of and support for UAS in general.

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The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain certification from the Civil Aviation Authorities for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium-ion batteries and/or advanced flight control software capabilities. An accident or other safety incident involving either our aircraft or a competitor’s aircraft during these early stages of opinion formation could have a disproportionate impact on the longer-term view of the emerging electric air mobility market.

Further, if our personnel, our aircraft or other types of aircraft are involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident, which would adversely impact our business, results of operations and financial condition.

If we experience harm to our reputation and brand by customers, employees or operators, our business, financial condition, and results of operations could be adversely affected.

Continuing to increase the strength of our reputation and brand for high-performing, sustainable, safe and cost-effective electric air mobility is critical to our ability to attract and retain customers and partners. In addition, our growth strategy includes international expansion through joint ventures or other partnerships with local companies that would benefit from our reputation and brand recognition. The successful development of our reputation and brand will depend on several factors, many of which are outside of our control. Negative perception of our aircraft or company may harm our reputation and brand, including as a result of:

●	complaints or negative publicity or reviews about us, independent third-party aircraft operators, passengers, or other brands or events that we associate with, even if factually incorrect or based on isolated incidents;

●	our involvement during times of war and other major conflicts, including the current conflicts between Russia and Ukraine and between Israel and Hamas;

●	changes to our operations, safety and security or other policies that customers, end-users or others perceive as overly restrictive, unclear or inconsistent with our values;

●	illegal, negligent, reckless or otherwise inappropriate behavior by operators or independent third parties involved in the operation of our business or by our management team or other employees;

●	actual or perceived disruptions or defects in our aircraft;

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●	litigation over, or investigations by regulators into, our operations or those of our independent third-party aircraft operators;

●	a failure to operate our business in a way that is consistent with our values;

●	negative responses by independent third-party aircraft operators to new mobility offerings; or

●	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

Any of the foregoing could adversely affect our business, financial condition, and results of operations.

In order to reach production for our aircraft, we need to develop complex software and technology systems in coordination with our partners and suppliers, and there can be no assurance such systems will be successfully developed.

We anticipate that our aircraft will use a substantial amount of sophisticated software and hardware to operate. The development of such advanced technologies is inherently complex, and we will need to coordinate with our partners and suppliers in order to reach production for our aircraft. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. If any of our partners and suppliers fail to adequately fulfill their obligations towards us or experience interruptions or disruptions in production or provision of services due to, for example, bankruptcy, natural disasters, labor strikes or disruption of its supply chain, we may experience a significant delay in the delivery of or fail to receive previously ordered systems and parts, which would adversely affect our revenue and profitability and could jeopardize our ability to meet the demands of our program participants or develop the necessary software and technology systems may harm our competitive position.

We are relying on third-party partners to develop a number of emerging technologies for use in our products. These technologies are not currently, and may not ever be, commercially viable. There can be no assurances that our partners will be able to meet the technological requirements, production timing, and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance, useful life, and warranty characteristics that we anticipate in our business plan or may have performance problems related to mechanical or software defects. As a result, our business plan could be significantly adversely impacted, and we may incur significant liabilities under warranty claims, which could adversely affect our business, prospects, and results of operations.

We may not be able to produce aircraft in the volumes or on the timelines that we anticipate.

There are significant challenges associated with mass producing aircraft in the volumes that we are anticipating. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market from the concept and design stage, the need for specialized design and development expertise, extensive regulatory requirements, difficulty establishing a brand name and image, and the need to establish maintenance and service locations. As a manufacturer of electric aircraft, we face a variety of added challenges to entry that a traditional aircraft manufacturer would not encounter, including additional costs of developing and producing an electric powertrain, regulations associated with the transport of lithium-ion batteries and unproven high-volume consumer demand for a fully electric aerial mobility service. Additionally, we are developing production lines for components and at volumes for which there is little precedent within the traditional aerospace industry. If we are not able to overcome these barriers, our business, prospects, operating results and financial condition will be negatively impacted, and our ability to grow our business will be harmed.

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There can also be no assurance that our operator customers will not experience operational or process failures and other problems, including pilot error, cyberattacks or other intentional acts, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to the electric air mobility industry and, accordingly, our business, in addition to tort liability, increased safety infrastructure and other costs that may arise. Such issues could result in increased regulation or other systemic consequences. Adverse publicity affecting the industry and our reputation as a result of accidents, operational failures, or other safety incidents could have a material adverse effect on our business, financial condition, prospects, and results of operation. In addition, our aircraft may be grounded by regulatory authorities due to safety concerns that could have a material adverse impact on our business, financial condition, operating results and prospects.

We will also need to do extensive testing to ensure that the aircraft is in compliance with applicable TCCA safety regulations and other relevant regulations prior to beginning mass production. In addition to certification of the aircraft, we will be required to obtain TCCA approval to manufacture completed aircraft pursuant to a TCCA-approved type design (e.g., type certificate). Production approval involves initial TCCA manufacturing approval and extensive ongoing oversight of mass-produced aircraft. If we are unable to obtain production approval for the aircraft, or if TCCA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially.

The timing of our production ramp is dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out, and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It is also dependent on being able to timely obtain TCCA certification. If we experience any delays in the execution of these plans or in obtaining TCCA certification, our business, prospectus, operating results and financial condition will be negatively impacted.

Risks Related to Our U.S. Government Contracts

We are subject to extensive government regulation, and our failure to comply with applicable regulations may subject us to significant financial liability, penalties, and other government actions that restrict our ability to conduct our business.

As a contractor to the U.S. government and provider of various technologies, we are subject to and must comply with various government regulations that impact our revenue, operating costs, profit margins and the internal organization and operation of our business. We also need special security clearances and regulatory approvals to continue working on certain projects with the U.S. government. Our failure to comply with applicable regulations, rules and approvals, changes in the government’s interpretation of such regulations, rules and approvals as have been and are applied to our contracts, proposals or business or misconduct by any of our employees could result in financial liability, the imposition of fines and penalties, the loss of security clearances, a decrease in profitability, the loss of our government contracts or our suspension or debarment from contracting with the U.S. government generally, any of which could harm our business, financial condition, and results of operations. We are also subject to certain regulations of comparable government agencies in other countries, and our failure to comply with these non-U.S. regulations could also harm our business, financial condition or results of operations.

U.S. government agencies, including the FAA, the Defense Contract Audit Agency, the Defense Contract Management Agency and various agency Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor’s compliance with applicable laws, regulations and contract terms, regarding, among other things, contract pricing, contract performance, cost structure and business systems. U.S. government audits and investigations often take years to complete, and many result in no adverse action against us. Like many U.S. government contractors, we have received audit and investigative reports recommending the reduction of certain contract prices or that certain payments be repaid, delayed, or withheld, and may involve substantial amounts. Similarly, like other U.S. government contractors, audits and investigations also occur related to cost reimbursements that are based upon our final allowable incurred costs for each year. We have unaudited or unsettled incurred cost claims related to past years, which limits our ability to issue final billings on contracts for which authorized and appropriated funds may be expiring or can result in delays in final billings and our ability to close out a contract.

If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, penalties, fines or suspension or debarment from doing business with the U.S. government. Suspension or debarment could have a material adverse effect on us because of our dependence on contracts with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Similar government oversight and risks to our business and reputation exist in most other countries where we conduct business.

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U.S. government contracts are frequently awarded only after formal, protracted competitive proposal processes and, in many cases, unsuccessful offerors for U.S. government contracts are provided the opportunity to protest contract awards through various agency, administrative and judicial channels. Competing for U.S. government contracts presents a number of risks, including the following:

●	the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

●	the substantial cost and managerial time and effort that must be spent to prepare bids and proposals for contracts that may not be awarded to us;

●	the need to estimate accurately the resources and cost structure that will be required to service any contract we are awarded; and

●	the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding.

The U.S. military chooses winning proposals based on such factors as cost, certainty of fulfilling the needs of a specific task order, safety records, and other criteria stated in solicitations. For example, while our Training segment is an approved provider under U.S. military contracts with a limited number of competitors, the U.S. military periodically releases task order solicitations requesting specific services pursuant to a competitive process.

U.S. government contracts are subject to a competitive bidding process, are generally not fully funded at inception, and contain certain terms that may be unfavorable to us, which could result in contracts and opportunities consuming significant resources without generating revenue or profit.

U.S. government contracts typically involve long lead times for design and development, and are subject to significant changes in scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, at the government’s convenience. Because a substantial majority of our revenue is dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition.

We rely to a significant degree on sales to the U.S. government, particularly to agencies of the DoD and a decline in government budgets, funding, changes in spending or budgetary priorities, or delays in contract awards may materially adversely affect our future revenue, business, financial condition, results of operations, cash flow and equity.

We derive a significant portion of our total sales from the U.S. government and its agencies, either as a prime contractor or subcontractor, particularly in connection with our Drones and Training segments. The DoD is our principal U.S. government customer. We believe that the success and growth of our business for the foreseeable future will continue to depend to a significant degree on our ability to win government contracts, in particular from the DoD. Additionally, the military and defense market is significantly dependent upon government budget trends, particularly the DoD budget. In addition to normal business risks, our supply of products to the U.S. government is subject to unique risks largely beyond our control. DoD budgets could be negatively impacted by several factors, including, but not limited to, a change in defense spending policy as a result of the presidential election or otherwise, the U.S. government’s budget deficits, spending priorities (for example, shifting funds to efforts to combat the impact of the pandemic or efforts to assist Ukraine in the Russia and Ukraine conflict), the cost of sustaining the U.S. military presence internationally, possible political pressure to reduce U.S. government military spending and the ability of the U.S. government to enact appropriations bills and other relevant legislation, each of which could cause the DoD budget to remain unchanged or to decline. In recent years, the U.S. government has been unable to complete its budget process before the end of its fiscal year, resulting in both governmental shutdowns and continuing resolutions providing only enough funds for U.S. government agencies to continue operating at prior- year levels. Further, if the U.S. government debt ceiling is not raised and the national debt reaches the statutory debt ceiling, the U.S. government could default on its debts. A significant decline in U.S. military expenditures could result in a reduction in the amount of our products sold to the various agencies and buying organizations of the U.S. government.

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The U.S. government may modify, curtail or terminate one or more of our contracts.

The U.S. government contracting party may modify, curtail or terminate its contracts with us, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to our U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process due to fiscal constraints, changes in U.S. national security strategy and/or priorities or other reasons. Historically, our Training segment has received some U.S. government contract funding under programs designed to benefit “small businesses” as defined under certain provisions of the U.S. Small Business Administration (“SBA”) regulations. The SBA regulations address multiple different programs that have varying eligibility requirements. Moreover, the SBA regulations are subject to different interpretations, and the U.S. government may determine, under a changed interpretation, that we should no longer be classified as small. If the U.S. government made such a determination, it could terminate, cancel, or decide not to award options on existing agreements.

Any loss or anticipated loss or reduction of expected funding and/or modification, curtailment, or termination of one or more of our U.S. government contracts could have a material adverse effect on our earnings, cash flow and/or financial position, as well as our access to government testing facilities and/or our ability to secure pre-certification operating experience and/or revenues.

Our business may benefit in part from government funding, and our inability to receive such financial support could harm our business.

We may receive subsidies and grants from governments in some countries. These programs are subject to periodic review by the relevant governments, and if any of these programs are curtailed or discontinued, this could have a material adverse effect on our business, financial condition and results of operations. As the availability of government funding is outside our control, we cannot guarantee that we will continue to benefit from government support or that sufficient alternative funding will be available if we lose such support. For example, we previously entered into discussions with the federal and the provincial government of Quebec to provide funding for our aircraft development program and Quebec’s Minister of Economy and Innovation has conditionally agreed to financially support the program. The funding mechanisms have not yet been determined but it is anticipated that they would include grants and/or tax rebates. If we do not receive this funding, our aircraft development program could be adversely affected.

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Risks Related to Legal and Regulatory Requirements

Many of our products and services are subject to local, state, federal and international regulatory frameworks that are costly to comply with, are subject to interpretation, may be dependent on political pressures and factors and/or are subject to change.

Many of the products we develop and manufacture are highly dependent on our ability to meet local, state, federal and international regulations. In particular, our ability to meet the certification requirements for our products in the United States and abroad could determine the ability to sell, deliver, and manufacture our products, and therefore, could impact our operating results. These regulations include design and manufacture of products and components. While a common framework exists among many regulatory authorities allowing for recognition of different regulatory approvals by other regulatory entities, often times there are differences that require additional validation to meet the requirements of a specific entity. The risk not only lies in the viability of a particular product but also the time to market. Delays in the process are not unusual and can lead to delays in bringing product to market. These delays could result in financial and competitive impacts on AIRO’s operations. For a description of the regulatory frameworks that apply to our products and services, see the section titled “Business— Government Regulation.”

Our business is highly regulated and our ability to generate revenues and profit may be limited by regulatory restrictions and/or changes and the speed with which such restrictions and/or changes occur.

Aerospace manufacturers and aircraft operators are subject to extensive regulatory and legal requirements that involve significant compliance costs. The Civil Aviation Authorities may issue regulations relating to the operation of aircraft that could require significant expenditures. Implementation of the requirements created by such regulations may result in increased costs for our electric air mobility passengers and us. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of our operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising fares, reducing revenue and increasing costs. Moreover, the nature of and the speed with which these regulations are completed and implemented pose a risk for our financial performance and condition, timing of growth and overall potential. As a result, we cannot ensure that these and other laws or regulations enacted in the future will not have a negative impact on our business, financial condition, and results of operations.

Governments and regulatory agencies in the markets where we manufacture and sell drone products may enact additional regulations relating to product safety and consumer protection in the future, and may also increase the penalties for failure to comply with product safety and consumer protection regulations. In addition, one or more of our customers might require changes in our products, such as the non-use of certain materials, in the future. Complying with any such additional regulations or requirements could impose increased costs on our business. Similarly, increased penalties for non-compliance could subject us to greater expenses in the event any of our products were found to not comply with such regulations. Such increased costs or penalties could have a negative impact on our business, financial condition, and results of operations.

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We are subject to the risks associated with conducting international business operations.

In addition to our U.S. operations, we also have international operations in Canada and Denmark, sell our products and services to international dealers and customers, including foreign governments and engage in sales and marketing efforts in many foreign jurisdictions. In international sales, we face substantial competition from both U.S. manufacturers and international manufacturers whose governments sometimes provide R&D assistance, marketing subsidies and other assistance for their products and services. International sales present risks that are different and potentially greater than those encountered in our U.S. business. In 2023, a majority of our total net sales were from international customers. International sales are subject to numerous political and economic factors, including changes in foreign national priorities, foreign government budgets, global economic conditions, and fluctuations in foreign currency exchange rates, the possibility of trade sanctions and other government actions, regulatory requirements, significant competition, taxation, and other risks associated with doing business outside the United States. Sales of military products and services and any associated industrial development (offset) agreements are subject to U.S. export regulations and foreign policy, and there could be significant delays or other issues in reaching definitive agreements for announced programs. See “—We cannot predict the consequences of future macroeconomic conditions or geopolitical events, but they may adversely affect market and economic conditions, the markets in which we operate, our ability to insure against risks, our operations or our profitability.”

Our international business is conducted through foreign military sales (“FMS”) contracted through the U.S. government and by direct commercial sales (“DCS”) to international customers. FMS contracts with the U.S. government are subject to the FAR and the DFARS. Because the U.S. government functions as an intermediary in FMS sales, we are reliant on the capacity and speed of the DoD’s administration of requests from non-U.S. countries to convert requests to sales. In contrast, DCS transactions represent sales directly to international customers and are subject to U.S. and foreign laws and regulations, including product testing, import-export control, economic sanctions, technology transfer restrictions, investments, taxation, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act and other anti-corruption laws and regulations, and the anti-boycott provisions of the U.S. Export Control Reform Act of 2018. While we have extensive policies in place to comply with such laws and regulations, failure by us, our employees or others working on our behalf to comply with these laws and regulations could result in administrative, civil, or criminal liabilities, including suspension, debarment from bidding for or performing government contracts, or suspension of our export privileges, which could have a material adverse effect on us. We frequently team with international subcontractors and suppliers who also are exposed to similar risks.

We believe DCS transactions present a higher level of potential risks because they involve direct commercial relationships with parties with which we typically have less familiarity. Additionally, international procurement and local country rules and regulations, contract laws and judicial systems differ from those in the United States and, in some cases, may be less predictable than those in the United States, which could impair our ability to enforce contracts and increase the risk of adverse or unpredictable outcomes, including the possibility that certain matters that would be considered civil matters in the United States are treated as criminal matters in other countries.

Additionally, changes in regulatory, geopolitical, social, economic, or monetary policies and other factors, including those which may result from the outcome of the 2024 U.S. presidential election, if any, may have a material adverse effect on our business in the future, or may require us to exit a particular market or significantly modify our current business practices. Abrupt political change, terrorist activity and armed conflict pose a risk of general economic disruption in affected countries, including economic sanctions and export license requirements, which could also result in an adverse effect on our business and results of operations.

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We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, intellectual property, and sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In conjunction with defense procurements, some international customers require contractors to comply with industrial cooperation regulations, including entering into industrial participation, industrial development or localization agreements, sometimes referred to as offset agreements or offset contracts, as a condition to obtaining orders for our products and services. These offset agreements generally extend over several years and obligate the contractor to perform certain commitments, which may include in-country purchases, technology transfers, local manufacturing support, consulting support to in-country projects, investments in joint ventures and financial support projects, and preference for local suppliers or subcontractors. The customer’s expectations in respect of the scope of offset commitments can be substantial, including high-value content, and may exceed existing local technical capability. Failure to meet these commitments, which can be subjective and outside of our control, may result in significant penalties, and could lead to a reduction in sales to a country. Furthermore, some of our existing offset agreements are dependent upon the successful operation of joint ventures that we do not control and involve products and services that are outside of our core business, which may increase the risk of breaching our obligations, exposing us to compliance risks of the joint venture, and impairing our ability to recover our investment. For more information on our industrial development obligations, including the notional value of our remaining industrial development obligations and potential penalties for non-compliance, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.”

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In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). In the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation, the United Kingdom’s General Data Protection Regulation (collectively, the “GDPR”), and Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018) impose strict requirements for processing personal data. In Canada, the Personal Information Protection and Electronic Documents Act and various related provincial laws, as well as Canada’s Anti-Spam Legislation, may apply to our operations.

Our employees and personnel use generative AI technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages. We use AI/machine learning to assist us in making certain decisions, which is regulated by certain privacy laws. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/machine learning, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

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In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (the “EEA”) and the United Kingdom (the “UK”) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and the United Kingdom to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the United Kingdom or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and the United Kingdom to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and, we are, or may become subject to such obligations in the future. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We publish privacy policies, marketing materials and other statements regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations.

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If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to, loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Our international operations require us to comply with U.S. and certain foreign anti-corruption laws and regulations, export and import controls, economic sanctions and embargoes. We could face liability and other serious consequences for violations, which could materially adversely affect our business and reputation.

We are subject to anti-corruption laws and regulations, including the Foreign Corrupt Practices Act (“FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act and other state and national anti-bribery laws in the countries in which we currently conduct activities, as well as those of any countries in which we may conduct activities in the future. Anti-corruption laws are interpreted broadly and generally prohibit companies and their employees, agents, contractors and other third-party collaborators from offering, promising, giving, soliciting, receiving, or authorizing others to give, solicit, or receive anything of value, either directly or indirectly through third parties, to any person in the public or private sector to obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We may engage third parties to sell our products or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals outside the United States. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

We are also subject to export control and import laws and regulations and economic and financial sanctions and trade embargoes, including the U.S. Export Administration Regulations (“EAR”) administered and enforced by the U.S. Department of Commerce, the International Traffic in Arms Regulations (“ITAR”) administered and enforced by the U.S. Department of State, U.S. Customs regulations, and various economic and financial trade sanctions regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Department of State, the United Nations Security Council, the EU and other relevant export controls and sanctions authorities.

Pursuant to these laws and regulations, we are required, among other things, to (i) maintain a registration under the ITAR (which controls the export of defense-related items and services), (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology under U.S., EU and other applicable laws, and (iii) obtain licenses or other forms of government authorization to engage in the conduct of our business. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions. EU sanctions and export controls operate in a similar manner. Changes in U.S., EU or foreign trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our business as planned. Any changes in export control laws and regulations or U.S., EU and other government licensing policy may restrict our operations. For example, given the great discretion the government has in issuing or denying such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

Although we maintain written policies, and have implemented procedures and safeguards, that are reasonably designed to maintain compliance with export controls, import laws, and economic and financial sanctions, there is no certainty that all of our employees or agents for which we may be held responsible, suppliers, manufacturers, contractors or collaborators, or those of our affiliates, will comply with all applicable anti-corruption, export and import control, and sanctions laws and regulations. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Violations of these laws and regulations could result in significant penalties, including: civil fines; criminal sanctions against us, our officers, or our employees; imprisonment; the closing down of facilities, including those of our suppliers and manufacturers; disgorgement of profits; injunctions and debarment from government contracts; requirements to obtain export licenses; cessation of business activities in sanctioned countries; implementation of compliance programs; and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries, as well as difficulties in manufacturing or continuing to develop our products, and could materially adversely affect our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

We may be unable to source and sell our products profitably or at all if new trade protections are imposed or existing protections become more burdensome.

The United States and the countries in which our products are produced or sold have imposed and may impose additional quotas, duties, tariffs, or other measures, or may adversely adjust prevailing quota, duty, or tariff levels. Such actions could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. Countries impose, modify, and remove tariffs and other trade measures in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs, customs, and other trade measures. Trade protections, including tariffs, quotas, safeguards, duties, and customs restrictions, could increase the cost or reduce the supply of products available to us, could increase shipping times, or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition, and results of operations.

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Risks Related to Our Intellectual Property

If we fail to protect, or incur significant costs in defending or enforcing, our intellectual property and other proprietary rights, our business, financial condition, and results of operations could be materially harmed.

Our success depends, in large part, on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, a portion of our technology is not patented, and we may be unable or may not seek to obtain patent protection for this technology. In addition, the U.S. government has licenses for certain of our patents and certain other intellectual property that are developed or used in performance of government contracts, and it may use or authorize others to use such patents and intellectual property for government and other purposes. We co-own, with Centro Italiano Ricerche Aerospaziali Spca, US patents 9,983,023; 10,782,146; and 11,639,858, which describe technology related to determining angle of attack of an aircraft without a dedicated angle of attack sensor. As co-owner, Centro Italiano Ricerche Aerospaziali Spca may make, use, sell, offer for sale, or import the technology protected by these patents or authorize others to do so. If Centro Italiano Ricerche Aerospaziali Spca chooses to compete with us or sells any or all of these patents and/or grants licenses to any or all of such patents to our competitors, we would not be able to enforce our rights to the technology protected by these patents against such lawful owners or licensees. A subset of our patents are co-owned, and our co-owner may use or authorize others to use technology protected by such patents. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and our rights may be challenged by third parties. The laws of countries other than the United States may be even less protective of our intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Moreover, many of our employees have access to our trade secrets and other intellectual property. If one or more of these employees leave our employment to work for one of our competitors, then they may disseminate this proprietary information despite our established procedures and policies to prevent such dissemination, which may as a result damage our competitive position. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed.

In addition, affirmatively defending our intellectual property rights and investigating whether any of our products or services violate the rights of others may entail significant expense. Our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we prevail.

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We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

We may become subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. Defending against, or otherwise addressing, any such claims, whether they are with or without merit, could be time-consuming and expensive, and could divert our management’s attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from these claims could require us to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit our use of the technology. We cannot ensure that we would be able to: obtain from the third party asserting the claim a license on commercially reasonable terms, if at all; develop alternative technology on a timely basis, if at all; or obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. An adverse determination also could prevent us from offering our products to others. Infringement claims asserted against us may have a material adverse effect on our business, results of operations or financial condition.

Risks Related to Tax and Accounting Matters

Our ability to use our net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation.

As of December 31, 2023, we had aggregate U.S. federal and state net operating loss carryforwards of $43.2 million and $24.1 million, respectively, which may be available to offset future taxable income for U.S. income tax purposes. If not utilized, a portion of the net operating loss carryforwards may expire. Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, (the “Code”) an “ownership change” may limit the amount of our pre-change net operating loss carryforwards and certain other pre-change tax attributes that could be utilized annually to offset our future taxable income, if any. This limitation would generally apply in the event of a cumulative change in the equity ownership of certain stockholders of our company of more than 50 percentage points within a rolling three-year period. We have experienced, and may in the future experience, ownership changes as a result of shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change U.S. net operating loss carryforwards and other tax attributes to offset U.S. taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Sales of our common stock by our existing stockholders or additional sales of our common stock by us could further limit our ability to use our U.S. net operating loss carryforwards and other tax attributes and have a material adverse effect on our results of operations in future years. Similar provisions of state tax law may also apply to limit our use of accumulated state tax net operating losses. Net operating losses arising in taxable years beginning after December 31, 2017 are not subject to expiration, but may not be carried back to prior taxable years, except that net operating losses generated in 2018, 2019 and 2020 may be carried back five taxable years. Additionally, the deductibility of such U.S. federal net operating losses is limited to no more than 80% of our taxable income (with certain adjustments) in any taxable year beginning after December 31, 2020.

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We have identified a material weakness in our internal control over financial reporting. If we are unable to effectively remediate this material weakness, identify additional material weaknesses in the future, or otherwise fail to maintain effective internal control over financial reporting, then we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Any failure to maintain effective internal control over financial reporting could cause us to fail to accurately or timely report our financial condition or results of operations to meet our reporting obligations. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In 2023, we identified a material weakness in our internal control over financial reporting. As further discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we acquired six subsidiaries during the first two fiscal quarters of 2022. Several of these subsidiaries did not have adequate personnel to manage their accounting functions and did not maintain a segregation of duties between different roles at their organizations. In addition, in the course of preparing our consolidated financial statements for the periods in which the acquisitions occurred, we did not have an effective risk assessment process that successfully identified and assessed risks of material misstatement to ensure controls were designed and implemented to respond to those risks, and we did not have an effective monitoring process to assess the consistent operation of internal control over financial reporting and remediate known control deficiencies. As a result of these deficiencies, we did not effectively implement and operate process-level control activities related to the accounting and reporting for the six acquisitions, including the fair value of our common stock issued in certain of the transactions, resulting in the restatement of our consolidated financial statements as of and for the year ended December 31, 2022, as well as our unaudited condensed consolidated financial statements for the six-month period ended June 30, 2022, the nine-month period ended September 30, 2022, the three-month period ended March 31, 2023, the six-month period ended June 30, 2023 and the nine-month period ended September 30, 2023.

While we have made changes to our accounting processes and other internal controls and engaged additional accounting personnel in an effort to remediate the foregoing material weakness and in preparation for operating as a public company, we cannot assure that the measures we have taken to date, actions we continue to take, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to this material weakness and restatement of our consolidated financial statements or to avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

If we fail to remediate our existing material weakness or identify new material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq, the Securities and Exchange Commission (“SEC”) or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

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A failure to establish and maintain an effective system of disclosure controls and internal control over financial reporting, could adversely affect our ability to produce timely and accurate financial statements or comply with applicable regulations.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal controls over financial reporting. For example, as we have prepared to become a public company, we have worked to improve controls around our key accounting processes and quarterly close process. To maintain and enhance the effectiveness of our disclosure controls and internal control over financial reporting, we anticipate allocating significant resources, including accounting-related costs and investments, to strengthen our accounting systems.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems, and controls to accommodate such changes. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

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Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business, results of operations, and financial condition and could cause a decline in the trading price of our common stock.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, which are subject to change, and we could be obligated to pay additional taxes, which would harm our results of operations.

We are or may be subject to income and non-income taxation in the United States under federal, state, and local jurisdictions and in certain foreign jurisdictions in which we operate. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new or revised tax laws or revised interpretations of existing tax laws (which may have retroactive effect), policies and precedents by taxing authorities and courts in various jurisdictions. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing and could impose additional tax, interest and penalties. In addition, the authorities could claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a determination were to be made, we could be required to pay additional taxes and interest and penalties. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and harm our business and results of operations.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies. Those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. Compliance with new accounting standards may also result in additional expenses. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements.” As an emerging growth company, the JOBS Act allows us to delay adoption of new or revised accounting standards applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. However, we may elect to early adopt any new or revised accounting standards whenever such early adoption is permitted for non-public companies. We may take advantage of these exemptions up until the time that we are no longer an emerging growth company.

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Risks Related to this Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop or be sustained.

Prior to this offering, there has been no public market for our common stock. We intend to apply for listing of our common stock on Nasdaq under the symbol “AIRO.” An active trading market for our shares may never develop or be sustained after the closing of this offering. In addition, the initial price for our common stock in this offering was determined through negotiations with the underwriters and may vary from the market price of our common stock after the closing of this offering. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. Further, an inactive trading market for our shares may also impair our ability to raise capital by selling shares of our common stock or enter into strategic partnerships and transactions by issuing our shares of common stock as consideration. If an active trading market for our common stock does not develop, or is not sustained, you may not be able to sell your shares quickly or at the market price, or at all, and it may be difficult for you to sell your shares without depressing the market price for our common stock.

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock after the closing of this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

●	our ability to effectively manage our growth;

●	actual or anticipated variations in quarterly operating results;

●	our cash position;

●	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

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●	changes in the market valuations of similar companies;

●	overall performance of the equity markets;

●	sales of our common stock by us or our stockholders in the future;

●	low trading volume of our common stock, which may impair our ability to raise capital or enter into strategic collaborations and acquisitions by using our common stock as consideration;

●	changes in accounting practices;

●	ineffectiveness of our internal controls;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

●	significant lawsuits, including patent or stockholder litigation;

●	general political and economic conditions; and

●	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for aerospace and defense companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors, as well as local or global socio-economic and political factors, including the conflicts between Russia and Ukraine and between Israel and Hamas, may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after the closing of this offering does not exceed the price you paid for them, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Furthermore, future debt or other financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock. See the section titled “Dividend Policy” for additional information.

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Our principal stockholders and management will own a significant percentage of our stock after the closing of this offering and will be able to exert significant control over matters subject to stockholder approval.

Based on shares outstanding as of                 and immediately following the closing of this offering, our executive officers, directors and their affiliates, as well as our principal stockholders will beneficially hold, in the aggregate, approximately                % of our outstanding voting stock, excluding any shares purchased in this offering. These stockholders, acting together, would be able to significantly influence all matters requiring stockholder approval. For example, these stockholders would be able to significantly influence elections of directors, amendments of our governing documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Our management team has limited experience managing a public company.

Most of the members of our management team have limited to no experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team has not worked together at prior companies that were publicly traded. Our management team may not successfully or efficiently manage their new roles and responsibilities. Our transition to being a public company subjects it to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could have a material adverse effect on our business, financial condition and results of operations.

Future issuances of debt or equity securities may adversely affect us, including the market price of our common stock, and may be dilutive to existing stockholders.

In the future, we may incur debt or issue equity-ranking senior to our common stock. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of our common stock and be dilutive to existing stockholders.

Any issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plan, employee stock purchase plan or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our stock incentive plan and employee stock purchase plan. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock, including as a result of the exercise of any warrants to purchase shares of common stock, may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

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A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of stockholders intend to sell shares of our common stock, could reduce the market price of our common stock. After the closing of this offering, we will have                shares of common stock outstanding. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Substantially all of the remaining               shares of common stock initially will be restricted as a result of securities laws, market standoff provisions or lock-up agreements, but will become eligible to be sold after the closing of this offering as described in the section titled “Shares Eligible for Future Sale.”

Moreover, after the closing of this offering, holders of an aggregate                of               shares of common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, until such shares can otherwise be sold without restriction under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or until the rights terminate pursuant to the terms of the stockholders agreement between us and such holders. We also intend to register all shares of common stock subject to equity awards issued or reserved for future issuance under our equity compensation plans on a registration statement on Form S-8. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates under Rule 144 under the Securities Act and the market standoff provisions and lock-up agreements described above. Any sales of securities by these stockholders could have a negative impact on the trading price of our common stock.

If you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Net tangible book value represents the amount by which our total assets (net of goodwill, right-of-use operating lease assets and deferred offering costs) exceed our liabilities. Based on an assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover page of this prospectus), you will experience immediate dilution of $                per share as of September 30, 2024 representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering and the assumed initial public offering price. This dilution is due to our investors who purchased shares prior to this offering having paid a price for their shares that is substantially less than the price offered to the public in this offering, as well as the exercise of stock options granted to our employees. To the extent any outstanding options are exercised, you will experience further dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See the section titled “Dilution” for additional information.

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Future sales, or the perception of future sales, by us or our stockholders in the public market after this offering could cause the market price for our common stock to decline.

The sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Pursuant to our 2025 Plan, which will become effective in connection with this offering, our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. Additionally, the number of shares of our common stock reserved for issuance under our 2025 Plan will automatically increase on January 1 of each calendar year, beginning on January 1, 2026 and continuing through and including January 1, 2035, by               % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. In addition, pursuant to our ESPP, which will become effective in connection with this offering, the number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2026 (through January 1, 2035), by the lesser of (i)                 % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase, and (ii)                 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

In addition, up to         shares of our common stock may be issued upon the exercise in full by the underwriters of the Underwriters’ Warrants (see “Underwriting—Underwriters’ Warrants”).

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of our securities issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.

We are an emerging growth company and a smaller reporting company and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

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●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	not being required to comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;

●	the ability to elect to defer compliance with new or revised accounting standards until such standards would apply to private companies;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We have taken advantage of the reduced reporting burdens in this prospectus and the information we provide to stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. For example, in this prospectus we have only included two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. It is possible that this may cause investors to find our common stock less attractive. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be reduced or more volatile.

Even following the termination of our status as an emerging growth company, we may be able to take advantage of the reduced disclosure requirements applicable to “smaller reporting companies,” as that term is defined in Rule 12b-2 of the Exchange Act, and, in particular, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. To the extent that we are no longer eligible to use exemptions from various reporting requirements, we may be unable to realize our anticipated cost savings from these exemptions, which could have a material adverse impact on our operating results.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We expect that we will use the net proceeds of this offering as set forth in the section titled “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

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Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

●	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

●	provide that the authorized number of directors may be changed only by resolution of the board of directors;

●	provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then outstanding common stock;

●	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	divide our board of directors into three classes;

●	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

●	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

●	do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose; and

●	provide that special meetings of our stockholders may be called only by the Chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

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In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult or costly for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see the section titled “Description of Capital Stock.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and any appellate court therefrom will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action that is based upon a violation of a duty owed by any current or former director, officer, other employee or stockholder, to us or our stockholders; (iii) any claim or cause of action against us or any current or former director, officer or other employee, arising out of or pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or our Bylaws (including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any current or former director, officer or other employee, governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by applicable law and subject to the court having personal jurisdiction over the indispensable parties named as defendant; provided, however, that if the designation of such court as the sole and exclusive forum for a claim or action referred to in foregoing clauses (i) through (vi) would violate applicable law, then the United States District Court for the District of Delaware shall be the sole and exclusive forum for such claim or cause of action. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Additionally, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

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These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits and result in increased costs for investors to bring a claim. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

If securities analysts do not publish research or reports about our business or if they downgrade our common stock or our sector, our common stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We will not control these analysts. In addition, some financial analysts may have limited expertise with our model and operations. Furthermore, if one or more of the analysts who do cover us downgrade our common stock or industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our common stock could decline. If one or more of these analysts ceases to cover us or fails to initiate coverage or publish reports on us regularly, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline.

General Risk Factors

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

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Pursuant to Section 404 of the Sarbanes-Oxley Act we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company or smaller reporting company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. In addition, if we identify one or more material weaknesses as a result of this implementation and evaluation process, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our business and financial performance could be adversely affected by inflation.

Until recently, the inflation rate has generally been low in the geographies where we operate. However, recently, the inflation rate in the United States reached a 40-year high, primarily as a result of higher energy costs and global supply chain disruptions. In the event of a significant increase in consumer prices, particularly over an extended period of time, customer demand for our products and services could be adversely affected and we could experience lower than expected sales. In addition, if any of our suppliers implemented price increases in response to higher raw material, labor, and energy costs or otherwise, we may not be able to pass along such price increased to our customers and our profitability may be reduced. The occurrence of any of these events could have a material adverse effect on our business, financial condition, and results of operations.

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We cannot predict the consequences of future macroeconomic conditions or geopolitical events, but they may adversely affect market and economic conditions, the markets in which we operate, our ability to insure against risks, our operations or our profitability.

The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, rising inflation and monetary supply shifts, rising interest rates, supply chain constraints, labor shortages, declines in consumer confidence, declines in economic growth, increases in unemployment rates, recession risks and uncertainty about economic stability. For instance, ongoing instability and current conflicts in global markets, including in Eastern Europe, the Middle East and Asia, and the potential for other conflicts and future terrorist activities, as well as other recent geopolitical events throughout the world, including new or increased tariffs and potential trade wars, have created and may continue to create economic and political uncertainties and impacts that could have a material adverse effect on our business, operations, and profitability. We have not experienced, and do not anticipate, any disruption in our supply chain or other business operations due to the ongoing conflict in Ukraine. As the conflict expands or contracts, diminished sales would have little or no impact on our financial position, while increased sales would be reflected in increased revenue. Sanctions imposed by the United States and other countries in response to military conflicts, including the one in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. If credit in financial markets outside of the United States tightened, it could adversely affect the ability of our international customers and suppliers to obtain financing and could result in a decrease in or cancellation of orders for our products, systems and services or impact the ability of our customers to make payments. In addition, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. However, notwithstanding our current and anticipated position, these types of matters can cause uncertainty in financial markets and may significantly increase the political, economic and social instability in geographic areas in which we operate now or may operate in the future. The extent of the impact of these conditions on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected timeframe, as well as that of third parties upon whom we rely, will depend on future developments which are uncertain and cannot be predicted. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current suppliers or other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

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Our quarterly results of operations, revenues and cash flows may fluctuate from period to period due to a number of factors, which makes predicting financial results difficult.

We expect our quarterly results of operations to continue to fluctuate due to a number of factors, including as a result of supply chain issues, product introduction schedules, competitive products entering the market and the seasonality and uneven sales patterns of our OEM customers.

For example, a portion of sales in our Avionics segment is expected to be made to OEMs beginning in 2025, and we expect that a large portion of the Avionics segment’s OEM sales in the future will consist of sales of products to a customer operating in the eVTOL market. We are subject to changes in buying patterns among our OEM customers, including unpredictable circumstances such as failed certifications and delayed production schedules. Significant delays to the certification and production of the OEM aircraft could delay revenues to future years and may result in cancelled orders by the OEM’s customers, which could have a material adverse effect on our business, results of operations and financial condition. As a result of these and other factors, quarter-to-quarter comparisons of our results of operations may not be reliable indicators of our future performance.

Conflicts of interest may arise because some members of our board of directors are representatives of our principal stockholders.

Certain of our principal stockholders or their affiliates are venture capital funds or other investment vehicles that could invest in entities that directly or indirectly compete with us. As a result of these relationships, when conflicts arise between the interests of the principal stockholders or their affiliates and the interests of other stockholders, members of our board of directors that are representatives of the principal stockholders may not be disinterested.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical facts, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to markets, and business trends and other information contained in this prospectus are forward-looking statements, including statements about:

●	our ability to grow and manage growth profitably;

●	our financial and business performance, including financial projections and business metrics;

●	our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	the implementation, market acceptance and success of our business model;

●	our market opportunity and the potential growth of that market;

●	our ability to compete effectively in a competitive industry;

●	our ability to protect and enhance our corporate reputation and brand;

●	the impact from future regulatory, judicial, and legislative changes in our industry;

●	our ability to effect our growth strategies, acquisitions or investments successfully; and

●	our future capital requirements and sources and uses of cash.

These statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements. The following factors, among others, may cause actual results to differ materially from those expressed or implied in our forward-looking statements:

●	our failure to comply with covenants under debt instruments;

●	our ability to successfully integrate the businesses and personnel of acquired companies and businesses, including those acquired in the Put-Together Transaction, and our ability to realize the anticipated synergies and benefits of such acquisitions;

●	our ability to keep pace with technological advances and our dependance on advances in technology by other companies, many of which have substantially greater resources than we do;

●	our inability to acquire additional aircraft to support our Training segment on acceptable terms or at all;

●	the impact that our customers may experience from service failures or interruptions due to defects in the software, infrastructure, components or engineering system that comprise our products and services, or due to errors in product installation;

●	our dependance on the continuing efforts of our key personnel and on our ability to attract and retain highly skilled personnel and senior management;

●	that we have identified a material weakness in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements;

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●	our failure to comply with applicable government regulations;

●	any disruptions or threatened disruptions to our relationships with our distributors, suppliers, customers and employees, including shortages in components for our products;

●	our significant reliance on sales to the U.S. government, particularly to agencies of the DoD and a decline in government budgets, funding, changes in spending or budgetary priorities, or delays in contract awards, and the effect of the outcome of the 2024 U.S. presidential election;

●	changes in the supply, demand and/or prices for our products and services and our ability to perform under existing contracts and obtain new contracts;

●	the complexities and uncertainty of obtaining and conducting international business, including export compliance and other reporting and compliance requirements;

●	the impact of potential security and cyber threats or the risk of unauthorized access to our, our customers’ and/or our suppliers’ information and systems;

●	our ability to respond and adapt to changes in economic, capital market, and political conditions in the U.S. and globally, such as from the global sanctions and export controls with respect to Russia, and any changes therein, and including changes related to financial market conditions, banking industry disruptions, fluctuations in commodity prices or supply (including energy supply), inflation, interest rates and foreign currency exchange rates, disruptions in global supply chain and labor markets, and geopolitical risks, including in the Middle East and Ukraine;

●	failure to develop new products or integrate new technology into current products;

●	unfavorable results in legal proceedings;

●	our anticipated use of the net proceeds from this offering;

●	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

●	our expectations regarding the period during which we qualify as an emerging growth company and smaller reporting company.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” or “will” or the negative of these terms or other similar expressions intended to identify statements about the future. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

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In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements in this prospectus by these cautionary statements.

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DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

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USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                  million (or approximately $                 million if the underwriters exercise their option to purchase additional shares in full) from the sale of the shares of our common stock offered by us in this offering, assuming an initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                  million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each one million share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                  million, assuming that the assumed initial offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds from this offering, together with our existing cash and restricted cash, to (i) inject additional funds into the Avionics segment in order to scale operations and to support the production and design of Avionics products, (ii) expand the Electric Air Mobility segment’s business operations and to fund the eVTOL aircraft development program over the next 12 months, (iii) fund acquisitions for the Drones segment in the areas of drone vehicles, AI and networking service, (iv) acquire the aircraft and support equipment for the Training segment that is necessary to meet the additional demand under the IDIQ contracts, to fund acquisitions for the Training segment in the areas of training and aircraft maintenance and to generate revenue and cash to fund the Training segment’s internal operations, (v) repay an aggregate of $            in principal amount promissory convertible notes that are not being converted into shares of our common stock in connection with this offering, which have interest rates ranging from           % to           % and are payable within 190 days of the closing of this offering, and (vi) fund working capital and other general corporate purposes.

Based on our current operating plan, we estimate that our existing cash and restricted cash as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditures through                    . After this offering, we will require substantial capital in order to advance the development of our aircraft and other products, seek regulatory approvals, and launch and commercialize our products at scale. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

This expected use of existing cash and restricted cash and our net proceeds from this offering represent our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including our progress against certification and manufacturing milestones, the speed at which we grow our workforce, government grants and other incentives for which we may qualify, consumer demand, as well as the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, medium term securities, certificates of deposit or direct or guaranteed obligations of the United States.

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CAPITALIZATION

The following table sets forth our cash and restricted cash and capitalization as September 30, 2024:

●	on an actual basis;

●	on a pro forma basis, giving effect to (i) the conversion of the Fixed Conversion Obligations into an aggregate of shares of our common stock in connection with the closing of this offering, (ii) the issuance of an aggregate of shares of our common stock pursuant to the Fixed Price Investor Notes in connection with the closing of this offering, and (iii) the issuance of an aggregate of shares of our common stock pursuant to the Floating Price Investor Notes, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, in connection with the closing of this offering, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

●	on a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above and (ii) our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash and restricted cash and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of September 30, 2024
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)
	(in thousands, except share and per share data)
Cash and restricted cash	$8,931	$	$
Current indebtedness(2)	$49,676	$	$
Long term indebtedness(3)	54,271
Stockholders’ equity:
Common stock, par value $0.000001 per share; 35,000,000 shares authorized, 27,858,276 shares issued and outstanding, actual; shares authorized, issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	764,569
Warrants reserve	—
Stockholder loan	—
Accumulated other comprehensive loss	1,360
Accumulated deficit	(205,699)
Total stockholders’ equity	560,230
Total capitalization(4)	$664,177	$	$

(1)	The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of our cash and restricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each one million share increase (decrease) in the number of shares offered by us at the assumed initial public offering price per share of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of our cash and restricted cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Reflects $6.1 million of related party borrowings, $0.5 of revolving lines of credit, $26.5 million of current maturities of debt and $16.6 million due to the sellers of Sky-Watch.

(3)	Reflects $0.5 million of long-term debt, $11.0 million of accrued deferred compensation and $42.8 million of contingent consideration.

(4)	Includes current and long-term indebtedness and stockholders’ equity.

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The information in the table above excludes:

●	shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2024, under the Legacy Plan, with a weighted-average exercise price of $ per share;

●	shares of contingent restricted stock awards outstanding as of September 30, 2024;

●	shares of our common stock issuable upon the exercise of outstanding warrants to purchase our common stock at a weighted average exercise price of $ per share;

●	shares of our common stock issuable upon the exercise in full by the underwriters of the Underwriters’ Warrants;

●	shares of our common stock reserved for future issuance under the Legacy Plan, which number of shares will be added to the shares of our common stock reserved under the 2025 Plan upon its effectiveness, at which time we will cease granting awards under the Legacy Plan;

●	shares of our common stock reserved for future issuance under the 2025 Plan, as well as any future increases, including annual automatic evergreen increases in the number of our common stock reserved for future issuance under the 2025 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”); and

●	shares of our common stock reserved for future issuance under the ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2024, our historical net tangible book deficit was $(102.3) million, or $(3.67) per share of our common stock. Our historical net tangible book deficit per share represents the amount of our total assets (net of goodwill, right-of-use operating lease assets and deferred offering costs) less our total liabilities, divided by the total number of shares of our common stock outstanding as of September 30, 2024.

After giving effect to (i) the conversion of the Fixed Conversion Obligations into an aggregate of                    shares of our common stock in connection with the closing of this offering, (ii) the issuance of an aggregate of                     shares of our common stock pursuant to the Fixed Price Investor Notes in connection with the closing of this offering, and (iii) the issuance of an aggregate of                     shares of our common stock pursuant to the Floating Price Investor Notes, assuming an initial public offering price of $                    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, in connection with the closing of this offering, our pro forma net tangible book value as of September 30, 2024 would have been approximately $              million, or approximately $          per share.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after closing of this offering. After giving further effect to the sale of                shares of our common stock that we are offering at the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2024 would have been $                million, or approximately $                per share. This amount represents an immediate increase in pro forma net tangible book value of $                per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $                per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share			$
Historical net tangible book deficit per share as of September 30, 2024		$(3.67)
Pro forma increase in historical net tangible book deficit per share as of , September 30, 2024, attributable to conversion of the Fixed Conversion Obligations and issuance of shares pursuant to the Fixed Price Investor Notes and the Floating Price Investor Notes described above	$
Pro forma net tangible book value per share as of September 30, 2024 before this offering
Increase in pro forma net tangible book value per share attributable to investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering			$

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The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $                      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $                      , and dilution in pro forma net tangible book value per share to new investors by approximately $                      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $                   and decrease the dilution to investors participating in this offering by approximately $                  per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, each decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $                   and increase the dilution to investors participating in this offering by approximately $                  per share, assuming the assumed initial public offering price of $                  per share remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase up to                  additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $                  per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $                  per share and the dilution per share to new investors would be $                  per share, in each case, assuming an initial public offering price of $                  per share.

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, or if any restricted stock awards vest and settle, new investor will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2024, the number of shares of our common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $                  per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

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	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering							$
Total		100.0%		$	100.0%

Each $1.00 increase in the assumed initial public offering price of $               per share would increase total consideration paid by new investors, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by $               million, $               million and $               , respectively, while each $1.00 decrease in the assumed initial public offering price of $               per share, would decrease total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $               million, $               million and $               , respectively, and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by approximately $               million, $               million and $               , respectively, assuming the assumed initial public offering price of $               per share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The above table assumes no exercise of (i) the underwriters’ option to purchase additional shares or (ii) the Underwriters’ Warrants. If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $               per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $               per share, and the dilution per share to new investors would be $               per share, in each case assuming the assumed initial public offering price of $               per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of our common stock and excludes:

●	shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2024, under the Legacy Plan, with a weighted-average exercise price of $ per share;

●	shares of contingent restricted stock awards outstanding as of September 30, 2024;

●	shares of our common stock issuable upon the exercise of outstanding warrants to purchase our common stock at a weighted average exercise price of $ per share;

●	shares of our common stock issuable upon the exercise in full by the underwriters of the Underwriters’ Warrants;

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●	shares of our common stock reserved for future issuance under the Legacy Plan, which number of shares will be added to the shares of our common stock under our 2025 Plan upon its effectiveness, at which time we will cease granting awards under the Legacy Plan;

●	shares of our common stock reserved for future issuance under the 2025 Plan, as well as any future increases, including annual automatic increases in the number of our common stock reserved for future issuance under the 2025 Plan (as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”); and

●	shares of our common stock reserved for future issuance under the ESPP, as well as any annual automatic evergreen increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that stock options are exercised, restricted stock awards are vested and settled or we issue additional shares of our common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, together with related notes thereto, and the unaudited condensed consolidated financial statements as of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023, together with related notes thereto, which have been prepared in accordance with GAAP. Some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a technologically differentiated aerospace, autonomy, and air mobility platform targeting 21st century aerospace and defense opportunities. We leverage decades of industry expertise and connections across the drone, aviation, and avionics markets to provide leading solutions to the aerospace and defense market. We offer connected and diversified solutions providing operational synergies across our segments and are powered by an international footprint as well as supplier and public sector relationships. Supported by complementary and innovative technologies, we believe we bring a unique value proposition to the market and are well-positioned to become a differentiated leader in the industry.

Our business is organized into four operating segments, each of which represents a critical growth vector in the aerospace and defense market: Drones, Avionics, Training, and Electric Air Mobility. These four segments collectively target a combined total addressable market estimated to be over $315.4 billion by 2030.

Drones. The Drones segment develops, manufactures, and sells drones and will provide drone services, such as DaaS, for military and commercial end users. Our military drones are sold through our Sky-Watch brand, which is a key supplier to European NATO countries. A critical point of differentiation lies in our drones’ ability to perform in a GPS-denied environment, which is a technology application relevant for both military and commercial end markets.

Avionics. The Avionics segment develops, manufactures, and sells avionics for military and general aviation aircraft, drones, and eVTOLs. Our advanced avionics products include flight displays, Connected Panels, and GPS/GNSS sensors, all of which have been installed on legacy military aircraft and general aviation platforms. We sell our advanced avionics through our Aspen Avionics brand, which is well-recognized in the general aviation aftermarket sector with over 20 years of operating history and long-term customer loyalty for our value proposition. We also serve as an avionics supplier for OEMs, including Robinson Helicopters, Pilatus, and Honeywell. We believe our avionics solutions have a considerable market opportunity as general aviation fleets continue to age, with owners and operators seeking to upgrade the avionics technology on their aircraft.

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Training. The Training segment currently provides military pilot training and will provide commercial pilot training in the future. We offer professional training and consulting services to the U.S. military, select NATO countries, and other U.S. allies under our CDI brand. These offerings include adversary air, close air support, ISR, aircraft leasing, pilot training, ground liaison services, and JTAC, as well as full joint theatre ISR and simulated ground strike training. We work closely with special military forces such as SEAL teams, the U.S. Naval Air Warfare Center, and USAF Air Combat Command, and are a mandated recipient on a $5.7 billion IDIQ contract. Our personnel’s top security clearances and established relationships at the Pentagon provide us with a differentiated ability to bid on mandates. We also plan to offer commercial pilot training and plan to expand our non-military capabilities in response to the global pilot shortage.

Electric Air Mobility. The Electric Air Mobility segment is developing a rotorcraft eVTOL for cargo and passenger use through our Jaunt brand for fixed route flights, on-demand trips, and cargo operations. Our R&D efforts are focused on developing a cargo eVTOL platform, which will be a scaled-down version of our passenger eVTOL platform, and will target the attractive middle mile delivery cargo market. Meanwhile, our long-term R&D efforts are focused on developing a full-scale multi-role eVTOL platform, which will be able to serve both the cargo and passenger markets. We plan to certify our eVTOLs through existing CAR 529 Rotorcraft standards, with our platform including the best attributes of both rotary and fixed wing aircraft. Our patented compound rotorcraft technology, a core point of technological differentiation that will underpin our cargo eVTOL’s commercial capability, has over 300 piloted flight hours on multiple Jaunt demonstrator aircraft. We believe the range and payload capabilities driven by this technology uniquely position us to provide a compelling commercial solution for the eVTOL cargo market. Once developed and certified, we expect our cargo eVTOL program will serve as the foundation of our commercialization efforts, with passenger applications serving as a longer-term secondary initiative.

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Business Combination Agreement

On March 3, 2023, we entered into the Business Combination Agreement. On August 5, 2024, the Business Combination Agreement was terminated and, as a result, none of the BCA Transactions were effectuated. We incurred expenses of $1.6 million, $3.4 million and $4.2 million in the nine months ended September 30, 2024 and 2023 and the year ended December 31, 2023, respectively, in connection with the entry into the Business Combination Agreement and steps to prepare for the BCA Transactions.

Business Combinations

We were formed in August 2021 for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry. During the year ended December 31, 2022, we completed our Put-Together Transaction to acquire six companies which are now organized into our four reportable segments, each with a diverse set of partners and customers: (i) Drones, through our subsidiaries, AIRO Drone and Sky-Watch; (ii) Avionics, through our subsidiary, Aspen Avionics; (iii) Training, through our subsidiaries, Agile Defense and CDI; and (iv) Electric Air Mobility, through our subsidiary, Jaunt.

We acquired Agile Defense on February 25, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Agile Defense, AIRO Group, Inc., n/k/a Old AGI, Inc., a Delaware corporation (“Legacy AIRO”), us, Agile Defense Merger Sub, LLC, and Joseph Burns as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $2.3 million (the “Agile Defense Promissory Note”). The Agile Defense Promissory Note bears no interest and was originally payable within five business days following the commencement of public trading of our common stock. On October 2, 2023, the parties signed a promissory note termination agreement (the “Agile Defense Promissory Note Termination Agreement”) whereby six of the seven note holders agreed to convert $1.4 million of the principal owed to them under the Agile Defense Promissory Note into           shares of our common stock immediately prior to the closing of the BCA Transactions, with the remaining principal of $0.2 million owed to such holders to be paid at the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue            shares of our common stock and use proceeds of $1.0 million from this offering to satisfy our obligations to the remaining holder under the Agile Defense Promissory Note and the other holders pursuant to the Agile Defense Promissory Note Termination Agreement.

We acquired AIRO Drone on February 25, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among AIRO Drone, Legacy AIRO, us, AIRO Drone Merger Sub, LLC and Joseph Burns as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $2.1 million (the “AIRO Drone Promissory Note”). The AIRO Drone Promissory Note bears no interest and was originally payable within five business days following the commencement of public trading of our common stock. On October 2, 2023, the parties signed a promissory note termination agreement (the “AIRO Drone Promissory Note Termination Agreement”) whereby nine of the ten note holders agreed to convert approximately $1.5 million of the principal owed to them under the AIRO Drone Promissory Note into           shares of our common stock immediately prior to the closing of the BCA Transactions, with the remaining principal of $0.2 million owed to such holders to be paid at the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue          shares of our common stock and use proceeds of $0.6 million from this offering to satisfy our obligations to the remaining holder under the AIRO Drone Promissory Note and the other holders pursuant to the AIRO Drone Promissory Note Termination Agreement.

We acquired Jaunt on March 10, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Jaunt, Legacy AIRO, us, Jaunt Merger Sub, LLC and Martin Peryea as member representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of 5,343,124 shares of our common stock. As part of this acquisition, we acquired a contingent obligation originating from Jaunt’s acquisition of certain patents, licenses, and other intellectual property from Carter Aviation, a former member of Jaunt, in April 2019 (the “Jaunt Contingent Arrangement”). Under the Jaunt Contingent Arrangement, 10% of any cash receipt, including all income, receipts, proceeds, debt or equity investment, earnings, sales, or winnings, up to $50 million is payable to Carter Aviation. As of the acquisition date, $49.6 million in future payments remained on this obligation. The original terms of the Jaunt Contingent Arrangement provided that upon the completion of a business combination, the contingent consideration assumed from Jaunt would be replaced by promissory notes, the first of which would be for $23.0 million due one day after the closing of such business combination, and the second would be for the remaining portion of the contingent consideration and would be paid over three years subsequent to such closing. On October 27, 2023, we signed a satisfaction of indebtedness and satisfaction of covenant agreement (the “Jaunt Satisfaction of Indebtedness and Satisfaction of Covenant Agreement”), whereby the holder agreed to convert $44.6 million of the obligations owed to it as part of the Jaunt acquisition into              shares of our common stock immediately prior to the closing of the BCA Transactions, with the remaining portion of the contingent consideration of $5.0 million owed to such holders to be paid at the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue              shares of our common stock and use proceeds of $5.0 million from this offering to satisfy our obligations to the holders under the Jaunt Satisfaction of Indebtedness and Satisfaction of Covenant Agreement.

We acquired Sky-Watch on March 28, 2022, pursuant to the terms and conditions of an Equity Purchase Agreement by and among Sky-Watch, Legacy AIRO, us, Dangroup ApS and Mekan I/S v/Per Pedersen & Claus Bo Jensen, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $12.9 million (the “Sky-Watch Promissory Note”), 890,909 shares of our common stock and an earnout of up to $6.5 million based on performance commencing on the closing date of the acquisition through June 2024. The $6.5 million earnout was made up of $3 million that was payable on a dollar-for-dollar basis on revenue earned within the first two-year anniversary of the acquisition and $3.5 million would become due and payable if Sky-Watch earns a minimum of $13.8 million in revenue during the period from the acquisition date through June 2024. In December 2022, the Equity Purchase Agreement was amended to increase the second earnout amount from $3.5 million to $7.5 million and to extend the earnout period to include the full fiscal year periods of 2022 through 2024. In March 2023, the Equity Purchase Agreement was further amended to add a third earnout of $4.0 million if revenue during the full fiscal year periods of 2022 through 2024 reaches $17.0 million. In March 2024, the parties further amended the Equity Purchase Agreement, pursuant to which the former shareholders of Sky-Watch became eligible for an additional earnout of $1.0 million if Sky-Watch achieves Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of DKK 127,107,500 or above for fiscal year 2024. On June 28, 2024, the parties signed an amendment to the promissory notes (the “Sky-Watch Promissory Note Amendment”) whereby (i) the remaining principal of $5.7 million payable within five business days of the date that we or our successor closes one or more financing transactions with an aggregate value of at least $35.0 million and (ii) the remaining earnout liability is payable within five business days following the date that the we, or our successor, closes one or more financing transactions with an aggregate value of at least $45.0 million with interest continuing to accrue on the earned but unpaid earnout amounts at the federal discount rate plus 5.0%, compounded quarterly. As of September 30, 2024, we have (i) accrued $16.6 million and (ii) paid an aggregate of $12.7 million of earnout consideration in connection with this acquisition.

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We acquired Aspen Avionics on April 1, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger (the “Aspen Merger Agreement”) by and among Aspen, Legacy AIRO, us, Aspen Merger Sub, Inc. and John Uczekaj as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of 2,575,758 shares of our common stock. As part of this transaction, we agreed to assume $25.3 million of obligations, which primarily included $19.4 million related to the Aspen Notes, $2.9 million related to the Aspen Carveout Contingency and $1.9 million attributable to future allowable services or to be payable to the former Aspen Avionics shareholders at the closing of this offering (“Aspen Contingent Debt”).

On October 6, 2023, we signed a satisfaction of indebtedness and satisfaction of covenant agreement (the “Aspen Satisfaction of Indebtedness and Satisfaction of Covenant Agreement”), whereby all of the holders agreed to convert various amounts due, which included $17.5 million under the Aspen Notes, $0.8 million related to the cash portion of Aspen Carveout Contingency, and $1.7 million attributable to the Aspen Contingent Debt into           shares,           shares and             shares, respectively, of our common stock immediately prior to the closing of the BCA Transactions, with the remaining amount of $2.2 million owed to such holders to be paid at the closing of the BCA Transactions. The 2021 Management Carveout Plan also provides for a $2.0 million Aspen Carveout Stock Obligation which equates to           shares that is also due at the closing of a business combination. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue an aggregate of           shares of our common stock and use proceeds of $2.2 million from this offering to satisfy our obligations to the holders under the Aspen Satisfaction of Indebtedness and Satisfaction of Covenant Agreement.

We acquired CDI on April 26, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among CDI, Legacy AIRO, us, Coastal Merger Sub, Inc. and Jeffrey Parker as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $10.1 million (the “CDI Promissory Note”) and 1,818,182 shares of our common stock. The CDI Promissory Note bears no interest and was originally payable within five business days following the commencement of public trading of our common stock. On October 17, 2023, the parties signed a promissory note termination agreement (the “CDI Promissory Note Termination Agreement”) whereby all of the holders agreed to convert $9.1 million of the principal owed to them under the CDI Promissory Note into               shares of our common stock immediately prior to the closing of the BCA Transactions, with the remaining principal of $1.0 million owed to such holders to be paid at the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue            shares of our common stock and use proceeds of $1.0 million from this offering to satisfy our obligations to the holders under the CDI Drone Promissory Note pursuant to the CDI Promissory Note Termination Agreement.

Key Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following.

Global Supply Chain

We are dependent on a global supply chain and in recent years have experienced supply chain disruptions that resulted in delays and increased costs which adversely affected our performance. These disruptions impacted our ability to procure raw materials, microelectronics, and certain commodities on a timely basis and/or at expected prices, and have been driven by supply chain market constraints and macroeconomic conditions, including inflation and labor market shortages. Current geopolitical conditions, including conflicts and other causes of strained intercountry relations, as well as sanctions and other trade restrictive activities, continue to contribute to these issues. Furthermore, our suppliers and subcontractors have been impacted by these same issues. We have implemented actions and programs designed to mitigate the impacts of supply chain disruptions, but anticipate that we and others in our industry will continue to face such challenges for the foreseeable future.

Geopolitical Matters

We operate in a complex and evolving global security environment, and our business is affected by geopolitical and security issues. Conflicts, including the conflict between Russia and Ukraine, conflicts in the Middle East and heightened tension in the Pacific region, have elevated global security concerns resulting in increased interest for our products and services as countries seek to improve their security posture. In addition, security assistance provided by NATO and its allies to Ukraine has increased demand to replenish NATO stockpiles, resulting in additional and potential future orders, including for the ramp-up in production capacity for certain products. We continue to expect additional orders over the next several years attributable to the global threat environment.

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Economic Environment

Our business and financial performance is also affected by elevated levels of inflation and interest rates. Certain costs, including rising labor rates and supplier costs, have increased as a result of inflation, and have adversely affected our margins on certain programs. Due to the nature of our government and commercial aerospace businesses, and their respective customer and supplier contracts, we are not always able to offset cost increases by increasing our contract value or pricing, in particular on our fixed-price contracts. Increasing material, component, and labor prices could subject us to losses in our fixed price contracts in the event of cost overruns. In addition, higher interest rates have increased the cost of borrowing and tightened the availability of capital. Among other things, these effects can affect our ability to acquire equipment and constrain our customers’ purchasing power and decrease orders for our products and services and impact the ability of our customers to make payments and of our suppliers to perform. Moreover, volatility in interest rates and financial markets can lead to economic uncertainty, an economic downturn or recession and impact the demand for our products and services as well as our supply chain.

U.S. Government’s Continuing Resolution

In September 2024, President Biden signed a continuing resolution that funds federal agencies through December 20, 2024. A continuing resolution authorizes federal agencies to operate generally at the same funding levels from the prior year, but typically does not authorize new spending initiatives during this period. If Congress is unable to enact formal fiscal year 2025 appropriation bills by December 20, 2024, it may pass another continuing resolution. However, if Congress fails to pass the formal appropriations bills or a continuing resolution, then the U.S. government would shut down during which federal agencies would cease all non-essential functions.

In the event of a U.S. government shutdown, our business, program performance and results of operations could be impacted by the resulting disruptions to federal government offices, workers, and operations, including risks relating to the funding of certain programs, stop work orders, as well as delays in contract awards, new program starts, payments for work performed, and other actions. We also may experience similar impacts in the event of an extended period of continuing resolutions. Generally, the significance of these impacts will primarily be based on the length of the continuing resolution or shutdown. Furthermore, under the Fiscal Responsibility Act of 2023, which imposes limits on discretionary spending for defense and non-defense programs in exchange for the lifting of the debt ceiling in June 2023, if Congress fails to enact appropriation bills by April 30, 2025, then the budget caps will be reduced and corresponding automatic reductions to agency budget accounts will be enforced through sequestration.

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Development of the Electric Air Mobility Market

Our revenue will be tied to the continued development of short distance aerial transportation. While we believe the global market for electric air mobility will be large, it remains undeveloped and there is no guarantee of future demand. We anticipate receiving certification of our 33% downscaled cargo eVTOL under drone rules as early as 2027 and expect our first passenger production aircraft to be certified by the TCCA under existing CAR 529 Transport Category Rotorcraft airworthiness rules as early as 2031. Our business will require significant investment leading up to launching these services, including, but not limited to, final engineering designs, prototyping and testing, manufacturing, software development, certification, pilot training, infrastructure and commercialization. We benefit from supplier cost sharing, whereby our suppliers have agreed to defer their non-recurring engineering costs until commercialization, which has reduced our initial funding requirements prior to commercialization.

Factors Affecting Comparability of Results

Completion of Business Combinations

During the year ended December 31, 2022, we completed a reverse recapitalization, an asset acquisition, three acquisitions and a reverse acquisition such that Aspen Avionics was the accounting acquirer. As such, the year ended December 31, 2023 reflects activity of the Acquired Companies for the full period which results in an increase in the activity reported in the consolidated statement of operations compared to the year ended December 31, 2022, which includes Aspen Avionics for the entire period, us (including our activity and the activity of AIRO Drone, Agile Defense, Jaunt, and Sky-Watch) from April 1, 2022 to the end of the period ended December 31, 2022 and CDI from April 26, 2022 to the end of the period ended December 31, 2022. Our financial results for the year ended December 31, 2022 included $6.6 million in revenue contributed by Jaunt, Sky-Watch and CDI and $24.2 million in net loss contributed by Airo Drone, Agile Defense, Jaunt, Sky-Watch, Holdings, and CDI for the period from each respective closing date through December 31, 2022.

Key Components of Results of Operations

Revenue

Revenue consists primarily of product sales, fees for consulting services, licensing revenue, warranty sales and after sale services. A majority of our revenue is derived from the Drones segment. To date, our Electric Air Mobility segment has not generated material revenue.

Cost of Revenue

Cost of revenue includes direct labor (including salary, benefits and taxes), material costs and indirect production costs. Indirect production costs include indirect labor, purchasing, quality and manufacturing leadership, consumables, freight, charges for inventory reserves and amortization of intangible assets. We expect our cost of revenue to fluctuate based on a number of factors including, among others, availability and ability to obtain suitable aircraft, availability and cost of raw materials, such as lithium, and fluctuations in the labor market, in particular with respect to individuals who are highly skilled and specialized, such as pilots, and foreign currency exchange rates.

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Operating Expenses

Research and Development

R&D expenses consist primarily of personnel expenses, including salaries, benefits, costs of consulting, equipment and materials, direct allocable overhead costs, including staff development cost, travel costs and technology costs, and amortization of intangible assets. We expect our R&D expenses to increase as we continue to invest in our infrastructure and technology and seek to develop new products and services.

Sales and Marketing

Sales and marketing expenses include salary, benefits and taxes, commissions, travel, costs of leased airplanes, advertising, trade shows and amortization of intangible assets. We expect our sales and marketing expenses to increase as we seek to build out our capabilities in these areas to acquire new customers.

General and Administrative

General and administrative expenses include costs of executive leadership, corporate governance, consulting fees, the accounting and finance operations, travel, and support functions, including human resources and information technology. We expect our general and administrative expenses to increase as we incur additional costs associated with being a public company and certain terms of our consulting and incentive agreements become effective.

Goodwill Impairment

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. We manage our business primarily based upon four operating segments: (i) Drones, (ii) Avionics, (iii) Training and (iv) Electric Air Mobility, each of which represents a reportable segment. See “—Critical Accounting Policies and Estimates—Goodwill” for additional information.

Other Income (Expense)

Interest Expense, Net

Interest expense, net consists primarily of the interest expense from borrowings relating to revolving lines of credit with external banks and third-party notes, net of interest income earned on invested cash balances.

Change in Fair Value of Derivative Liabilities

We had embedded derivative liabilities which were standalone liabilities and adjusted to fair value on a recurring basis. The adjustment to fair value, either upwards or downwards, that resulted from a fair value determination was recorded in the statements of operations in the period of the adjustments. During the year ended December 31, 2022, the derivative liability was derecognized as all of the convertible notes issued prior to 2018 were converted to equity.

Loss on Extinguishment of Debt

Aspen Avionics converted certain notes and other liabilities to equity in anticipation of its merger transaction with us and, as a result, the Avionics segment incurred a loss on extinguishment of debt in the year ended December 31, 2022.

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Other Expense, Net

Other expense, net includes changes in fair value on contingent consideration obligations and foreign currency exchange adjustments based on the terms of payments related an earnout obligation.

Income Tax (Expense) Benefit

Income tax (expense) benefit primarily consists of income taxes in certain foreign jurisdictions in which we conduct business.

Results of Operations

Nine Months Ended September 30, 2024 and 2023

The following table shows our consolidated financial results for the nine months ended September 30, 2024 and 2023:

	Nine Months Ended September 30,		Period over period change
	2024	2023	($)	(%)
(in thousands)	(unaudited)
Revenue	$47,206	$32,220	$14,986	46.5%
Cost of revenue	16,662	13,170	3,492	26.5%
Gross profit	30,544	19,050	11,494	60.3%
Operating expenses:
Research and development	9,577	8,892	685	7.7%
Sales and marketing	4,217	3,803	414	10.9%
General and administrative	12,280	13,910	(1,630)	(11.7)%
Goodwill impairment	37,994	-	37,994	100.0%
Total operating expenses	64,068	26,605	37,463	140.8%
Loss from operations	(33,524)	(7,555)	(25,969)	(343.7)%
Other income (expense):
Interest expense, net	(2,918)	(1,553)	(1,365)	(87.9)%
Other income (expense), net	2,313	(19,591)	21,904	111.8%
Total other expense	(605)	(21,144)	20,539	97.1%
Loss before income tax (expense) benefit	(34,129)	(28,699)	(5,430)	(18.9)%
Income tax (expense) benefit	(3,811)	—	(3,811)	(100.0)%
Net loss	$(37,940)	$(28,699)	$(9,241)	(32.2)%

Revenue

For the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, the $15.0 million increase in revenue was primarily due to a $17.7 million increase in the Drones segment, largely caused by an increase in drone shipments and training exercises, partially offset primarily by a $2.2 million decrease from the Training segment due to a decrease in contracts as a result of our inability to obtain assets required to conduct trainings from a lack of funding as well as timing of exercises.

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Cost of Revenue

For the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, the $3.5 million increase in cost of revenue was primarily due to the $4.1 million increase in the Drones segment from increased drone shipments and training exercises, partially offset primarily by a $0.5 million decrease from the Training segment due to the decrease in revenue described above. Gross margin on a consolidated basis increased by 5.6%, which was primarily due to leveraging partially fixed costs over higher volume within the Drones segment. This increase was partially offset by lower gross margins for the Training segment due to lower volume of exercises and the impact of certain fixed costs.

Operating Expenses

Research and Development

For the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, the $0.7 million increase in R&D was primarily due to increased R&D personnel costs and consulting fees within the Drones segment.

Sales and Marketing

For the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, the $0.4 million increase in sales and marketing was primarily due to a $0.7 million increase in the Drones segment partially offset primarily by a $0.3 million decrease within the Avionics segment.

General and Administrative

For the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, the $1.6 million decrease in general and administrative was primarily due to a $1.4 million decrease in corporate and transaction costs, a $1.1 million decrease within the Training segment, a $0.9 million decrease within the Electric Air Mobility segment and a $0.3 million decrease within the Avionics segment, partially offset primarily by a $2.1 million increase within the Drones segment.

Goodwill Impairment

For the nine months ended September 30, 2024, we recorded $38.0 million of goodwill impairment. Primary factors which lead to the impairment were the continuation of funding delays which resulted in the change of projected cash flows within the Training and Electric Air Mobility segments. See “—Critical Accounting Policies and Estimates—Goodwill” for additional information.

Interest Expense, Net

For the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, the $1.4 million increase in interest expense, net, was primarily due to a $1.7 million increase in interest within the Drones segment and a $0.3 million increase in interest on Investor Notes partially offset primarily by a $0.5 million decrease in the Electric Air Mobility segment for non-recurring accretion of deferred compensation assumed as part of the Jaunt acquisition. The interest in the Drones segment is attributable to amendments to the Sky-Watch Promissory Note and earnouts requiring us to pay interest on the amounts due to the holders of the Sky-Watch Promissory Note beginning on January 1, 2024 and the holders of the Sky-Watch earnouts beginning on April 1, 2024 as well as the accretion of the most recent earnout as described in Note 12 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

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Other Income (Expense), Net

For the nine months ended September 30, 2024, we had $2.3 million of other income, primarily due to the decrease in the fair value of the Jaunt Contingent Arrangement, as compared to $19.6 million of other expense during the nine months ended September 30, 2023, which was primarily due to the increase in the fair value of the Sky-Watch earnouts. Other income (expense) also includes the change in the contingent promissory notes with some of the Acquired Companies.

Income Tax Expense

For the nine months ended September 30, 2024, our income tax expense was $3.8 million and the effective tax rate was 11.2%. The $3.8 million tax expense for the nine months ended September 30, 2024 was primarily attributable to Sky-Watch generating positive pre-tax income. The primary drivers of our effective tax rate consisted of the full valuation allowance positions taken by our U.S. and Canadian entities and the profit generated by our entities in other jurisdictions, mainly Denmark. On a worldwide basis, while our profit before tax was minimal, it represented significant losses in the United States and significant profits in Denmark, resulting in a high effective tax rate.

Years Ended December 31, 2023 and 2022

The following table shows our consolidated financial results for the years ended December 31, 2023 and 2022:

	Year Ended December 31,		Period over period change
(in thousands)	2023	2022	($)	(%)
Revenue	$43,254	$17,081	$26,173	153.2%
Cost of revenue	18,340	12,953	5,387	41.6%
Gross profit	24,914	4,128	20,786	503.5%
Operating expenses:
Research and development	11,871	9,299	2,572	27.7%
Sales and marketing	5,374	4,598	776	16.9%
General and administrative	17,601	17,229	372	2.2%
Total operating expenses	34,846	31,126	3,720	12.0%
Loss from operations	(9,932)	(26,998)	17,066	63.2%
Other income (expense):
Interest expense, net	(2,137)	(3,615)	1,478	40.9%
Change in fair value of derivative liabilities	—	666	(666)	(100.0)%
Loss on extinguishment of debt	—	(541)	541	100.0%
Other expense, net	(18,093)	(6,274)	(11,819)	(188.4)%
Total other expense	(20,230)	(9,764)	(10,466)	(107.2)%
Loss before income tax (expense) benefit	(30,162)	(36,762)	6,600	18.0%
Income tax (expense) benefit	(2,294)	11,211	(13,505)	(120.5)%
Net loss	$(32,456)	$(25,551)	$(6,905)	(27.0)%

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Revenue

For the year ended December 31, 2023 compared to the year ended December 31, 2022, the $26.2 million increase in revenue was primarily due to a $24.2 million increase in the Drones segment and a $3.2 million increase from the Training segment, partially offset primarily by a $1.1 million decrease in the Avionics segment. The results for the year ended December 31, 2022 includes the operations of these entities from the date of the reverse acquisition with Aspen Avionics and the date of the CDI acquisition through December 31, 2022, whereas the 2023 results included the operations of these entities for the entire year ended December 31, 2023.

Cost of Revenue

For the year ended December 31, 2023 compared to the year ended December 31, 2022, cost of revenue increased by $5.4 million primarily due to an increase in drone shipments and training exercises performed, primarily net of a $3.7 million decrease in the Avionics segment. Cost of revenue as a percentage of revenue decreased significantly from 75.8% to 42.4% for the year ended December 31, 2023 as compared to the year ended December 31, 2022. This improvement in gross margin was primarily attributable to Sky-Watch and lower inventory provisions during the year ended December 31, 2023 as, during the year ended December 31, 2022, a $2.9 million inventory markdown was recorded for the Avionics segment.

Operating Expenses

Research and Development

For the year ended December 31, 2023 compared to the year ended December 31, 2022, the $2.6 million increase in R&D was primarily due to incremental amortization of developed technology intangibles from the Electric Air Mobility segment and increased R&D personnel costs within the Drones segment. The results for the year ended December 31, 2022 included the operations of the Acquired Companies from the date of the reverse acquisition with Aspen Avionics through December 31, 2022 as compared to the 2023 results including the operations of these entities for the entire year ended December 31, 2023.

Sales and Marketing

For the year ended December 31, 2023 compared to the year ended December 31, 2022, the $0.8 million increase in sales & marketing is primarily due to incremental intangible amortization related to the customer relationships from the Training and Drones segment, primarily net of a $0.6 million decrease in the Avionics segment. The results for the year ended December 31, 2022 includes the operations of these entities from the date of the reverse acquisition with Aspen Avionics and the date of the CDI acquisition through December 31, 2022, whereas the 2023 results included the operations of these entities for the entire year ended December 31, 2023.

General and Administrative

For the year ended December 31, 2023 compared to the year ended December 31, 2022, the $0.4 million increase in general and administrative was primarily due to a $2.1 million increase within the Drones segment and a $0.5 million increase within the Training segment partially offset primarily by a $1.1 million decrease within the Avionics segment and a $0.9 million decrease within the Electric Air Mobility segment.

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Interest Expense, Net

For the year ended December 31, 2023 compared to the year ended December 31, 2022, the $1.5 million decrease in interest expense, net was primarily due to the decrease in interest associated with the debt modified in conjunction with the Plan of Restructuring entered into with Aspen Avionics on March 31, 2022 prior to the acquisition of Aspen Avionics. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Change in Fair Value of Derivative Liabilities

A net benefit of $0.7 million for change in fair value of derivative liabilities was recognized in the year ended December 31, 2022, resulting from transactions in the Avionics segment prior to the reverse acquisition with Aspen Avionics. A mark-to-market adjustment related to warrant liabilities resulted in a gain of $2.0 million, which was partially offset by an expense for the change in fair value of derivatives related to end-of-term payments on promissory notes of $1.3 million. These instruments were settled in the conversion of debt to equity to facilitate the reverse acquisition with Aspen Avionics.

Loss on Extinguishment of Debt

For the year ended December 31, 2022, a $0.5 million loss on extinguishment of debt was realized by Aspen Avionics from the conversion of promissory notes into equity.

Other Expense, Net

Other expense for the years ended December 31, 2023 and 2022 totaled $18.1 million and $6.3 million, respectively. Other expense primarily consisted of the change in the fair value of the contingent consideration related to an obligation assumed from Jaunt that is contingent on future cash receipts of that entity, the change in the contingent promissory notes with the sellers of certain of the Acquired Companies and the change in fair value of contingent consideration from an earnout obligation incurred in the acquisition of Sky-Watch.

Income Tax Expense

For the year ended December 31, 2023, our income tax expense was $2.3 million and the effective tax rate was 7.6%. For the year ended December 31, 2022, we had $11.2 million in tax benefit which included the release of valuation allowances by Aspen Avionics.

Liquidity and Capital Resources

As of September 30, 2024, we had cash of $8.9 million, of which $0.1 million was either restricted or was designated exclusively for Sky-Watch operations, and a working capital deficit of $53.8 million. These conditions raise substantial doubt about our ability to continue as a going concern.

Over the next twelve months, we expect to finance our operations with operating revenue from our commercial operations, subsidiary financing of operations, short-term debt financing, private sales of equity securities, and the proceeds from this offering. Additionally, pursuant to the terms of their acquisition agreements, our subsidiaries are obligated to obtain independent financing, such as through credit facilities, as necessary for their operations on a subsidiary level. Debt at the subsidiary level will be refinanced and consolidated in connection with this offering.

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Pending the closing of this offering, we will continue to operate with nominal cash flow, as we have historically. We believe the proceeds of this offering, together with our cash and restricted cash, is expected to fund our growth strategies and business objectives into              . If we are unable to obtain a sufficient amount of financing to support all of our operations, we will prioritize deploying resources to the segments that generate the most revenue and have the potential for the greatest long-term growth. Specifically, we will focus on Drones, Avionics and Training for short-term revenue production and Electric Air Mobility as the driver of long-term growth.

Investor Notes

Between May 2022 and September 2024, we raised $9.6 million in proceeds from the sale of unsecured promissory notes with no collateral and no guarantees. These Investor Notes are primarily made up of the following:

●	Notes totaling $4.2 million included a one-time interest charge equal to 100% of the principal amount, payable in shares of our common stock immediately prior to the closing of the BCA Transactions, with 110% of the principal to be paid in cash 190 days following closing of the BCA Transactions and accruing interest at a rate of 12% interest per annum from the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue shares of our common stock and use proceeds in an amount equal to 110% of the principal of the notes and accruing interest at a rate of 12% interest per annum from the closing of this offering to satisfy our obligations to holders of these notes.

●	Notes totaling $1.1 million included a one-time interest charge equal to 100% of the principal amount, payable in shares of our common stock immediately prior to the closing of the BCA Transactions, with 110% of the principal to be paid in cash at the earlier of 190 days following closing of the BCA Transactions or December 31, 2024 and accruing interest at a rate of 12% interest per annum from the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue shares of our common stock and use proceeds in an amount equal to 110% of the principal of the notes and accruing interest at a rate of 12% interest per annum from the closing of this offering to satisfy our obligations to holders of these notes.

●	Notes totaling $0.4 million included a one-time interest charge equal to 100% of the principal amount, payable in shares of our common stock immediately prior to the closing of the BCA Transactions, with 100% of the principal to be paid in cash 190 days following closing of the BCA Transactions and accruing interest at a rate of 12% interest per annum from the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue shares of our common stock and use proceeds in an amount equal to 100% of the principal of the notes and accruing interest at a rate of 12% interest per annum from the closing of this offering to satisfy our obligations to holders of these notes.

●	Notes totaling $0.2 million included a one-time interest charge equal to 115% of the principal amount, payable in shares of our common stock immediately prior to the closing of the BCA Transactions, with the principal to be paid 190 days following the closing of the BCA Transactions and accruing interest at a rate of 15% interest per annum from the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue shares of our common stock and use proceeds in an amount equal to 115% of the principal of the notes and accruing interest at a rate of 15% interest per annum from the closing of this offering to satisfy our obligations to holders of these notes.

●	Notes totaling $0.6 million included a one-time interest charge equal to 50% of the principal amount, payable in shares of our common stock immediately prior to the closing of the BCA Transactions, with the principal paid 190 days following closing of the BCA Transactions and accruing interest at a rate of 12% interest per annum from the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue shares of our common stock and use proceeds in an amount equal to 50% of the principal of the notes and accruing interest at a rate of 12% interest per annum from the closing of this offering to satisfy our obligations to holders of these notes.

●	Notes totaling $0.3 million included a one-time interest charge equal to 150% of the aggregate principal amount, payable in shares of our common stock immediately prior to the closing of the BCA Transactions, with the principal due and payable on the earlier of (i) 190 days following the closing of the BCA Transactions, (ii) five days after the closing on a financing transaction of at least $10 million and (iii) August 5, 2024.

●	Notes totaling $1.3 million included a one-time interest charge equal to 100% of the aggregate principal amount, payable in shares of our common stock immediately prior to the closing of the BCA Transactions, with the principal due and payable on the earlier of (i) 190 days following the closing of the BCA Transactions, and (ii) the closing on a financing transaction of at least $10 million.

●	Notes totaling $0.2 million accrue an interest charge equal to 150% of the principal amount, payable in shares of our common stock immediately prior to the closing of the BCA Transactions, with the principal to be paid 190 days following the closing of the BCA Transactions and accruing interest at a rate of 12% interest per annum from the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue shares of our common stock and use proceeds in an amount equal to 150% of the principal of the notes and accruing interest at a rate of 12% interest per annum from the closing of this offering to satisfy our obligations to holders of these notes.

●	Notes totaling $0.5 million included a one-time interest charge equal to 125% of the principal amount, payable in shares of our common stock immediately prior to the closing of the BCA Transactions, with the principal paid 190 days following closing of the BCA Transactions and accruing interest at a rate of 12% interest per annum from the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue shares of our common stock and use proceeds in an amount equal to 100% of the principal of the notes and accruing interest at a rate of 12% interest per annum from the closing of this offering to satisfy our obligations to holders of these notes.

●	Notes totaling $0.5 million, which accrue interest at a rate of 10.5% per annum and becomes payable after the closing of a financing transaction of at least $35 million.

●	A note totaling $0.1 million, which accrues an interest charge equal to $50,000 payable in shares of common stock immediately prior to closing of the BCA Transactions with the principal due by December 31, 2024.

Cash Flows

The following summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
(in thousands)	2023	2022	2024	2023
Net cash provided by (used in) operating activities	$22,106	$(5,326)	$(2,453)	$19,930
Net cash provided by (used in) investing activities	(836)	924	(551)	(486)
Net cash provided by (used in) financing activities	(9,288)	4,751	(1,364)	(4,824)

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operations for the year ended December 31, 2023 of $22.1 million was due to positive non-cash adjustments, primarily the change in fair value of contingent consideration and depreciation and amortization, and working capital adjustments, primarily from increases in deferred revenue and accounts payable, accrued expenses and other long-term liabilities, partially offset primarily by a net loss of $32.5 million. Net cash used in operations for the year ended December 31, 2022 of $5.3 million was primarily due to a net loss of $25.6 million, partially offset by non-cash adjustments and working capital adjustments.

Net cash used in operations for the nine months ended September 30, 2024 totaled $2.5 million which was due to a net loss of $37.9 million and a change in working capital adjustments, primarily the change in deferred revenue, accounts receivable, inventory, prepaid expenses, net of changes in accounts payable, accrued expenses and other long-term liabilities and deferred compensation and by positive non-cash adjustments of goodwill impairment, depreciation and amortization, interest, and stock-based compensation, net of a negative non-cash adjustment for change in fair value. Net cash provided by operations of $19.9 million during the nine months ended September 30, 2023 was primarily due to positive non-cash adjustments, primarily the change in fair value of contingent consideration and depreciation and amortization, and working capital adjustments, primarily from increases in deferred revenue and accounts payable, accrued expenses and other long-term liabilities, partially offset by a net loss of $28.7 million.

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Net Cash Provided by (Used in) Investing Activities

Cash of $0.8 million was used in investing activities during the year ended December 31, 2023 to purchase property and equipment and intangible assets. For the year ended December 31, 2022, there was approximately $0.9 million of cash provided by investing activities due primarily to the cash acquired in acquisitions of the Acquired Companies.

Cash used in investing activities during the nine months ended September 30, 2024 and 2023 was $0.6 million and $0.5 million, respectively, and was attributable to the purchase of property and equipment and intangible assets.

Net Cash Provided by (Used in) Financing Activities

For the year ended December 31, 2023, cash used in financing activities was $9.3 million primarily the result of payments on contingent consideration and amounts due to the sellers of Sky-Watch and repayments on borrowings of $2.8 million, partially offset by $2.8 million in cash proceeds received from borrowings. For the year ended December 31, 2022, cash provided by financing activities was $4.8 million, primarily from net borrowings.

Net cash used in financing activities during the nine months ended September 30, 2024 was $1.4 million, primarily due to payments made to the sellers of Sky-Watch that were partially offset primarily by the proceeds from borrowings and related party borrowings, net of repayments. Net cash used in financing activities during the nine months ended September 30, 2023 of $4.8 million was primarily due to payments on contingent consideration and amounts due to the sellers of Sky-Watch.

Critical Accounting Policies and Estimates

Our condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, which are described in Note 1 “The Company and Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus, the following accounting policies and specific estimates involve a greater degree of judgment and complexity. Accordingly, these are the policies and estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations:

●	the standalone selling price (“SSP”) of performance obligations for revenue contracts with multiple performance obligations;

●	the fair value of assets acquired and liabilities assumed for business combinations;

●	goodwill impairment;

●	impairment of indefinite lived and long-lived assets;

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●	stock-based compensation; and

●	the recognition, measurement and valuation of current and deferred income taxes and uncertain tax positions.

As described more fully below, these estimates bear the risk of change due to the inherent uncertainty of the estimate. We base our estimates and judgments on historical experience, industry benchmarking information, and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

These estimates may change, as new events occur and additional information is obtained, and such changes will be recognized in the unaudited condensed consolidated financial statements as soon as they become known. Actual results could differ from these estimates and any such differences may be material to our consolidated financial statements.

Revenue Recognition

We recognize revenue when, or as, we satisfy performance obligations by transferring promised products or services to our customers in an amount that reflects the consideration we expect to receive. We apply the following five steps: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when a performance obligation is satisfied. We account for a contract with a customer when there is a legally enforceable contract, the rights of the parties are identified, the contract has commercial terms, and collectability of the contract consideration is probable.

For certain sales, we have contracts with customers that include multiple performance obligations. For these contracts, we account for individual performance obligations separately, by allocating the contract’s total transaction price to each performance obligation in an amount based on the relative SSP of each distinct good or service in the contract. We determine the SSP based on our overall pricing objectives, taking into consideration market conditions. Determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is recognized when control of the promised services is transferred to the customer in an amount that reflects the consideration we expect to be entitled to receive in exchange for those services. Our contracts do not include highly variable components. The timing of revenue recognition, billings, and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities). The costs to obtain contracts, primarily commission expenses, are expensed when incurred.

Amounts that are invoiced are recorded in accounts receivable and revenue or deferred revenue, depending on whether the revenue recognition criteria have been met. A large portion of our sales result in partial prepayments prior to shipment from customers. Otherwise, customer invoices generally have payment terms of net 30 days and do not have a significant financing component.

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Our revenue is derived from various sources: (i) avionics products consisting primarily of hardware with embedded firmware sold to an authorized dealer network and avionics and GNSS products sold to OEMs, (ii) R&D projects, (iii) sales-based royalties related to GNSS technology licensed to OEMs, (iv) consultation and training services related to aerial integration and close air support providing the latest tactics, technique, and procedures to incorporate contract close air support/intelligence surveillance reconnaissance with video downlink systems into tactical operations, (v) technology and equipment sales (vi) mUAS, commonly referred to as “commercial drones,” sales, including hardware, software, training, support and product service, and (vii) drone services, including surveys, imaging, security, and other drone applications.

Business Combinations and Asset Acquisitions

As part of the accounting for the business combinations that took place during fiscal year 2022, including the determination of goodwill and the valuation of the stock options and other share-based awards assumed, the main estimate involved was the fair value of our common stock at each acquisition date. Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors along with management exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including: the prices at which we or other holders sold our common and convertible preferred stock to outside investors in arms-length transactions; contemporaneous valuations performed by an unrelated third-party valuation firm; our operating and financial performance; the lack of marketability of our common stock; the valuation of comparable companies; the industry outlook; the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions; and the U.S. and global economic and capital market conditions and outlook.

The fair value of our common stock was determined as of the various acquisition dates which resulted in the following per share values:

●	$25.27 as of March 10, 2022 which was based on our discounted cash flows (“DCF”) and those of the AIRO Drone, Agile Defense, and Jaunt entities, and a DCF with market exit multiple based on guideline public companies;

●	$25.79 as of March 28, 2022 which was based on our DCF and those of the AIRO Drone, Agile Defense, Jaunt and Sky-Watch entities, and a DCF with market exit multiple based on guideline public companies;

●	$25.82 as of April 1, 2022 which was based on our DCF and those of the AIRO Drone, Agile Defense, Jaunt, Sky-Watch and Aspen Avionics entities, and a DCF with market exit multiple based on guideline public companies; and

●	$24.68 as of April 26, 2022 which was based on our DCF and those of the AIRO Drone, Agile Defense, Jaunt, Sky-Watch, Aspen Avionics and CDI entities, and a DCF with market exit multiple based on guideline public companies.

The decrease in share price as of April 26, 2022 versus previous dates was due to the incremental cash flows to the group from the CDI acquisition which did not fully offset the dilution effect of additional shares and other consideration paid for CDI.

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The determination of the value of our common stock at each acquisition date was calculated using both a DCF with a conventional terminal value (income approach), and a DCF with market derived exit multiple (hybrid income / market approach) and then assigned a weighting of 40% and 60%, respectively. The greater reliance on the DCF using the market exit multiple reflects the shorter-term projection time horizon reflected in the method as compared to the Gordon Growth method which has a significantly longer-term projection horizon of 14 years before calculating its terminal value. The shorter projection time horizon and the comparison with public companies provides greater reliability. Management has greater visibility on near term projections, and comparable public companies provide some observable inputs to the analysis. The DCF methods project future revenue, earnings, and resulting cash flow available to equity and financing debt holders. The cash flows are discounted at a weighted average cost of capital (“WACC”) that reflects the risk profile and uncertainty of the projected cash flows.

A pure market approach was not applied due to the fact that comparable public companies were at later stages and served as better comparables at a future date than on the valuation date(s). In addition, due to the significant near-term changes in future revenue for some of our business lines (some of which are development stage pre-revenue) as well as significant changes in expected future operating margins, applying prevailing market multiples to our metrics on the valuation date(s) (for example, operating losses) would not provide a meaningful estimate of our value. Therefore, the DCF with market exit multiple was applied as a substitute for the market approach, and was more appropriate for the circumstances. This valuation method is frequently applied under similar circumstances.

Revenue and income projections utilized were discounted using a WACC of 34% and a terminal growth rate of 4%. Our projected cash flows as of the various dates included forecasts from the entities that comprised the Company as of each given valuation date and were developed by segment based on their markets, product features, acquisition candidates and economic and market dynamics. The forecasts incorporate and consider contractual orders (both commercial and military), letters of intent, historical performance where available and market data coupled with budgeted R&D investment and production resources to forecast both short and long-term revenue and profits. Assumptions made in the forecasts were also benchmarked against available market data by industry reporting services, and guideline public companies, for such variables as projected long-term EBITDA and EBIT margins. This benchmarking was applied to test reasonableness of assumptions, and to assist in determining the risk profile and appropriate discount rate to apply against projected cash flows. Because our portfolio companies include both established, revenue-producing businesses and high-growth emerging market businesses, the availability and reliance upon each of these factors in forecasting similarly differs by segment, as follows:

●	The Drones segment includes both established revenue-generating business and high-growth emerging businesses. The drone manufacturing component (Sky-Watch) is an established revenue-generating business located in Denmark. Forecasts were based on demand for Sky-Watch equipment as evidenced by current or anticipated future contractual arrangements for drone delivery, including the demand pipeline created by the conflict in Ukraine. Forecasts also included organic growth from new product releases scheduled for 2024, 2025 and 2026. The segment’s other components, including U.S.-based drone manufacturing and DaaS, are high-demand, emerging market growth segments. Forecasts are based on operational experience as well as an acquisition model of existing service providers.

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●	The Avionics segment, which operates under the Aspen Avionics brand, had been operating for 18 years in an established revenue-producing market. As such, there was considerable economic, market and competitive data available, as well as data on historical market share based on product portfolios and segments served. This data was evaluated with the segment’s current products and new product introductions and certifications to forecast revenue. Industry margin information and the segment’s historical cost performance and expected cost performance was used in the development of profit forecasts.

●	The Training segment consists of military training and commercial training components, both of which operate in established revenue-producing markets. The military training component (CDI) bids task orders under various U.S. military contracts as further described in the section titled “Business—Segment Summary—Training.” Forecasting is based on identifying current assets (aircraft/ground equipment) coupled with planned acquisition of assets to forecast the number of task orders it qualifies for and is likely to obtain. The commercial training component forecast is based on an acquisition model. It considers planned acquisitions of flight schools, anticipated leveraging of our expertise and uses industry demand metrics readily available from government and industry studies to forecast revenue and profit.

●	The Electric Air Mobility (Jaunt brand) segment operates in a high growth, emerging markets segment – the eVTOL aircraft industry. Forecasts were based on market studies, including those by Goldman Sachs, KPMG and Deloitte, direct feedback from potential customers, executed letters of intent, and data of identified competitors within the industry.

The market derived exit multiples in the hybrid income / market valuation approach were derived from a peer group of guideline public companies with elements of similarity to us as of the future exit date. Guideline public companies were selected based on discussions with management regarding competitors and a screening conducted in S&P Capital IQ. Seven public companies were identified in the eVTOL aircraft industry, and four public companies were identified in the defense industry with similar product and service lines. Revenue and EBITDA multiples were selected for each category (eVTOL and Defense) and were weighted based on the relative revenue composition within the Company of each category. The revenue multiples derived a lower exit value, and were assigned a greater weight of 67% as compared to 33% for EBITDA multiples, due to anticipated fluctuation in operating margins beyond the exit date.

The fair value of the contingent consideration as of each acquisition date included an initial public offering probability which ranged from 46% to 67% with an incremental 5% at each acquisition date.

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Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. We manage our business primarily based upon four operating segments: (i) Drones, (ii) Avionics, (iii) Training and (iv) Electric Air Mobility, each of which represents a reportable segment. We have determined that each reportable segment represents a reporting unit and, in accordance with Accounting Standards Codification (“ASC”) 350, each reporting unit requires an allocation of goodwill. We will continue to reevaluate reportable and operating segments.

Goodwill is not amortized and is tested at the reporting unit level for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have selected October 1st as the date to perform our annual impairment test. In the valuation of goodwill, management must make assumptions regarding estimated future cash flows to be derived from our business. If these estimates or their related assumptions change in the future, we may be required to record an impairment for these assets. Management may first evaluate qualitative factors to assess if it is more likely than not that the fair value of a reporting unit is less than its carrying amount and to determine if an impairment test is necessary. Management may choose to proceed directly to the evaluation, bypassing the initial qualitative assessment. The impairment test involves comparing the fair value of the reporting unit to which goodwill is allocated to its net book value, including goodwill. A goodwill impairment loss would be the amount by which a reporting unit’s carrying value exceeds its fair value, however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. We recorded goodwill impairment charges of $38.0 million during the nine months ended September 30, 2024 as described within Note 5 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. No goodwill impairment charges were recorded for the years ended December 31, 2023 or 2022.

2022 Impairment Test

When performing the annual impairment test in 2022, we used a qualitative assessment to determine if any facts or circumstances during the period could require a quantitative analysis. When performing a qualitative assessment, we consider factors including, but not limited to, current macroeconomic conditions, industry and market conditions, cost factors, financial performance, and other events relevant to the entity or reporting unit under evaluation to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In performing this assessment, we determined that since the date of the acquisitions that occurred earlier in fiscal 2022, there were no events or circumstances that rise to a level that would more likely than not reduce the fair value of those reporting units below their carrying values; therefore, a quantitative goodwill impairment analysis was not required.

2023 Impairment Test

In 2023, due to delays we experienced in securing financing, we performed a quantitative assessment on goodwill for all of our reporting units except Avionics, as no goodwill had been allocated to this reporting unit. The fair value of the reporting units for which we performed quantitative impairment tests was estimated using an income approach, which incorporates the use of the discounted cash flow (“DCF”) method. Financial projections used by management in performing quantitative impairment tests required the use of significant estimates and assumptions specific to the reporting unit as well as those based on general economic conditions. Factors specific to each reporting unit included revenue growth, profit margins, terminal value growth rates, capital expenditures projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management.

The table below displays the fair value for each reporting unit tested in the 2023 annual impairment test. We determined that the fair value of the Drones and Training reporting units substantially exceeded their respective carrying values. While the Electric Air Mobility reporting unit fair value was not substantially in excess of its carrying value, the fair value of the Electric Air Mobility reporting unit exceeded its carrying value by $12.3 million, or 2.3%, and accordingly, our goodwill was not impaired.

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	Drones	Electric Air Mobility	Training
Goodwill carrying value as of October 1, 2023	$109.9 million	$451.4 million	$36.5 million
Fair value of reporting unit as of October 1, 2023	$151.3 million	$545.2 million	$97.0 million
Carrying value of reporting unit as of October 1, 2023	$96.1 million	$532.9 million	$46.6 million

Estimates and assumptions varied between each reporting unit depending on the facts and circumstances specific to that reporting unit. The discount rate for each reporting unit was influenced by general market conditions as well as factors specific to the reporting unit. For the 2023 impairment test, the WACC discount rate we used for our reporting units was 25% to 40% and the terminal value growth rate was 4%. The terminal value growth rate represented the expected long-term growth rate for our industry, which incorporated the type of services each reporting unit provided as well as the global economy. Other factors influencing the revenue growth rates included the nature of the services the reporting unit provided for its clients, the geographic locations in which the reporting unit conducted business and the maturity of the reporting unit.

Specific to the Electric Air Mobility segment’s projections as of our October 1, 2023 testing date, projected revenue was primarily updated from our initial revenue estimates to reflect projected aircraft production from 2027 to 2028. As of our October 1, 2023 testing date, no R&D revenue was assumed for the period 2024 to 2027 as the Electric Air Mobility segment had been informed that it was not selected for the Defense Advanced Research Projects Agency program. Our projected revenue estimates in years 1 and 2 of commercialization as of October 1, 2023 increased as compared to initial revenue estimates for the same two-year period. Current projections were updated to reflect an assumed selling price in line with the negotiated pricing noted in nonbinding letters of intent and revised production levels based on expected capacity over the same two-year period.

Revenue projections were based on increasing production quantities year-over-year that max out at approximately 3,000 units per year at a single facility, and a per-unit sales price that increases over time, assuming a 1.5% escalation rate per year.

EBITDA projections as of October 1, 2023 during the two years post commercialization were developed using revised estimates of manufacturing costs, production hours per unit, learning curves and subsequent efficiencies, and operating costs.

Mid-term and long-term EBITDA projections incorporated economies of scale and synergies, however, changes between projections as of October 1, 2023 and our initial projections are not significant once maximum manufacturing conditions are reached.

As to the degree of uncertainty associated with our assumptions, we believed our long-term projected revenue was reasonable given a sales price supported by non-binding letters of intent and a relatively small number of units in comparison to, according to a Morgan Stanley report, an anticipated global market ranging between an expected $1 trillion with an upside of $4.4 trillion by 2040. There was a higher degree of uncertainty in projected EBITDA as compared to projected revenue, as projected EBITDA included estimates as to future labor and material costs, efficiency rates as to the number of production hours required over time, and synergies.

The most sensitive factor in our analysis was the WACC discount rate. As of October 1, 2023, a 35% WACC discount rate was applied to the Electric Air Mobility segment, which was fairly consistent but still more conservative than the 34% WACC discount rate used as of the acquisition date. The 100 basis-point increase was deemed appropriate due to the development stage of the Electric Air Mobility segment, however, a larger increase was not deemed appropriate due to positive market changes including proof of concept in the market and observations of timing to certification by TCCA. As to the sensitivity of the WACC rate, another hypothetical 100 basis-point increase in the WACC discount rate would have yielded an estimated fair value for the Electric Air Mobility segment below carrying value.

We believe the factors considered in the impairment analysis were reasonable; however, significant changes in any one of our assumptions could have produced a different result and resulted in impairment charges that could have been material to our consolidated financial statements. The fair value of the Electric Air Mobility segment exceeded the carrying value as of October 1, 2023 by $12.3 million, or 2.3%. While the goodwill of this reporting unit was not currently impaired, we noted that there could be an impairment in the Electric Air Mobility segment in the future as a result of changes in certain assumptions. For example, the fair value of the Electric Air Mobility segment could be adversely affected and may result in an impairment of goodwill if this reporting unit is not able to advance the development of our aircraft and other products, obtain regulatory approvals, and launch and commercialize our products at scale, if the estimated production costs are significantly higher than estimated or if the WACC discount rate is increased.

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2024 Impairment Test

As a result of the BCA Transactions being terminated in August 2024 and the continued delays in securing financing, we determined it appropriate to test the fair value of each reporting unit for goodwill impairment as of September 30, 2024 for all of our reporting units except Avionics as no goodwill had been allocated to this reporting unit. We determined that the fair value of the Drones reporting unit substantially exceeded its respective carrying value. The Electric Air Mobility and Training reporting unit fair values indicated goodwill impairment as detailed below.

	Drones	Electric Air Mobility	Training
Goodwill carrying value as of September 30, 2024	$115.8 million	$451.4 million	$36.5 million
Fair value of reporting unit as of September 30, 2024	$185.1 million	$510.2 million	$25.1 million
Carrying value of reporting unit as of September 30, 2024	$133.5 million	$527.2 million	$46.1 million
Impairment as of September 30, 2024	$—	$17.0 million	$21.0 million

Estimates and assumptions varied between each reporting unit depending on the facts and circumstances specific to that reporting unit. The discount rate for each reporting unit is influenced by general market conditions as well as factors specific to the reporting unit. The fair value of the reporting units for which we performed quantitative impairment tests was estimated using an income approach, which incorporates the use of the discounted cash flow method. Projections used require the use of significant estimates and assumptions specific to the reporting unit as well as those based on general economic conditions. Factors specific to each reporting unit include revenue growth, profit margins, terminal value growth rates, capital expenditures projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management. For the 2024 impairment test, the WACC discount rates we used for our reporting units was 30%-35% and the terminal value growth rate was 4%. The terminal value growth rate represents the expected long-term growth rate for our industry, which incorporates the type of services each reporting unit provides as well as the global economy. Other factors influencing the revenue growth rates include the nature of the services the reporting unit provides for its clients, the geographic locations in which the reporting unit conducts business and the maturity of the reporting unit.

Specific to the Electric Air Mobility segment’s projections as of September 30, 2024, projected revenue was revised to include projected aircraft production timing for the Jaunt Journey in 2031 and a downscaled cargo version of the Jaunt Journey in 2028. Projected revenue in years 1 and 2 of commercialization of the downscaled cargo version of the Jaunt Journey as of September 30, 2024 were increased as compared to prior revenue estimates from our prior year testing date of October 1, 2023 for the same two-year period. Projected revenue in years 1 and 2 of commercialization of the Jaunt Journey as of September 30, 2024 also increased as compared to prior revenue estimates from our prior year testing date of October 1, 2023 for the same two-year period.

Revenue projections for both programs were based on increasing production quantities year-over-year that max out at approximately 400 units per year for the downscaled cargo version of the Jaunt Journey and 3,000 units per year for the Jaunt Journey at a single facility, and a per-unit sales price that increases over time assuming a 1.5% escalation rate.

EBITDA projections as of September 30, 2024 were developed using revised estimates of manufacturing costs, production hours per unit, learning curves and subsequent efficiencies, and operating costs.

Mid-term and long-term EBITDA projections at maximum capacity have not significantly changed compared to our prior year testing date of October 1, 2023, but the shifting and corresponding discounting of these projections resulted in a significant decrease in the fair value of the Electric Air Mobility segment, which indicated impairment.

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As to the degree of uncertainty associated with our assumptions, we believe our long-term projected revenue is reasonable given a sales price supported by non-binding letters of intent and a relatively small number of units in comparison to, according to a Morgan Stanley report, an anticipated global market ranging between $1 trillion and $4.4 trillion by 2040. There is a higher degree of uncertainty in projected EBITDA, as compared to projected revenue as projected EBITDA includes estimates as to future labor and material costs, efficiency rates as to the number of production hours required over time, and synergies.

The most sensitive factor in our analysis was the WACC discount rate. As of September 30, 2024, a 33% WACC discount rate was applied to the Electric Air Mobility segment, which is fairly consistent with the 35% WACC discount rate used as of our prior year testing date of October 1, 2023. The 200 basis-point decrease from prior year was deemed appropriate due to more conservative projected long term EBITDA margins as compared to sales in the prior year, regulatory harmonization that has occurred for the industry between the FAA, TCCA, and EASA, advances in electric propulsion, battery density, and autonomous systems which lower remaining technical development risk. While these factors reduce risk to the Electric Air Mobility segment, a larger decrease in the WACC was not deemed appropriate due to delays in funding for development efforts and overall implementation risk that remains similar to October 1, 2023. As to the sensitivity of the WACC rate, another hypothetical 100 basis-point increase in the WACC discount rate would have yielded an additional $46.0 million in goodwill impairment.

We believe the factors considered in the impairment analysis are reasonable; however, significant changes in any one of our assumptions could produce a different result and result in additional impairment charges that could be material to our unaudited condensed consolidated financial statements. For example, the fair value of the Electric Air Mobility segment could be adversely affected and may result in an additional impairment of goodwill if this reporting unit is not able to advance the development of our aircraft and other products, obtain regulatory approvals, and launch and commercialize our products at scale, if the estimated production costs are significantly higher than estimated or if the WACC discount rate is increased.

Specific to the Training segment’s projections as of September 30, 2024, we noted a significant decrease in sales and gross margins as a result of not being able to meet contractual demands due to delays in the funding of aircraft. In prior years, government ISR aircraft contracts did not require that the aircraft be able to employ weapons. As those contracts have aged-out, the new requirements for the re-competitions require assets that have the ability to employ training munitions and have been approved by the government to do so. CDI does not possess aircraft that can achieve this requirement; thus, we have either not been awarded or chose not to bid on certain contracts. The projected revenue and margins were revised to include the timing of projected aircraft and investments to be made in flight schools in the short-term (between 2025 and 2028) and then the acquisition of additional aircraft beginning in years after 2029.

EBITDA projections as of September 30, 2024 have not significantly changed compared to our prior year testing date of October 1, 2023, and we do not anticipate any changes until we are able to make more significant investments in aircraft, and at which time we can better leverage our operating expenses. At that point, we anticipate that mid-term and long-term EBITDA margins would increase. The shifting and corresponding discounting of these projections resulted in a significant decrease in the fair value of the Training segment, which indicated impairment.

As to the degree of uncertainty associated with our assumptions, we believe our short-term projected revenue is reasonable given our history with military contract practices and the historical results of flight schools, while our long-term projected revenue is subject to a higher degree of uncertainty. To mitigate this risk, a 30% WACC discount rate was applied to these projections which was consistent with our prior year testing date of October 1, 2023. As to the sensitivity of the WACC rate, another hypothetical 100-basis-point increase in the WACC discount rate would have yielded an additional $3.4 million in goodwill impairment.

We believe the factors considered in the impairment analysis are reasonable; however, significant changes in any one of our assumptions could produce a different result and result in additional impairment charges that could be material to our condensed consolidated financial statements. For example, the fair value of the Training segment could be adversely affected and may result in an additional impairment of goodwill if this reporting unit is not able to purchase the needed aircraft, if the estimated costs for managing the flight schools are significantly higher than estimated or if the WACC discount rate is increased.

Intangible Assets

We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price of the acquired business to the respective net tangible and intangible assets. We determine the appropriate useful life by performing an analysis of expected cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives using the straight-line method which approximates the pattern in which the economic benefits are consumed. We capitalize third-party legal costs and filing fees, if any, associated with obtaining patents. Once the patent asset has been placed in service, we amortize these costs over the shorter of the asset’s legal life, generally 20 years from the initial filing date, or its estimated economic life using the straight-line method.

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The estimated useful lives for our intangible assets are as follows:

Estimated useful life
Developed technology	8 to 13 years
Tradenames – definite-lived	4 to 8 years
Customer relationships	3 to 7 years
Patents	up to 20 years

In addition to the long-lived intangible assets, we also had $8.8 million of indefinite lived intangible assets which is primarily the $8.7 million tradename obtained in conjunction with the Jaunt acquisition as described in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Impairment of Indefinite Lived Assets

Under ASC 350-30-35-18, an intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. In testing for impairment, we define our Asset Groups at the reporting unit level. Under ASC 360-10-35-26 when an asset group is a reporting unit, the asset group includes goodwill. When goodwill and indefinite lived intangibles are included in the long-lived asset group being tested for impairment, the indefinite-lived intangible assets are tested for impairment in accordance with ASC 350-30 first, then the long-lived assets (groups) are tested for impairment in accordance with ASC 360-10, and goodwill is tested for impairment at the reporting unit level in accordance with ASC 350-20 last.

ASC 350-30-35-18A specifies that an entity may first perform a qualitative assessment, as described in this paragraph and paragraphs 350-30-35-18B through 35-18F, to determine whether it is necessary to perform the quantitative impairment test.

When performing the annual impairment test in 2022 and 2023, we used a qualitative assessment to determine if any facts or circumstances during the period could require a quantitative analysis. When performing a qualitative assessment, we considered factors listed in ASC 350 which includes cost factors, financial performance, legal, regulatory, contractual, political, business, or other factors. Based on our review of these factors, there was no impairment of indefinite lived assets recorded during the years ended December 31, 2022 or 2023.

As a result of the BCA Transactions being terminated in August 2024 and the continued delays in financing, we determined it appropriate to perform a qualitative assessment considering factors listed in ASC 350, which includes cost factors, financial performance, legal, regulatory, contractual, political, business, or other factors. Based on our review of these factors, there was no indication of impairment for the Avionics or Drones segments. However, we determined it appropriate to perform a quantitative analysis on intangible and long-lived assets within the Electric Air Mobility and Training segments. The fair value of the undiscounted cashflows of both the Electric Air Mobility and Training segments was significantly higher than the respective asset group’s carrying value and therefore no impairment charges were required to be recorded.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including property and equipment and intangible assets, for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If such evaluation indicates that the carrying amount of the asset or the asset group is not recoverable, any impairment loss would be equal to the amount the carrying value exceeds the fair value. Our 2023 and 2022 evaluations were performed in accordance with ASC 360 and included considerations related to market price, use and condition of the asset, business climate, projections of losses and other factors. While each of these reporting units had an operating loss through October 1, 2023, they continue to project increases in operating performance.

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We have therefore determined that, given this fact pattern and other considerations, the financial performance does not indicate that it is more likely than not that the long-lived assets of the reporting units are impaired. There was no impairment recorded during the nine months ended September 30, 2024 or during the year ended December 31, 2023. See Note 6 to our condensed consolidated financial statements included elsewhere in this prospectus. During the year ended December 31, 2022, we wrote off $0.2 million of patent costs in the Avionics segment.

Stock-based Compensation

We recognize compensation expense for stock-based awards based on the grant-date estimated fair value of the awards. Options and restricted stock awards may be granted as time-based awards, performance-based awards or combinations of the time-based and performance-based awards. We expense the fair value of its options to employees and non-employees on a straight-line basis over the associated service period for time-based awards, which is generally the vesting period. The performance-based awards begin their period of ratable vesting at the time that we determine that the achievement of the performance thresholds is probable. We account for forfeitures as they occur and does not estimate forfeitures at the time of grant. Ultimately, the actual expense recognized over the vesting period will be for only those options that vest.

The total stock-based compensation expense for the Legacy Plan during the year ended December 31, 2023 and 2022 was $1.8 million and $2.8 million, respectively. The total stock-based compensation expense for the Legacy Plan during the nine months ended September 30, 2024 and 2023 was $0.6 million and $1.5 million, respectively. Stock-based compensation expense was primarily attributable to the 0.6 million outstanding options acquired in conjunction with the Jaunt acquisition as described in Notes 2 and 17 to our consolidated financial statements included elsewhere in this prospectus. The weighted-average grant date fair value of options awarded at the time of the reverse acquisition with Aspen Avionics was $21.92 per share. The decrease in stock-based compensation expense from 2022 to 2023 was the result of awards becoming fully expensed over the associated service period. Unamortized expense as of December 31, 2023 was $0.9 million and will be recognized over an estimated weighted-average period of 1.1 years.

Income Taxes

We account for income taxes in accordance with the asset and liability approach method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the condensed consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases, as well as for net operating losses and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more-likely-than-not to be realized.

We evaluate our tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions will more-likely-than-not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year. Interest and penalties, if applicable, are recorded in the period assessed as income tax expense.

Off-Balance Sheet Arrangements

As of September 30, 2024 and December 31, 2023, we have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

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BUSINESS

Overview

We are a technologically differentiated aerospace, autonomy, and air mobility platform targeting 21st century aerospace and defense opportunities. We leverage decades of industry expertise and connections across the drone, aviation, and avionics markets to provide leading solutions to the aerospace and defense market. We offer connected and diversified solutions providing operational synergies across our segments and are powered by an international footprint as well as supplier and public sector relationships. Supported by complementary and innovative technologies, we believe we bring a unique value proposition to the market and are well-positioned to become a differentiated leader in the industry.

Our business is organized into four operating segments, each of which represents a critical growth vector in the aerospace and defense market: Drones, Avionics, Training, and Electric Air Mobility. These four segments collectively target a combined total addressable market estimated to be over $315.4 billion by 2030.

Drones. The Drones segment develops, manufactures, and sells drones and will provide drone services, such as DaaS, for military and commercial end users. Our military drones are sold through our Sky-Watch brand, which is a key supplier to European NATO countries. A critical point of differentiation lies in our drones’ ability to perform in a GPS-denied environment, which is a technology application relevant for both military and commercial end markets.

Avionics. The Avionics segment develops, manufactures, and sells avionics for military and general aviation aircraft, drones, and eVTOLs. Our advanced avionics products include flight displays, Connected Panels, and GPS/GNSS sensors, all of which have been installed on legacy military aircraft and general aviation platforms. We sell our advanced avionics through our Aspen Avionics brand, which is well-recognized in the general aviation aftermarket sector with over 20 years of operating history and long-term customer loyalty for our value proposition. We also serve as an avionics supplier for OEMs, including Robinson Helicopters, Pilatus, and Honeywell. We believe our avionics solutions have a considerable market opportunity as general aviation fleets continue to age, with owners and operators seeking to upgrade the avionics technology on their aircraft.

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Training. The Training segment currently provides military pilot training and will provide commercial pilot training in the future. We offer professional training and consulting services to the U.S. military, select NATO countries, and other U.S. allies under our CDI brand. These offerings include adversary air, close air support, ISR, aircraft leasing, pilot training, ground liaison services, and JTAC, as well as full joint theatre ISR and simulated ground strike training. We work closely with special military forces such as SEAL teams, the U.S. Naval Air Warfare Center, and USAF Air Combat Command and are a mandated recipient on a $5.7 billion IDIQ contract. Our personnel’s top security clearances and established relationships at the Pentagon provide us with a differentiated ability to bid on mandates. We also plan to offer commercial pilot training and plan to expand our non-military capabilities in response to the global pilot shortage.

Electric Air Mobility. The Electric Air Mobility segment is developing a rotorcraft eVTOL for cargo and passenger use through our Jaunt brand for fixed route flights, on-demand trips, and cargo operations. Our R&D efforts are focused on developing a cargo eVTOL platform, which will be a scaled-down version of our passenger eVTOL platform, and will target the attractive middle mile delivery cargo market. Meanwhile, our long-term R&D efforts are focused on developing a full-scale multi-role eVTOL platform, which will be able to serve both the cargo and passenger markets. We plan to certify our eVTOLs through existing CAR 529 Rotorcraft standards, with our platform including the best attributes of both rotary and fixed wing aircraft. Our patented compound rotorcraft technology, a core point of technological differentiation that will underpin our cargo eVTOL’s commercial capability, has over 300 piloted flight hours on multiple Jaunt demonstrator aircraft. We believe the range and payload capabilities driven by this technology uniquely position us to provide a compelling commercial solution for the eVTOL cargo market. Once developed and certified, we expect our cargo eVTOL program will serve as the foundation of our commercialization efforts, with passenger applications serving as a longer-term secondary initiative.

Our Platform

Our business is thoughtfully interconnected as we seek to leverage each segment’s full capabilities and drive synergies, creating a significant competitive advantage. We are synergistically leveraging our field-proven product track record – particularly through our Drone and Avionics brands – to drive opportunities across our platform. The manufacturing capabilities of our Avionics segment enable us to supply most of our own components for our drone and aircraft systems, including our eVTOL aircraft, which enhances our product quality and reduces production costs. Our deep, long-term relationships with the U.S. government and NATO countries that underpin our Training and Drones segments provide us with access to key decisionmakers, which provides us with new business opportunities. Our Electric Air Mobility platform represents a significant future growth opportunity to expand into cargo and passenger eVTOLs while also providing an OE platform for new products and services across our other segments.

In addition, we are able to utilize our certification capabilities to improve time to market for the introduction of products and services. These offerings leverage our U.S. and international sales and manufacturing capabilities to reduce costs and expand our market footprint. This capability also helps us swiftly integrate new avionics, electronics, and AI into our products, all while sharing the intra-segment R&D insights that drive our high-quality, interconnected products and services.

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Our Competitive Strengths

We are an at scale, integrated aerospace and defense platform with multiple solutions and services in the high-growth aerospace and defense categories. Our competitive advantages include:

Cross-Platform Strategy Generates Operational and Product Synergies

Our business is thoughtfully interconnected to leverage each segment’s full capabilities, with synergies driving growth in new customer categories, geographies, and product lines that would not be attainable as standalone entities. Each of our segments benefits from operational synergies in certification, economies of scale, shared R&D insights and integration of products and services across a global platform with operations in the United States, Canada and Denmark. Accordingly, our platform generates a considerable positive network effect, with shared access to commercial, technological, and public sector relationship resources, including the United States, EU members, NATO countries and other international allies of the United States, which drive growth and innovation to meet customer needs.

Fulsome Product Assortment Targeting Actionable Market Opportunities

We offer differentiated technologies and diversified product offerings across the Drones, Avionics, Training, and Electric Air Mobility segments for both military and commercial end users. Our product lineup is competitively designed to take advantage of key opportunities in the aerospace and defense sector, focusing on areas with potential for future growth. Additionally, the collaboration between our R&D and commercial teams ensures that our products are both market-relevant and commercially available. With offerings ranging from training to drones to services to avionics, we address the marketplace of tomorrow.

Talented Management Team Possesses Robust Operational Experience and Deep Private and Public Sector Relationships

Our robust leadership team possesses over 150 years of combined operating experience and industry success in the aerospace and defense market. We maintain strong relationships with key contacts within the U.S. government and NATO, as well as regulatory agencies, such as the FAA, DHS, and NASA, which has provided us with access to key decisionmakers to secure new business and enable us to build the trust necessary to offer additional functions and features for our products and services. For example, certain members of our management team currently serve on various boards for several government agencies and have held military leadership positions in the past. These relationships are critical to this industry and have enabled us to initiate discussions with key government officials, which is a significant barrier to entry. We believe our established relationships are a core point of differentiation that will support our future success.

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Exceptional Research and Development that Supports the Potential for Industry-Leading Products

We have a history of developing and launching innovative products, with our product advantage rooted in our exceptional R&D capabilities. From prototyping to certification to commercialization, our ability to launch solutions with strongly differentiated technology and direct product market fit is core to our platform. Our innovative, technology-additive solutions are underpinned by a robust new product development pipeline supported by our platform. Moreover, critical human capital interdependencies between our various segments have provided a positive network effect, increasing the quality and efficiency of our development process. This has been proven out particularly in our Drones and Avionics segments, where the RQ-35 Heidrun and Connected Panel solutions, respectively, have proven to be compelling value propositions in their end markets.

Market Opportunity

The defense industry is affected by geopolitical and security issues. Conflicts in Ukraine, the Middle East, and heightened geopolitical tension in the Pacific region have elevated global security concerns. This has caused many governments to increase their focus on defense and security, leading to a rise in defense spending and a growing willingness to adopt new technologies and solutions. Specifically, beginning in 2014 in response to Russia’s illegal annexation of Crimea and amid broader instability in the Middle East, NATO countries agreed to commit 2% of their national GDP to defense spending to help ensure the continued military readiness of NATO allies. According to NATO, 23 NATO countries are expected to meet or exceed the target of investing at least 2% of GDP in defense in 2024, compared to only three NATO countries in 2014. Over the past decade, European allies of the United States and Canada have steadily increased their collective investment in defense by 41.3%, and are investing a combined total of more than $430 billion in defense spending in 2024. In order to ensure that these funds are spent in the most effective and efficient way to acquire and deploy modern capabilities, NATO countries have also agreed that at least 20% of defense expenditure should be devoted to major new equipment, including associated R&D perceived as a crucial indicator for the scale and pace of modernization. These tailwinds support the development of a new market leader in the aerospace and defense market, with the emergence of new technologies such as 5G, artificial intelligence, and advanced autonomous vehicles creating new commercial opportunities.

Drones. Global conflicts, particularly the conflict between Russia and Ukraine, have led to an increase in military spending and investment in new technologies solutions such as drones. Industry analysts are projecting that the military drone market size will reach approximately $47.16 billion by 2032. Key demand drivers include the rise of asymmetrical warfare, new avionics, and the inherent user safety advantages of drones over manned systems. We believe that our products will continue to play a role in the arsenals of the future, including through NATO countries. In addition, we believe that the U.S. military’s transformation into a smaller, more agile force that operates via a network of observation, communication, and precision targeting technologies will continue to accelerate the acceptance and use of small drone military operations around the world.

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In addition, commercial drone use is gaining momentum as multiple industries are incorporating drones into their daily business functions, given the wide range of applications, including monitoring, inspection and surveillance. It is anticipated that worldwide commercial drone revenues will reach $163.5 billion by 2030. For example, farmers are using drones to inspect and spray their crops, which improves yields, construction sites are adopting drones to survey and monitor land, which improves workplace safety, and companies are using drones to inventory product in factories and warehouses, which improves efficiency. Additionally, drones are being used increasingly to transport and deliver goods. For example, hospitals are deploying drones to deliver critical medicine and other medical supplies to remote and underserved regions, while logistics companies are using drones to transport cargo between locations, expediting deliveries. As the commercial drone industry matures, we believe that aircraft and their components subsystems will become more commoditized, with additional pockets of growth expected in services and service-derivative revenues. The trajectory of commercial drone applications is well-aligned with our business strategy, which includes a focus on commercializing multiple types of value-added drone solutions to meet various end user and industry needs.

Avionics. New aircraft production and upgrades to existing aircraft are driving demand for our avionics solutions. We believe the market places a premium on avionics solutions like ours that have capabilities such as improved flight controls, communications and navigation capabilities, and flight monitoring. Continued technological advances in avionics and aging general aviation fleets are expected to drive growth for the general aviation avionics aftermarket.

Training. Overall demand for military flight training is expected to grow as countries around the world increase defense spending and outsource flight training to the private sector. Key market drivers include outsourcing of military training, technological advancement, and the ongoing pilot shortage. Additionally, the DoD has awarded over $13.7 billion in military aviation training contracts since 2015, representing a new public-private sector market norm. In the commercial market, the same shortage of trained pilots serves as the main driver of demand. According to Fortune Business Insights, the commercial training market is projected to grow from $1.8 billion in 2023 to over $4.9 billion in 2030, representing a CAGR of 15.4%.

Electric Air Mobility. Morgan Stanley estimates that the global electric air mobility market is expected to be approximately $55 billion by 2030 and may grow to approximately $1 trillion by 2040. We believe that autonomous aerial cargo is one of the largest unaddressed segments within the EAM market, with an additional actionable opportunity in passenger transportation. We expect both of these segments will provide a substantial market opportunity. While the electric air mobility market is in its nascent stage, we believe that the growing prevalence of e-commerce, rising labor costs in traditional ground transportation, traffic congestion and the continued advancement in AAV technology will lead to growing demand for cargo solutions based on AAVs. In addition, the implementation of government regulations and creation of federal and state incentives has started to meaningfully influence consumer behavior by increasing the focus on emissions standards and targets and leading to greater interest in aircraft electrification. Ultimately, cargo represents the most actionable near-term end market owing to its large commercial opportunity and reduced technological hurdles.

Our Growth Strategies

We are a growing platform built off a successful M&A strategy, with a robust pipeline of future commercial opportunities. Our growth strategies are rooted in a bold and focused vision for the future, with a mix of organic and inorganic growth initiatives. Within each of our segments, there are several opportunities to increase market share and penetrate new business areas.

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Organically grow existing business line capabilities.

We intend to make substantial investments in our sales and marketing, analytics, and communications functions to support our expansion within current markets and into future and specialized markets within each of our segments. We have identified specific opportunities to invest in organic growth, including procuring additional aircraft to expand the capabilities of the Training segment, launching larger screen form factor avionics with increased functionality, and iteratively developing our existing drone technology to enter new commercial end markets. With strong customer relationships and a focus on loyalty and satisfaction, we will continue to upsell and cross-sell across our portfolio, which in conjunction with investments in marketing and brand positioning will bolster our brand awareness. Finally, we are planning on both measured geographic expansion and targeting new customer end markets, which will further expand our addressable market.

Develop and commercialize new products and services and expand certification of new and future products and services.

Our segment specific initiatives are as follows:

●	Drones. We intend to launch U.S. production of our military drones and subsequently seek DoD Blue UAS drone certification, which will allow us to sell drones to the DoD. This certification process involves sponsors in various U.S military branches supporting our product, with full certification essentially contingent on U.S-domiciled production. In addition, we intend to expand our drone and DaaS offerings into new verticals, including agricultural, security, and industrial applications, leveraging our GPS denied technology proposition as the leading edge of our value proposition owing to its inherent product-market fit.

●	Avionics. We intend to focus our R&D activities on integrated avionics for our cargo eVTOL platform, the Jaunt Journey, and other eVTOLs as well as training aircraft in current markets. We believe focusing on in-flight controls, navigation, and communications will lead us to experience strong growth through organic expansion opportunities designed to expedite the development of integrated systems for both internal platforms and external OEM initiatives. With a history of providing innovative avionics for over 20 years, Aspen Avionics is primed to launch products for the aircraft of tomorrow.

●	Training. We intend to expand our current training capabilities through the acquisition of a flight school for commercial flight training and the launch of a fixed wing military simulation service offering. Our training capabilities will be further enhanced by the acquisition of additional training aircraft through our acquisition of a flight school or otherwise. Additionally, we plan to offer drone and electric air mobility flight training to take advantage of these rapidly growing markets.

●	Electric Air Mobility. We intend to develop, certify, and commercialize our eVTOL aircraft. We anticipate certification of our 33% downscaled cargo eVTOL under drone rules as early as 2027 and expect our first passenger production aircraft to be certified by the TCCA under existing CAR 529 Transport Category Rotorcraft airworthiness rules as early as 2031.

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Leverage Public Sector Relationships and Security Clearances to Drive Business.

Our deep public sector relationships and security clearances enable us to bid on government RFPs and drive brand awareness of our drone, eVTOL, avionics, and training solutions with key military decision makers. For example, members of our management team maintain close relationships with the highest levels of government around the world, including military leaders, ambassadors, and defense attachés from NATO and its allies. Our senior leadership team has also held and/or currently holds positions on various government committees across the FAA, Pentagon, and White House. Key employees also possess extensive military leadership experience having served in U.S. special forces units. This competitive moat grants us enviable access to key growth end markets and unlocks commercial synergies between our various segments.

Partnering with other firms on commercial ventures to drive technology convergence.

Partnerships allow us to expedite development of customer solutions by bringing together critical technologies across the aerospace and defense marketplace. For example, our Sky-Watch brand has critical partnerships with companies such as Palantir and Helsing that have boosted our drone’s capabilities. For our Electric Air Mobility segment, partnerships with have been and will be at the forefront of our eVTOL platform’s integrated and convergent technology advantage - not only for the end-product but also in the areas of manufacturing, engineering and supply chain. New partnerships in AI and machine learning are also being explored in the Drones segment as well as virtual training system partnerships in the Training segment.

Strategically acquire businesses and technologies to enhance our offerings.

We were formed in August 2021 for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry. Since our founding, including the Put-Together Transaction, we have gained experience in successfully integrating businesses, and will continue to focus on thoughtful strategic acquisitions as a key component of our business growth strategy. For example, the drone and avionics markets are primed for consolidation due to the lack of scale, capital, and resources necessary for expansion by many drone and avionics companies, and we have identified and are actively evaluating a wide range of strategic opportunities for expansion. We believe our acquisition strategy will enable us to expand our footprint and opportunities in new and existing areas, strengthen our customer base and market share and improve overall brand recognition.

Continual investment in software, AI, and machine learning to expand solutions capabilities and increase operational efficiencies.

We plan on building out our software, AI, and machine learning capabilities to help our customers solve more complex problems and bring additional capabilities to the marketplace. In addition, we intend to offer new product and service lines to ensure our customers are equipped with the proper tools for their evolving needs. These investments are expected to further bolster our cross-platform network effort to help support future R&D and new product development. These initiatives will also help us streamline our internal processes and optimize our supply chain, which will support further growth.

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Segment Summary

Drones

The Drones segment develops, manufactures and sells drones and will provide drone services, such as DaaS, for military and commercial end users. Our military drones are sold through our Sky-Watch brand, which is a key supplier to European NATO countries. Military applications include reconnaissance, surveillance, and defense services, while commercial applications currently include inspection, survey, mapping, and photography, with future potential expansion into agriculture, weather analysis, conservation, healthcare, search and rescue and construction applications. A critical point of differentiation lies in our drones’ ability to perform in a GPS denied environment, which has numerous military and commercial applications. Moreover, our close feedback loop with in-field operators supports a battlefield relevant capability set. Key market tailwinds include heightened geopolitical instability, increased defense spending, and the evolving realities of the 21st century battlefield. Our core future initiatives include military manufacturing in the United States to sell our drones to the DoD and expansion of the DaaS business.

Our primary military product, the RQ-35 Heidrun, offers significant advantages over existing micro-ISR drones, because of the combination of its full-autonomy, demonstrated ability to operate in harsh electronic warfare and GPS-denied battlespaces, its long flight time, ease of operation, and robust supply chain. Our RQ-35 Heidrun drones operate in EU and NATO countries, having been tested and deployed in international markets in the EMEA region, including in the ongoing Ukraine conflict. These drones have hundreds of thousands of hours operating successfully in these harsh environments, and via integrations with other battlespace partners, and has proven to be an essential link between intelligence gathering and decision making for military customers around the world.

We also have three cargo drone platforms, including the Sentinel 30 km short-distance drone, the Chaos 60 km medium distance drone, and a downscaled cargo version of the Electric Air Mobility segment’s Jaunt Journey that can carry up to 250 pounds. All of these platforms are currently in the prototype stage and we are working to obtain FAA certification, which has been granted by the FAA for cargo oriented drones, for our cargo drones before going to market.

Our drone assortment has critical points of parity with other drones along parameters such as wingspan, weight, payload, and endurance, with our critical point of differentiation being our drone’s ability to autonomously operate in GPS-denied environments. This core attribute expands the solutions scope of our offerings while reducing the need for human input. This technology has critical applications across military and commercial use cases, and we believe we are uniquely suited to capitalize on this opportunity.

We also plan to provide DaaS offerings, including surveillance services for businesses interested in monitoring, surveying, and evaluating their properties. Our DaaS strategy is rooted in our GPS-denied technology, which has strong commercial potential in agriculture, security, and industrials applications. We plan to offer an extensive suite of capabilities for a wide range of commercial use cases, including mapping, surveying, inspecting, photographing and filming, dispensing and spraying, warehousing, monitoring. We will expand our commercial capabilities by offering drone maintenance, repair, and overhaul services, which would allow us expand the breadth of our commercial offerings.

Sales of our drones to the DoD is a key future initiative. Our production facilities in Albuquerque and Phoenix are currently in the process of obtaining Blue UAS certification, which will enable us to manufacture and sell our RQ-35 drone to the DoD. This certification process involves sponsors in various U.S military branches supporting our product, with full certification essentially contingent on U.S.-domiciled production. A version of the RQ-35 intended for Blue UAS certification, the RQ-35 v.251, is currently in our development plan, along with a follow-on certification program. We are leveraging the full breadth of our product development excellence, public sector relationships, and our platform to penetrate the U.S. military drone market.

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To support future new product development, we are designing and engineering efficient, reliable, and low-carbon-emission unmanned aircraft systems for both commercial and military markets. We are actively developing improvements for our existing RQ-35 Heidrun drone while also designing the next generation of fully autonomous, fixed-wing mini drones.

Finally, we are developing a global command, control and communications network for safe, efficient and seamless air platform interoperability called “AIRO Link.” This network would be designed to enable ground operators to establish a data link to unmanned aircraft systems, providing valuable flight analytics and support the development of drone flights performed in BVLOS. Currently, we are researching the requirements and framework that will enable multiple BVLOS drone operations at low altitudes in airspace where FAA air traffic services are not provided. We are also working to demonstrate the feasibility of using small radio or communication links on drone airframes.

Avionics

The Avionics segment develops, manufactures, and sells avionics for military and general aviation aircraft, drones, and eVTOLs. Our advanced avionics products include flight displays, Connected Panels, and GPS/GNSS sensors, all of which have been installed on legacy military aircraft and general aviation platforms. With technology constantly advancing and general aviation fleets aging, we believe there is considerable potential for military and general aviation aircraft to be upgraded with our solutions. Key market tailwinds include technological advancements, robust general aviation delivery numbers, and an aging general aviation fleet.

Our Aspen Avionics brand provides avionics solutions to the general aviation aftermarket, including Connected Panels and OEM displays and integrations for select partners. Our Aspen Avionics brand is well-known in the avionics market, given its extensive presence on older military, general aviation, and rotary wing platforms. In addition, our Aspen Avionics brand possesses over 20 years of experience and strong, long-term customer acceptance of its value proposition. We also supply parts to OEMs, including displays to Robinson Helicopters, our Connected Panels to Pilatus and Honeywell, and are developing solutions for our Jaunt eVTOL platforms and other eVTOL operators like Joby Aviation.

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Our product assortment is built on our Connected Panels, Evolution Flight Display System, and NexNAV offerings depicted below:

Brand	Description	Applications
CONNECTED PANEL™	• Smart bridge between installed avionics systems and applications – Applications from General Aviation to Air Transport Category aircraft – Versatility of data modes available including Wi-Fi, cellular and satellite – Strong portfolio of patents – Ability to receive data from almost any panel-mounted GPS navigator – OEM relationships with Pilatus and Honeywell/UPS	**General** **Cargo** Passenger Military
EVOLUTION FLIGHT DISPLAY SYSTEM	• Glass panel primary flight displays and multi-function displays – Integrated Display System – Worldwide install base of 14,000 aircraft – Over 600 aftermarket dealers worldwide – Strong line-up of products including autopilot interfaces, interface boxes, synthetic vision and Angle of Attack (AOA) indicators – Multiple cross-selling opportunities across AIRO – FAA STCs allow installation on more than 600 different civil aircraft makes/models	**General** **Passenger** **Military** Cargo
NexNav	• GPS solutions for manned and unmanned aircraft applications – Exclusive global licensed technology acquired in 2015 Direct customers include BAE, FreeFlight, Genesys, IS&S and Trig – GNSS approved by FAA and other civil aviation authorities for aircraft use – Installed on manned and unmanned military aircraft	**General** **Military** Cargo Passenger

The Avionics segment uses a book and bill model, leveraging our strong relationships with more than 650 dealers worldwide. We primarily use contract manufacturers based in the United States for our advanced avionics product. Product-market fit has been robust with our flight display system, our Connected Panels, and NexNav, which have been well received by consumers.

Our solutions demonstrate strong points of parity with products manufactured by competitors Garmin Ltd., Dynon Avionics, Inc., and Avidyne Corporation along many core product functionality attributes such as Primary Flight (“PFD”) and Multi-functional Displays, PFD Backup, Vacuum Removal, Small Form Factor, and GPS / GNSS Integration. Our key point of differentiation is our products’ easy-use, low-cost installation, and unique upgradeability, with our avionics engineered ground-up to allow for value-added features to be added seamlessly throughout the ownership lifecycle.

We are developing new avionics systems with additional capabilities. These systems are being designed to improve detection and avoidance with obstacles that could enable manned and unmanned BVLOS operations and enhance connectivity and health monitoring between ground-based and flight-based systems. We are also developing sensor payloads for specific missions and researching the use of advanced light field and near-eye optics for display systems.

We are also developing larger screen displays which will allow us to serve as an OEM supplier for a variety of platforms. Additionally, these larger screen displays will also be used on our Jaunt cargo and passenger aircraft, which we expect will significantly reduce total eVTOL and Avionics production costs.

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Training

The Training segment provides military and commercial pilot training for the military and commercial sectors. We offer professional training and consulting services to the U.S. military, select NATO countries, and other U.S. allies under our CDI brand. These offerings include adversary air, close air support, ISR, aircraft leasing, pilot training, ground liaison services, JTAC training, as well as full joint theatre ISR and simulated ground strike training. We work closely with special military forces such as SEAL teams, the U.S. Naval Air Warfare Center, and USAF Air Combat Command. Our top security clearances and established relationships at the Pentagon provide us a differentiated ability to bid on mandates. We also offer commercial pilot training for individuals looking to satisfy their training requirements to earn their commercial pilot license and are actively expanding our non-military capabilities. Our leased aircraft platforms include the Cessna-310, Cessna-206, and L-39 Albatros with plans to also procure the Marchetti S-211, enabling us to provide a wide variety of training services.

Coastal Defense Incorporated. CDI provides a full suite of services including close air support, intelligence surveillance and reconnaissance and simulated ground strike training. We are highly experienced in special forces and possess top secret clearance for our facility, which enables us to bid on contracts with special clearance requirements. CDI is an approved participant under certain multiple award IDIQ contracts issued by the U.S. military. Approved IDIQ contract participants such as CDI bid on task orders as they are issued by the U.S. military pursuant to such IDIQ contracts. The U.S. military chooses winning bids based on such factors as cost, certainty of fulfilling the requirements of a specific task order, safety records, and other factors.

CDI is a current participant under two such IDIQ contracts. The first is for Combat Air Force CAS services, which was awarded in 2019 and expected to be completed in 2024, with a combined not-to-exceed aggregate award of $5.7 billion across all task orders and participants. The Combat Air Force CAS contract is still active and is expected to continue through 2029. We plan to compete for task orders under this contract that we qualify for based on our fleet of aircraft. The second contract is for terminal air attack controller trainer services (“TAACTS”). The TAACTS contract will be active through 2028, with a combined not-to-exceed aggregate award of $249 million across all task orders and participants. We plan to compete for task orders under this contract as they are released. In addition to the Contracts, CDI also bids quarterly on individual contracts and purchase orders to provide ISR support services, including a current contract award through December 2024.

Our staff includes a large network of Air Force, Navy, and Marine Corps pilots. CDI is a mandated participant in a $5.7 billion IDIQ contract from 2024 through 2029 as one of seven companies approved by U.S. Air Force Air Combat Command to bid for contract military training contracts. Key market tailwinds include a persistent military pilot shortage and the DoD outsourcing pilot training to the private sector.

Commercial Flight School. In November 2023, we signed non-binding letters of intent to acquire two businesses for the Training segment, including a flight training school. Over time, we plan to expand into other airports by leveraging the flight school’s FAA certification and grow our base of flight instructors, while competing with other commercial pilot training centers in the United States. There can be no assurance that we will acquire the flight school on the terms described herein or at all.

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Electric Air Mobility

The Electric Air Mobility segment is developing a rotorcraft eVTOL for cargo and passenger applications through our Jaunt brand. Use cases including fixed route flights, on-demand trips, and cargo operations. Our R&D efforts are focused on developing the cargo eVTOL platform, targeting the attractive middle mile delivery cargo market. We plan to certify our platforms through existing CAR 529 Rotorcraft standards, with our eVTOL platform including the best attributes of both rotary and fixed wing aircraft. This certification process does not require us to modify existing rules to get certified, which we believe is a distinct advantage versus our competitors who are certifying under FAA Part 21.17(B) rules. Our patented compound rotorcraft technology is a core point of technological differentiation that will underpin our cargo eVTOL’s commercial capability and it has over 300 piloted flight hours on multiple Jaunt demonstrator aircraft. We believe the range and payload capabilities driven by this technology uniquely positions us to provide a compelling commercial solution for the eVTOL cargo market. Once developed and certified, our cargo eVTOL will serve as the foundation of our commercialization efforts, with passenger applications as a longer-term secondary initiative.

Our R&D efforts are focused on designing efficient energy management systems, flight control computers, and fly-by-wire systems capable of delivering cargo and passengers. Additionally, we are collaborating with other technology companies to provide high-fidelity virtual-reality flight simulators to eventually support eVTOL aircraft testing and pilot training. We are also researching robotic automation technologies for thermoplastic airframe manufacturing to accelerate the mass production of electric air mobility aircraft and reduce overall production costs. Key growth tailwinds include increasing demand for mid mile cargo, urban mobility access, and the inherent commercial efficiency advantages of electric platforms vis-à-vis traditional propulsion systems. Our four big target markets include cargo, passenger, emergency response, and the military, with cargo being our initial focus due to its readily addressable market potential.

We believe we are well-positioned to penetrate the eVTOL cargo market due to our certification approach and funding support. We anticipate that our certification strategy under CAR 529 Rules through the TCCA will significantly expedite the certification process. Once certified, our cargo aircraft will immediately be recognized by U.S. and European aviation authorities via FAA/EASA reciprocity, allowing us to bring our eVTOL aircraft to market in both the United States, Europe, and Canada concurrently. We have also received significant funding support from multiple sources, including the Canadian government, suppliers, and customer deposits. Additionally, we benefit from supplier cost sharing, whereby our suppliers have agreed to defer the costs of non-recurring engineering expenses until commercialization, which reduces our initial funding requirements prior to commercialization. As a result, we believe we have access to funding to cover most of our aircraft development.

We started developing our cargo eVTOL platform in 2024 and expect to enter the preliminary design review phase in 2025. Following completion of preliminary design review, we expect to enter the critical design review phase as early as 2027 and then plan to obtain cargo UAS certification as early as 2028. Once we receive cargo UAS certification, we expect to begin production of our cargo eVTOL. In parallel, we are planning to develop our passenger eVTOL platform but expect the timeline from program launch through production to take longer. This is due to both our initial focus on launching our cargo eVTOL platform and the generally more stringent development requirements for a passenger version. We expect our initial product will be a downscaled cargo-only eVTOL, to be followed by a fullscale multi-role cargo and passenger eVTOL.

We have approximately 300 aircraft in our backlog to date, all of which are for our dual-use model that is configurable for both cargo and passenger transportation. Configuration change can be accomplished in less than 15 minutes, which gives operators flexibility to perform either mission from any base of operation.

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Customers

Our customer relationships underpin the strength and growth potential of our business. We service a wide variety of end markets, with a diverse mix of customers ranging from blue-chip OEMs to NATO. Our track record of success, innovative products, tight customer relationships, and excellent service have driven strong customer retention.

Drones. We sell our drones to military and defense entities worldwide, including NATO member countries such as the Netherlands, Denmark, and Germany, which procure the drones through their sovereign funds at the country level, and then donate the majority of the drones to Ukraine. European demand is robust, as NATO countries continue to procure RQ-35s for their own use with the majority of drones subsequently donated to Ukraine for in-field use. We believe that drones can be a key component of NATO countries’ defense spending plans to meet their 2% GDP contribution target and that we have a unique opportunity for our products to take a share of these countries’ defense spending, particularly with our mUAS. Expansion of the RQ-35 into the U.S. market is in process, and we believe we will obtain certification as we have already demonstrated the RQ-35’s capabilities to U.S. forces overseas in Europe. We plan to use the funds from this offering to begin manufacturing in the United States to certify for sales to the DoD. In the future, we aim to serve the commercial end markets through our drone services and AIRO Link offerings, targeting Fortune 500 companies.

Avionics. We sell our avionics solutions through our network of more than 650 dealers to sell products to owner-operators of general aviation aircraft and directly as an OEM solution to Robinson Helicopters, Pilatus, and Honeywell. In addition, the Drones and Electric Air Mobility segments use our avionics and electronics components on their platforms.

Training. We have contracts with the U.S. government to provide military training and simulation services.

Electric Air Mobility. We intend to sell directly to middle mile cargo logistics providers and UAM operators.

Corporate History

We were formed on August 30, 2021 for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry. During the year ended December 31, 2022, we completed our “Put-Together Transaction” to acquire six companies which are now organized into our four reportable segments: (i) Drones, through our subsidiaries, AIRO Drone and Sky-Watch; (ii) Avionics, through our subsidiary, Aspen Avionics; (iii) Training, through our subsidiaries, Agile Defense and CDI; and (iv) Electric Air Mobility, through our subsidiary, Jaunt.

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Competition

We operate in highly competitive markets that are sensitive to technological advances. In each of our market segments, some of our competitors are larger and can maintain higher levels of expenditures for R&D. In each of our markets, we concentrate on the opportunities that we believe suit our resources, overall technological capabilities, and objectives. Principal competitive factors in these markets are product quality and reliability; technological capabilities, including reliable, resilient, and innovative cyber capabilities; service; past performance; ability to develop and implement complex, integrated solutions; ability to meet delivery schedules; the effectiveness of third-party sales channels in international markets; and cost-effectiveness. We frequently “partner” or are involved in subcontracting and teaming relationships with companies that are, from time to time, competitors on other programs.

Avionics. We have several competitors in the avionics market. Those major competitors include companies such as Honeywell International Inc. (HON), Avidyne Corporation, Collins Aerospace, Dynon Avionics, Inc., uAvionix Corporation, L3Harris Technologies, Inc., and Garmin Ltd. (“Garmin”). In the display and integrated avionics segment, the primary competitor is Garmin, which has the largest market share in the aftermarket segment. Garmin, Honeywell, and Collins Aerospace are the leaders in the OEM segment. As the eVTOL market emerges, we expect new market competitors as well as the existing competitors in the avionics segment. Our primary competitors in the Connected Panel market include Honeywell, Garmin, and Teledyne. In the GPS market space, the NexNav system has few direct competitors. NexNav products include licensing, Circuit Card Assemblies (“CCA”), and Line Replaceable Units or boxes (“LRU”). Competitors include Honeywell’s wholly owned division, Bendix/King, CMC Electronics Inc./Esterline Technologies Corp., FreeFlight Systems Inc. (“FreeFlight”) Trig Avionics Ltd. (“Trig Avionics”), and uAvionix Corporation. FreeFlight and Trig Avionics also license our design. Other manufacturers of GPS components such as Garmin, Honeywell, and Collins Aerospace do not sell standalone GPS devices in our markets and typically provide that functionality embedded in an integrated product.

Training. Our Training segment is part of an industry that is highly concentrated with several well capitalized competitors including, without limitation, Draken International, Inc. (“Draken”), Top Aces Inc. (“Top Aces”), Airborne Tactical Advantage Company, LLC (“ATAC”), and Tactical Air Defense Services Inc. (“TacAir”). Draken has a large inventory of domestic and foreign-built aircraft including A4 Skyhawk, L-159G Alca, Aermacchi MB 339, MiG 21, L-39 Albatros, F1 Mirage, and Atlas Cheetah. A current contractor with the U.S. Air Force (“USAF”) and the U.S. Navy (“Navy”), Top Aces, is a Canadian-based company with an inventory of domestic and foreign-built aircraft, including A4 Skyhawk and Dornier Alpha Jet, and is set to acquire F-16 Falcons through its acquisition of Advanced Training Systems International in Mesa, Arizona. ATAC is a current contractor with the USAF and Navy, and has a large inventory of foreign-built fighter jets, including F21 Kfir, MK-58 Hawker, L-39 Albatros, and F1 Mirage, of which the newest aircraft was operational in 1968. TacAir has a medium inventory of domestic built F-5 Freedom Fighters and also operates customer-owned domestic and foreign-built aircraft, including F-16 Falcon and SU-27. We also compete with simulation training.

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Drones. We anticipate the defense market for sUAS continues to evolve in response to changing technologies, shifting customer needs and expectations, and the potential introduction of new products. We believe that a number of established domestic and international defense contractors have developed or are developing sUAS that continue to compete, or will compete, directly with our products. Some of these contractors have significantly greater financial and other resources than we possess. Our current principal sUAS competitors include Elbit Systems Ltd., Teledyne Technologies, Inc., L3 Technologies, Inc., and Lockheed Martin Corporation. The U.S. defense market for mUAS has been addressed primarily by Boeing’s ScanEagle and Textron Inc.’s Shadow UAS. Our current principal mUAS competitors include those competing with us for the U.S. Army’s Future Tactical UAS Program: Martin UAV, LLC and Northrop Grumman Corporation’s V-Bat, Textron Inc.’s Aerosonde, and L3Harris Technologies, Inc.’s FVR-90. International mUAS competitors include Elbit Systems Ltd. and Israel Aircraft Industries International, Inc. We do not view large UAS, such as Northrop Grumman Corporation’s Global Hawk or General Atomics, Inc.’s Predator and its derivatives, as direct competitors to the sUAS because they perform different missions, do not typically deliver their information directly to front-line ground forces, and are not hand launched and controlled. However, we cannot be certain that these platforms will not become direct competitors in the future. Potential competition from consumer-focused drone manufacturers is emerging as their capabilities increase and their prices remain low relative to existing defense solutions, which is resulting in some level of military consideration even if such drones do not meet traditional military performance or security specifications. Such potential competitors include Skydio Inc. and Shield AI, Inc.

The market for commercial UAS products and services is in an early stage of development, but is evolving rapidly, generating a great deal of interest as government regulations evolve to accommodate commercial UAS operations in the NAS and in the airspace systems of other countries. Given the breadth of applications and the diversity of industries that could benefit from UAS technology, a growing number of potential competitors in this market include consumer drone manufacturers such as Da Jiang Innovations (although regulation is trending toward further restrictions against Chinese made drones, Da Jiang Innovations remains a global industry leader and continues to serve markets on which we are focused), who seek to enhance their systems’ capabilities over time; other sUAS manufacturers, including large aerospace companies such as Lockheed Martin Corporation, and drone and aerial surveying and mapping service providers such as PrecisionHawk, Inc., Sentera LLC, and SlantRange, Inc.; ground-based surveying and mapping service providers; satellite imagery providers; and specialty system manufacturers, software as a service and other service providers aiming to address specific market segments. The emerging non-military market is attracting numerous additional competitors and significant venture capital funding given perceived lower barriers to entry and a much more fragmented marketplace as compared to the military market. Potential additional competitors include start-up companies providing low-cost solutions.

Electric Air Mobility. Unlike our competitors, we anticipate utilizing existing certification rules for our aircraft configuration, which we believe will give us a clearer path to commercial service. The Jaunt Journey air taxi is certifying at the highest level of commercial transport, allowing it to fly under existing rotorcraft rules and to utilize existing aviation infrastructure.

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Our main sources of competition in the Electric Air Mobility segment fall into three categories:

●	companies, including other eVTOL manufacturers and UAM service providers, that have entered, or plan to enter, the commercial electric vehicle market, such as publicly traded competitors Archer Aviation Inc., Eve UAM, LLC (an Embraer S.A. company), Joby Aviation, Inc., Lilium N.V., and Vertical Aerospace Ltd.;

●	incumbent aircraft charter services that have served a similar market for years with hydro-carbon-based combustion engines; and

●	ground vehicle transportation, including personal vehicles and asset-light businesses, such as Uber Technologies, Inc. and Lyft, Inc., with whom we expect some amount of competitive overlap despite our belief that the traditional ground vehicle will be largely complementary to our electric air mobility offerings.

We believe the principal competitive factors in this market include, but are not limited to:

●	certification approach and timeline;

●	cost;

●	customer experience;

●	integrated business model;

●	manufacturing efficiency;

●	product quality, reliability, and safety;

●	product performance;

●	service capabilities;

●	supplier partnerships and cost sharing; and

●	technological innovation.

Because of our focus on eVTOL aircraft design for safety and commercialization, we believe that we are able to compete favorably across these factors.

Research and Development

We benefit from the intellectual experience and capacity of visionary leadership and a robust R&D culture linked directly to our operating business model. We leverage this to continue our thought and innovation leadership among industries, government, military, academic, aviation, and other market segments.

Business survival and evolution of best systems demand comprehensive self-assessment and disruption analysis to be a true leader in the industry. Accordingly, we characterize our company and our people as an “innovation and invention machine.”

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To this end, we promote company-wide experimentation, partnering and client/customer collaboration to assimilate and harness the best ideas. We plan to induce R&D through big data collection, an internal architecture for participation and an enablement process to absorb external innovation resources extensively and assimilate them into our indigenous business. Our R&D process is matrixed internally with operating segments and engineering efforts. It involves management and oversight from idea conception to prototyping, to commercialization and sales; then cycles to improve products and services continuously.

Additionally, we partner with appropriate industry leaders, scientific and technology communities, academia, government entities and others to foster simultaneous research, design, development, and maintenance of both new and existing products.

Our R&D focuses in five areas that correspond to government and industry needs: (1) Advanced Avionics and Sensors, Displays and Integrations; (2) Electric Air Mobility System; (3) UAS and sUAS Critical Systems; (4) Drone Command, Control, and Communication Systems; and (5) U.S. and Global Standards.

Advanced Avionics and Sensors, Displays and Integration. We design and engineer advanced systems that include, but are not limited to:

●	Cockpit display system functions for primary flight and multi-functional devices installed in general aviation cockpits;

●	connectivity and health monitoring between ground-based and flight-based systems; and

●	sensor payloads for specific missions.

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Electric Air Mobility Systems. We design and engineer safe, efficient, low-carbon, reliable and functional platforms and systems for passengers through stringent flight testing and evaluation. This includes, but is not limited to the research, development or analysis of:

●	efficient energy management system, flight control computers, and fly-by-wire systems with industry partners to enable the development of our all-electric aircraft; and

●	robotic automation technologies for thermoplastic airframe manufacturing to accelerate the mass production of electric air mobility aircraft and reduce production costs.

UAS and sUAS Critical Systems. We design and engineer safe, efficient, low-carbon-emission, reliable and functional platforms and systems for multi-mission roles through stringent flight testing and evaluation. This includes, but is not limited to the research, development or analysis of:

●	sense and avoid systems and standards necessary to comply with the Code of Federal Regulations that apply to operating and flight rules (14 C.F.R. pt. 91);

●	de-risking operations by AI-enhanced on-board autonomy and decision-making for collision avoidance, mapping and path-planning, particularly in confined and largely inaccessible areas;

●	enabling the scale of UAS missions and services by minimizing UAS training lead-time via on-board AI/algorithm modification and hardware modularity to enhance flight safety and performance across broader applications;

●	disposable and recyclable drones; and

●	partner to design leading-edge vertiports and operations.

Drone Command, Control and Communications Systems. We develop a global Command, Control and Communications network for safe, efficient and seamless air platform interoperability termed, “AIRO-NET;” through which we will:

●	explore operation, data exchange requirements and the supporting framework to enable multiple BVLOS drone operations at low altitudes (under 400 feet above ground level) in airspace where FAA air traffic services are not provided;

●	demonstrate and prove the feasibility of using a small radio or communications link in sUAS, UAS, and UAM airframes, while evaluating the operating compatibility with existing avionics equipment;

●	develop secure Command and Control links with interference mitigation among satellite, drone-to-drone, and drone-to-controllers;

●	design command centers for BVLOS Drone and Advanced Air Mobility missions and services; and

●	absorb, assimilate and develop best services, roles and responsibilities, information architecture, data exchange protocols, software functions, infrastructure, and performance requirements systems for a drone “traffic management” ecosystem for uncontrolled operations complementary to FAA’s Air Traffic Management system.

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U.S. and Global Standards. Our goal is to be a leader of standard setting in the new aerosphere, such that it will support the development of regulations, policies, procedures, guidance, and standards for manned and unmanned aircraft operations, including but not limited to function allocation, control station requirements, pilot training and certification requirements. To accomplish that goal, we:

●	provide information from flight tests, modeling and simulation, technology evaluations, risk assessments, and data gathering and analysis to provide the FAA and other global authorities with critical information in areas such as Detect and Avoid, UAS communications, Human Factors, System Safety, and Certification;

●	support the FAA and industry with ongoing participation with the General Aviation Manufacturers Association and the American Society for Testing and Materials in the development of standards for UAS and electric aircraft systems; and

●	address human factors, maintenance and safety concerns that are unique to manned and unmanned aircraft.

Intellectual Property and Brand Protection

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual-property rights (e.g., patents, trademarks, copyrights, and trade secrets including know-how and expertise) and contracts (e.g., license agreements, confidentiality and non-disclosure agreements with third parties, and employee and contractor disclosure and invention assignment agreements).

We own or have exclusive rights to patents, trademarks, copyrights, trade secrets, and/or other intellectual property rights in the United States and abroad that support us and the respective brands, products and services of each of our four segments. We have 34 issued patents worldwide (of which 27 are U.S. patents and 7 of which are British, French, German, and Italian validations of European patents). Without accounting for any potential patent term adjustments or extensions or other forms of exclusivity with respect to our U.S. issued patents, 4 expire before 2026, 13 expire between the beginning of 2026 and the end of 2030, and 10 expire between the beginning of 2031 and the end of 2039. The European patents are expected to expire between the beginning of 2027 and the end of 2032.

Of the above referenced patents and applications, approximately 20 of the issued U.S. patents are related to electronic flight display technologies. Approximately 7 of the issued U.S. patents are related to vertical take-off and landing aircraft technologies. We also have 5 U.S. trademark registrations and 1 pending U.S. trademark applications. Our various portfolio companies regularly file for patent and trademark protection, and we have also acquired intellectual property by way of corporate acquisition.

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We believe that our differentiated and balanced portfolio of intellectual property rights in the aerospace, defense and drone technologies spaces, our diversified product portfolio, ranging from established and mature product offerings to innovative drone and eVTOL solutions, and the brand reputation of our companies, provide us with a competitive advantage.

In the future, we intend to continue to seek intellectual property protection for our new products, technologies and designs, and exercise our rights to exclusively use these valuable assets.

Employees and Human Capital Management

As of September 30, 2024, we had 151 full-time employees across our platform, including 99 in the Drones segment, 34 in the Avionics segment, nine in the Training segment, and nine in the Electric Air Mobility segment. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating existing and new employees, advisors and consultants. We anticipate additional hiring activity across our four segments as we continue to scale our operations.

Fifty-one employees based in Denmark in the Drones segment are covered by a collective bargaining agreement with the Danish Industry union. Apart from such employees, no other employees are currently covered by collective bargaining agreements or represented by labor unions.

We anticipate increased hiring activity as we continue to scale operations. In particular, our Electric Air Mobility segment anticipates substantial hiring activity, although it will also augment staffing using third-party service providers. We intend to hire operational management and engineering staff for R&D.

Government Regulation

We are subject to various local, state, federal and international laws and regulations relating to the development, manufacturing, sale and distribution of our products, systems and services, and it is our policy to comply with the applicable laws in each jurisdiction in which we conduct business. Regulations include but are not limited to those related to import and export controls, corruption, bribery, environment, government procurement, wireless communications, competition, product safety, workplace health and safety, employment, labor and data privacy.

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Drones

Because it contracts with the DoD and other agencies of the U.S. government—and, for certain of those contracts, requires access to classified information—our Drones segment is subject to extensive federal statutes and regulations, including the FAR, the DFARS, the Truthful Cost and Pricing statute, the Foreign Corrupt Practices Act, the False Claims Act, and the regulations implementing the National Industrial Security Program Operating Manual (“NISPOM”). The NISPOM regulations establish the security requirements applicable to classified contracts and programs, facility security clearances, and personnel security clearances. The federal government audits and reviews contractors’ performance on contracts, pricing practices, cost accounting systems and practices, and compliance with applicable laws, regulations and standards. Like most government contractors, the Drones segment’s contracts are audited and reviewed regularly by federal agencies, including the Defense Contract Management Agency and the Defense Contract Audit Agency.

Certain of these statutes and regulations impose substantial penalties for violations, including significant financial liability and suspension or debarment from government contracting or subcontracting for a period of time. Our management monitors its government business to reduce the risk of such violations occurring.

In addition, the Drones segment is subject to industry-specific regulations due to the nature of the products and services it provides. For example, certain aspects of its business are subject to further regulation by additional U.S. government authorities, including: (i) the FAA, which regulates airspace for all air vehicles in the NAS; (ii) the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate the wireless communications upon which its UAS depend in the U.S.; (iii) the Directorate of Defense Trade Controls of the U.S. Department of State, which administers the International Traffic in Arms Regulations that regulate the export of controlled technical data, defense articles and defense services and (iv) the Bureau of Industry and Security of the U.S. Department of Commerce, which regulates matters relating to U.S. national security and technology.

On June 21, 2016, the FAA released its final rules that allow routine use of certain sUAS in the NAS. The FAA rules, which went into effect in August 2016, provide safety rules for sUAS (under 55 pounds) conducting non-recreational operations. The rules limit flights to visual-line-of-sight daylight operation, unless the UAS has anti-collision lights in which case twilight operation is permitted. The final rule also addresses height and speed restrictions, operator certification, optional use of a visual observer, aircraft registration and marking and operational limits, including prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. Current FAA regulations require drone operators to register their systems with the FAA and secure operating licenses for their drones as per the Part 107 specifications. These regulations continue to evolve to accommodate the integration of UAS into the NAS for commercial applications, including High-Altitude Pseudo-Satellite UAS.

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In December 2019, the FAA proposed rules requiring the remote identification of UAS. Remote identification, which provides for a UAS in flight to provide identification that can be received by other parties, is designed to enhance safety and security by allowing the FAA and other agencies to identify a UAS that appears to be flying unsafely or in an area in which flight is not permitted. The public comment period for the proposed rules expired on March 2, 2020. On April 21, 2021, the final rule for remote identification of UAS went into effect. On the same day, the final rule for operation of sUAS over people also went into effect. This rule permits routine operations of sUAS over people, moving vehicles, and at night under certain conditions. The final rule also makes changes to the recurrent testing framework and expands the list of persons who may request the presentation of a remote pilot certificate. Additionally, in February 2020, the FAA issued a public request for comment on its proposed policy for the creation of a new type certification of certain UAS as a special class of aircraft under FAA regulations. Currently the Part 107 Rules allow for the operation of sUAS without the need for FAA airworthiness certification as long as the UAS meets certain specified criteria and certain flight rules are followed; larger UAS and operations of sUAS outside the scope of the Part 107 Rules require a waiver from the FAA. The FAA’s proposed policy proposes a new special class of UAS for which airworthiness certification can be obtained, however, the proposed policy only applies to the procedures for the type certification of the new class of UAS, not the criteria that will be needed for the UAS or the flight operations to be followed to operate. Further rulemaking by the FAA is anticipated regarding the particular criteria for the airworthiness certification standards under the new special class proposed by the new policy. The comment period for the FAA’s proposed policy expired on March 4, 2020.

While it is currently anticipated that the enactment of remote identification, operation of sUAS over people, and a new airworthiness certification process for a newly created special class of UAS will help formalize the process for manufacturing and obtaining airworthiness certification for UAS within the newly created class and accelerate the development of commercial UAS in the U.S., it is uncertain whether the FAA’s actions, if any, will have such effects. Additionally, it is unclear when, if ever, the FAA will implement final rules regarding remote UAS identification and whether they will differ from the proposed rules. It is also unclear when, if at all, the FAA will create a new class of UAS and what the final rules regarding the certification of such UAS will look like. We cannot be certain as to how its business will be affected by the FAA’s proposals until the final rules for such matters are issued by the FAA.

Furthermore, our non-U.S. operations are subject to the laws and regulations of foreign jurisdictions, which may include regulations that are more stringent than those imposed by the U.S. government on our U.S. operations.

The defense and security mUAS segment, most often represented by government clients, has, in our opinion, the best possibility to utilize mUAS systems, as both armed forces and security agencies often times have access to restricted airspace in which to train, build capabilities, and operate. Nevertheless, the extent to which the mUAS market—defense, security and civilian professional—can be accessed, expanded, and commercially exploited is tied to clients’ ability to fly in non-restricted airspace and, moreover, the ability to fly BVLOS. National and international regulation, such as the Unmanned Aircraft System Traffic Management initiative implemented by the FAA and NASA in the U.S. or the “U-Space” initiative implemented by the EASA to address UAS traffic management in the EU, is still underway, as is standardization of operator certification and platform (airworthiness) certification. Until these standards, certifications, and traffic management are effectively clarified and ratified systematically and internationally, certain clients of the targeted customer segment may be hesitant, or even prevented, in acquiring and utilizing our mUAS solutions. Accordingly, the nature of and the speed with these regulations are completed and implemented pose a risk for both our financial performance and condition, timing of growth and (short-term) growth potential.

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Government Contracting Process

Our Drones segment sells the significant majority of its small and medium UAS and traffic management system products and services as the prime contractor under contracts with the U.S. government. Certain important aspects of its government contracts are described below.

Proposal Process

Most of the Drones segment’s current government contracts were awarded through a competitive proposal process. The U.S. government awards competitive contracts based on solicitations that describe the procuring agency’s needs and establish proposal evaluation and source selection criteria. Each interested supplier prepares a proposal in response to the agency’s solicitation. Proposals usually must be prepared in a short time period in response to a deadline identified in the solicitation, and the proposal effort requires extensive involvement of numerous technical and administrative personnel. Following award announcements, unsuccessful offerors may challenge the agency’s award decision in a proceeding known as a “bid protest.”

Funding

The funding of U.S. government programs is subject to congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

The U.S. military funds its contracts for full-rate production UAS either through operational need statements or as programs of record. Operational need statements require allocations of discretionary spending or reallocations of funding from other government programs. We define a program of record as a program that, after undergoing extensive DoD review and product testing, is included in the five-year government budget cycle, meaning that funding is allocated for purchases under these contracts during the five-year cycle, absent affirmative action by the customer or Congress to change the budgeted amount. Despite being included in the five-year budget cycle, funding for these programs is subject to annual approval.

Material Government Contract Clauses

All contracts with the U.S. government contain clauses, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

●	terminate existing contracts for convenience, in whole or in part, when it is in the interest of the government to do so;

●	terminate contracts for default upon the occurrence of certain enumerated events;

●	unilaterally modify contracts with regard to certain performance requirements;

●	terminate contracts (including multi-year contracts) and related orders if funds for contract performance become unavailable;

●	obtain rights in, or potentially ownership of, intellectual property developed or delivered by a contractor as a result of its performance of the contract;

●	adjust contract costs and fees on the basis of audits completed by its agencies;

●	suspend or debar a contractor from doing business with the U.S. government; and

●	control or prohibit the export of certain items.

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Generally, government contracts are subject to oversight audits by government representatives. Compensation, if any, in the event of a termination for default is limited to payment for work completed at the time of termination. In the event of a termination for convenience, the contractor may receive the contract price for completed work, as well as its costs of performance of terminated work including an allowance for profit and reasonable termination settlement costs.

NATO Foreign Drone Contracting Process

While similar to U.S. government processing, the NATO acquisition process for defense products and services differs in a few key ways, as discussed below. NATO coordinates capability development and engagement with the defense industry through the Conference of National Armaments Directors (“CNAD”), the principal committee that brings together the top national officials responsible for defense procurement in NATO member and partner countries. The CNAD is the senior NATO committee responsible for promoting cooperation between countries in the armaments field. The CNAD implements decisions taken by member countries as part of the NATO Defense Planning Process (“NDPP”). Through the NDPP, NATO identifies the capabilities that it requires and promotes their development and acquisition by member countries. It facilitates the timely identification, development and delivery of the necessary range of forces that are interoperable and adequately prepared, equipped, trained and supported, as well as the associated military and non-military capabilities, to undertake NATO’s full spectrum of missions.

The Defense Industrial Production Board (“DIPB”), created as a result of the Defense Production Action Plan in 2023, brings together experts from NATO member countries on defense industrial planning and procurement, to share best practices on defense planning and other relevant issues such as procurement and supply chains. The DIPB meets regularly and reports to the CNAD. The DIPB addresses challenges related to defense industrial capacity, integration of industry into defense planning, as well as broader obstacles related to enhancing defense industrial cooperation. The DIPB also serves as a forum for identifying measures to step up defense production and increase national capabilities for deterrence and defense, replenish depleted stockpiles and operationalize NATO’s support for Ukraine.

The NATO Industrial Advisory Group is a high-level consultative body comprised of senior industrialists from NATO member countries and partner countries. It advises the CNAD on how to foster government-to-industry and industry-to-industry armaments co-operation within NATO. Furthermore, it provides advice to the CNAD on how to foster government-to-industry and industry-to-industry armaments co-operation within NATO.

The NATO Support and Procurement Agency (“NSPA”) also plays a role in NATO’s logistics and procurement activities. It acquires, operates and maintains a wide range of capabilities that support NATO, its member countries, partners and other international organizations. The NSPA brings together NATO’s logistics support and procurement activities, providing effective and cost-efficient multinational support solutions. The NSPA is a sponsoring country customer-funded agency, operating on a “no profit - no loss” basis.

Government Contract Categories

There are three primary types of government contracts in the commercial drones industry, each of which involves a different payment methodology and level of risk related to the cost of performance. These basic types of contracts are typically referred to as fixed-price contracts, cost reimbursable contracts (including cost-plus-fixed fee, cost-plus-award fee, and cost-plus-incentive fee), and time-and-materials contracts.

In some cases, depending on the urgency of the project and the complexity of the contract negotiation, one of our Drones segment subsidiaries will enter into a Letter Contract prior to finalizing the terms of a definitive fixed-price, cost reimbursable or time-and-materials contract. A Letter Contract is a written preliminary contractual instrument that provides limited initial funding and authorizes the contractor to begin immediately performing while negotiating the definitive terms of the definitive contract.

Fixed-Price. These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, the contractor assumes the risk that it will not be able to perform at a cost below the fixed price, except for costs incurred because of contract changes ordered by the customer. Upon the U.S. government’s termination of a fixed-price contract, generally the contractor would be entitled to payment for items delivered to and accepted by the U.S. government and, if the termination is at the U.S. government’s convenience, for payment of fair compensation for work performed plus the costs of settling and paying claims by any terminated subcontractors, other settlement expenses and a reasonable allowance for profit on the costs incurred.

Cost Reimbursable. Cost reimbursable contracts include cost-plus-fixed fee contracts, cost-plus-award fee contracts and cost-plus-incentive fee contracts, each of which is described below. Under each type of cost reimbursable contract, the contractor may recover allowable and allocable costs incurred in performing the contract, but it assumes the risk that it may not be able to recover costs if they are not allowable or allocable under the contract terms or applicable regulations, or if the costs exceed the contract funding.

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●	A cost-plus-fixed fee contract is a cost reimbursable contract that provides for payment of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract type poses less risk of loss than a fixed-price contract, but a contractor’s ability to win future contracts from the procuring agency may be adversely affected if it fails to perform within the maximum cost set forth in the contract.

●	A cost-plus-award fee contract is a cost reimbursable contract that provides for a fee consisting of a base amount, which may be zero, fixed at inception of the contract and an award amount, based upon the government’s satisfaction with the performance under the contract. With this type of contract, the contractor assumes the risk that it may not receive the award fee, or only a portion of it, if it does not perform satisfactorily.

●	A cost-plus-incentive fee contract is a cost reimbursable contract that provides for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs.

Our Drones segment typically experiences lower profit margins and lower risk under cost reimbursable contracts than under fixed-price contracts. Upon the termination of a cost reimbursable contract, generally the contractor would be entitled to reimbursement of its allowable costs and, if the termination is at the U.S. government’s convenience, a total fee proportionate to the percentage of work completed under the contract.

Time-and-Materials. Under a time-and-materials contract, compensation is based on a fixed hourly rate established for specified labor or skill categories. Contractors are paid at the established hourly rates for the hours it expends performing the work specified in the contract. Labor costs, overhead, general and administrative costs and profit are included in the fixed hourly rate. Materials, subcontractors, travel and other direct costs are reimbursed at actual costs plus an amount for material handling. Contractors make critical pricing assumptions and decisions when developing and proposing time-and-materials labor rates, risking reduced profitability if actual costs exceed the costs incorporated into the fixed hourly labor rate. One variation of a standard time-and-materials contract is a time-and-materials, award fee contract. Under this type of contract, a positive or negative incentive can be earned based on achievement against specific performance metrics.

Electric Air Mobility

A transport category type certification is the highest level in safety provided by the Civil Aviation Authorities. Jaunt intends to certify under CAR 529, single pilot IFR (instrument flight rules) and comply with Category Enhanced of EASA SC-VTOL-01 by:

●	using System Safety Assessment processes (Aerospace Recommended Practice “ARP” 4761 with ARP 4754A) that are industry standard for commercial transport aircraft (Exposure Draft (ED) 79A);

●	designing flight critical systems to meet the requirements of a probability of catastrophic failure of less than 10-9 per flight hour (less than once every billion flight hours);

●	developing robust software design processes to meet Development Assurance Level A for functions that could exhibit catastrophic failures; and

●	meeting requirements for bird strike, fatigue and damage tolerance, lightning strike, fire protection, and designing and incorporating elements for crashworthiness right from conceptual stage.

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We believe that this approach puts the design of the Jaunt Journey air taxi in line with the commercial transport category aircraft and rotorcraft in terms of safety and robustness. We also believe it provides Jaunt with a clear, low risk path to certification by using existing eVTOL regulations, thereby removing any guesswork from the certification approach.

Government Regulations and Compliance

In the near-term, the efforts of the Electric Air Mobility segment will focus on obtaining FAA certification of its aircraft and engaging with key decision makers in the cities in the United States in which it anticipates its aircraft and UAM service will initially operate. Its aircraft will be required to comply with regulations governing aircraft design, production and airworthiness. In the United States, this primarily includes regulations put forth by the FAA and the Department of Transportation (“DOT”). Outside the United States, similar requirements are generally administered by the national civil aviation and transportation authorities of each country.

Producing the Aircraft

Production certification is the FAA’s approval for aircraft manufacturers to be able to manufacture aircraft under an FAA approved type design. To obtain production certification from the FAA, the manufacturer must demonstrate that its organization and its personnel, facilities, and quality system can produce the aircraft such that they conform to the approved design. Jaunt is working to develop the systems and processes it will need to obtain FAA production certification with the goal of obtaining such certification shortly following completion of the aircraft type certificate.

Operating the Aircraft

Airworthiness certification from the FAA signifies that an aircraft meets its approved type design and is in a condition for safe operation in the NAS. As is the industry standard, each of the aircraft manufactured by Jaunt will need to be issued an airworthiness certificate. We expect that the airworthiness certificates issued to Jaunt’s aircraft will be a Standard Airworthiness certificate in the Normal Category, as such terms are defined by the FAA.

Operating the UAM Service

The DOT and the FAA have regulatory authority over air transportation operations in the United States. To operate its UAM in air taxi service, Jaunt will be required to hold an FAA Air Carrier Certificate and operate under Part 135 of the FARs and register as an air taxi operator at the DOT. In addition, takeoff and landing locations (e.g., airports and heliports) typically require state and local approval for zoning and land use and their ongoing use are subject to regulations by local authorities. We expect that as Jaunt builds out its UAM service there will be additional local, state and federal laws, regulations and other requirements that will cover its operations. Therefore, Jaunt has already begun and will continue to grow its engagement and collaboration with the cities in which it intends to operate its service in an effort to ensure that it operates in a safe and sustainable manner.

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Regulatory Approvals Relating to Passenger-grade AAVs

Jaunt operates in a new and rapidly evolving industry, which is subject to extensive legal and regulatory requirements. While regulations governing this industry are evolving, currently in the jurisdictions where Jaunt plans to sell its products, the commercial use of its passenger-grade AAVs, if approved, and in some cases its non-passenger-grade AAVs, is subject to an uncertain or lengthy approval process. In order for customers to use Jaunt’s passenger-grade AAVs, Jaunt is working on obtaining, or working closely with customers to obtain, relevant approvals and permits in the jurisdictions where it sells and plans to sell its products. We are unable to estimate the average length of time required to obtain the applicable regulatory approvals due to the nascent nature of AAV-related regulations and the lack of relevant precedents. For example, we are not aware of any operator having been granted all required approvals for the commercial operations of passenger-grade AAVs in China or the United States. See the section titled “Risk Factors—Risks Relating to Our Business.” In the jurisdictions where Jaunt plans to sell its products, the commercial use of its passenger-grade AAVs, and in some cases of its non-passenger-grade AAVs, is subject to an uncertain or lengthy approval process. We cannot predict when regulations will change, and any new regulations may impose onerous requirements and restrictions with which Jaunt, its AAVs and its potential customers may be unable to comply. As a result, Jaunt may be limited in, or completely restricted from, growing its business in the foreseeable future.

Avionics

Aspen Avionics designs and manufactures equipment under worldwide aviation regulatory agency approvals. These include but are not limited to FAA, EASA, TCCA, and ENAC (Brazil) regulations. These govern the design test, certification, installation, and manufacturing of Aspen’s equipment.

The FAA regulates the manufacture, repair and operation of all aircraft and aircraft parts operated in the United States. Its regulations are designed to ensure that all aircraft and aviation equipment are continuously maintained in proper condition to ensure safe operation of the aircraft. Similar rules apply in other countries. All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for the various types of aircraft and equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance is required prior to installation of a part on an aircraft. Aircraft operators must maintain logs concerning the utilization and condition of aircraft engines, life-limited engine parts and airframes. In addition, the FAA requires that various maintenance routines be performed on aircraft engines, some engine parts, and airframes at regular intervals based on cycles or flight time. Engine maintenance must also be performed upon the occurrence of certain events, such as foreign object damage in an aircraft engine or the replacement of life-limited engine parts. Such maintenance usually requires that an aircraft engine be taken out of service. Aspen Avionics’ operations may in the future be subject to new and more stringent regulatory requirements. In that regard, Aspen Avionics closely monitors the FAA and industry trade groups in an attempt to understand how possible future regulations might impact it. Our businesses that sell defense products directly to the U.S. government or for use in systems delivered to the U.S. government can be subject to various laws and regulations that govern pricing and other factors.

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Import/Export Regulations. Aspen Avionics sells products and solutions to customers all over the world and is required to comply with U.S. Export Administration Regulations and U.S., EU and other economic and trade sanctions programs limiting or banning sales into certain countries. Countries outside of the United States have implemented similar controls and sanction regulations. Together these controls and regulations may impose licensing requirements on exports of certain technology and software from the United States and the EU and may impact Aspen Avionics’ ability to transact business in certain countries or with certain customers. Aspen Avionics has developed compliance programs and training to prevent violations of these programs and regulations, and regularly monitors changes in the law and regulations and create strategies to deal with changes. Changes in the law may restrict or further restrict Aspen’s ability to sell products and solutions.

Anti-Corruption Regulations. Because Aspen Avionics has significant international operations, it must comply with complex regulations, including U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other local laws prohibiting corrupt payments to governmental officials, and anticompetition regulations. Aspen Avionics has compliance policies, programs and training to prevent non-compliance with such anti-corruption regulations in the United States and outside the United States. Aspen Avionics monitors pending and proposed legislation and regulatory changes that may impact its business and develops strategies to address the changes and incorporate them into existing compliance programs.

Environmental Regulations. Aspen Avionics’ facilities and operations are subject to numerous domestic and international laws and regulations designed to protect the environment, particularly with regard to waste and emissions. The applicable environmental laws and regulations are common within the industries and markets in which Aspen Avionics operates and serves. Aspen Avionics believes that it has complied with these requirements and that such compliance has not had a material adverse effect on its financial condition, results of operations, cash flows or equity. Aspen Avionics has installed waste treatment facilities and pollution control equipment to satisfy legal requirements and to achieve its waste minimization and prevention goals.

Electronic products are subject to governmental environmental regulation in a number of jurisdictions, such as domestic and international requirements requiring end-of-life management and/or restricting materials in products delivered to customers, including the European Union’s Directive 2012/19/EU on Waste Electrical and Electronic Equipment and Directive 2011/65/EU on the Restriction of the use of certain Hazardous Substances in Electrical and Electronic Equipment, as amended. Other jurisdictions have adopted similar legislation. Such requirements typically are not applicable to most equipment produced by Aspen Avionics. Aspen Avionics believes that it has complied with such rules and regulations, where applicable, with respect to its existing products sold into such jurisdictions. Aspen Avionics intends to comply with such rules and regulations with respect to its future products.

Wireless Communications Regulations. Wireless communications, whether radio, satellite or telecommunications, are also subject to governmental regulation. Equipment produced in Aspen Avionics’ Communication Systems and Space and Airborne Systems segments, in particular, is subject to domestic and international requirements to avoid interference among users of radio and television frequencies and to permit interconnection of telecommunications equipment. Aspen Avionics is also required to comply with technical operating and licensing requirements that pertain to its wireless licenses and operations. Aspen Avionics believes that it has complied with such rules and regulations and licenses with respect to its existing products and services, and it intends to comply with such rules and regulations and licenses with respect to its future products and services. Governmental reallocation of the frequency spectrum could impact Aspen Avionics’ business, financial condition, and results of operations.

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Environmental Regulation

Operations in all of our segments are subject to extensive, and frequently changing, federal, state and local environmental laws and substantial related regulation by government agencies, including the Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the operation, handling, transportation and disposal of hazardous materials; protect the health and safety of workers; and require us to obtain and maintain licenses and permits in connection with our operations. This extensive regulatory framework imposes significant compliance burdens and risks on us. Notwithstanding these burdens, we believe that we are in material compliance with all federal, state and local environmental laws and regulations governing our operations. To date, there have been no material adverse effect to our consolidated financial statements nor competitive positions as a result of these environmental regulations.

Other Regulation

We are also subject to a variety of other regulations including work-related and community safety laws. The Occupational Safety and Health Act of 1970 mandates general requirements for safe workplaces for all employees and established the Occupational Safety and Health Administration (“OSHA”) in the Department of Labor. In particular, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. In addition, specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. Requirements under state law, in some circumstances, may mandate additional measures for facilities handling materials specified as extremely dangerous. We believe that our operations are in material compliance with OSHA’s health and safety requirements.

Legal Proceedings

A civil action was filed against Old AGI, Inc. in the Circuit Court of Cook County, State of Illinois in February 2022. The claimant alleges that an agreement for certain services entered into in March 2020 was breached and resulted in damages to claimant. This case was dismissed on July 5, 2022. However, the court allowed the claimant to amend its complaint. On August 5, 2022, the claimant filed its amended complaint, and we filed our response on October 12, 2022. The parties have engaged in discovery and mandatory arbitration. The arbitration resulted in an award in our favor, which was contested by the claimant. We have since filed a Motion for Summary Judgment, set for hearing in the fourth quarter of 2024. We intend to continue to vigorously defend against the complaint.

Civil actions were filed against CDI and individual guarantors in the Tioga County Court, State of Pennsylvania, in July 2023. The claimant, FCCB, alleges that payment under certain promissory notes is due, and the claimant is seeking recovery of the outstanding amounts. The claimant obtained judgments against all named defendants. We are in negotiations with the claimant and, in the meantime, has negotiated forbearance agreements to prevent the claimant from enforcing the judgments.

A civil action was filed against us, Old AGI, Inc., AIRO Group (Illinois), AIRO Drone, Agile Defense, Joseph Burns, Chirinjeev Kathuria and John Uczekaj in Chancery Court in Delaware in September 2023. The claimant, Robert Perrin, one of our stockholders, alleges that these entities failed to pay him for services allegedly rendered under an Employment Agreement with AIRO Group (Illinois), that the individual defendants have breached their fiduciary duties as members of our board of directors, and that defendants violated the Computer Fraud and Abuse Act. On November 17, 2023, we filed a motion to dismiss. In response, the claimant filed an Amended Complaint on February 22, 2024 in which he dropped AIRO Group (Illinois) as a defendant, dropped the breach of contract claim and added a wage claim under Delaware statute. On April 5, 2024, we filed a Partial Answer and Affirmative Defenses as well as a Partial Motion to Dismiss. In response, the claimant filed a Second Amended Complaint on May 16, 2024 in which he dropped the wage claim under Delaware statute and added a civil conspiracy claim against all defendants. We filed an Amended Answer on November 15, 2024 and intends to continue to vigorously defend against all claims asserted in the complaint.

Aside from the above matters, we are not a party to any material legal proceedings and are not aware of any pending or threatened claims. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Legal contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss or the measurement of a loss can be complex. To the extent applicable, we will accrue losses that are both probable and reasonably estimable. As of September 30, 2024 and December 31, 2023, there were no accruals related to litigation.

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MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our current executive officers and directors as of November 1, 2024:

NAME	AGE	POSITION
Executive Officers
Dr. Chirinjeev Kathuria	59	Executive Chairman, Co-Founder and Director
Captain Joseph D. Burns	63	Chief Executive Officer and Director
John Uczekaj	66	President, Chief Operating Officer and Director
Dr. Mariya Pylypiv	36	Chief Financial Officer

Non-Employee Directors

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Dr. Chirinjeev Kathuria has served our Executive Chairman since our inception in 2020. Dr. Kathuria is an Indian-American investor, businessperson, and philanthropist. He is co-founder and serves on the board of directors of UpHealth, Inc. (OTC: UPH), a digital health company founded in 2020. Dr. Kathuria also co-founded Ocean Biomedical, Inc. (Nasdaq: OCEA), a biopharmaceutical company, and serves as the executive chairman of its board of directors, a position he has held since its inception in 2019. In addition, Dr. Kathuria co-founded New Generation Power, an energy company, in February 2009 and American Teleradiology NightHawks, Inc., a telemedicine company, in March 2003. American Teleradiology NightHawks, Inc. merged with NightHawk Radiology Holdings, Inc. and the combined company went public on Nasdaq in October 2006. From March 1998 to March 2000, Dr. Kathuria served as a director of The X-Stream Networks Inc., an internet service provider, that was sold to Liberty Surf Group S.A. and subsequently went public on the Paris Stock Exchange. Dr. Kathuria has also been involved in space exploration and, in January 1999, became the founding director of MirCorp, the first commercial company to privately launch and fund manned space programs. Dr. Kathuria received a Bachelor of Science degree and Doctor of Medicine degree from Brown University and a Master of Business Administration degree from Stanford University.

We believe that Dr. Kathuria is qualified to serve on our board of directors because of his extensive knowledge of our business and public company experience.

Captain Joseph Burns Captain Joseph D. Burns has served as our Chief Executive Officer and as a member of our board of directors since our inception in 2020. Captain Burns is a 30-year veteran of the aviation, technology, and communications industries. Captain Burns was an executive at United Airlines from 1992 to 2020, most recently serving as the Managing Director of Technology and Flight Test at United Airlines responsible for over $250 million in annual NextGen programs. Captain Burns held several positions at United Airlines, including Managing Director – Flight Standards, FAA Certificate Director of Operations, Director Flight Standards, Chief Pilot FFDO Program, Manager Automation Systems, and Pilot Instructor. His engineering and management experience also includes CEO positions at Sensurion Aerospace, an avionics company, from 2014 to 2018 and ATN Systems, Inc., an optics company, from 2001 to 2014. Captain Burns currently serves on the National Space-Based Positioning, Navigation, and Timing Advisory Board and Emeritus for EMS Technologies. He is also a member of the NextGen Advisory Council Subcommittee and the Chairman Emeritus for the Airline Operations Committee and the Air Traffic Control Council of Airlines for America, formerly known as the Air Transport Association of America. Captain Burns received a Master of Business Administration in Management from the Miami University Farmer School of Business and a Bachelor of Science in Aeronautics/Aeronautical Engineering from Miami University.

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We believe that Captain Burns is qualified to serve on our board of directors because of his aerospace experience, including regulations governing the aerospace industry.

John Uczekaj has served as our President and Chief Operating Officer since July 2022. In addition to his position as our President and Chief Operating Officer, he has led Aspen Avionics as Chief Executive Officer since February 2007. Prior to joining Aspen Avionics, he was President and Chief Operating Officer of The NORDAM Group. He received the Aviation Industry Leader of the Year in 2012 from the Living Legends of Aviation and was inducted into the Living Legends of Aviation in 2013. He is a member of the Board of Directors of the General Aviation Manufacturers Association. Mr. Uczekaj has over 35 years of experience in the avionics industry, starting out as an engineer at The Boeing Company (NYSE: BA) and moving into key management positions at Sperry and Honeywell International Inc. (Nasdaq: HON). Mr. Uczekaj holds a B.S. in Electrical and Computer Engineering from Oregon State University and an M.B.A. from City University, Seattle, Washington.

We believe that Mr. Uczekaj is qualified to serve on our board of directors because of his extensive industry and management experience, his previous board memberships, and his officer-level corporate experience.

Dr. Mariya Pylypiv has served as our Chief Financial Officer since May 2024 and, prior to that, as our interim Chief Financial Officer from June 2023 to May 2024. She also serves as Director and President of Maven Execs, a CFO services firm she co-founded, since September 2022. In addition, she currently serves as a director for UpHealth, Inc. (OTC: UPH), a digital health company, where she previously held several executive positions, including Vice President of Finance from May 2022 to August 2022 and Chief Strategy Officer from June 2021 to May 2023. Prior to that, she served as Vice President of Investment Banking and Corporate Development at Sikich LLP, a professional services firm specializing in accounting, technology, investment banking and advisory services, from January 2021 to August 2021 and as an Investment Banking and Corporate Development Associate from March 2018 to December 2020. Her early career includes roles as Senior Research Analyst at Acrospire Investment Management LLC, from February 2016 to March 2018, and Quantitative Research Analyst at Rotella Capital Management from, July 2014 to January 2016. She holds a Bachelor of Business Economics in Accounting and Audit and a Master’s in Accounting and Audit from Vasyl Stefanyk Precarpathian National University, as well as B.A. and M.A. degrees in International Economics from Ternopil National Economic University. Additionally, she earned her Ph.D. in Consumer and Family Economics with a focus on Finance from Purdue University. She has also completed multiple certifications in financial accounting, ESG, corporate governance, and cybersecurity.

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Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of three members and will consist of           members immediately prior to the closing of this offering. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, we will divide our board of directors into three classes, as follows:

●	Class I, which will consist of and , whose terms will expire at our annual meeting of stockholders to be held in 2026;

●	Class II, which will consist of and , whose terms will expire at our annual meeting of stockholders to be held in 2027; and

●	Class III, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2028.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. Our amended and restated bylaws that will become effective immediately prior to the closing of this offering will provide that the authorized number of directors may be changed only by resolution of a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66-2/3% of our voting stock.

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Director Independence

Our board of directors has undertaken a review of the independence of our directors and considered whether any director has a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a member of our board. Based upon information requested from and provided by each director concerning such director’s background, employment, and affiliations, including family relationships, our board of directors has determined that         ,         ,         ,                  and                       , representing                      of our                      directors following this offering, are “independent directors” as defined under the Nasdaq Listing Rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.” Our board of directors has determined that Dr. Kathuria, Captain Burns and Mr. Uczekaj, by virtue of their roles as our executive officers, are not independent directors under the current rules and regulations of the SEC and the Nasdaq Listing Rules.

Board Leadership Structure

Our board of directors is currently chaired by Dr. Chirinjeev Kathuria who has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the Chairperson has substantial ability to shape the work of the board of directors. We believe that separation of the positions of Chairperson and Chief Executive Officer reinforces the independence of the board of directors in its oversight of our business and affairs. In addition, we intend to have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Role of the Board in Risk Oversight

The audit committee of our board of directors, which we will establish in connection with this offering, will be primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that our audit committee will receive reports from management periodically regarding our assessment of risks. In addition, our audit committee will report regularly to our board of directors, which also considers our risk profile. Our audit committee and our board of directors will focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by our audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Board Committees

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a written charter, to be effective immediately prior to the closing of this offering, that satisfies the applicable rules and regulations of the Sarbanes-Oxley Act, the SEC and Nasdaq Listing Rules.

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Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of                 ,                                        and                     . Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq and SEC independence requirements.                            serves as the chair of our audit committee. The functions of this committee include, among other things:

●	evaluating the performance, independence and qualifications of our independent registered public accounting firm and determining whether to retain our existing independent registered public accounting firm or engage a new independent registered public accounting firm;

●	reviewing and approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

●	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

●	prior to engagement of any independent registered public accounting firm, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent registered public accounting firm;

●	reviewing our annual and quarterly consolidated financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent registered public accounting firm and management;

●	reviewing, with our independent registered public accounting firm and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

●	reviewing with management and our independent registered public accounting firm any earnings announcements and other public announcements regarding material developments;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

●	preparing the report that the SEC requires in our annual proxy statement;

●	reviewing and providing oversight of any related-person transactions in accordance with our related-person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

●	reviewing our major financial, information security and cybersecurity risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

●	reviewing on a periodic basis our investment policy and related-person transactions policy; and

●	reviewing and evaluating on an annual basis the performance of our audit committee and the charter of our audit committee.

Our board of directors has determined that                       qualifies as an “audit committee financial expert” within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered prior experience, business acumen and independence. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

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We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of                     ,                      and                   .                        serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies the Nasdaq independence requirements. The functions of this committee include, among other things:

●	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

●	reviewing and approving or, in the case of our chief executive officer’s compensation, making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

●	reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

●	reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

●	evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

●	overseeing workplace diversity initiatives and progress;

●	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

●	establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;

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●	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

●	administering our equity incentive plans;

●	establishing policies with respect to equity compensation arrangements;

●	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

●	reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

●	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

●	preparing the report that the SEC requires in our annual proxy statement; and

●	reviewing and assessing on an annual basis the performance of our compensation committee and the charter of our compensation committee.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of                ,                                       and            .                   serves as the chair of our nominating and corporate governance committee. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq independence requirements. The functions of this committee include, among other things:

●	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

●	determining the minimum qualifications for service on our board of directors;

●	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

●	evaluating, nominating and recommending individuals for membership on our board of directors;

●	evaluating nominations by stockholders of candidates for election to our board of directors;

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●	considering and assessing the independence of members of our board of directors;

●	reviewing and recommending updates to the list of executive officers who are subject to the reporting requirements of Section 16 of the Exchange Act;

●	developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

●	reviewing and recommending updates to our insider trading policy;

●	overseeing our environmental, social and governance strategies, targets, policies, performance and reporting;

●	considering questions of possible conflicts of interest of directors as such questions arise; and

●	reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of our current or former executive officers serve as a member of our compensation committee. None of our officers serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, see the section titled “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

In connection with this offering, we intend to amend our written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Following this offering, a current copy of the code will be available on the Corporate Governance section of our website, www.theairogroup.com.

Director Independence

Under Rule 5605(a)(2) of the Nasdaq Listing Rules, independent directors must comprise a majority of our board of directors as a public company within one year of listing.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning the director’s background, employment and affiliations, our board of directors has determined that, with the exception of                   ,                    and                   , none of our directors have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that all directors are “independent” as that term is defined under the Nasdaq Listing Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

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EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the fiscal year ended December 31, 2024, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

●	Captain Joseph D. Burns, Chief Executive Officer;

●	John Uczekaj, President and Chief Operating Officer; and

●	Dr. Chirinjeev Kathuria, Executive Chairman.

Summary Compensation Table for Fiscal Year Ended December 31, 2024

The following table presents all of the compensation awarded to our named executive officers during the fiscal year ended December 31, 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Captain Joseph D. Burns Chief Executive Officer	2024
John Uczekaj President and Chief Operating Officer	2024
Dr. Chirinjeev Kathuria Executive Chairman	2024

Narrative to the Summary Compensation Table

Annual Base Salary

The 2024 annual base salary rates for our named executive officers are set forth in the table below.

Name	2024 Base Salary
Captain Joseph D. Burns
John Uczekaj
Dr. Chirinjeev Kathuria

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Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees, including our executive officers. The board of directors or an authorized committee thereof is responsible for approving equity grants.

Following this offering, we will grant equity awards under the terms of our 2025 Plan. The terms of our equity plans are described below under the subsection titled “—Equity Benefit Plans.”

Outstanding Equity Awards as of December 31, 2024

The following table sets forth certain information about outstanding equity awards granted to our named executive officers as of December 31, 2024.

Name and Principal Position	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Captain Joseph D. Burns
John Uczekaj
Dr. Chirinjeev Kathuria

Employment Arrangements with our Named Executive Officers

We are in the process of negotiating employment terms with and expect to enter into employment agreements with Captain Burns, Mr. Uczekaj and Dr. Kathuria that will take effect as of the closing of this offering. The terms of each employment agreement will be disclosed after such employment agreement is finalized.

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Other Compensation and Benefits

Certain of our named executive officers are eligible to participate in our employee benefit plans, including medical, dental, vision, short- and long-term disability, health savings and flexible spending accounts, and life and accidental dismemberment insurance plans, in each case on the same basis as all of our other employees. We pay a portion of the premiums for the medical insurance, and the full premiums for dental, life and accidental death and dismemberment insurance, and short- and long-term disability for all our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers. In addition, we provide the opportunity to participate in a 401(k) plan to our employees, including each of our named executive officers, as discussed in the subsection titled “—401(k) Plan” below.

401(k) Plan

Certain of our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (“Roth”) basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Equity Benefit Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the applicable plan, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

2025 Equity Incentive Plan

Our board of directors adopted our 2025 Plan in               and our stockholders approved our 2025 Plan in               . Our 2025 Plan provides for the grant of incentive stock options (“ISOs”) to employees, including employees of any parent or subsidiary, and for the grant of non-statutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants, including employees and consultants of our affiliates. Our 2025 Plan is a successor to and continuation of our Legacy Plan (referred to in the 2025 Plan as our Prior Plan) and will become effective on the execution of the underwriting agreement related to this offering.

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Authorized Shares

Initially, the maximum number of shares of our common stock that may be issued under our 2025 Plan after it becomes effective will not exceed                shares of our common stock (the “Share Reserve”), which is the sum of (1)                new shares of our common stock, plus (2) up to                shares available for issuance under our Legacy Plan, plus (3) up to                shares of our common stock subject to outstanding stock awards granted under our Legacy Plan that, on or after the 2025 Plan becomes effective, expire or otherwise terminate prior to exercise or settlement; are not issued because the stock award is settled in cash; are forfeited or repurchased because of the failure to vest; or are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2025 Plan will automatically increase on January 1 of each year, starting on January 1, 2026, through and including January 1, 2035, in an amount equal to (1) 5% of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, or (2) a lesser number of shares of our common stock determined by our board of directors prior to the date of the increase. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2025 Plan will be three times the Share Reserve.

Shares subject to stock awards granted under our 2025 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2025 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax with-holding obligation do not reduce the number of shares available for issuance under our 2025 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of the failure to vest, (2) to satisfy the exercise, strike or purchase price, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2025 Plan.

Plan Administration

Our board of directors, or a duly authorized committee of our board of directors, will administer our 2025 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more persons or bodies the authority to (1) designate recipients (other than officers) to receive specified stock awards; (2) determine the number of shares subject to such stock awards; and (3) determine the terms of such awards. Under our 2025 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

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Under the 2025 Plan, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options

ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2025 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2025 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2025 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of our common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs

The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

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Restricted Stock Unit Awards

Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of our common stock, a combination of cash and shares of our common stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards

Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights

Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2025 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2025 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

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Performance Awards

The 2025 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors when the performance award is granted, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards

The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit

The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year that begins on or after the effective date of this offering, including awards granted and cash fees paid by us to such non-employee director, will not exceed (1) $             in total value or (2) if such non-employee director is first appointed or elected to our board of directors during such calendar year, $                 in total value.

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Changes to Capital Structure

In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2025 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions

The following applies to stock awards under the 2025 Plan in the event of a corporate transaction (as defined in the 2025 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2025 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to our successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn-out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.

Under the 2025 Plan, a corporate transaction is generally defined as the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

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Change in Control

Awards granted under the 2025 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the 2025 Plan, a change in control is generally defined as: (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (4) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date the 2025 Plan was adopted by the board of directors, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our 2025 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2025 Plan. No stock awards may be granted under our 2025 Plan while it is suspended or after it is terminated.

Legacy Plan

In connection with the acquisition of Jaunt on March 10, 2022, we assumed the Jaunt Air Mobility, LLC 2021 Option Plan, which was renamed the AIRO Group Holdings, Inc. Option Plan (the “Legacy Plan”). The Legacy Plan provides for the grant of options to employees, directors and consultants, including employees and consultants of our affiliates. No further grants have been made under our Legacy Plan since it was assumed, and no further grants will be made once our 2025 Plan becomes effective. Any outstanding awards granted under our Legacy Plan will remain subject to the terms of our Legacy Plan and applicable award agreements.

Authorized Shares

Subject to certain capitalization adjustments, the maximum number of shares of common stock that may be issued pursuant to stock awards under the Legacy Plan will not exceed                 shares. Shares subject to stock awards granted under our Legacy Plan that expire, are forfeited or otherwise terminate without being exercised in full do not reduce the number of shares available for issuance under our Legacy Plan.

Plan Administration

Our board of directors administers our Legacy Plan and is referred to as the “plan administrator” herein. Under our Legacy Plan, the plan administrator has the authority to, among other things, in consultation with our chief executive officer, determine who will be granted options, determine the number of shares subject to the options and when the options will vest and become exercisable, and to construe and interpret the terms of our Legacy Plan.

Options

The plan administrator determines the exercise price for stock options, within the terms and conditions of the Legacy Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the Legacy Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The plan administrator determines the term of stock options granted under the Legacy Plan, up to a maximum of 10 years.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator as specified in the award agreement and may include payment by delivery of cash, shares of our common stock or other consideration having a fair market value equal to the exercise price, or any combination thereof, including exercise by means of a cashless exercise arrangement.

Unless the plan administrator provides otherwise in an award agreement, options may not be transferred, assigned, pledged or hypothecated or otherwise disposed of in any way.

Changes in Capital Structure

In the event of any change in our capitalization by reason of any dividend, split, spin-off, recapitalization, merger, consolidation, combination, reorganization or other similar change, the terms and number of any outstanding awards under the Legacy Plan shall be adjusted by the plan administrator if it determines that the change in capitalization would adversely impact such awards.

Change in Control

Upon a change in control, options may be cancelled for the amount paid in connection with the change in control for a share of common stock less the exercise price. If the acquisition price is less than the exercise price, the option may be cancelled for no consideration. In addition, the plan administrator may provide for the substitution or assumption of options by the acquiror in a change in control.

Plan Amendment or Termination

The plan administrator may amend, suspend or terminate the Legacy Plan at any time. No amendment, suspension or termination of the Legacy Plan will alter or impair any awards inn adverse manner to the applicable participation without the consent of the participant. Unless terminated sooner, the Legacy Plan will automatically terminate on July 27, 2031. No stock awards may be granted under our Legacy Plan while it is suspended or after it is terminated. Once the 2025 Plan is effective, no further grants will be made under the Legacy Plan.

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2025 Employee Stock Purchase Plan

Our board of directors adopted our ESPP in                      and our stockholders approved our ESPP in                     . The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will be designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code.

Share Reserve

Following this offering, the ESPP will authorize the issuance of                      shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each year, from January 1, 2026 through and including January 1, 2035, by the lesser of (1)                  % of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, and (2)                      shares of our common stock; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration

Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions

Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to a specified percentage of their earnings (as set forth in, and as defined in, the offering memorandum our board of directors or compensation committee may adopt from time to time with respect to offerings under our ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

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Limitations

Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure

In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions

In the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used  to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets; (2) the sale or disposition of more than 50% of our outstanding securities; (3) a merger or consolidation where we do not survive the transaction; and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendments, Termination

Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

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Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, will contain provisions that limit the liability of our current and former directors and officers for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors and officers of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

●	any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	as a director, unlawful payments of dividends or unlawful stock repurchases or redemptions;

●	as an officer, derivative claims brought on behalf of the corporation by a stockholder; or

●	any transaction from which the director or officer derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into, or will enter into in connection with this offering, agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation.

We believe that our amended and restated certificate of incorporation and these amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the closing of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Post IPO Non-Employee Director Compensation Policy

Our board of directors is expected to adopt a non-employee director compensation policy (the “Post-IPO Compensation Policy”) that will become effective upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. This Post-IPO Compensation Policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

●	an annual cash retainer of $ ;

●	an additional annual cash retainer of $ for service as lead independent chair of the board of directors;

●	an additional annual cash retainer of $ , $ and $ for service as a non-chair member of the audit committee, compensation committee, and the nominating and corporate governance committee, respectively;

●	audit committee, chair of the compensation committee, and chair of the nominating and corporate governance committee, respectively (in lieu of the committee member retainer above);

●	an initial option grant to purchase shares of our common stock, vesting in equal monthly installments; and

●	an annual option grant to purchase shares of our common stock, vesting on the earlier of (i) and (ii) the .

Each of the option grants described above will be granted under our 2025 Plan, the terms of which are described in more detail above under “Executive and Director Compensation—Equity Incentive Plans—2025 Equity Incentive Plan.” Each such option grant will vest and become exercisable subject to the director’s continuous service with us, provided that each option will vest in full upon a change in control (as defined in the 2025 Plan) of the company. The term of each option will be 10 years, subject to earlier termination as provided in the 2025 Plan.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2022, to which we have been a party, in which the amount involved in the transaction exceeded the lesser of $120,000 or 1% of the average of our total assets as of December 31, 2022 and 2023, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock at the time of such transaction, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.”

Success Fee Arrangement

In June 2022, we executed a previously arranged contingent fee agreement with New Generation Aerospace, Inc. (“NGA”) to compensate NGA for past services rendered and future services rendered through December 31, 2022 related to the acquisitions and financing of the Acquired Companies in the amount of $1.5 million (the “Contingent Fee”). The Contingent Fee is payable upon the closing of an initial public offering. In October 2023, we signed an Amended and Restated Success Fee Agreement, whereby all of the holders agreed to convert $1.4 million of the principal owed to them into            shares of our common stock immediately prior to the closing of the BCA Transactions, with the remaining principal of $0.1 million owed to such holders to be paid at the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, in connection with the closing of this offering, we intend to issue            shares of our common stock and use proceeds of $0.1 million to satisfy our obligations to the holders under the Amended and Restated Success Fee Agreement.

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Employment Arrangements and Indemnification Agreements

In connection with the closing of this offering, we will enter into employment agreements with certain of our executive officers. For more information regarding these agreements with our named executive officers, see the section titled “Executive and Director Compensation—Employment Arrangements with our Named Executive Officers.”

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers. For more information, see the section titled “Executive Compensation—Limitations on Liability and Indemnification.”

Equity Awards Granted to Executive Officers and Directors

We have granted equity awards to our executive officers, as more fully described in the section titled “Executive and Director Compensation.”

Policies and Procedures for Transactions with Related Persons

Prior to the closing of this offering, we will adopt a written related person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and continuing oversight of “related person transactions.” For purposes of our policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities, including any of their immediate family members and affiliates, and entities owned or controlled by such persons or entities in which such person has a 5% or greater beneficial ownership interest.

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Under the policy, where a transaction has been identified as a related person transaction, management must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate for reasons of conflict of interest or otherwise, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties or to employees generally and management’s recommendation. To identify related person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;

●	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the terms of the transaction;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of                              , 2025, by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

●	each of our directors;

●	each of our named executive officers; and

●	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares of our common stock as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on                 shares of our common stock outstanding as of                , 2025, after giving effect to (i) the conversion of the Fixed Conversion Obligations into an aggregate of                    shares of our common stock in connection with the closing of this offering, (ii) the issuance of an aggregate of                     shares of our common stock pursuant to the Fixed Price Investor Notes in connection with the closing of this offering, and (iii) the issuance of an aggregate of                     shares of our common stock pursuant to the Floating Price Investor Notes, assuming an initial public offering price of $                    per share which is the midpoint of the price range set forth on the cover page of this prospectus, in connection with the closing of this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of our common stock subject to options held by such person that are currently exercisable or will become exercisable within 60 days of                , 2025, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless noted otherwise, the address of all listed stockholders is c/o AIRO Group Holdings, Inc., 5001 Indian School Road NE, Suite 100, Albuquerque, New Mexico 87110.

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Number of Shares	Percentage of Shares Beneficially Owned
	Beneficially Owned	Before Offering		After Offering
Name and Address of Beneficial Owner
			%		%
Greater than 5% Stockholders:			%		%
New Generation Aerospace, LLC(1)			%		%
Carter Aviation LLC(2)			%		%
Brian Haynes(3)			%		%
Directors and Named Executive Officers:
Captain Joseph D. Burns(4)			%		%
John Uczekaj(5)			%		%
Dr. Chirinjeev Kathuria(6)			%		%
All current executive officers and directors as a group (4 persons)			%		%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of .
(2)	Consists of .
(3)	Consists of .
(4)	Consists of .
(5)	Consists of .
(6)	Consists of .

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DESCRIPTION OF CAPITAL STOCK

Upon the filing of our amended and restated certificate of incorporation and the closing of this offering, our authorized capital stock will consist of                     shares of our common stock, par value $0.000001 per share, and                     shares of preferred stock, par value $0.000001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

As of September 30, 2024, there were 27,858,276 shares of our common stock issued and outstanding, held of record by               stockholders. Based on the number of shares of our common stock outstanding as of September 30, 2024, and giving effect to (i) the conversion of the Fixed Conversion Obligations into an aggregate of           shares of our common stock in connection with the closing of this offering, (ii) the issuance of an aggregate of                     shares of our common stock pursuant to the Fixed Price Investor Notes in connection with the closing of this offering, (iii) the issuance of an aggregate of                     shares of our common stock pursuant to the Floating Price Investor Notes, assuming an initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, in connection with the closing of this offering, (iv) the issuance by us of                     shares of our common stock in this offering and (v) no exercise by the underwriters of their option to purchase additional shares, there will be                     shares of our common stock outstanding upon the closing of this offering.

As of September 30, 2024, there were                 shares of our common stock subject to outstanding options under the Legacy Plan and                 shares of our common stock underlying restricted stock awards outstanding under the Legacy Plan.

Additionally, up to an aggregate of             shares of our common stock are issuable upon the exercise of the Underwriters’ Warrants, which are exercisable at an exercise price equal to 110% of the initial public offering price of the shares of common stock sold in this offering.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

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Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued in this offering will be, fully paid and nonassessable.

Convertible Preferred Stock

As of September 30, 2024, there were no shares of convertible preferred stock outstanding.

Immediately prior to the closing of this offering, our certificate of incorporation will be amended and restated. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                     shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of September 30, 2024,                 shares of our common stock were issuable upon the exercise of outstanding stock options, issued under the Legacy Plan, at a weighted-average exercise price of $                per share. For information regarding the terms of our equity incentive plans, see the section titled “Executive and Director Compensation—Equity Incentive Plans.”

Restricted Stock Awards

As of September 30, 2024,                 shares of our common stock were subject to outstanding restricted stock awards issued under the Legacy Plan. For information regarding the terms of our equity incentive plans, see the section titled “Executive and Director Compensation—Equity Incentive Plans.”

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Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law (“Section 203”). Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

●	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person who beneficially owns, or within the three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

●	permit our board of directors to issue up to shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

●	provide that the authorized number of directors may be changed only by resolution of the board of directors;

●	provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then outstanding common stock;

●	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	divide our board of directors into three classes;

●	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

●	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

●	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of our common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

●	provide that special meetings of our stockholders may be called only by the Chairperson of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

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●	provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative claim or cause of action brought on our behalf, (ii) any claim or cause of action that is based upon a violation of a duty owed by any of our current or former director, officer, employees or stockholder, to us or our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by applicable law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, however, that if the designation of such court as the sole and exclusive forum for a claim or action referred to in foregoing clauses (i) through (vi) would violate applicable law, then the United States District Court for the District of Delaware shall be the sole and exclusive forum for such claim or cause of action; and

●	provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

Exchange Listing

We intend to apply to list our common stock on Nasdaq under the symbol “AIRO.” We believe that upon the closing of this offering, we will meet the standards for listing on Nasdaq, and the closing of this offering is contingent upon such listing.

Limitations on Liability and Indemnification Matters

See the section titled “Executive Compensation—Limitations on Liability and Indemnification.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                    . The transfer agent and registrar’s address is                    .

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SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of our common stock outstanding as of September 30, 2024, upon the closing of this offering and giving effect to (i) the conversion of the Fixed Conversion Obligations into an aggregate of          shares of our common stock in connection with the closing of this offering, (ii) the issuance of an aggregate of                     shares of our common stock pursuant to the Fixed Price Investor Notes in connection with the closing of this offering, (iii) the issuance of an aggregate of                     shares of our common stock pursuant to the Floating Price Investor Notes, assuming an initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, in connection with the closing of this offering, (iv) no exercise of the underwriters’ option to purchase additional shares of our common stock and (v) no exercise of outstanding options, or the vesting and settlement of outstanding restricted stock awards, an aggregate of                     shares of our common stock will be outstanding. All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless held by an affiliate of ours. Except as set forth below, the remaining shares of our common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. In addition, any shares sold in this offering to entities affiliated with our existing stockholders and directors will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

●	no restricted shares will be eligible for immediate sale upon the closing of this offering;

●	up to restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this prospectus; and

●	the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144, as described below, but could be sold earlier if the holders exercise any available registration rights.

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Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

●	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

●	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of September 30, 2024, options to purchase a total of                     shares of our common stock were outstanding, of which                     were vested. Of these shares, options to purchase a total of                     shares of our common stock were issued pursuant to Rule 701. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of the restrictions set forth in those agreements unless held by an affiliate of ours.

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Lock-Up Agreements

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Cantor Fitzgerald & Co. This agreement does not apply to any existing employee benefit plans. Cantor Fitzgerald & Co. advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up agreements.

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of our common stock reserved for issuance under the Legacy Plan, the 2025 Plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Underwriters’ Warrants

We have agreed to issue to the underwriters, upon the closing of this offering, the Underwriters’ Warrants, which are exercisable for the number of shares of our common stock equal to 5% of the total number of shares of common stock sold in this offering. The Underwriters’ Warrants will be exercisable, in whole or in part, from time to time after six months following the date of this prospectus, and will expire on the date that is five years following the date of this prospectus. The Underwriters’ Warrants and the shares of common stock issuable upon exercise of the Underwriters’ Warrants are also being registered under the registration statement of which this prospectus forms a part. See “Underwriting—Underwriters’ Warrants.”

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	partnerships or other pass-through entities (and investors therein);

●	“controlled foreign corporations”;

●	“passive foreign investment companies”;

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	banks, other financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

●	tax-exempt organizations and governmental organizations;

●	tax-qualified retirement plans;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

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●	persons deemed to sell our common stock under the constructive sale provisions of the Code;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons that own, or have owned, actually or constructively, more than 5% of our common stock at any time; and

●	persons holding our common stock as part of a hedging or conversion transaction, straddle, synthetic security, constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS AND UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

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Distributions on Common Stock

We have never declared or paid any cash dividends on our capital stock and we do not intend to pay cash dividends on our common stock for the foreseeable future. However, if we do make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “Gain on Disposition of Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other intermediary, the non-U.S. holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s conduct of a U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business within the United States.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to 30% (unless an applicable income tax treaty provides for different treatment) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

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●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

●	our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an established securities market (as defined by applicable Treasury Regulations).

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. If we are or become a USRPHC and the “regularly traded” exception noted above does not apply to the disposition, a non-U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to 30% (unless an applicable income tax treaty provides for different treatment) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (unless an applicable income tax treaty provides for different treatment) on gain realized upon the sale or other taxable disposition of our common stock, but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply regardless of whether such distributions constitute dividends and even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person.

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Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification certifying it does not have any “substantial United States owners” (as defined in the Code) or identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. FATCA currently applies to dividends paid on our common stock. The U.S. Treasury released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury Department stated that taxpayers may generally rely on such proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the potential implications of FATCA on their investment in our common stock.

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UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated        , 2025 between us and Cantor Fitzgerald & Co. (“Cantor”), as representative of the underwriters named below (the “Representative”) and the sole book-running manager of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the shares of our common stock shown opposite its name below:

Underwriter	Number of Shares
Cantor Fitzgerald & Co.
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of our common stock if any of them are purchased. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of our common stock subject to their acceptance of the shares of our common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                      shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $                     per share of our common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $                     per share of our common stock to certain brokers and dealers. After the initial offering, the Representative may change the offering price and other selling terms.

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The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions(1)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

(1)	The underwriting discounts and commissions reflected in this table do not include (i) the issuance by us of the Underwriters’ Warrants to the underwriters (see “—Underwriters’ Warrants” below) or (ii) the reimbursement by us of certain expenses as described below.

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $           . We have also agreed to reimburse the underwriters for certain of their expenses up to $             .

Cantor’s Right of First Refusal

We have agreed to grant Cantor the right to act as a managing underwriter, initial purchaser or placement agent in connection with certain future public offerings, private placements or other financings, subject to certain conditions. Pursuant to FINRA Rule 5110, such right is deemed to be underwriting compensation for this offering, the value of which will be 1% of the proceeds from this offering.

Underwriters’ Warrants

We have agreed to issue to the underwriters, upon the closing of this offering, warrants exercisable for the number of shares of our common stock equal to 5% of the total number of shares of common stock sold in this offering (which we refer to as the “Underwriters’ Warrants”). The Underwriters’ Warrants will be exercisable at an exercise price equal to 110% of the initial public offering price of the shares of common stock sold in this offering. Subject to FINRA Rule 5110(e)(1), the Underwriters’ Warrants will be exercisable, in whole or in part, from time to time after six months following the date of this prospectus, until the expiration of the Underwriters’ Warrants on the date that is five (5) years following the date of this prospectus. The Underwriters’ Warrants and the shares of common stock issuable upon exercise of the Underwriters’ Warrants are also being registered under the registration statement of which this prospectus forms a part, and this prospectus also relates to the shares of common stock issuable upon exercise of the Underwriters’ Warrants.

In addition, pursuant to FINRA Rule 5110, the Underwriters’ Warrants and the shares of common stock underlying the Underwriters’ Warrants are deemed by FINRA to be underwriting compensation for this offering, and, as such, they will be subject to lock-up restrictions, as required by FINRA Rule 5110(e)(1), and may not be sold during this offering, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness of the registration statement of which this prospectus forms a part or the commencement of sales under this offering, except as provided in FINRA Rule 5110(e)(2).

The exercise price and the number of shares of common stock issuable upon exercise of the Underwriters’ Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or recapitalization, reorganization, merger or consolidation. You should review a copy of the form of the Underwriters’ Warrants, which is included as Exhibit 4.2 to the registration statement of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the Underwriters’ Warrants.

Listing

We intend to apply for the listing of our common stock on Nasdaq under the trading symbol “AIRO.” The approval of our common stock for listing on Nasdaq is a condition to the closing of this offering.

No Sales of Similar Securities

We, our officers and our directors have agreed, subject to certain specified exceptions, not to directly or indirectly, for a period of 180 days after the date of the underwriting agreement:

●	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of, any shares of our common stock, options or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock currently or hereafter owned either of record or beneficially,

●	enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock, or

●	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the Representative.

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In addition, we and each such person agrees that, without the prior written consent of the Representative, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.

The Representative may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements.

Market Making, Stabilization and Other Transactions

The underwriters may make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, and certain persons participating in the offering, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of our common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of our common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

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Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, may end any of these activities at any time.

Passive Market Making

The underwriters may also engage in passive market making transactions in our common stock on Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and, if commenced, may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters, selling group members (if any) or their affiliates. The underwriters may agree with us to allocate a specific number of shares of our common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of its business, the underwriters and their respective affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

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Stamp Taxes

If you purchase shares of our common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

United Arab Emirates

The securities have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Canada

This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the securities and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this prospectus is exempt from the requirement that the issuer and the underwriters provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships that may exist between the issuer and the underwriters as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

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Resale restrictions

The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement that the issuer prepares and files a prospectus under applicable Canadian securities laws. Any resale of the securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, pursuant to a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada.

Representations of purchasers

Each Canadian investor who purchases the securities will be deemed to have represented to the issuer and the underwriters that the investor (i) is purchasing the securities as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and eligibility for investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the securities or with respect to the eligibility of the securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of action for damages or rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defenses under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

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Language of documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Australia

This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act 2001 (Cth) (the “Corporations Act”) of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:

You confirm and warrant that you are either:

●	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

●	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

●	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

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European Economic Area

In relation to each member state of the European Economic Area (each a “Member State”), no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase, or subscribe for, any securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In Member States, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.

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France

The securities are being issued and sold outside the Republic of France and that, in connection with their initial distribution, the underwriters have not offered or sold and will not offer or sell, directly or indirectly, any securities to the public in the Republic of France, and that they has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the securities, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated October 1, 1998.

Germany

Each person who is in possession of this prospectus is aware that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to the securities. In particular, the underwriters have represented that they have not engaged and have agreed that they will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of the securities otherwise then in accordance with the Act and all other applicable legal and regulatory requirements.

Peoples’ Republic of China

This prospectus may not be circulated or distributed in the PRC and the securities may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Hong Kong

No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell securities or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

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This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is, amongst others:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

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the securities (as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA) that the securities are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the securities is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

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United Kingdom

In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

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For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

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LEGAL MATTERS

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Cooley LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of AIRO Group Holdings, Inc. as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to AIRO Group Holdings, Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements included elsewhere in this prospectus) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 5001 Indian School Road NE, Suite 100, Albuquerque, New Mexico 87110, or calling us at (505) 338-2434.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.theairogroup.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

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AIRO GROUP HOLDINGS, INC.

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of AIRO Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AIRO Group Holdings, Inc. (a Delaware corporation) and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s cash and working capital as of December 31, 2023 are not sufficient to complete its planned activities for the next twelve months. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BPM LLP

We have served as the Company’s auditor since 2022.

San Jose, California

April 9, 2024

F-2

AIRO Group Holdings, Inc.

Consolidated Balance Sheets

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$4,117,875	$605,154
Restricted cash	8,984,437	223,498
Accounts receivable, net	1,377,388	1,654,730
Related party receivables	445,033	391,077
Inventory	2,864,170	2,156,460
Prepaid expenses and other current assets	1,368,123	751,495
Tax receivable	-	101,869
Total current assets	19,157,026	5,884,283
Property and equipment, net	10,132,103	10,821,760
Right-of-use operating lease assets	329,957	973,265
Goodwill	602,602,501	599,442,468
Intangible assets, net	105,054,245	116,054,351
Other assets	246,786	167,556
Total assets	$737,522,618	$733,343,683

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$17,229,424	$10,524,802
Related party payables	993,023	937,641
Accrued expenses	6,974,174	4,678,138
Operating lease liabilities, current	328,560	478,316
Deferred revenue	11,088,153	655,513
Related party, current	4,371,239	4,085,822
Revolving lines of credit	743,227	1,165,560
Current maturities of debt	25,014,151	4,902,117
Due to seller	18,766,921	-
Total current liabilities	85,508,872	27,427,909
Long-term debt, net of current maturities	500,000	19,598,741
Deferred compensation	9,327,168	7,446,053
Deferred tax liability	1,475,102	500,347
Long-term deferred revenue	14,649	14,352
Operating lease liabilities, noncurrent	8,853	501,903
Other long-term liabilities	50,000	50,000
Contingent consideration	45,182,276	54,807,319
Total liabilities	142,066,920	110,346,624

Commitments and contingencies (Note 14)

Stockholders’ equity:
Common stock, $0.000001 par value; 35,000,000 shares authorized; 27,858,276 shares issued and outstanding as of December 31, 2023 and 2022	28	28
Additional paid-in capital	763,975,884	762,160,659
Stockholder loan	(5)	(5)
Accumulated other comprehensive loss	(761,163)	(3,861,000)
Accumulated deficit	(167,759,046)	(135,302,623)
Total stockholders’ equity	595,455,698	622,997,059
Total liabilities and stockholders’ equity	$737,522,618	$733,343,683

The accompanying notes are an integral part of these consolidated financial statements.

F-3

AIRO Group Holdings, Inc.

Consolidated Statements of Operations

	Year ended December 31,
	2023	2022
Revenue	$43,253,815	$17,081,041
Cost of revenue	18,339,915	12,953,412
Gross profit	24,913,900	4,127,629

Operating expenses:
Research and development	11,870,771	9,299,067
Sales and marketing	5,374,332	4,597,867
General and administrative	17,600,953	17,229,338
Total operating expenses	34,846,056	31,126,272
Loss from operations	(9,932,156)	(26,998,643)
Other income (expense):
Interest expense, net	(2,137,234)	(3,615,162)
Change in fair value of derivative liabilities	-	665,746
Loss on extinguishment of debt	-	(540,873)
Other expense, net	(18,093,226)	(6,273,941)
Total other expense	(20,230,460)	(9,764,230)
Loss before income tax benefit (expense)	(30,162,616)	(36,762,873)
Income tax benefit (expense)	(2,293,807)	11,211,510
Net loss	$(32,456,423)	$(25,551,363)

Net loss per share - basic and diluted	$(1.17)	$(1.23)

Weighted-average number of common shares used in computing net loss per share, basic and diluted	27,858,276	20,796,761

The accompanying notes are an integral part of these consolidated financial statements.

F-4

AIRO Group Holdings, Inc.

Consolidated Statements of comprehensive loss

	Year ended December 31,
	2023	2022
Net loss	$(32,456,423)	$(25,551,363)
Other comprehensive income (loss):
Foreign currency translation, net of tax	3,099,837	(3,861,000)
Total other comprehensive income (loss)	3,099,837	(3,861,000)
Comprehensive loss	$(29,356,586)	$(29,412,363)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

AIRO Group Holdings, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock And Stockholders’ Equity (Deficit)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In	Stockholder	Accumulated Other Comprehensive	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Loan	Loss	Deficit	(Deficit)
Balance as of January 1, 2022	22,007,751	$58,780,134	5,876	$-	$3,506,353	$-	$-	$(109,751,260)	$(106,244,907)
Warrants exercised	2,833,885	286,500	327	-	9,154	-	-	-	9,154
Conversion of debt into preferred stock	16,124,927	32,249,855	-	-	-	-	-	-	-
Conversion of preferred stock into common stock	(40,966,563)	(91,316,489)	2,569,555	3	91,316,486	-	-	-	91,316,489
Reclassification of warrant liability	-	-	-	-	3,568,887	-	-	-	3,568,887
Issuance of common stock in connection with Aspen reverse acquisition	-	-	23,464,336	22	605,915,721	(5)	-	-	605,915,738
Issuance of common stock in connection with Coastal Defense acquisition	-	-	1,818,182	3	44,872,732	-	-	-	44,872,735
Fair value of warrants assumed	-	-	-	-	2,399,277	-	-	-	2,399,277
Fair value of stock options assumed	-	-	-	-	7,724,956	-	-	-	7,724,956
Stock-based compensation	-	-	-	-	2,847,093	-	-	-	2,847,093
Foreign currency translation adjustment	-	-	-	-	-	-	(3,861,000)	-	(3,861,000)
Net loss	-	-	-	-	-	-	-	(25,551,363)	(25,551,363)
Balance as of December 31, 2022	-	-	27,858,276	28	762,160,659	(5)	(3,861,000)	(135,302,623)	622,997,059
Stock-based compensation	-	-	-	-	1,815,225	-	-	-	1,815,225
Foreign currency translation adjustment	-	-	-	-	-	-	3,099,837	-	3,099,837
Net loss	-	-	-	-	-	-	-	(32,456,423)	(32,456,423)
Balance as of December 31, 2023	-	$-	27,858,276	$28	$763,975,884	$(5)	$(761,163)	$(167,759,046)	$595,455,698

The accompanying notes are an integral part of these consolidated financial statements.

F-6

AIRO Group Holdings, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(32,456,423)	$(25,551,363)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation	1,815,225	2,847,093
Recovery of doubtful accounts	-	(44,038)
Non-cash interest	635,684	2,566,443
Provision for credit losses	12,965	-
Loss on extinguishment of debt	-	540,873
Loss on disposal of property and equipment	-	10,005
Depreciation and amortization	12,730,779	9,558,400
Accretion of deferred compensation assumed	478,993	715,655
Amortization of right-of-use lease assets	516,800	489,269
Change in fair value of contingent consideration	18,009,278	5,607,411
Change in fair value of investor subordinated convertible notes end-of-term payments	-	1,358,160
Change in fair value of preferred stock warrant liability	-	(2,023,907)
Patent intangible asset impairment	-	194,730
Change in deferred tax accounts	974,754	(11,201,024)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	279,539	27,246
Related party receivables	(53,956)	(52,595)
Prepaid expenses and other assets	(281,898)	2,099,005
Inventory	(663,522)	2,814,106
Accounts payable, accrued expenses and other long-term liabilities	8,914,658	4,490,268
Related party payables	55,483	156,491
Lease liabilities	(516,298)	(491,780)
Deferred revenue	10,251,760	(997,619)
Deferred compensation	1,402,122	1,560,966
Net cash provided by (used in) operating activities	22,105,943	(5,326,205)
Cash flows from investing activities:
Cash acquired in acquisitions of businesses	-	873,258
Purchase of property and equipment and investment in intangible assets	(835,922)	(78,812)
Proceeds from sale of property and equipment	-	129,202
Net cash provided by (used in) investing activities	(835,922)	923,648
Cash flows from financing activities:
Change in lines of credit	(422,333)	(597,571)
Change in related party lines of credit	(1,598,188)	1,200,370
Proceeds from borrowings	1,184,500	3,070,000
Repayments on borrowings	(796,665)	(608,581)
Proceeds from related party borrowings	1,580,000	1,500,000
Repayments on related party borrowings	(25,000)	(18,000)
Proceeds from the exercise of warrants	-	295,654
Debt issuance costs paid	(25,000)	(25,000)
Payment of contingent consideration	(3,010,000)	(65,853)
Cash paid to seller	(6,175,808)	-
Net cash provided by (used in) financing activities	(9,288,494)	4,751,019
Effect of exchange rate changes	292,133	416,568
Net increase in cash and restricted cash	12,273,660	765,030
Cash and restricted cash as of beginning of period	828,652	63,622
Cash and restricted cash as of end of period	$13,102,312	$828,652

Supplemental disclosure of non-cash financing and investing activities:
Common stock issued in business combinations	$-	$650,788,478
Fair value of warrants assumed in business combinations	$-	$2,399,277
Fair value of stock options assumed in business combinations	$-	$7,724,956
Contingent consideration obligations assumed in business combinations	$-	$48,857,739
Conversion of debt to preferred stock	$-	$32,249,855
Other long-term liabilities converted to convertible debt	$-	$483,333
Preferred stock converted to common stock	$-	$91,316,489
Reclassification of warrant liability to equity	$-	$3,568,887
Right-of-use assets obtained in exchange for operating lease liabilities	$129,109	$1,151,848
Financing of insurance premiums	$297,351	$287,291
Purchases of property and equipment included in accounts payable	$-	$2,593,740

The accompanying notes are an integral part of these consolidated financial statements.

F-7

AIRO Group Holdings, Inc.

Notes to Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies

Nature of Operations

AIRO Group Holdings, Inc. (“Holdings”) a Delaware corporation, was formed on October 5, 2021, for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry to develop its business across four primary divisions: (i) Advanced Avionics; (ii) Training; (iii) Uncrewed Air Systems; and (iv) Electric Air Mobility.

In October 2021, Holdings entered into agreements and plans of merger (the “Merger Agreements”) with AIRO Drone, LLC (“AIRO Drone”), Agile Defense, LLC (“Agile Defense”), Coastal Defense, Inc. (“Coastal Defense”), Jaunt Air Mobility, LLC (“Jaunt”), and Aspen Avionics, Inc. (“Aspen Avionics”). Holdings also entered into an equity purchase agreement (“Equity Purchase Agreement”) with Sky-Watch A/S (“Sky-Watch”). AIRO Drone, Agile Defense, Coastal Defense, Jaunt, Aspen Avionics and Sky-Watch together represent the “Merger Entities.” Under the Merger Agreements and Equity Purchase Agreement, the parties desired to enter into a transaction in which Holdings would acquire all of the equity of the Merger Entities. Between February and April 2022, the acquisitions of the Merger Entities by Holdings were completed as described in Note 2.

On March 3, 2023, the Company entered into an Agreement and Plan of Merger by and between the Company, Kernel Group Holdings, Inc. (“Kernel”), AIRO Group, Inc., Kernel Merger Sub, Inc., AIRO Merger Sub, Inc., VKSS Capital, LLC, and Dr. Chirinjeev Kathuria (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, Kernel will domesticate as a Delaware corporation, following which Kernel will merge with and into Kernel Merger Sub, Inc. (the “First Merger”) and the Company will merge with and into AIRO Merger Sub, Inc. (the “Second Merger”). Upon closing of the First Merger and Second Merger, both Kernel and Holdings and its subsidiaries (together, the “Company”) will survive as wholly owned subsidiaries of AIRO Group, Inc., whose common stock and warrants are expected to trade on Nasdaq as “AIRO” and “AIROW.” The Company and the other parties thereto subsequently amended the Business Combination Agreement in August 2023, January 2024 and February 2024 to fix the number of earnout shares that can be granted in each earnout period, revise the earnout thresholds, and remove the $5,000,001 net tangible assets closing condition.

Holdings has organized the assembled businesses into four primary divisions consisting of: (i) Advanced Avionics (Aspen Avionics); (ii) Training (Coastal Defense and Agile Defense); (iii) Uncrewed Air Systems (Sky-Watch and AIRO Drone); and (iv) Electric Air Mobility (Jaunt). Advanced Avionics develops, manufactures, and sells avionics and electronic global position system (“GPS”) sensors for the General Aviation (“GA”), Unmanned Aerial Systems (“UAS”) and Electric Vertical Takeoff and Landing (“eVTOL”) market segments. The Training Division provides training and advisory services to the U.S. military and the private aerospace industry. The Uncrewed Air Systems Division provides drones, drone platforms and services used for civilian, commercial, and military applications. The Electric Air Mobility Division builds next generation aircraft to meet the growing demands for faster, more affordable, and environmentally more sustainable travel over urban areas.

Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of Holdings and its wholly owned subsidiaries, including Old AGI, Inc. f/k/a AIRO Group, Inc. (“AIRO Group”), AIRO Drone, Agile Defense, Jaunt, Sky-Watch, Coastal Defense, and Aspen Avionics. All intercompany accounts and transactions have been eliminated in consolidation.

AIRO Drone was acquired on February 25, 2022 pursuant to the terms and conditions of an Agreement and Plan of Merger by and among AIRO Drone, AIRO Group, Holdings, AIRO Drone Merger Sub LLC and Joseph Burns as target representative dated as of October 6, 2021, as amended, in exchange for contingent consideration in the form of a promissory note in the amount of $2.1 million which is payable within five (5) business days after the public trading of the Company’s common stock begins (the “AIRO Drone/Holdings Merger”).

For accounting purposes, the AIRO Drone/Holdings Merger was accounted for as a reverse recapitalization of Holdings by AIRO Drone as the assets of Holdings as of February 25, 2022 were primarily deferred offering costs and due to Holdings not meeting the definition of a business in conjunction with Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Accordingly, for accounting purposes, the consolidated financial statements after the closing of the AIRO Drone/Holdings Merger represented a continuation of the financial statements of AIRO Drone, except for the capital structure which has been adjusted to reflect the legal capital structure of Holdings. The net liabilities of Holdings, which represents Holdings prior to the Airo Drone/Holdings Merger, totaled $2.2 million and were recorded at historical cost with no goodwill or other intangible assets recorded. The value of the promissory note issued as part of the merger consideration was not recorded on the date of the reverse recapitalization since this was a capital transaction and the contingency associated with the promissory note was deemed not probable as of February 25, 2022.

Agile Defense was acquired on February 25, 2022 pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Agile Defense, AIRO Group, Holdings, Agile Defense Merger Sub, LLC, and Joseph Burns as target representative dated as of October 6, 2021, as amended, in exchange for contingent consideration in the form of a promissory note in the amount of $2.3 million which is payable within five (5) business days after the public trading of the Company’s common stock begins. Management determined that the screen test requirements under ASC 805 were met such that Agile Defense was not considered a business, and therefore the transaction with Agile Defense was accounted for as an asset acquisition. The net assets and liabilities of Agile Defense totaled approximately $0.1 million. The value of the promissory note issued as part of this asset acquisition was not recorded since the contingency associated with the promissory note was deemed not probable as of February 25, 2022.

On March 10, 2022, Holdings acquired Jaunt, which was accounted for as a business combination in accordance with ASC 805 as further described in Note 2. Business Combinations. On March 28, 2022, Holdings acquired Sky-Watch, which was accounted for as a business combination in accordance with ASC 805 as further described in Note 2. Business Combinations.

Aspen Avionics was acquired on April 1, 2022 pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Aspen Avionics, AIRO Group, Holdings, Aspen Merger Sub, Inc. and John Uczekaj as target representative dated as of October 6, 2021, as amended, in exchange for consideration in the form of 2,575,758 shares of the Company’s common stock (the “Aspen/Holdings Merger”). The Aspen/Holdings Merger is reflected as a reverse acquisition for accounting purposes as Aspen Avionics was determined to be the accounting acquirer. This determination was based upon the terms of the merger agreements and other factors including: (i) Aspen Avionics board members holding key positions in the combined company (CEO and COO) as well as board seats of the combined company, (ii) Aspen Avionics being the location of the headquarters and providing the staffing for most corporate functions including accounting, (iii) Aspen Avionics initiating the merger transactions, and (iv) Aspen Avionics being larger in both revenue and assets as compared to Holdings immediately prior to the Aspen/Holding Merger. As a result of the reverse acquisition, Aspen Avionics is treated as if it were the legal successor to Holdings’s reporting obligation as of the date of the acquisition and the consolidated financial statements represent the continuation of the consolidated financial statements of Aspen Avionics, except for the capital structure which has been adjusted to reflect the legal capital structure of Holdings on the acquisition date. The historical equity of Aspen Avionics has been adjusted to the legal capital structure based upon the shares issued in the reverse acquisition ratio of 864 Aspen Avionics shares to 1 Holdings share.

As Holdings, as of immediately prior to the Aspen/Holdings Merger, met the definition of a business in conjunction with ASC 805, the Aspen/Holdings Merger resulted in recording the net assets, including intangible assets, and liabilities, and the contingent consideration promissory notes issued in conjunction with the AIRO Drone/Holdings Merger and acquisition of Agile Defense, which were previously not subject to ASC 805, at fair value as further described in Note 2. Business Combinations. Goodwill measured as the excess of the consideration transferred over the fair value of assets acquired and liabilities assumed on the acquisition date was also recorded as described in Note 2. Business Combinations.

On April 26, 2022, Holdings acquired Coastal Defense, which was accounted for as a business combination in accordance with ASC 805 as further described in Note 2. Business Combinations.

The consolidated financial statements presented for the year ended December 31, 2022 are those of Aspen Avionics for the entire period, Holdings (including the activity of Holdings, AIRO Drone, Agile Defense, Jaunt, and Sky-Watch) from April 1, 2022 to the end of the period ended December 31, 2022 and Coastal Defense from April 26, 2022 to the end of the period ended December 31, 2022.

In the Merger Agreements, each of the transactions had a provision for potential rescission of the transaction should an initial public offering or merger with a special purpose acquisition company (“SPAC”) not be completed by either August 31, 2022, or September 30, 2022, in accordance with the terms of the specific Merger Agreement. On August 25, 2022, each of the Merger Agreements was amended to remove the rescission clauses in their entirety.

F-8

Liquidity and Management’s Plans

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception. As of December 31, 2023, the Company had cash and restricted cash of $13.1 million of which $9.0 million was either restricted or was designated to only being used for Sky-Watch operations and a working capital deficit of $66.4 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is actively pursuing a transaction with a special purpose acquisition company (“SPAC”). Management expects to use the proceeds from the SPAC transaction to support the operations of the consolidated entity, settle the outstanding indebtedness assumed from the Merger Entities and to pay the consideration owed to certain entities in connection with the closing of the mergers. There can be no assurance that the SPAC transaction will be successful. In the event the Company does not complete its SPAC transaction, the Company will seek additional funding through other means including private equity financing and debt financing. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These judgments, estimates and assumptions are used to determine litigation and claims and other asset and liability amounts. The Company bases its estimates and judgments on historical experience along with other pertinent information available at the time the estimate is made. However, future events are subject to change and the estimates and judgments may require adjustments. Actual results could differ from these estimates and these differences may be material.

Business Combinations and Asset Acquisitions

The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of the consideration transferred over the fair value of assets acquired and liabilities assumed on the acquisition date. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed, these estimates are inherently uncertain and subject to refinement. Examples of estimates and assumptions in valuing certain of the intangible assets and goodwill the Company has acquired include, but are not limited to, future expected cash flows from acquired developed technologies, customer relationships, and tradenames. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

The authoritative guidance allows a measurement period of the purchase price allocation that ends when the entity has obtained all relevant information about facts that existed at the acquisition date, and that cannot exceed one year from the date of acquisition. As a result, during the measurement period the Company may record adjustments to the fair values of assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon conclusion of the measurement period or final determination of the values of the assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments will be recorded to the consolidated statements of operations.

Where the purchase of an entity or net assets does not meet the definition of a business, the Company accounts for the transaction as an asset acquisition. In an asset acquisition, the purchase price is allocated to the net assets acquired on a relative fair value basis, and no goodwill is recognized in the transaction. Direct costs for asset acquisitions are generally considered part of the purchase price.

F-9

Business Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. Cash is maintained with financial institutions and the composition and maturities are regularly monitored by management. Deposits at any time may exceed federally insured limits.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. Payment terms are generally 30 days from delivery of product or service but may fluctuate depending on the terms of each specific contract. During the year ended December 31, 2023, two customers accounted for 61% of the Company’s revenue. During the year ended December 31, 2022, two customers accounted for 23% of the Company’s revenue. As of December 31, 2023, two customers accounted for 52% of accounts receivable. As of December 31, 2022, two customers accounted for 40% of accounts receivable.

The Company’s operational structure includes an existing operating business and early-stage businesses in emerging and developing markets that are concentrated in an industry characterized by rapid technological advances, changes in customer requirements, and evolving regulatory requirements and industry standards. Any significant delays in the development or introduction of products or services, or any failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements, or changes in regulatory requirements or industry standards, could have a material adverse effect on the Company’s business and operating results.

The Company’s business, results of operations, and financial condition for the foreseeable future will likely continue to depend on sales to a relatively small number of customers. In the future, these customers may decide not to purchase the Company’s products, may purchase fewer products than in previous years, or may alter their purchasing patterns. Further, the amount of revenue attributable to any single customer or customer concentration generally may fluctuate in any given period. In addition, a decline in the production levels of one or more of the Company’s major customers could reduce revenue. The loss of one or more key customers, a reduction in sales to any key customer or the Company’s inability to attract new significant customers could negatively impact revenue and adversely affect the Company’s business, results of operations, and financial condition.

Supply Risk

During the years ended December 31, 2023 and 2022, purchases from three vendors constituted 51% of total inventory purchases.

Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less from the date of purchase to be cash equivalents. The Company had no cash equivalents as of December 31, 2023 and 2022.

Restricted Cash

The Company had $9.0 million and $0.2 million in restricted cash as of December 31, 2023 and 2022, respectively. As of December 31, 2023, restricted cash was primarily deposits from a customer contract that have been placed in an escrow account to be released upon shipment of orders. As of December 31, 2022, restricted cash was comprised of cash held in account subject to collateral agreements to be used for the payment on revolving credit card balances and cash pledged as collateral on various loans.

Accounts Receivable, Net

Accounts receivable are reported on the accompanying consolidated balance sheets at the gross outstanding amount adjusted for a provision for credit losses. The Company determines the provision for credit losses by regularly evaluating expected loss as well as individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. As of December 31, 2023 and 2022, the Company provided a provision for credit losses of $0.1 million for amounts that may ultimately be uncollectible. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

F-10

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is primarily determined based on standard cost and approximates actual cost on a first-in, first-out basis. Work-in-process and finished goods include materials, labor and allocated overhead. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. Reductions to the carrying value of inventory are charged to cost of revenue and a new, lower cost basis for that inventory is established. Subsequent changes to facts or circumstances do not result in the restoration or increase in the related inventory value. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Fair Value Measurements

The Company applies the requirements of the fair value measurements framework, which establishes a hierarchy for measuring fair value and requires enhanced disclosures about fair value measurements. The fair value measurement guidance clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement guidance also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy in which these assets and liabilities must be grouped based on significant levels of inputs as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:	Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.
Level 3:	Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a summary of the financial liabilities measured at fair value on a recurring basis by caption and by level within the fair value hierarchy as of December 31, 2023 and 2022:

	Fair value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities:
Debt	$-	$-	$19,426,848	$19,426,848
Contingent consideration	-	-	45,182,276	45,182,276

Total financial liabilities	$-	$-	$64,609,124	$64,609,124

	Fair value as of December 31 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Debt	$-	$-	$19,098,741	$19,098,741
Contingent consideration	-	-	54,807,319	54,807,319

Total financial liabilities	$-	$-	$73,906,060	$73,906,060

There were no financial assets measured at fair value on a recurring basis as of December 31, 2023 and 2022. There were no transfers between Levels 1, 2, or 3 within the fair value hierarchy during the years ended December 31, 2023 and 2022.

F-11

Debt

As discussed in Note 4. Revolving Lines of Credit and Long-Term Debt, the Company modified certain debt arrangements as of March 31, 2022. The debt was recorded at present value to estimate the fair value of the debt obligation as of December 31, 2023 and 2022. The effective interest rate in the fair value shown above for December 31, 2023 and 2022 was 12.5%.

Contingent Consideration

As of December 31, 2023, the contingent consideration includes an obligation assumed from the Jaunt acquisition that is contingent on future cash receipts and promissory notes issued in conjunction with the mergers as described in Note 2. Business Combinations. As of December 31, 2022, contingent consideration also included an earnout liability payable associated with the Sky-Watch acquisition contingent upon certain revenue milestones over a period of time.

The contingent consideration liability is measured at fair value on a recurring basis for which there was no available quoted market prices or principal markets. The inputs for this measurement were unobservable and were, therefore, classified as Level 3 inputs.

The obligation assumed from Jaunt was valued using discounted cash flow models. As of December 31, 2023, the significant inputs included discount factors ranging from 21% to 45% and a 67% initial public offering (“IPO”) likelihood to arrive at a total fair value of $35.8 million. As of December 31, 2022, the significant inputs included discount factors ranging from 15% to 45% and a 67% IPO likelihood to arrive at a total fair value of $32.4 million.

The Sky-Watch earnout liability was originally payable up to $6.5 million, of which up to a maximum of $3.0 million was payable on a dollar-for-dollar basis on revenue earned within the first two-year anniversary of the acquisition and $3.5 million would become due and payable if and only if Sky-Watch earns a minimum of $13.8 million in revenue during the period from the acquisition date through June 2024. During the year ended December 31, 2022, the first tranche of the earnout was fully earned. In December 2022, the Equity Purchase Agreement was amended to increase the second earnout amount to $7.5 million and to extend the earnout period to include the full fiscal year periods of 2022 through 2024. In March 2023, the Equity Purchase Agreement was further amended to add a third earnout of $4.0 million if revenue during the full fiscal year periods of 2022 through 2024 reaches $17.0 million. During the year ended December 31, 2023, the remaining tranches of the earnout were fully earned, resolving the contingency, and the earnout liability was recorded to the full amount owed net of $3.0 million in payments made to date totaling $11.5 million and was reclassified to due to seller. As of December 31, 2023, the total amount included in due to seller and owed under the Sky-Watch earnout liability was $11.5 million. As of December 31, 2022, the fair value of the Sky-watch earnout liability was $5.9 million. As described in Note 21. Subsequent Events, in March 2024 the parties further amended the Equity Purchase Agreement, pursuant to which the former shareholders of Sky-Watch became eligible for an additional earnout of $1.0 million if Sky-Watch achieves Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of DKK 127,107,500 or above for fiscal year 2024.

During the first quarter of 2023, the contingent promissory note issued in conjunction with the acquisition of Sky-Watch, as further discussed in Note 2. Business Combinations, was amended such that it was payable no later than December 31, 2023. As the contingency was resolved, the difference between the December 31, 2022 fair value of $7.8 million and the face value of the promissory note of $12.9 million was recorded to other expense, net during the year ended December 31, 2023 and the $12.9 million liability was reclassed to due to seller. The fair value of the Sky-Watch promissory note as of December 31, 2022 was based on a 67% probability of the transaction closing with a 9% discount due to the proximity of estimated closing. During the year ended December 31, 2023, payments totaling $6.0 million were made on the promissory note. As of December 31, 2023, the total amount included in due to seller and owed under this promissory note was $7.3 million. As of December 31, 2022, the fair value of the promissory note was $7.8 million. In December 2023, the Company changed the terms of the promissory note due to Sky-Watch whereas the remaining balance of $11.4 million was payable no later than March 31, 2024. As described in Note 21. Subsequent Events, in March 2024, the Company changed the terms of the promissory note due to Sky-Watch whereas the remaining balance of $6.8 million was payable no later than June 30, 2024.

The fair value of the contingent consideration promissory notes issued to the former equity holders of Agile Defense, AIRO Drone and Coastal Defense totaled $9.4 million and $8.8 million as of December 31, 2023 and 2022, respectively. Valuations were based on a 67% probability of an IPO closing and a discount rate of 3% and 9% as of December 31, 2023 and 2022, respectively, based on proximity to an estimated closing date. In October 2023, the Company signed various agreements with certain promissory note holders pursuant to which 90% of the total amounts payable in cash, or approximately $11.9 million, shall be converted to equity in the Company at a rate of $23.3595 per share no later than two days prior to closing of the Company’s business combination with Kernel. The remaining $1.3 million shall be paid at closing of the business combination.

F-12

Derivative Liability - Investor Convertible Subordinated Notes – End-of-Term-Payments

Investor convertible subordinated notes issued prior to 2018 included a provision that stated that upon a liquidation event (as defined in Aspen Avionics’ articles of incorporation, including among other terms, an equity exit event), the holders of the notes have the option to receive an end-of-term payment that is a multiple of principal and accrued interest in exchange as full payment for the cancelation of the notes. The end-of-term payment related to notes was 200% and 100% of principal and accrued interest for the notes issued in 2015 and the notes issued after 2015 but prior to 2018, respectively. The end-of-term payment was in addition to the principal and accrued interest due. This option provision met the definition of an embedded derivative and is accounted for as a standalone liability that was measured at fair value on a recurring basis. As there was no available quoted market price or principal markets, the derivative is classified as a Level 3 liability. The fair value was determined based on discounted cash flow of a range of possible future expected enterprise values from a liquidation event reduced by senior debt obligations. During the year ended December 31, 2022, the derivative liability was derecognized as all of the notes issued prior to 2018 were converted to equity. The fair value of the end-of-term payments derivative liability was $9.7 million as of January 1, 2022.

The Company estimated the fair value of the derivative liability using a binomial model to estimate enterprise values. Inputs into the binomial model included the estimated value of the Company using a weighted-average probability analysis, the risk-free interest rate, volatility, and the expected settlement period. As of March 31, 2022, the date of derecognition, to determine the estimated value the Company used various value scenarios weighted between 10% to 40%, a risk-free interest rate of 0.52%, volatility of 50% and an expected settlement period of 0.3 years.

Preferred Stock Warrant Liability

The preferred stock warrant liability is a standalone liability that is measured at fair value on a recurring basis for which there were no available quoted market prices or principal markets. The inputs for this measurement were unobservable and were, therefore, classified as Level 3 inputs. The fair value is determined based on a Black-Scholes option valuation model to value the initial liability and subsequent changes in fair value at each reporting date. In connection with the warrant exercises and cancellations as discussed in Note 5. Common Stock, Redeemable Convertible Preferred Stock and Warrants, the warrants were revalued immediately before the exercises and cancellations and the remaining fair value was reclassified to stockholders’ equity (deficit).

The remaining preferred stock warrants were cancelled on April 1, 2022 in connection with the merger of Aspen Avionics with Holdings.

The fair value of the preferred stock warrant liability was determined using the following assumptions as of April 1, 2022, the cancellation date:

April 1, 2022
Fair value of redeemable convertible preferred stock	$1.64
Expected volatility	50.2%
Remaining term (years)	0.1
Risk-free interest rate	0.15%
Dividend yield	0%

F-13

The changes in fair value of the Level 3 financial liabilities for the years ended December 31, 2023 and 2022 were as follows:

			Investor
			Convertible
			Subordinated	Preferred
			Notes -	Stock
		Contingent	End-of Term	Warrant
	Debt	Consideration	Payments	Liability
Balance as of January 1, 2022	$-	$-	$9,652,930	$5,592,794
Additions	17,622,258	48,857,739	-	-
Change in fair value	1,476,483	6,015,433	1,358,160	(2,023,907)
Settlement	-	(65,853)	(11,011,090)	(3,568,887)
Balance as of December 31, 2022	19,098,741	54,807,319	-	-
Change in fair value	328,107	17,764,957	-	-
Settlement	-	(3,010,000)	-	-
Transfers to due to seller liability	-	(24,380,000)	-	-
Balance as of December 31, 2023	$19,426,848	$45,182,276	$-	$-

The change in the fair value of the debt is included in “Interest expense, net” on the consolidated statements of operations and represents the amortization of the debt discount. The change in the fair value of the contingent consideration, which includes the effect of translating the contingent consideration with Sky-Watch from local currency to reporting currency, is included in “Other expense, net” on the consolidated statements of operations. The change in fair value of the end-of-term payments and preferred stock warrant liability derivatives are included in “Change in fair value of derivative liabilities” on the consolidated statements of operations.

Fair Value of Financial Instruments

The carrying value of accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses approximate fair value due to the short time to maturity. The carrying value of the Company’s borrowings approximates fair value based on current rates offered to the Company.

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting, and other third-party fees that are directly associated with in-process equity issuances as deferred offering costs until such equity issuances are consummated. After consummation of the equity issuance, these costs are recorded as a reduction in the capitalized amount associated with the equity issuance. Should the equity issuance be delayed or abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations. During the year ended December 31, 2022, $2.1 million of deferred offering costs were expensed due to them being associated with an IPO that was subsequently abandoned.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability approach method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases, as well as for net operating losses and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more-likely-than-not to be realized.

F-14

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will more-likely-than-not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year. Interest and penalties, if applicable, are recorded in the period assessed as income tax expense. No interest or penalties have been accrued for as of December 31, 2023 or 2022.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is provided primarily utilizing the straight-line method for consolidated financial statement purposes at rates based on the following useful lives:

Aircraft equipment	5 - 20 years
Machinery and equipment	2 - 15 years
Furniture and fixtures	3 - 10 years
Leasehold improvements	The shorter of the useful life or term of the lease
Software	3 - 7 years

Additions, improvements, and expenditures that significantly add to the productivity or extend the economic life of assets are capitalized. Any amounts incurred as recurring expenditures or that do not extend or improve the economic life of the asset are expensed as incurred.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill is not amortized and is tested at the reporting unit level for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has selected October 1st as the date to perform its annual impairment test. In the valuation of goodwill, management must make assumptions regarding estimated future cash flows to be derived from the Company’s business. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment for these assets. Management may first evaluate qualitative factors to assess if it is more likely than not that the fair value of a reporting unit is less than its carrying amount and to determine if an impairment test is necessary. Management may choose to proceed directly to the evaluation, bypassing the initial qualitative assessment. The impairment test involves comparing the fair value of the reporting unit to which goodwill is allocated to its net book value, including goodwill. A goodwill impairment loss would be the amount by which a reporting unit’s carrying value exceeds its fair value, however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. No goodwill impairment charges have been recorded for any period presented.

Definite-lived Intangible Assets

The Company performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price of the acquired business to the respective net tangible and intangible assets. The Company determines the appropriate useful life by performing an analysis of expected cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives using the straight-line method which approximates the pattern in which the economic benefits are consumed. The Company capitalizes third-party legal costs and filing fees, if any, associated with obtaining patents. Once the patent asset has been placed in service, the Company amortizes these costs over the shorter of the asset’s legal life, generally 20 years from the initial filing date, or its estimated economic life using the straight-line method.

F-15

The estimated useful lives for the Company’s intangible assets are as follows:

Estimated useful life
Developed technology	8 to 13 years
Tradenames - definite-lived	4 to 8 years
Customer relationships	3 to 7 years
Patents	up to 20 years

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If such evaluation indicates that the carrying amount of the asset or the asset group is not recoverable, any impairment loss would be equal to the amount the carrying value exceeds the fair value. There was no impairment recorded during the year ended December 31, 2023. During the year ended December 31, 2022, the Company wrote off $0.2 million of patent costs.

Revenue Recognition

The Company recognizes revenue when, or as, it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company accounts for a contract with a customer when there is a legally enforceable contract, the rights of the parties are identified, the contract has commercial terms, and collectibility of the contract consideration is probable.

For certain sales, the Company has contracts with customers that include multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately, by allocating the contract’s total transaction price to each performance obligation in an amount based on the relative standalone selling price (“SSP”) of each distinct good or service in the contract. The Company determines the SSP based on its overall pricing objectives, taking into consideration market conditions. Determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is recognized when control of the promised services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. The Company’s contracts do not include highly variable components. The timing of revenue recognition, billings, and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities). The costs to obtain contracts, primarily commission expenses, are expensed when incurred.

Amounts that are invoiced are recorded in accounts receivable and revenues or deferred revenue, depending on whether the revenue recognition criteria have been met. A large portion of the Company’s sale result in partial prepayments from customers. Otherwise customer invoices generally have payment terms of net 30 days and do not have a significant financing component.

The Company’s revenues are derived from various sources: (i) avionics products consisting primarily of hardware with embedded firmware sold to an authorized dealer network and avionics and global navigation satellite system technologies (“GNSS”) products sold to original equipment manufacturers (“OEMs”), (ii) research and development (“R&D”) projects, (iii) sales-based royalties related to GNSS technology licensed to OEMs, (iv) consultation and training services related to aerial integration and close air support providing the latest tactics, technique, and procedures (“TTP”) to incorporate contract close air support/intelligence surveillance reconnaissance (“CCAS/ISR”) with video downlink systems into tactical operations, (v) technology and equipment sales (vi) mini unmanned aerial systems (“MUAS” or “commercial drones”) sales, including hardware, software, training, support and product service, and (vii) drone services, including surveys, imaging, security, and other drone applications.

F-16

The Company expenses costs to obtain a contract as incurred when the amortization period is one year or less.

In general, revenue is disaggregated by segment and geography. See Note 15. Segment Information.

Product Revenue

Product revenue, which includes avionics, MUAS/commercial drones and other equipment sales, is recognized upon the transfer of control of promised products to the customer in an amount that depicts the consideration the Company is entitled to for the related products. Product revenue is recognized upon shipment or delivery and title and risk of loss have transferred to the customer.

Service and Extended Warranty Revenue

Service revenue includes drone services, training, consultations, and out-of-warranty repairs. Revenue from services rendered is recognized over time in amounts that correspond directly with the value to the customer when performance is completed. Support revenue is recognized on a straight line basis over the support period, which is generally one year.

Extended warranties are service-type warranties and are typically sold under separate contracts. Revenue for those extended warranties is recognized over the contractual service period, which is typically two years.

Research and Development Contracts

Revenue from engineering development projects is recognized over a period of time based on the input method and is measured by the percentage of total labor and materials cost incurred to date to estimated total labor and materials cost at completion for each contract. The input method of accounting involves considerable use of estimates in determining revenues, costs, and profits and in assigning the amounts to accounting periods; as a result, there can be a significant disparity between earnings as reported and actual cash received by the Company during any reporting period.

Sales-based Royalties

Revenue for sales-based royalties is recognized at a point in time. Revenue from sales-based royalties is recognized as subsequent sales occur.

The following table summarizes the revenue recognition based on time periods:

	Year ended December 31, 2023
	2023	2022
Point in time	$41,979,671	$16,656,357
Over time	1,274,144	424,684
	$43,253,815	$17,081,041

The contract liabilities as of December 31, 2023 and 2022 were $11.1 million and $0.7 million, respectively. The majority of contract liabilities are expected to be recognized as revenue through 2025. The majority of Company had no significant contract assets as of December 31, 2023 and 2022.

F-17

Cost of Revenue

Cost of revenue includes labor cost and direct material cost, including freight and duties. Indirect production costs comprising of consumables, cost of sales freight, quality related costs and production maintenance costs are also included in cost of revenue.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2023 and 2022 was $0.1 million and $0.2 million, respectively.

Shipping and Handling

Shipping charges billed to customers are included in revenue and related costs are included in cost of revenue.

Research and Development

Research and development costs are expensed when incurred.

Product Warranty

Drone Product Warranty

The Company provides a one-year warranty on certain drone sales provided the customer enters into a one-year service-and-support contract. Estimated future warranty obligations related to those products are recorded during the period of sale.

Avionics Product Warranty

The Company establishes warranty reserves based on estimates of avionics product warranty return rates and expected costs to repair or to replace the avionics products under warranty. The warranty provision is recorded as a component of cost of revenue in the consolidated statements of operations. The Company does not offer returns unless special circumstances exist and the return is approved by the Company.

Stock-Based Compensation

The Company recognizes compensation expense for stock-based awards based on the grant-date estimated fair value of the awards. Options and restricted stock awards may be granted as time-based awards, performance-based awards or combinations of the time-based and performance-based awards. The Company expenses the fair value of its options to employees and non-employees on a straight-line basis over the associated service period for time-based awards, which is generally the vesting period. The performance-based awards begin their period of ratable vesting at the time that the Company determines that the achievement of the performance thresholds is probable. The Company accounts for forfeitures as they occur and does not estimate forfeitures at the time of grant. Ultimately, the actual expense recognized over the vesting period will be for only those options that vest.

Comprehensive Loss

Comprehensive loss generally represents all changes in the equity of a business except those resulting from investments or contributions by stockholders. Unrealized gains and losses on foreign currency translation adjustments are included in the Company’s components of comprehensive loss, which are excluded from net loss.

Lease Accounting

At contract inception, the Company determines whether the contract is, or contains, a lease and whether the lease should be classified as an operating or a financing lease and reassesses that conclusion if the contract is modified. Operating leases are recorded in operating lease right-of-use (“ROU”) assets, lease liability, current and lease liability, noncurrent on the consolidated balance sheets. The Company did not have any finance leases during the periods presented.

F-18

The Company recognizes operating lease ROU assets and operating lease liabilities based on the present value of the future minimum lease payments over the lease term at commencement date. The lease ROU asset is reduced for tenant incentives, if any, and excludes any initial direct costs incurred, if any. The Company uses its incremental borrowing rate based on the information available at commencement date to determine the present value of future payments and the appropriate lease classification. In determining the inputs to the incremental borrowing rate calculation, the Company makes judgments about the value of the leased asset, its credit rating and the lease term including the probability of its exercising options to extend or terminate the underlying lease. The Company defines the initial lease term to include renewal options determined to be reasonably certain. If the Company determines the option to extend or terminate is reasonably certain, it is included in the determination of lease assets and liabilities. The Company reassesses the lease term if and when a significant event or change in circumstances occurs within the control of the Company, such as construction of significant leasehold improvements that are expected to have economic value when the option becomes exercisable.

The Company recognizes a single lease cost on a straight-line basis over the term of the lease, and the Company classifies all cash payments within operating activities in the consolidated statements of cash flows.

The Company has lease agreements with lease and non-lease components, which it has elected to not combine for all asset classes. In addition, the Company does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less of all asset classes.

Redeemable Convertible Preferred Stock Warrant Liability

The Company’s warrants to purchase redeemable convertible preferred stock were classified as a liability on the consolidated balance sheets and held at fair value because the warrants were exercisable for contingently redeemable preferred stock, which is classified outside of stockholders’ equity (deficit). The warrants were subject to remeasurement to fair value at each balance sheet date, and any change in fair value was recognized in the consolidated statements of operations. The Company adjusts the liability for changes in fair value until the earlier of the exercise, the expiration of the warrants, or the conversion of the underlying shares of redeemable convertible preferred stock. Upon the exercise, expiration, or the completion of a liquidation event, the related warrant liability will be reclassified to additional paid-in capital.

The holders of redeemable convertible preferred stock have no voluntary rights to redeem their shares. The redeemable convertible preferred stock has deemed liquidation provisions which require the shares to be redeemed upon a change in control or other deemed liquidation events. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a deemed liquidation event would constitute a redemption event outside the Company’s control. As a result of these liquidation features, all shares of redeemable convertible preferred stock have been classified outside of stockholders’ equity (deficit) as temporary equity on the consolidated balance sheets. The carrying values of the Company’s redeemable convertible preferred stock have not been accreted to their redemption values as these events are not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the preferred shares will become redeemable.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is based on the treasury stock method and computed by dividing net loss available to common stockholders by the diluted weighted-average shares of common stock outstanding during each period. The potentially dilutive shares are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when the effect is dilutive.

F-19

The potentially dilutive shares of common stock that have been excluded from the calculation of net loss per share because of the anti-dilutive effect are as follows as of December 31:

	2023	2022
Outstanding stock options	605,236	605,236
Warrants to purchase common stock	112,246	112,246
Contingent restricted stock awards	431,818	431,818
Potential stock issuable for contingent interest payment	253,120	159,036
Potential shares issuable under debt conversion agreements	3,622,316	-
Total anti-dilutive securities	5,024,736	1,308,336

The number of potentially dilutive shares is based on the maximum number of shares issuable on exercise or conversion of the related securities as of the period end. Such amounts have not been adjusted for the treasury stock method or weighted-average outstanding calculations as required if the securities were dilutive. Common stock equivalents as of December 31, 2022 have been adjusted by the merger exchange ratio.

Debt Discounts

Debt issuance costs are presented as a discount to the related debt and are amortized over the term of the related loan for which the fees were incurred using the straight-line method, which approximates the effective interest method.

The Company has issued convertible debt together with detachable warrants and other equity incentives. The Company allocates the proceeds from the related debt between the debt and the equity classified incentives using the relative fair value method. The amount of proceeds allocated to incentives and the fair value of the warrants is recorded as a discount against the debt and amortized over the term of the related debt using the effective interest method.

Foreign Currency

The functional currency of the Company’s foreign subsidiary is its local currency. As such, assets and liabilities are translated to U.S. dollars at the exchange rates on the date of consolidation and related revenues and expenses are generally translated at average exchange rates prevailing during the period included in results of operations. Adjustments resulting from foreign currency translation are recorded in accumulated other comprehensive loss on the consolidated balance sheets. Foreign currency transaction gains and losses are included in other income (expense), net on the consolidated statements of operations. Losses from foreign currency transactions were not significant for the years ended December 31, 2023 and 2022, respectively.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”). ASU 2016-13 amended the impairment model to utilize an expected loss methodology in place of the previously used incurred loss methodology. The Company adopted ASU 2016-13 on January 1, 2023.

Current expected credit losses (“CECL”) requires the measurement of expected credit losses on a collective (pool) basis when similar risk characteristics exist. The Company has experienced an insignificant amount of write downs of receivables as a large portion of its sales result in prepayments from customers. In addition to the Company’s review of expected credit losses, the Company also performs a monthly analysis of aged accounts receivable to determine how much, if any, of the accounts receivable balance should be reserved as potential credit loss. The Company reviews all balances over 90 days past due for a possible reserve and considers any specific factors or information for balances aged under 90 days if there are indicators that the balance should be reserved, such as other aged balances with the customer or bankruptcy as well as any economic issues with a customer industry or region. The adoption of ASU 2016-13 did not result in a material impact to the Company’s consolidated financial statements.

F-20

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 and requires retrospective application to all prior periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the impact of the new standard on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU is intended to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU’s amendments are effective for public business entities for annual periods beginning after December 15, 2024. Entities are permitted to early adopt the standard for “annual financial statements that have not yet been issued or made available for issuance.” Adoption is either prospectively or retrospectively, the Company will adopt this ASU on a prospective basis. The Company is currently evaluating the impact of the new standard on the consolidated financial statements and related disclosures.

2.	Business Combinations

On March 10, 2022, Holdings, as described in Note 1. The Company and Summary of Significant Accounting Policies, completed the acquisition of Jaunt, a Delaware limited liability company, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Jaunt, AIRO Group, Holdings, Jaunt Merger Sub, LLC and Martin Peryea as member representative dated as of October 6, 2021, as amended, in exchange for consideration in the form of i) 5.3 million shares of the Company’s common stock with a fair value of $135 million, ii) warrants and stock options assumed with a fair value totaling $12.8 million and iii) contingent consideration assumed from Jaunt with a fair value of $29.2 million.

The Company determined the overall enterprise valuation of Holdings as of March 10, 2022 to be $580.2 million, or $25.27 per share, using both a discounted cash flow (“DCF”) approach and a DCF approach with a market derived exit multiple. The DCF method involves forecasting future cash flows of the AIRO Drone, Agile Defense, Holdings and Jaunt entities and terminal value, discounted to present value using a weighted average cost of capital (“WACC”) of 34% that reflects the risk profile of the Company and the inherent risk related to the Company’s forecasted cash flows given the early stage of the Company’s segments. The WACC and the Company’s cost of equity were derived from historical market rate of return studies and published data.

The fair value of the stock options and warrants assumed by the Company was determined using the Black-Scholes option pricing model using a volatility rate of 59.0% which was derived from selected public company comparable group data. A share conversion ratio of 11.2246 was applied to convert Jaunt’s outstanding stock options and warrants into equity awards for shares of the Company’s common stock.

Using the marketable values of the common stock issued, the stock options and warrants assumed and the estimated fair value of the contingent consideration, the Company determined the total purchase consideration of $177.0 million. The excess of the purchase consideration over the fair value of the net assets acquired was recorded as goodwill by Holdings as of March 10, 2022.

The Jaunt contingent obligation originated from Jaunt’s acquisition of certain patents, licenses, and other intellectual property from Carter Aviation Technologies, LLC (“Carter Aviation”), a former member of Jaunt, in April 2019 (the “Jaunt Contingent Arrangement”). Under the Jaunt Contingent Arrangement, 10% of any cash receipt, including all income, receipts, proceeds, debt or equity investment, earnings, sales, or winnings, up to $50 million is payable to Carter Aviation. As of the acquisition date, $49.6 million in future payments remained on this obligation. Upon the completion of the SPAC transaction, the contingent consideration assumed from Jaunt will be replaced by promissory notes, the first of which will be for $23.0 million due one day after the closing of the Company’s SPAC transaction, and the second will be for the remaining portion of the contingent consideration at the closing of the Company’s SPAC transaction that will be paid over three years subsequent to the closing of the Company’s SPAC transaction. The obligation assumed from Jaunt was recorded at fair value using discounted cash flow models. As of the acquisition date, the significant inputs included discount factors ranging from 15% to 45%, reflecting the risk profile of the payments due under scenarios where an IPO does and does not occur, and a probability of 51% of an IPO closing as of March 10, 2022, which contemplated the subsequent closings required as part of the Merger Agreements and Equity Purchase Agreement.

Intangible assets requiring recognition apart from goodwill were determined under ASC 805 through application of both a cost and income approach, and a reconciliation of these methods to result in a final value. The income approaches for the intangible assets were based on forecasts that were reconciled to the purchase consideration paid for Jaunt under a DCF method.

F-21

The results of the purchase price allocation as of March 10, 2022 are as follows:

Jaunt
Assets Acquired:

Cash and cash equivalents	$336,525
Prepaid expenses	13,125
Property and equipment	5,524
Intangible assets	97,100,000
Accounts payable	(14,617)
Accrued liabilities	(176,747)
Deferred revenue	(93,117)
Deferred compensation	(5,169,432)
Deferred tax liability	(5,628,964)

Net Assets Acquired	86,372,297

Goodwill	90,662,445

Total Purchase Allocation	$177,034,742

Purchase Consideration:

Equity issued	$147,813,568
Contingent consideration	29,221,174

Total Purchase Consideration	$177,034,742

On March 28, 2022, Holdings, as described in Note 1. The Company and Summary of Significant Accounting Policies, completed the acquisition of Sky-Watch, a company organized under the laws of Denmark, pursuant to the terms and conditions of an Equity Purchase Agreement by and among Sky-Watch, AIRO Group, Holdings, Dangroup ApS and Mekan I/S v/Per Pedersen & Claus Bo Jensen, dated as of October 6, 2021, as amended, in exchange for consideration in the form of i) a promissory note in the amount of $12.9 million with a fair value of $6.1 million, ii) 0.9 million shares of the Company’s common stock with a fair value of $23.0 million and iii) contingent consideration in the form of an earnout with a fair value of $2.9 million.

The Company determined the overall valuation of Holdings as of March 28, 2022 to be $615.2 million, or $25.79 per share, using both a DCF approach and a DCF approach with a market derived exit multiple. The DCF method involves forecasting future cash flows of the AIRO Drone, Agile Defense, Holdings, Jaunt and Sky-Watch entities and terminal value, discounted to present value using a WACC of 34% that reflects the risk profile of the Company and the inherent risk related to the Company’s forecasted cash flows given the early stage of the Company’s segments.

Using the marketable values of the common stock issued and the estimated fair value of the contingent consideration, the Company determined the total purchase consideration of $31.9 million. The excess of the purchase consideration over the fair value of the net assets acquired was recorded as goodwill by Holdings as of March 28, 2022.

The fair value of the contingent promissory note was determined with a probability of 56% of an IPO closing as of March 28, 2022 which contemplated the subsequent closings required as part of the Merger Agreements and Equity Purchase Agreement and a discount rate of 15% which was based on proximity to an estimated closing date. Under the terms of the original Equity Purchase Agreement, the contingent earnout is payable up to $6.5 million, of which up to a maximum of $3.0 million is payable on a dollar-for-dollar basis on revenue earned within the first two-year anniversary of the acquisition and $3.5 million will become due and payable if and only if Sky-Watch earns a minimum of $13.8 million in revenue during the period from the acquisition date through June 2024. The fair value of the contingent earnout consideration at the acquisition date was valued using a Monte Carlo simulation with the following key assumptions: volatility of 62.6%, term of 2 years, risk-free rate of 2.4%, cost of debt of 15.0%, and credit risk spread of 29.2%.

F-22

Intangible assets requiring recognition apart from goodwill were determined under ASC 805 through application of both a cost and income approach, and a reconciliation of these methods to result in a final value. The income approaches for the intangible assets were based on forecasts that were reconciled to the purchase consideration paid for Sky-Watch under a DCF method.

The results of the purchase price allocation as of March 28, 2022 are as follows:

Sky-Watch
Assets Acquired:

Cash and cash equivalents	$11,885
Accounts receivable	76,560
Prepaid expenses	352,696
Inventories	886,946
Other current assets	595,447
Property and equipment	68,947
Operating lease right-of-use asset	201,834
Intangible assets	9,290,000
Accounts payable	(358,518)
Accrued liabilities	(764,783)
Operating lease liabilities	(105,809)
Deferred revenue	(1,429,741)
Deferred tax liability	(292,519)
Notes payable and long-term debt	(313,137)
Other liabilities	(96,025)

Net Assets Acquired	8,123,783

Goodwill	23,803,217

Total Purchase Allocation	$31,927,000

Purchase Consideration:

Equity issued	$22,977,000
IPO Contingent Payments	6,054,000
Contingent consideration	2,896,000

Total Purchase Consideration	$31,927,000

On April 1, 2022, the Company completed the acquisition of Aspen Avionics, a Delaware corporation, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Aspen Avionics, AIRO Group, Holdings, Aspen Merger Sub, Inc. and John Uczekaj as target representative dated as of October 6, 2021, as amended, in exchange for consideration in the form of 2.6 million shares of the Company’s common stock. As described in Note 1. The Company and Summary of Significant Accounting Policies, the acquisition of Aspen Avionics was accounted for as a reverse acquisition as it was determined that Aspen Avionics is the accounting acquirer. As part of this transaction, the Company agreed to assume $25.3 million of obligations as defined within the merger agreement of which $1.9 million is attributable to future allowable services or to be payable to the former Aspen Avionics shareholders at the closing of an IPO. This $1.9 million contingent amount will be expensed as incurred or when an IPO or SPAC transaction is deemed probable. In October 2023, the Company signed various agreements with certain debt holders pursuant to which 90% of the total amounts payable in cash, or approximately $1.7 million, shall be converted to equity at a rate of $23.3595 per share in the Company no later than two days prior to closing of the Company’s business combination with Kernel. The remaining $0.1 million shall be paid at closing of the business combination. On the acquisition date, the assets and liabilities of Aspen Avionics were recognized and measured at the precombination carrying amounts while the assets and liabilities of Holdings were recognized and measured at fair value in accordance with ASC 805.

F-23

Holdings determined that, in accordance with ASC 805-30 and ASC 805-40-30-2, the acquisition-date fair value of the acquiree’s (Holdings) equity interests and contingent consideration assumed represented the purchase consideration in conjunction with the reverse acquisition of Aspen. The Company determined the overall purchase consideration to be $659.2 million, which was comprised of i) the fair value of the outstanding common stock of Holdings as of April 1, 2022 of $605.9 million, or $25.82 per share, ii) the fair value of vested stock options and warrants assumed of $10.1 million and iii) contingent consideration in the form of an earnout and contingent promissory notes which had a fair value of $43.1 million. The enterprise value was determined using a combination of a DCF approach based on projections of the AIRO Drone, Agile Defense, Holdings, Jaunt, Sky-Watch and Aspen entities using a WACC rate of 34% that reflects the risk profile of the Company and the inherent risk related to the Company’s forecasted cash flows given the early stage of the Company’s segments with a market derived exit multiple for the common stock and a Black-Scholes option pricing model for the stock options and warrants.

The fair value of the contingent promissory notes were determined with a probability of 61% of an IPO closing as of April 1, 2022 which contemplated the subsequent closings which would be required as part of the Merger Agreements and Equity Purchase Agreement and a discount rate of 15% which was based on the proximity to an estimated closing date.

The excess of the purchase consideration over the fair value of the net assets acquired was recorded as goodwill. As part of the purchase price allocation, goodwill of $358.3 million was allocated to the Electric Air Mobility segment and $89.3 million was allocated to the Uncrewed Air Systems segment using the relative fair value of the reporting unit.

The following table summarizes the final allocation of the purchase price over the estimated fair value of the assets acquired and liabilities assumed as part of the April 1, 2022 reverse acquisition.

	Agile Defense	Airo Drone	Jaunt	Sky-Watch	Airo Group Holdings	Total
Assets Acquired:

Cash and cash equivalents	$184	$2,757	$256,685	$21,200	$5	$280,831
Accounts receivable	-	15,001	-	76,560	-	91,561
Prepaid expenses	-	3,347	12,313	482,775	-	498,435
Inventories	-	-	-	944,381	-	944,381
Deferred offering costs	-	-	-	-	639,220	639,220
Other current assets	-	-	-	600,554	-	600,554
Shareholder loan	-	-	-	-	5	5
Property and equipment	-	-	5,451	69,282	-	74,733
Operating lease right-of-use assets	-	-	-	201,834	-	201,834
Intangible assets	-	-	97,100,000	9,290,000	-	106,390,000
Accounts payable	(27,683)	(116,851)	(2,932)	(205,138)	(863,432)	(1,216,036)
Related party payable	(11,393)	(283,221)	-	-	-	(294,614)
Accrued liabilities	-	(2,578)	(202,893)	(768,100)	(2,050,912)	(3,024,483)
Operating lease liabilities, current	-	-	-	(105,809)	-	(105,809)
Related party borrowings	-	-	-	(372,190)	-	(372,190)
Deferred revenue	-	-	(44,665)	(1,441,831)	-	(1,486,496)
Deferred compensation	-	-	(5,169,432)	-	-	(5,169,432)
Deferred tax liability	-	5,168	(5,628,964)	(292,519)	(361,302)	(6,277,617)
Notes payable and long-term debt	-	-	-	(315,823)	(10,000)	(325,823)
Other liabilities	-	-	-	(96,025)	-	(96,025)

Net Assets Acquired	(38,892)	(376,377)	86,325,563	8,089,151	(2,646,416)	91,353,029

Goodwill	1,263,024	1,433,814	93,077,124	24,483,717	447,573,031	567,830,710

Total Purchase Allocation	$1,224,132	$1,057,437	$179,402,687	$32,572,869	$444,926,615	$659,183,739

Purchase Consideration:

Equity issued	$-	$-	$148,098,862	$23,005,800	$444,935,338	$616,040,000
IPO Contingent Payments	1,197,902	1,074,944	-	6,641,068	-	8,913,914
Contingent consideration	-	-	31,303,825	2,926,000	-	34,229,825
Effective settlement of intercompany balances	26,230	(17,507)	-	-	(8,723)	-

Total Purchase Consideration	$1,224,132	$1,057,437	$179,402,687	$32,572,868	$444,926,615	$659,183,739

F-24

On April 26, 2022, the Company completed the acquisition of Coastal Defense, a Pennsylvania corporation, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Coastal Defense, AIRO Group, Holdings, Coastal Merger Sub, Inc., and Jeffrey Parker as target company representative dated as of October 6, 2021, as amended, in exchange for consideration in the form of i) a promissory note in the amount of $10.1 million that is contingently payable upon the closing of the Company’s SPAC transaction with a fair value of $5.7 million and ii) 1.8 million shares of Holdings common stock with a fair value of $44.9 million. The amount of the promissory note is payable five (5) business days after the public trading of the Company’s common stock begins. The acquisition of Coastal Defense was accounted for as a business combination.

The Company determined the overall valuation of the enterprise as of April 26, 2022 to be $697.2 million, or $24.68 per share, using both a DCF approach based on projections of the AIRO Drone, Agile Defense, Holdings, Jaunt, Sky-Watch, Aspen and Coastal Defense entities and a DCF approach with a market derived exit multiple with a WACC of 34% that reflects the risk profile of the Company and the inherent risk related to the Company’s forecasted cash flows given the early stage of the Company’s segments.

Using the marketable values per share and the estimated fair value of the contingent consideration, the Company determined the total purchase consideration of $50.6 million. The fair value of the contingent promissory note was determined with a probability of 67% of an IPO closing as of April 26, 2022 which contemplates that all closings have been completed as required by the Merger Agreements and Equity Purchase Agreement and a discount rate of 15% which was based on proximity to an estimated closing date.

Intangible assets requiring recognition apart from goodwill were determined under ASC 805 through application of both a cost and income approach, and a reconciliation of these methods to result in a final value. The income approaches for the intangible assets were based on forecasts that were reconciled to the purchase consideration paid for Coastal Defense under a DCF method.

The results of the purchase price allocation as of April 26, 2022 are as follows:

Coastal Defense
Assets Acquired:

Cash and cash equivalents	$592,427
Accounts receivable	241,173
Accounts receivable – related party	338,482
Prepaid expenses	153,411
Inventories	17,654
Property and equipment	9,002,064
Intangible assets	15,490,000
Operating lease right-of-use asset	140,006
Other assets	141,062
Accounts payable	(481,547)
Accrued liabilities	(129,246)
Operating lease liability	(140,006)
Related party borrowings	(899,996)
Deferred tax liability	(5,442,848)
Notes payable and long-term debt	(3,614,348)
Other liabilities	(70,000)

Net Assets Acquired	15,338,228

Goodwill	35,248,444

Total Purchase Allocation	$50,586,732

Purchase Consideration:

Equity issued	$44,872,732
IPO Contingent Payments	5,714,000

Total Purchase Consideration	$50,586,732

At each valuation date, the market derived exit multiples in the hybrid income / market valuation approach were derived from a peer group of guideline public companies with elements of similarity to the Company as of the future exit date. Guideline public companies were selected based on competitors and a screening conducted in S&P Capital IQ. Using the two methodologies (DCF with a conventional terminal value (income approach) and a DCF with market derived exit multiple (hybrid income / market approach)), the Company assigned a weighting of 40% and 60%, respectively. The greater reliance on the DCF using the market exit multiple reflects the shorter-term projection time horizon reflected in the method as compared to the Gordon Growth method which has a significantly longer-term projection horizon of 14 years before calculating its terminal value. The shorter projection time horizon and the comparison with public companies provides greater reliability. Management has greater visibility on near term projections, and comparable public companies provide some observable inputs to the analysis.

In the absence of a public trading market for the common stock, the Company exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the equity issued in the merger transactions on their respective acquisition dates. These factors included historical and projected operating and financial performance, the valuation of comparable companies, the industry outlook, the likelihood and timing of achieving a liquidity event, and the U.S. and global economic and capital market conditions and outlook. Projected cashflows for the Company as of the various dates included forecasts from entities that had made up the Company as of each given valuation date and were developed by division based on their markets, product features, acquisition candidates and economic and market dynamics. The forecasts make use of contractual orders (both commercial and military), letters of intent, historical performance where available and market data coupled with budgeted R&D investment and production resources to forecast both short and long-term revenues and profits.

Determining the fair value of the intangible assets acquired requires significant judgment, including the amount and timing of expected future cash flows, long-term growth rates and discount rates. The fair value of the intangible assets was determined using valuation techniques including cost and DCF analysis, which were based on the Company’s best estimate of future sales, earnings, and cash flows after considering such factors as general market conditions, anticipated customer demand, changes in working capital, long term business plans and recent operating performance. Use of different estimates and judgments could yield materially different results.

F-25

The goodwill arising from each acquisition is attributable to the synergies the Company expects to achieve through leveraging the acquired technology to its existing customers, and intellectual capital of the acquired workforces and expected future customers. The acquired businesses provide the Company experts and professional staff having specialized knowledge of specific markets and regulations in the broad aviation and defense industries. For tax purposes the acquisitions were treated as stock purchases and the goodwill is principally not tax deductible.

The contribution by entity for the year ended December 31, 2022 is shown in the table below:

	Revenue	Net Loss
AIRO Drone	$-	$(251,534)
Agile Defense	-	(234,783)
Jaunt	370,279	(9,976,353)
Sky-Watch	3,795,475	(5,916,184)
Holdings	-	(5,000,322)
Coastal Defense	2,418,659	(2,859,653)
	$6,584,413	$(24,238,829)

Supplemental Pro Forma Information

The following unaudited proforma results of operations are presented for information purposes only. The unaudited proforma results of operations are not intended to present actual results that would have been attained had the mergers been completed as of January 1, 2021, or to project potential operating results as of any future date or for any future periods:

Year ended December 31,
2022
(unaudited)
Total revenue	$19,420,963
Net loss	$(30,093,265)
Net loss per share - basic and diluted	$(1.11)
Weighted-average shares outstanding - basic and diluted	27,224,621

The Company did not have any material, nonrecurring pro forma adjustments directly attributable to the business acquisition included in the reported pro forma revenue and earnings.

These pro forma amounts have been calculated by applying the Company’s accounting policies, assuming transaction costs had been incurred prior to the year ended December 31, 2022, and reflects the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2022 with the consequential tax effects and including the results of the Merger Entities prior to acquisition.

The Company incurred $1.2 million of acquisition-related expenses for the year ended December 31, 2022. These expenses are included in general and administrative expense on the Company’s consolidated statements of operations.

The unaudited pro forma supplemental information is based on estimates and assumptions, which the Company believes are reasonable and are not necessarily indicative of the results that have been realized had the acquisition been consolidated in the tables above, nor are they indicative of results of operations that may occur in the future.

3.	Restructuring Plan

On March 31, 2022, prior to the merger between Aspen Avionics and Holdings, Aspen Avionics executed a Plan of Restructuring (the “Restructuring”) that resulted in:

a)	The increase of authorized shares of redeemable convertible preferred stock to 69.5 million, which includes 12.0 million shares authorized for Series F convertible preferred stock (“Series F”) and 6.2 million shares authorized for Series G redeemable convertible preferred stock (“Series G”), and common stock to 2.9 million, as adjusted for the merger exchange ratio;

F-26

b)	The conversion of $10.0 million in principal, interest and the end-of-term payment of the convertible promissory notes under the 2018 Note and Warrant Purchase Agreement (“2018 Notes”) to 5.0 million shares of newly created Series G;

c)	The conversion of $4.9 million and $13.0 million in principal, interest and end-of-term payments on the convertible promissory notes under the 2016 Note and Warrant Purchase Agreement (“2016 Notes”) and under the 2015 Note and Warrant Purchase Agreement (“2015 Notes”), respectively, and $4.3 million in principal and interest due to Accord Global, a former stockholder of Aspen Avionics, to 11.1 million shares of newly created Series F totaling $22.2 million;

d)	The modification of the terms of the convertible promissory notes not converted to equity to a fixed obligation; and

e)	The conversion of 41.0 million shares of redeemable convertible preferred stock to 2.6 million shares of common stock, after the effect of the convertible notes above and the exercise of Series E warrants in March 2022 (“Conversion to Common”) and as adjusted for the merger exchange ratio.

For further discussion on the Restructuring, refer to Note 4. Revolving Lines of Credit and Long-Term Debt.

4.	Revolving Lines of Credit and Long-Term Debt

Revolving Lines of Credit

In February 2020, Aspen Avionics entered into a Loan and Security Agreement for an asset-based loan facility (the “Facility”) with Crestmark, a Division of Pathward (formerly known as Metabank), with a maximum advance limit of $2.5 million. The Facility is due on demand. The Facility carries variable interest at the greater of 9% or prime plus 4.25% (12.75% as of December 31, 2023 and 11.75% as of December 31, 2022) and is collateralized by substantially all assets of Aspen Avionics. Cash receipts of Aspen Avionics are submitted to a lockbox, which is subject to a control agreement whereby all cash receipts are received by the lender and applied against the balance of the loan. Aspen Avionics obtains additional advances on the Facility based on eligible accounts receivable and inventory collateral.

The terms of the Facility include reporting requirements and a tangible net worth covenant, which Aspen Avionics was not in compliance with as of December 31, 2023 or 2022. Subsequent to December 31, 2022, Aspen Avionics entered into an amendment to the Facility which waived the covenant violation. This amendment also updated the borrowing base formula, removing inventory from the borrowing base, and lowered the net tangible worth threshold. As of December 31, 2023, Aspen Avionics was out of compliance with the amended tangible net worth threshold and is in discussions with the bank regarding an additional amendment waiving the violation. The Facility is guaranteed by three subsidiaries of Aspen Avionics: Accord Technology, LLC, Accord Software and Systems, Inc., and AvValues, LLC.

As of December 31, 2023 and 2022, the outstanding balance on the Facility, net of unamortized debt issuance costs was $0.3 million and $0.6 million, respectively.

In November 2018, Coastal Defense obtained two variable rate non-disclosable revolving lines of credit of up to $0.5 million and $0.2 million, due on demand, from First Citizens Community Bank (“FCCB”). These arrangements are collateralized by aircraft security agreements, assignments of life insurance, an assignment of a deposit account, and commercial security agreements dated November 15, 2018, and all associated financing statements. Interest was initially set at the prime rate as published in the Wall Street Journal plus 0.50 percentage points. In 2023, the Company was in default on these facilities, resulting in an additional 4% in interest per annum. The annual interest rate was 13% as of December 31, 2023 and 8% as of December 31, 2022. Jeffrey F. Parker, Coastal Defense’s Vice-President, Treasurer, and stockholder of Holdings; Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, Coastal Defense’s President and stockholder of Holdings; have guaranteed these notes. As part of the Coastal Defense acquisition, the maturity dates of these notes were modified to be in 2022 as opposed to the original maturity date in 2069. No withdrawals or significant repayments were made during the years ended December 31, 2023 and 2022. The total amount outstanding on the lines of credit as of December 31, 2023 and 2022 was $0.5 million and $0.6 million, respectively.

The two lines of credit with First Citizens Community Bank contain certain financial covenants. As of December 31, 2023 and 2022, the Company was not in compliance with these financial covenants. The lines of credit are due on demand and are shown as a current liability under “Revolving lines of credit” on the consolidated balance sheets.

F-27

Current Maturities of Debt and Long-Term Debt

Current maturities of debt and long-term debt consist of the following as of December 31:

	2023	2022

First Citizens Community Bank 2018	$535,041	$839,696
Bridge Loans	3,609,500	2,425,000
Muncy Bank & Trust Company 2021-1	651,000	651,000
SBA COVID-19 Economic Injury Disaster Loan (“EIDL”)	500,000	500,000
Muncy Bank & Trust Company 2021-2	450,000	450,000
Financed Insurance Premiums	185,619	186,304
First Citizens Community Bank 2019-1	81,729	103,646
First Citizens Community Bank 2019-2	74,414	94,269
Danish tax agency loans	-	152,202
2022 Notes	2,066,396	2,066,396
2019 Notes	5,022,353	5,022,353
2018 Notes	12,351,771	12,351,771
	25,527,823	24,842,637
Less: unamortized debt discount	(13,672)	(341,779)
Less: current maturities of long-term debt	(25,014,151)	(4,902,117)
Long-term debt, net of current maturities	$500,000	$19,598,741

Aggregate maturities required on long-term debt as of December 31, 2023 are due in future years as follows:

Amount
2024	$25,027,823
2025	-
2026	-
2027	6,974
2028	10,891
Thereafter	482,135
Total	$25,527,823

F-28

First Citizens Community Bank 2018

On November 15, 2018, Coastal Defense entered into a $2.6 million note payable agreement with First Citizens Community Bank. This arrangement is collateralized by aircraft security agreements, assignments of life insurance, an assignment of a deposit account, a commercial security agreement dated November 15, 2018, and all associated financing statements. The loan includes a provision for a prepayment penalty in the amount of 5% on the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three, and 2% of the current principal balance in year four. The loan requires that Coastal Defense maintain a debt service coverage ratio of 1.20 to 1.00 and had an initial interest rate of 5.75% per year. As part of the Coastal Defense acquisition, the maturity dates of these notes were modified to be in 2022 as opposed to the original maturity date in 2023. As of December 31, 2023 and 2022, Coastal Defense was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Current maturities of debt” on the consolidated balance sheets. In 2023, the Company was in default on these facilities, resulting in an additional 4% in interest per annum. The annual interest rate was 10.49% as of December 31, 2023 and 6.49% as of December 31, 2022. Civil actions were filed against Coastal Defense and individual guarantors in the Tioga County Court, State of Pennsylvania, in July 2023. The claimant, FCCB, alleges that payment under certain promissory notes is due, and FCCB seeks recovery of the outstanding amounts. FCCB obtained judgments against all named defendants. The Company has negotiated forbearance agreements to prevent FCCB from enforcing the judgments through June 30, 2024. Jeffrey F. Parker, Coastal Defense’s Vice President and Treasurer and stockholder of Holdings; the estate of Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, Coastal Defense’s President and stockholder of Holdings; have guaranteed this note.

Bridge Loans

During the years ended December 31, 2023 and 2022, the Company issued unsecured promissory notes for total principal of $1.2 million and $2.4 million, respectively, with no collateral or guarantees. As of December 31, 2023, notes totaling $5.4 million, as amended, accrue an interest charge equal to 100% of the principal amount, payable in shares of common stock immediately prior to closing of the business combination with Kernel, with 110% of the principal paid 190 days following closing plus 12% interest per annum accruing from the closing date. Notes totaling $0.3 million carry the same terms except only 100% of the principal is paid 190 days following closing. Notes totaling $0.6 million accrue an interest charge equal to 50% of the principal amount, payable in shares of common stock immediately prior to closing of the business combination with Kernel with 100% of the principal paid 190 days following closing plus 12% interest per annum accruing from the closing date. Notes totaling $0.2 million accrue an interest charge equal to 115% of the principal amount, payable in shares of common stock immediately prior to closing of the business combination, with 100% of the principal paid 190 days following closing plus 15% interest per annum accruing from the closing date. The remaining note totaling $0.2 million, as amended, accrues an interest charge equal to $50,000, payable in shares of common stock immediately prior to closing of the business combination, with $25,000 due on April 10, 2024 and the remaining principal due by April 30, 2024.

Muncy Bank & Trust Company 2021-1

On September 15, 2021, Coastal Defense entered into a $0.7 million commercial promissory note agreement with the Muncy Bank & Trust Company (“Muncy”) for continuing operations. The loan carries an annual interest rate of 4.5% per year and originally matured in March 2022. The maturity date of this promissory note was extended and the principal amount of $0.7 million is due and payable on June 15, 2024 with interest payments due monthly. This arrangement is collateralized by a life insurance policy and a contract with the Air Force. Jeffrey F. Parker, Coastal Defense’s Vice President and Treasurer and stockholder of Holdings, and Alison D. Parker, Corporate Secretary of Coastal Defense, have guaranteed this note. The note payable may be prepaid without penalty.

Muncy Bank & Trust Company 2021-2

On January 21, 2021, Coastal Defense entered into a $0.4 million commercial promissory note agreement with the Muncy for continuing operations and for the execution of the Naval Special Warfare task orders. The loan carries an annual interest rate of 4.5% per year and originally matured in October 2021. The maturity date of this promissory note was extended and the principal amount of $0.4 million is due and payable on June 20, 2024 with interest payments due monthly. This arrangement is collateralized by a contract with the Naval Special Warfare Command. Jeffrey F. Parker, Coastal Defense’s Vice President, Treasurer, and stockholder of Holdings has guaranteed this note. The note payable may be prepaid without penalty.

SBA COVID-19 Economic Injury Disaster Loan (“EIDL”)

On May 28, 2020, the Coastal Defense entered into a $0.5 million EIDL agreement with the SBA. The loan matures on May 28, 2050 and has an interest rate of 3.75% per year. The SBA granted a payment deferral and amended the first payment due date to November 2022. These payments first reduce the interest accrued prior to reducing the principal owed. As such, the outstanding loan balance was included as a component of “Long-term debt, net of current maturities” on the consolidated balance sheets. The EIDL is collateralized by all assets of Coastal Defense. Jeffrey F. Parker, Coastal Defense’s Vice President and stockholder of Holdings; Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, Coastal Defense’s President and stockholder of Holdings; have guaranteed this note.

Financed Insurance Premiums

During 2021 and 2022, Coastal Defense entered into financing agreements which totaled $0.2 and $0.3 million, respectively, in relation to financing its aviation insurance and workers compensation premiums with interest rates ranging from 7.95% - 12.5% per year. These financing agreements matured between 2022 and 2023.

During 2023, Coastal Defense entered into financing agreements which totaled $0.4 million in relation to financing its insurance premiums. The financings have various maturity dates during 2023 and 2024 and have interest rates ranging from 8.0% - 13.3% per year. These agreements are collateralized by a security interest in the premium refund due under the policies being purchased.

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First Citizens Community Bank 2019-1

On February 25, 2019, Coastal Defense entered into a $0.2 million note payable agreement with First Citizens Community Bank with an initial interest rate of 5.75% per year. The loan is collateralized by aircraft security agreements, an assignment of life insurance, an assignment on a deposit account, commercial security agreements dated February 25, 2019, and all associated financing statements. The loan includes a provision for a prepayment penalty in the amount of 5% on the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three and 2% of the current principal balance in year four. The loan requires that Coastal Defense maintain a debt service coverage ratio of 1.20 to 1.00. As part of the Coastal Defense acquisition, the maturity dates of these notes were modified to be in 2022 as opposed to the original maturity date in 2026. As of December 31, 2023 and 2022, Coastal Defense was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Current maturities of debt” on the consolidated balance sheets as of December 31, 2023 and 2022. In 2023, the Company was in default on these facilities, resulting in an additional 4% in interest per annum. The annual interest rate was 10.49% as of December 31, 2023 and 6.49% as of December 31, 2022. Civil actions were filed against Coastal Defense and individual guarantors in the Tioga County Court, State of Pennsylvania, in July 2023. The claimant, FCCB, alleges that payment under certain promissory notes is due, and FCCB seeks recovery of the outstanding amounts. FCCB obtained judgments against all named defendants. The Company has negotiated forbearance agreements to prevent FCCB from enforcing the judgments through June 30, 2024. Jeffrey F. Parker, Coastal Defense’s Vice President, Treasurer, and stockholder of Holdings; the estate of Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, stockholder of Holdings; have guaranteed this note.

First Citizens Community Bank 2019-2

On May 15, 2019, Coastal Defense entered into a $0.2 million note payable agreement with First Citizens Community Bank. The loan is collateralized by aircraft security agreements, an assignment of life insurance, an assignment on a deposit account, commercial security agreements dated May 15, 2019 and all associated financing statements. The loan includes a provision for a prepayment penalty in the amount of 5% on the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three and 2% of the current principal balance in year four. The loan requires that Coastal Defense maintain a debt service coverage ratio of 1.20 to 1.00 and had an initial interest rate of 5.75% per year. As part of the CDI acquisition, the maturity dates of these notes were modified to be in 2022 as opposed to the original maturity date in 2026. As of December 31, 2023 and 2022, Coastal Defense was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Current maturities of debt” on the consolidated balance sheets as of December 31, 2023 and 2022. In 2023, the Company was in default on these facilities, resulting in an additional 4% in interest per annum. The annual interest rate was 10.49% as of December 31, 2023 and 6.49% as of December 31, 2022. Civil actions were filed against Coastal Defense and individual guarantors in the Tioga County Court, State of Pennsylvania, in July 2023. The claimant, FCCB, alleges that payment under certain promissory notes is due, and FCCB seeks recovery of the outstanding amounts. FCCB obtained judgments against all named defendants. The Company has negotiated forbearance agreements to prevent FCCB from enforcing the judgments through June 30, 2024. Jeffrey F. Parker, Coastal Defense’s Vice President, Treasurer, and stockholder of Holdings; the estate of Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, stockholder of Holdings; have guaranteed this note.

Danish Tax Agency Loans

Between April and June 2021, Sky-Watch received three interest free loans from the Danish Tax Agency for total proceeds of $0.3 million (DKK 2.1 million). In September 2022, $0.2 million (DKK 1.1 million) was repaid. Two loans, which totaled $0.2 million (DKK 1.0 million), were outstanding as of December 31, 2022. These amounts were fully repaid during the year ended December 31, 2023 and the total outstanding balance was $0 at December 31, 2023.

Notes Issued under the 2022 Note Purchase Agreement

During the year ended December 31, 2022, Aspen Avionics entered into convertible promissory notes under the 2022 Note Purchase Agreement (“2022 Notes”) and received cash proceeds of $0.5 million and converted other obligations previously included in other long-term liabilities of $0.5 million for a total of $1.0 million. The holders were entitled to an end-of-term payment of 100% of principal and accrued interest. The 2022 Notes accrued interest at 10% per annum, compounded monthly.

Interest expense on the 2022 Notes, including the interest from the end-of-term payment and debt discount amortization, was $0.9 million for the year ended December 31, 2022. On March 31, 2022, the 2022 Notes were exchanged for fixed payment obligations as discussed below under Impact of Restructuring – Debt Conversions.

Notes Issued under the 2019 Note Purchase Agreement

During the year ended December 31, 2022, additional convertible promissory notes under the 2019 Note Purchase Agreement (“2019 Notes”) were issued for total principal of $0.1 million.

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Interest expense on the 2019 Notes, including the interest from the end-of-term payment, was $0.5 million for the year ended December 31, 2022. On March 31, 2022, the 2019 Notes were exchanged for fixed payment obligations as discussed below under Impact of Restructuring – Debt Conversions.

Notes Issued Under the 2018 Note and Warrant Purchase Agreement

Interest expense on the 2018 Notes, including the interest from the end-of-term payment, was $0.6 million for the year ended December 31, 2022. On March 31, 2022, the 2018 Notes were exchanged for fixed payment obligations as discussed below under Impact of Restructuring – Debt Conversions and Series G Preferred Stock as discussed under Impact of Restructuring – Preferred Stock Conversions.

Notes Issued Under the 2016 and 2015 Notes and Warrant Purchase Agreement

Interest expense on the 2016 and 2015 Notes was $0.1 million for the year ended December 31, 2022. On March 31, 2022, the 2016 and 2015 Notes were exchanged for Series F Preferred Stock as discussed under Impact of Restructuring – Preferred Stock Conversions.

Impact of Restructuring – Debt Conversions

As a part of the Restructuring, the terms of the unconverted 2022 Notes, 2019 Notes and 2018 Notes to be assumed in the merger with Holdings (“Indebtedness Assumed”) were modified so that the holders would receive a fixed cash payment at the closing of an IPO or a merger with a SPAC equal to the principal, end-of-term payments and interest accrued that would be outstanding through June 30, 2022 and were no longer convertible into Aspen Avionics’ redeemable convertible preferred stock. The changes in the Indebtedness Assumed were accounted for as a debt modification and reflected at fair value on the debt modification date of March 31, 2022 as follows:

	Modified Debt Face Value	Discount	Modified Investor Debt Fair Value
2022 Notes	$2,066,396	$994,962	$1,071,434
2019 Notes	5,022,353	527,687	4,494,666
2018 Notes	12,351,771	295,613	12,056,158
Total	$19,440,520	$1,818,262	$17,622,258

The discount on the fixed payment debt represents an effective interest rate of 12.5% per annum to the maturity date of January 15, 2024. The discount is being amortized on a straight-line basis to interest expense and is materially consistent with the effective interest method. The discount amortized to interest expense, net was $0.3 and $1.5 million for the year ended December 31, 2023 and 2022, respectively.

In October 2023, the Company signed various agreements with debt holders of the 2018, 2019 and 2022 Notes pursuant to which 90% of the total amounts payable in cash, or approximately $17.5 million, shall be converted to equity in the Company at a rate of $23.3595 per share no later than two days prior to closing of the Company’s business combination with Kernel. The remaining $1.9 million shall be paid at closing of the business combination. As this contingency was not probable as of the modification date nor as of December 31, 2023, there was no charge as of a result of this modification. In January 2024, the maturity date of the $19.4 million of debt related to the 2018, 2019 and 2022 Notes was extended to June 30, 2024.

Impact of Restructuring – Preferred Stock Conversions

The above convertible notes not included in the Indebtedness Assumed, along with certain other liabilities, were converted to Series F and G at an amount equal to the principal, interest accrued and end-of-term payments, as applicable, through June 30, 2022 as per the terms of the Merger Agreement (the “Conversion to Preferred”). The Conversion to Preferred was accounted for as a debt extinguishment and a loss on extinguishment of $0.5 million was recorded during the year ended December 31, 2022 equal to the difference between the value of the Conversion to Preferred and the carrying value of the liabilities as of March 31, 2022, the date of the Conversion to Preferred.

F-31

Upon the Conversion to Preferred and prior to the Conversion to Common, the balances were as follows:

			Value of
			Preferred Stock
	Converted to	Loss on	Converted from
	Preferred Stock	Extinguishment	Debt
Series G:
2018 Notes	$9,670,604	$346,678	$10,017,282

Series F:
2015 Notes	12,919,124	60,703	12,979,827
2016 Notes	4,881,328	30,522	4,911,850
Accrued consideration for shares repurchased	4,131,129	102,970	4,234,099
Other	106,797	-	106,797
	22,038,378	194,195	22,232,573
Total Conversion to Preferred	$31,708,982	$540,873	$32,249,855

5.	Common Stock, Redeemable Convertible Preferred Stock and Warrants

Common Stock

The Company has reserved the following shares of authorized but unissued common stock as of December 31, 2023: 0.6 million stock options, 0.1 million warrants, 0.4 million of contingent restricted stock awards, 3.6 million shares to be issued in connection with the debt conversion agreements, 0.3 million of potential shares that are issuable for contingent interest on investor notes based on estimated trading price of when shares would become publicly traded.

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Conversion to Common

Following the Aspen Avionics Conversion to Preferred, the Conversion to Common was executed as of March 31, 2022 under the terms of the Restructuring and pursuant to the terms of the Preferred Stock Conversion Agreement. Conversion to Common converted each individual series of redeemable convertible preferred stock into Aspen Avionic common stock as of March 31, 2022 based on a conversion ratio of 52.3437 as an interim step prior to the exchange of the Aspen Avionics common shares for Holdings common shares in the merger with Holdings. In connection with the merger, the Aspen Avionics common shares were converted to Holdings common shares in the order of liquidation preference as follows: (1) the Management Carveout Plan, which is described further in Note 6. Management Carveout Plan, (2) former holders of Series G up to the liquidation value amount, (3) former holders of Series F up to the liquidation values amount, (4) to the former holders of Series E, Series D, Series C, Series A and Series B up to the amount of shares that they would have received pursuant to the Aspen Avionics Amended Certificate immediately prior to the conversion of the Aspen Avionics preferred shares to Aspen Avionics common stock and (5) to the former holders of Aspen Avionics common stock for any remaining shares.

Warrants

As discussed in Note 2. Business Combinations, the Company assumed warrants to purchase 0.1 million shares of the Company’s common stock as part of the merger with Jaunt. These warrants expire ten years from the date of issuance, March 10, 2022, have an exercise price of $9.90 per share and were outstanding as of December 31, 2023 and 2022. The Company determined that these warrants are equity classified.

During the year ended December 31, 2022, warrants to purchase 2.8 million shares of Aspen Avionics’ Series E, and warrants to purchase 327 shares of Aspen Avionics’ common stock were exercised and warrants to purchase 2.3 million shares of Series E were cancelled.

On April 1, 2022, all of the outstanding warrants to purchase shares of Aspen Avionics redeemable convertible preferred stock and common stock were cancelled under the terms of the merger with Aspen Avionics.

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6.	Management Carveout Plan

In December 2021, the Company adopted the 2021 Management Carveout Plan (the “Carveout Plan”), which establishes a benefit pool for designated employees and consultants payable upon the occurrence of a change in control, which is defined as two steps consisting of 1) the closing of the merger with Holdings and 2) an IPO of Holdings or merger with a SPAC by June 30, 2023. The amount to be paid as benefits under the Carveout Plan are determined based upon percentages of the total net proceeds calculated at the closing of the Holdings’ IPO or a SPAC merger, ranging from 0% to 5%. The net proceeds are calculated as the net sum of cash and the fair value of equity securities available for distribution to the stockholders of the Company after all liabilities, exclusive of the subordinated convertible notes or other loans from the stockholders and transaction costs are paid, capped at $2.3 billion. The benefit payments to the participants in the Carveout Plan are to be made in the form or forms of payment and in the same proportions as the consideration paid by the purchaser. The Company estimates amounts payable to be $0.9 million in cash and $2.3 million in stock. In October 2023, the Company executed an agreement with the creditors under the Carveout Plan pursuant to which 90% of the total amounts payable in cash under the Carveout Plan, or approximately $0.8 million, shall be converted to equity in the Company at a rate of $23.3595 per share no later than two days prior to closing of the Company’s business combination with Kernel. The remaining $0.1 million shall be paid at closing of the business combination. The Carveout Plan was amended to extend the termination date to June 30, 2024. As of December 31, 2023 and 2022, no amounts have been expensed or accrued for in connection with the Carveout Plan as a change in control was not deemed probable as of December 31, 2023 and 2022.

7.	Goodwill

The changes in the carrying value of goodwill were as follows:

	Advanced Avionics	Uncrewed Air Systems	Electric Air Mobility	Training	Total
Balance as of January 1, 2022	$-	$-	$-	$-	$-
Additional (restarted)	-	115,197,166	451,370,520	36,511,468	603,079,154
Effect of exchange rate	-	(3,636,686)	-	-	(3,636,686)
Balance as of December 31, 2022	-	111,560,480	451,370,520	36,511,468	599,442,468
Effect of exchange rate	-	3,160,033	-	-	3,160,033
Balance as of December 31, 2023	$-	$114,720,513	$451,370,520	$36,511,468	$602,602,501

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8.	Intangible Assets, Net

Intangible assets acquired through business combinations were as follows:

	As of December 31, 2023
	Weighted Average Remaining Life (Years)	Gross	Accumulated Amortization	Carrying Value

Developed technology-definite lived	10.8	$99,779,550	$16,922,028	$82,857,522
Developed technology-indefinite lived	N/A	83,713	-	83,713
Tradenames - definite lived	4.9	1,911,000	519,006	1,391,994
Tradenames - indefinite lived	N/A	8,737,607	-	8,737,607
Customer Relationships	5.0	20,175,918	8,511,311	11,664,607
Patents	7.3	652,310	333,508	318,802
		$131,340,098	$26,285,853	$105,054,245

	As of December 31, 2022
	Weighted Average Remaining Life (Years)	Gross	Accumulated Amortization	Carrying Value

Developed technology - definite lived	11.8	$99,600,482	$8,886,012	$90,714,470
Patents pending	N/A	71,083	-	71,083
Tradenames - definite-lived	5.9	1,902,046	209,935	1,692,111
Tradenames - indefinite-lived	N/A	8,737,607	-	8,737,607
Customer relationships	5.8	20,104,010	5,648,315	14,455,695
Patents	8.2	670,179	286,794	383,385
		$131,085,407	$15,031,056	$116,054,351

Amortization expense related to intangible assets was $11.2 million and $8.5 million for the years ended December 31, 2023 and 2022, respectively.

Amortization expense is reported on the consolidated statements of operations line items as shown in the table below for the years ended December 31:

	2023	2022
Cost of revenue	$426,667	$457,442
Research and development	7,600,294	5,657,621
Sales and marketing	2,828,058	1,920,945
General and administrative	352,529	498,247
	$11,207,548	$8,534,255

Total estimated future amortization expense as of December 31, 2023 is as follows:

2024	$11,233,600
2025	10,549,120
2026	10,234,106
2027	10,027,204
2028	9,844,939
Thereafter	44,343,956
$96,232,925

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9.	Inventory

Inventory consisted of the following as of December 31:

	2023	2022

Raw materials	$2,292,513	$1,047,668
Work in process	355,052	155,507
Finished goods	216,605	953,285
Total	$2,864,170	$2,156,460

For the year ended December 31, 2022, the Company recorded an inventory markdown of $2.9 million reflected in cost of revenue in the consolidated statements of operations to reduce inventory to estimated net realizable value as a result of significant changes in demand for remanufactured legacy avionics displays.

10.	Property and Equipment, Net

Property and equipment, net consisted of the following as of December 31:

	2023	2022
Aircraft equipment	$5,220,983	$5,220,983
Equipment	8,426,113	7,763,527
Furniture and fixtures	244,016	244,016
Leasehold improvements	328,018	174,988
	14,219,130	13,403,514
Less: accumulated depreciation	(4,087,027)	(2,581,754)
	$10,132,103	$10,821,760

Depreciation expense for the years ended December 31, 2023 and 2022 was $1.5 million and $1.0 million, respectively.

11.	Balance Sheet Components

Prepaid expenses and other current assets consisted of the following as of December 31:

	2023	2022
Prepaid insurance	$334,333	$414,079
Value added tax	416,167	-
Other	617,623	337,416
	$1,368,123	$751,495

Accrued expenses consisted of the following as of December 31:

	2023	2022
Accrued legal and professional fees	$1,444,470	$1,773,985
Payroll related expenses	1,693,475	963,447
Accrued warranty	159,610	197,405
Accrued taxes	1,368,971	-
Other accrued expenses	2,307,648	1,743,301
	$6,974,174	$4,678,138

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12.	Deferred Compensation

The Company has deferred salary arrangements with various employees that allow for a portion of their compensation to be deferred and paid upon a single outside investment of no less than $25 million, or such earlier time as the Company determines in its sole discretion that sufficient funds are available to commence payment of the deferred amounts. Employees must be actively employed, including approved leave, or if a consultant, providing services to the Company. The Company does not expect the deferred salary arrangements will be paid out in the next 12 months unless the business combination with Kernel Group Holdings is consummated. As of December 31, 2023 and 2022, the accrued deferred compensation was $9.3 million and $7.4 million, respectively. Any unpaid amounts are forfeited upon termination of employment or consultancy with the Company. In October 2023, the Company signed various agreements with the employees with deferred compensation pursuant to which 90% of the total amounts accrued as deferred compensation, or approximately $6.7 million, shall be converted to equity in the Company at a rate of $23.3595 per share no later than two days prior to closing of the Company’s business combination with Kernel. The remaining $0.7 million shall be paid at closing of the business combination.

13.	Warranty

The following table summarizes the Company’s accrued warranty during the years ended December 31:

	2023	2022
Accrued warranty - beginning of period	$197,405	$354,159
Assumed in business combinations	-	19,750
Warranty cost incurred	(61,490)	(370,790)
Provision for warranty	23,695	194,286
Accrued warranty - end of period	$159,610	$197,405

14.	Commitments and Contingencies

Consulting Agreement

In October 2020, the Company entered into an agreement for market analysis and business strategy consulting. The services were performed in prior periods. The agreement states a fee of $0.5 million for the services, due upon the completion of an IPO, SPAC merger, financing raise of at least $100 million or an acquisition of at least 50% of the equity of the Company. The fee for these consulting services was included in “Accrued expenses” on the consolidated balance sheets.

Contingent Fee Arrangement

In June 2022, the Company executed a previously arranged contingent fee agreement with New Generation Aerospace, Inc. (“NGA”) to compensate NGA for past services rendered and future services rendered through December 31, 2022 related to the acquisitions and financing of the Merger Entities in the amount of $1.5 million (the “Contingent Fee”). The Contingent Fee is payable upon the closing of an IPO. In October 2023, the Company signed various agreements with certain debt holders pursuant to which 90% of the Contingent Fee, or approximately $1.4 million, shall be converted to equity in the Company at a rate of $23.3595 per share no later than two days prior to closing of the Company’s business combination with Kernel Group Holdings, Inc. The remaining $0.1 million shall be paid at closing of the business combination. As the payment of the Contingent Fee is not deemed probable as of December 31, 2023, the Contingent Fee has not been accrued in accordance with ASC 450, Contingencies (“ASC 450”).

KDC IPO Payment Agreement

In April 2022, Aspen Avionics and KippsDeSanto & Co. (“KDC”) entered into an amendment (the “KDC IPO Payment Agreement”) to the parties’ prior engagement letter dated August 7, 2018 (the “KDC Agreement”), pursuant to which Aspen Avionics engaged KDC to provide financial advisory services in connection with AIRO’s potential acquisition of Aspen Avionics. Pursuant to the terms of the KDC IPO Payment Agreement upon the closing of an IPO, Aspen Avionics is obligated to cause a one-time, final payment of $1.0 million to be made to KDC in satisfaction of Aspen Avionics obligations under the KDC Agreement. As the payment of the KDC IPO Payment Agreement is not deemed probable as of December 31, 2023, the KDC IPO Payment Agreement has not been accrued in accordance with ASC 450.

Non-binding Letters of Intent

In November 2023, the Company signed non-binding letters of intent to acquire two flight training schools. The parties have undertaken due diligence to determine whether a binding purchase agreement will be negotiated. The total anticipated purchase price for the acquisitions is expected to range from $5.1 million to $7.7 million, which would be paid in a combination of cash and the issuance of equity.

Litigation

A civil action was filed against AIRO Group in the Circuit Court of Cook County, State of Illinois in February 2022. The claimant alleges that an agreement for certain services entered into in March 2020 was breached and resulted in damages to claimant. This case was dismissed on July 5, 2022. However, the court allowed the claimant to amend its complaint. On August 5, 2022, the claimant filed its amended complaint, and the Company filed its response on October 12, 2022. The parties have exchanged written discovery and are in the process of taking depositions. The court ordered the parties to mandatory arbitration which will take place in the third or fourth quarter of 2024. The Company intends to continue to vigorously defend against the complaint.

Civil actions were filed against Coastal Defense and individual guarantors in the Tioga County Court, State of Pennsylvania, in July 2023. The claimant, FCCB, alleges that payment under certain promissory notes is due, and FCCB seeks recovery of the outstanding amounts. FCCB obtained judgments against all named defendants. The Company intends to negotiate a resolution with FCCB and, in the meantime, has negotiated forbearance agreements to prevent FCCB from enforcing the judgments.

A civil action was filed against Holdings, AIRO Group., AIRO Group, Inc. (Illinois), AIRO Drone, Agile Defense, Joseph Burns, Chirinjeev Kathuria and John Uczekaj in Chancery Court in Delaware in September 2023. The claimant, Robert Perrin, a Company shareholder, alleges that the Company’s entities failed to pay him for services allegedly rendered under an Employment Agreement with AIRO Group, Inc. (Illinois), that the individual defendants have breached their fiduciary duties as the Company’s board members, and that defendants violated the Computer Fraud and Abuse Act. On November 17, 2023, the Company filed a motion to dismiss. In response, the claimant filed an Amended Complaint on February 22, 2024 in which he dropped AIRO Group, Inc. (Illinois) as a defendant, dropped the breach of contract claim and added a wage claim under Delaware statute. On April 5, 2024, the Company filed a Partial Answer and Affirmative Defenses as well as a Partial Motion to Dismiss. The Company intends to continue to vigorously defend against all claims asserted in the complaint.

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Aside from the above matters, the Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Legal contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss or the measurement of a loss can be complex. The Company will accrue losses that are both probable and reasonably estimable. As of December 31, 2023 and 2022, there were no accruals related to litigation.

15.	Segment Information

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. The Company’s chief operating decision-maker (“CODM”) has been identified as the chief executive officer. The Company will continue to reevaluate reportable and operating segments. The Company expects to manage its business primarily based upon four operating segments, Advanced Avionics, Uncrewed Air Systems, Electric Air Mobility and Training. Each of these operating segments represents a reportable segment.

●	Advanced Avionics: This segment develops, manufactures, and sells avionics and GPS sensors for the GA, UAS and eVTOL market segments. The Company’s advanced avionics products are focused on GA aftermarket, OEM display, integration and connected panel solutions.

●	Uncrewed Air Systems: This segment offers direct operation of drones and drone systems, provision of drone-derived information, and the development of drone-optimized communication services. Additionally, it consists of development and commercialization of market leading MUAS for professional users, primarily in the defense and security markets. The MUAS includes internally developed software, hardware, and mechanical system components. Operations cover sourcing, manufacturing, assembly, quality assurance testing activities and logistics.

●	Electric Air Mobility: This segment includes designing, licensing and ultimately the manufacturing of air vehicles incorporating slowed rotor compound technology that is capable of transporting people and packages operated by pilots or autonomous flight systems.

●	Training: This segment provides and operates military aircraft for U.S. military services and Department of Defense (“DOD”) contractors. Segment revenues are earned from 1) flying training missions as part of armed forces training groups, and 2) providing aircraft and support services to DOD contractors.

The Company evaluates the performance of its reportable segments based on the revenue and gross profit for each reporting segment. The Company does not report total assets, capital expenditures or operating expenses by operating segment as such information is not used by the CODM for purposes of assessing performance or allocating resources.

The following tables shows information by reportable segment for the years ended December 31:

	Year ended December 31, 2023
	Advanced Avionics	Uncrewed Air Systems	Electric Air Mobility	Training	Total
Revenue	$9,387,326	$27,975,073	$258,869	$5,632,547	$43,253,815
Cost of revenue	5,931,393	8,313,356	182,394	3,912,772	18,339,915
Gross profit	$3,455,933	$19,661,717	$76,475	$1,719,775	$24,913,900

	Year ended December 31, 2022
	Advanced Avionics	Uncrewed Air Systems	Electric Air Mobility	Training	Total
Revenue	$10,496,628	$3,795,475	$370,280	$2,418,658	$17,081,041
Cost of revenue	9,658,033	1,444,911	309,719	1,540,749	12,953,412
Gross profit	$838,595	$2,350,564	$60,561	$877,909	$4,127,629

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The following table presents revenues by geographic area for the years ended December 31:

	Year ended December 31, 2023
	Advanced Avionics	Uncrewed Air Systems	Electric Air Mobility	Training	Total
United States	$9,387,326	$-	$258,869	$5,632,547	$15,278,742
Europe	-	27,975,073	-	-	27,975,073
	$9,387,326	$27,975,073	$258,869	$5,632,547	$43,253,815

	Year ended December 31, 2022
	Advanced Avionics	Uncrewed Air Systems	Electric Air Mobility	Training	Total
United States	$10,496,628	$-	$370,280	$2,418,658	$13,285,566
Europe	-	3,795,475	-	-	3,795,475
	$10,496,628	$3,795,475	$370,280	$2,418,658	$17,081,041

The following table presents tangible long-lived assets by geographic area as of December 31:

	As of December 31, 2023
	Advanced Avionics	Uncrewed Air Systems	Electric Air Mobility	Training	Total
United States	$218,291	$-	$3,142	$9,089,428	$9,310,861
Europe	-	821,242	-	-	821,242
	$218,291	$821,242	$3,142	$9,089,428	$10,132,103

	As of December 31, 2022
	Advanced Avionics	Uncrewed Air Systems	Electric Air Mobility	Training	Total
United States	$237,658	$-	$4,462	$10,526,180	$10,768,300
Europe	-	53,460	-	-	53,460
	$237,658	$53,460	$4,462	$10,526,180	$10,821,760

16.	Employee Benefit Plan

The employees of Aspen Avionics and Coastal Defense in the U.S. are eligible to participate in a profit-sharing plan under Internal Revenue Code Section 401(k). Participants in the profit-sharing plan may elect to have Aspen Avionics and Coastal Defense contribute a portion of their compensation to the profit-sharing plan. Contributions to be made by Aspen Avionics and Coastal Defense will be at their discretion. No significant contributions were made for the years ended December 31, 2023 and 2022.

17.	Stock-Based Compensation

Option Plans

In 2018, the Board of Directors of Aspen Avionics adopted the 2018 Stock Option Plan to grant stock options and other awards to purchase Aspen Avionics common stock to directors, officers, employees and consultants. On April 1, 2022, the 2018 Stock Plan was terminated and the options outstanding on that date were cancelled in connection with the reverse acquisition with Holdings. The total stock-based compensation expense for the 2018 Stock Plan during the year ended December 31, 2022 was not significant.

On April 1, 2022, as part of the reverse acquisition with Holdings, the Company adopted the AIRO Group Holdings, Inc. Option Plan (the “Plan”), and assumed the outstanding options previously granted prior to the acquisition. The option agreements provide for a purchase a total 0.6 million shares of the Company’s common stock with an exercise price of $5.05 per share. There were no additional common shares available for future grants under the Plan. The options vesting periods range from immediate to four years and expire as determined by the Board of Directors, but not more than 10 years from the date of grant. The exercise price and grant amounts are determined in accordance with the provisions of the Plan and by the Board of Directors.

The total stock-based compensation expense for the Plan during the year ended December 31, 2023 and 2022 was $1.8 million and $2.8 million, respectively.

F-39

The weighted-average grant date fair value of options awarded in the Holdings business combination was $21.92 per share. Unamortized expense as of December 31, 2023 was $0.9 million and will be recognized over an estimated weighted-average period of 1.1 years.

A summary of option activity under the Plan for the years ended December 31, 2023 and 2022:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Options outstanding, January 1, 2022	-	$-	-
Options assumed	605,236	$5.05
Options outstanding, December 31, 2022	605,236	$5.05	7.4
Options granted	-	$-
Options outstanding, December 31, 2023	605,236	$5.05	6.4
Vested and exercisable, December 31, 2023	436,868	$5.05	6.0
Vested and exercisable and expected to vest, December 31, 2023	605,236	$5.05	6.4

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of a number of complex assumptions including expected volatility, expected term, risk-free interest rate, and expected dividends of the option.

The expected volatility assumption used in the Black-Scholes option pricing model are based on estimates derived from both historical and implied volatility from a group of comparable public companies operating in the same or similar lines of businesses as the Company.

The expected term of employee options represents the weighted-average period the options are expected to remain outstanding and was derived using the simplified method for awards that qualify as its “plain-vanilla” options. All awards that are outstanding are qualified for “plain-vanilla” options.

The risk-free rate is based on the United States Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

The dividend yield is set to zero as the Company has never paid cash dividends and has no present intention to pay cash dividends.

The following weighted-average assumptions are used in the Black-Scholes option pricing model to estimate fair value of option awards at the Jaunt acquisition date for the stock options assumed:

2022

Market value	$25.82
Average volatility	60.00%
Expected term (in years)	5.00
Risk-free interest rate	2.55%
Dividend yield	0.00%

F-40

Restricted Stock Awards

In May 2022, the Company granted restricted stock awards for 0.4 million shares of common stock with performance-based vesting criteria with a grant date fair value of $24.68 per share. The recognition of vesting on the restricted stock awards can vary by reporting period as the recognition of vesting expense is based on the probable outcome of the performance threshold condition and the cumulative progress to those performance conditions. The Company reassesses at each reporting date whether the achievement of the performance threshold condition is probable and accrues compensation expense if and when achievement of the performance threshold condition is probable and the expected achievement and vesting date for the performance tranche.

The restricted stock awards granted in May 2022 were granted with three separate performance thresholds with specific amounts of restricted shares attached that vest based on the probable achievement of those performance thresholds. The performance thresholds are attached to contract dollar volumes on Adversary Air task orders from the United States Department of Defense. The restricted stock awards vest ratably at each performance tranche level of aggregate amounts of (1) $25.0 million, (2) $50.0 million and (3) $75.0 million.

As of December 31, 2022, the Company had concluded that the achievement of the performance thresholds within the measurement period is not probable. Accordingly, during the period from the grant date to December 31, 2022, no compensation expense was recognized. On August 2, 2023, the terms of the restricted stock awards were modified whereby the vesting of the 0.4 million shares of common stock became contingent upon the Company’s common stock being publicly traded. As this contingency was not probable as of the modification date nor as of December 31, 2023, there was no compensation expense recognized and no charge recorded as of a result of the modification.

18.	Leases

Commercial real estate

Sky-Watch leases two commercial real estate locations used primarily as office space and for production. One location is leased month to month while the other has terms extending through September 30, 2024.

Aspen Avionics leases facilities and equipment under non-cancelable operating leases. Aspen Avionics has a lease for its office and assembly facility in Albuquerque, New Mexico, with terms extending through 2024. Aspen Avionics had an additional office lease that was terminated in April 2023 and a hangar lease that is on a month-to-month lease.

Coastal Defense leases various hangars with lease periods up to one year. Other hangar leases are leased on a month-to-month basis.

Additional office leases are leased on a month-to-month basis.

All of the commercial real estate leases with lease terms greater than one year described above are classified as operating leases and are included within ROU assets and lease liabilities on the Company’s consolidated balance sheets.

Automobiles and Aircraft

Sky-Watch leases one automobile with a term ending in 2026 and an additional five automobile leases with lease terms of less than one year. Additionally, Aspen Avionics leases aircraft under month-to-month agreements. All of the automobile and aircraft leases with lease terms greater than one year described above are classified as operating leases and are included within ROU assets and lease liabilities on the Company’s consolidated balance sheets.

F-41

The following table presents supplemental cash flow information related to the Company’s operating leases:

	Year ended	Year ended
	December 31, 2023	December 31, 2022
Cash paid for amounts included in the measurement of operating lease liabilities
Operating cash flows from operating leases	$516,801	$487,591

Maturities of operating lease liabilities as of December 31, 2023 were as follows:

2024	$336,514
2025	4,724
2026	4,724
Total	345,962
Less: interest	(8,549)
Present value of lease liabilities	$337,413

Total lease expense was $0.5 million for the years ended December 31, 2023 and 2022. As of December 31, 2023, the weighted-average remaining lease term for the operating leases was 0.9 years and the weighted-average discount rate was 5.21%. As of December 31, 2022, the weighted-average remaining lease term for the operating leases was 2.56 years and the weighted-average discount rate was 5.23%. Short-term lease expense for 2023 and 2022 was not significant.

19.	Income Taxes

For the year ended December 31, 2023, the Company’s income tax expense was $2.3 million and the effective tax rate was 7.6%. For the year ended December 31, 2022, the Company’s income tax benefit was $11.2 million and the effective tax rate was 30.5%. The income tax benefit in 2022 included the release of the accounting acquirer’s valuation allowance resulting from the available taxable temporary differences of the acquired entities.

The sources of loss before income tax benefit (expense) are as follows for the years ended December 31:

	2023	2022
United States	$(27,196,215)	$(30,182,220)
International	(2,966,401)	(6,580,653)
Loss before income tax benefit (expense)	$(30,162,616)	$(36,762,873)

Income tax benefit (expense) is comprised of the following for the years ended December 31:

	2023	2022
Current:
Federal	$-	$-
State	-	-
International	(1,307,908)	-
Total current	(1,307,908)	-

Deferred:
Federal	(30,606)	9,805,065
State	(5,134)	1,274,816
International	(950,159)	131,629
Total deferred	(985,899)	11,211,510
Total income tax benefit (expense)	$(2,293,807)	$11,211,510

F-42

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows for the years ended December 31:

	2023	2022
Federal tax at statutory rate	$6,334,161	$7,720,203
State income taxes	(5,134)	1,129,735
Stock compensation	(381,198)	(575,260)
Foreign rate differential	(88,725)	(1,348,246)
Fair value change in contingent liability	(2,944,588)	868,300
GILTI inclusion	(2,890,555)	-
Transaction costs	(824,875)	-
Return to provision	(466,925)	108,774
Valuation allowance	(939,629)	3,616,735
Other	(86,339)	(308,731)
Income tax benefit (expense)	$(2,293,807)	$11,211,510

Under the acquisition method of accounting for business combinations, if changes are identified to acquired deferred tax asset valuation allowances or liabilities related to uncertain tax positions during the measurement period, and they are related to new information obtained about facts and circumstances that existed as of the acquisition date, those changes are considered a measurement-period adjustment, and offsets to goodwill are recorded.

The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. The Company primarily considered the nature of the Company’s deferred tax assets and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax assets and liabilities are as follows as of December 31:

	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$10,617,277	$13,615,256
Accruals and reserves	2,394,971	2,402,759
Excess interest expense 163(j)	685,309	-
Capitalized research and experimental expenses	679,496	421,721
Other	672,952	161,518
Gross deferred tax assets	15,050,005	16,601,254
Valuation allowance	(4,573,011)	(3,610,105)
Net deferred tax assets	10,476,994	12,991,149

Deferred tax liabilities:
Intangible assets	(10,305,720)	(12,623,847)
Property and equipment	(1,465,355)	(828,450)
ROU assets	(181,021)	(39,200)
Total deferred tax liabilities	(11,952,096)	(13,491,497)
Net deferred tax liabilities	$(1,475,102)	$(500,347)

The acquired domestic companies (AIRO Drone, Agile Defense, Coastal Defense, and Jaunt) recorded deferred tax liabilities primarily related to acquired intangibles other than goodwill in purchase accounting. As a result, Aspen Avionics, the accounting acquirer, released $5.0 million of its federal valuation allowance during the year ended December 31, 2022.

F-43

As of December 31, 2023, the Company has federal, state, and foreign net operating loss carryforwards (“NOL”) totaling $43.2 million, $24.1 million and $0.8 million, respectively. If not utilized, federal NOLs of $22.3 million will expire at various dates from 2027 through 2037, and $20.9 million of federal NOLs have indefinite lives. State NOLs of $6.0 million will expire at various dates from 2023 through 2043, and $18.1 million of state NOLs have indefinite lives. Canada NOLs of $0.8 million begin to expire in 2042.

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of all available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction-by-jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company’s management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the year ended December 31, 2023, the Company has provided a valuation allowance for certain deferred tax assets that are expected to be unrealized against the Company’s U.S. and Canada net deferred tax assets. The net change in the valuation allowance for the years ended December 31, 2023 and 2022 was an increase of $1.0 million and a decrease of $9.4 million, respectively.

The merger of Aspen Avionics with Holdings resulted in an ownership change in control as defined under Internal Revenue Code (“IRC”) Section 382. Therefore, Aspen Avionics’ NOLs are subject to an annual limitation. Aspen Avionics’ affected tax attribute(s) exceeded the fair market value assigned to its assets. Aspen Avionics’ acquired federal NOLs were reduced by $25.2 million to $32.6 million from $57.7 million. Aspen Avionics’ New Mexico state NOLs were reduced by $8.6 million to $10.7 million from $19.3 million.

Domestic net operating loss carryforwards are subject to an annual limitation as a result of multiple changes of ownership as defined under IRC Section 382. Federal NOLs of $13.5 million and state NOLs of $12.7 million originating after the most recent change are not subject to limitation. IRC §163(j) interest expense carryforwards have indefinite lives and are generally limited to an annual utilization limitation of thirty percent of adjusted taxable income plus business interest income. California net operating loss deductions are limited to a member’s contribution to combined California taxable income. The Company has reduced its federal and New Mexico NOLs by the amount expected to be unavailable and expire unutilized as a result of any IRC §382 limitation.

The Company had no unrecognized tax benefits for the years ended December 31, 2023 or 2022. The Company recognizes interest and penalties related to unrecognized tax benefits in operating expenses. No such interest and penalties were recognized during the years ended December 31, 2023 and 2022.

The Company expects to file income tax returns in the United States, Canada and Denmark. As of December 31, 2023, Holdings’ tax years 2020 through 2022 remain open to examination. Prior to closing of the acquisitions, AIRO Drone, Agile Defense, and Jaunt were taxed as partnerships and, as a result, the Company is not responsible for pre-acquisition tax authority examinations. All of Aspen Avionics’ tax years remain open to examination. Coastal Defense’s tax years 2020 through 2022 remain open to examination. Denmark’s statute of limitations expires May 1st in the fourth calendar year following the end of the relevant accounting period, and therefore the 2020 through 2022 tax years remain open to tax examination.

20.	Related Party Transactions

Related party transactions include the following:

●	During 2022, Sky-Watch entered into a Credit Facility Agreement, which was subsequently amended, with Dangroup ApS, a stockholder, for a revolving line of credit of up to DKK 33.0 million ($4.7 million) that is due at the earlier of closing of the Business Combination or June 30, 2023. Interest is fixed at 12% per annum. The outstanding balance due on this credit facility was $1.6 million as of December 31, 2022 and was repaid during 2023.

F-44

●	Aspen Avionics has a Commercialization Agreement with Centro Italiano Richerche Aerospaziali S.c.p.A (“CIRA”), a stockholder of Aspen Avionics, whereby CIRA licensed certain technology to Aspen Avionics. As consideration for the license, CIRA will receive a royalty based on each unit sold by Aspen Avionics. In March 2020, Aspen Avionics entered into an agreement with CIRA to settle unpaid royalty amounts due under a development agreement. The Company owed $0.5 million to CIRA as of December 31, 2023 and 2022.

●	Aspen Avionics incurred expenses of $0.1 million and $0.2 million and earned immaterial revenues in the years ended December 31, 2023 and 2022, respectively, resulting from transactions with Accord Global, a stockholder. Expenses incurred relate primarily to engineering services provided to Aspen Avionics and per unit product support costs related to a manufacturing supply agreement. Aspen Avionics owed $0.2 million to Accord Global as of December 31, 2023 and 2022, related to such expenditures and had immaterial receivables as of December 31, 2023 and 2022, respectively.

●	As of December 31, 2023 and 2022, Coastal Defense had net receivables due from Failor Services, Inc. (“Failor”), which is owned by a stockholder of the Company, of $0.4 million and $0.3 million, respectively, which are included in “Related party receivables” on the consolidated balance sheets. No purchases were made from Failor during the period from the Coastal Defense acquisition date through December 31, 2023. Coastal Defense also pays for certain expenses on Failor’s behalf, which are reimbursable to Coastal Defense.

●

During the year ended December 31, 2022, the Company issued promissory notes to an employee and stockholders for total principal of $1.5 million. The notes mature 190 days following closing of the business combination with Kernel Group Holdings, Inc. (the “Maturity Date”). At the business combination closing, a one-time interest charge (the “Interest Charge”) shall be paid in shares of common stock of the post-combination company. Following the business combination closing, simple interest shall accrue at the rate of twelve percent (12%) per annum through the Maturity Date. These notes have an Interest Charge equal to 100% of the principal amount, and each lender shall be paid 110% of the principal amount, plus accrued interest, at the Maturity Date.

During the year ended December 31, 2023, the Company issued promissory notes to employees and stockholders for total principal of $1.6 million on terms similar to those notes issued in 2022. Notes totaling $0.9 million have an Interest Charge equal to 100% of the principal amount, and each lender shall be paid 110% of the principal amount, plus simple interest accruing at twelve percent (12%) per annum commencing on the closing date, at the Maturity Date. Notes totaling $0.5 million have an Interest Charge equal to 50% of the principal amount, and each lender shall be paid the principal amount, plus simple interest accruing at twelve percent (12%) per annum commencing on the closing date, at the Maturity Date. Notes totaling $0.2 million have an Interest Charge equal to 115% of the principal amount, and each lender shall be paid the principal amount, plus simple interest accruing at fifteen percent (15%) per annum commencing on the closing date, at the Maturity Date.

●	Coastal Defense entered into unsecured due on demand notes with two stockholders (the “Stockholder Notes”). Interest is charged at 7.00% per year. As of December 31, 2023 and 2022, the total outstanding balance of the Stockholder Notes was $1.0 million and $0.9 million, respectively. No specific repayment schedules have been determined.

F-45

21.	Subsequent Events

The Company has evaluated subsequent events through April 9, 2024, which represents the date the consolidated financial statements were available for issuance. Other than the items listed below, there were no subsequent events that would require adjustment to or disclosure in these consolidated financial statements.

In January 2024, the maturity date of the $19.4 million of debt related to the 2018, 2019 and 2022 Notes was extended to June 30, 2024.

In January 2024, the Company entered into a loan agreement and promissory note with Dangroup ApS, a former Sky-Watch shareholder, in the principal amount of $0.5 million. Interest accrues at a rate of 10.5% per annum, and the note matures on the earlier of the fifth business day following the Company’s business combination or July 1, 2024.

In January 2024 and February 2024, the Company, Kernel and the other parties to the Business Combination Agreement amended the Business Combination Agreement to revise the terms of the earnout provisions and remove the $5,000,001 net tangible assets closing condition.

From January through April 2024, the Company raised $1.8 million in the form of unsecured promissory notes with no collateral and no guarantees. Notes totaling $0.1 million accrue an interest charge equal to 100% of the principal amount, payable in shares of Company Common Stock immediately prior to closing of the business combination with Kernel with the principal due 190 days following closing plus twelve percent interest accruing from the closing date. Notes totaling $1.6 million accrue an interest charge equal to 150% of the principal amount, payable in shares of Company common stock immediately prior to closing of the business combination, with the principal due on the earlier of 190 days following closing and the date at which the Company closes at least $10 million in additional financing. The notes accrue interest at a rate of twelve percent per annum accruing from the closing date. An additional note totaling $0.1 million accrues an interest charge equal to 150% of the principal amount, payable in shares of Company Common Stock immediately prior to closing of the business combination with Kernel Group Holdings, with the principal due 190 days following closing plus twelve percent interest accruing from the closing date.

In March 2024, the Company amended the terms of the promissory note due to the former shareholders of Sky-Watch whereas the remaining principal balance of $6.8 million, plus accrued interest, is now payable no later than June 30, 2024. In addition, the amendment made the former shareholders of Sky-Watch eligible for an additional earnout payment in the amount of $1.0 million in the event that Sky-Watch achieves EBITDA of DKK 127,107,500 or above for fiscal year 2024. If earned, such earnout will be payable no later than five (5) business days following the issuance of the ordinary audit of the 2024 Sky-Watch financial statements.

In March 2024, the Carveout Plan was amended to extend the termination date to June 30, 2024.

F-46

AIRO Group Holdings, Inc.

Condensed Consolidated Balance Sheets

unaudited

	September 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash	$8,821,749	$4,117,875
Restricted cash	109,009	8,984,437
Accounts receivable, net	6,843,282	1,377,388
Related party receivables	731,288	445,033
Inventory	7,357,420	2,864,170
Prepaid expenses and other current assets	4,564,536	1,368,123
Total current assets	28,427,284	19,157,026
Property and equipment, net	7,029,307	10,132,103
Right-of-use operating lease assets	89,746	329,957
Goodwill	565,678,601	602,602,501
Intangible assets, net	96,656,344	105,054,245
Other assets	293,927	246,786
Total assets	$698,175,209	$737,522,618

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$17,448,558	$17,229,424
Related party payables	1,092,139	993,023
Accrued expenses	11,554,983	6,974,174
Operating lease liabilities, current	82,506	328,560
Deferred revenue	2,336,372	11,088,153
Related party borrowings	6,105,644	4,371,239
Revolving lines of credit	454,525	743,227
Current maturities of debt	26,505,970	25,014,151
Due to seller	16,610,213	18,766,921
Total current liabilities	82,190,910	85,508,872
Long-term debt, net of current maturities	500,000	500,000
Deferred compensation	10,988,366	9,327,168
Deferred tax liability	1,411,625	1,475,102
Long-term deferred revenue	12,924	14,649
Operating lease liabilities, noncurrent	9,081	8,853
Other long-term liabilities	50,000	50,000
Contingent consideration	42,782,276	45,182,276
Total liabilities	137,945,182	142,066,920

Commitments and contingencies (Note 10)

Stockholders’ equity:
Common stock, $0.000001 par value; 35,000,000 shares authorized; 27,858,276 shares issued and outstanding as of September 30, 2024 and December 31, 2023	28	28
Additional paid-in capital	764,569,473	763,975,884
Stockholder loan	(5)	(5)
Accumulated other comprehensive income (loss)	1,359,633	(761,163)
Accumulated deficit	(205,699,102)	(167,759,046)
Total stockholders’ equity	560,230,027	595,455,698
Total liabilities and stockholders’ equity	$698,175,209	$737,522,618

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-47

AIRO Group Holdings, Inc.

Condensed Consolidated Statements of Operations

unaudited

	Nine months ended September 30,
	2024	2023
Revenue	$47,205,649	$32,219,890
Cost of revenue	16,661,748	13,169,924
Gross profit	30,543,901	19,049,966

Operating expenses:
Research and development	9,576,867	8,891,974
Sales and marketing	4,217,556	3,802,832
General and administrative	12,279,659	13,910,224
Goodwill impairment	37,994,000	-
Total operating expenses	64,068,082	26,605,030
Loss from operations	(33,524,181)	(7,555,064)
Other income (expense):
Interest expense, net	(2,917,364)	(1,553,054)
Other income (expense), net	2,312,872	(19,590,775)
Total other expense	(604,492)	(21,143,829)
Loss before income tax expense	(34,128,673)	(28,698,893)
Income tax expense	(3,811,383)	-
Net loss	$(37,940,056)	$(28,698,893)

Net loss per share - basic and diluted	$(1.36)	$(1.03)

Weighted-average number of common shares used in computing net loss per share, basic and diluted	27,858,276	27,858,276

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-48

AIRO Group Holdings, Inc.

Condensed Consolidated Statements of comprehensive loss

unaudited

	Nine months ended September 30,
	2024	2023
Net loss	$(37,940,056)	$(28,698,893)
Other comprehensive income (loss):
Foreign currency translation, net of tax	2,120,796	(1,714,591)
Total other comprehensive income (loss)	2,120,796	(1,714,591)
Comprehensive loss	$(35,819,260)	$(30,413,484)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-49

AIRO Group Holdings, Inc.

Condensed Consolidated Statements of Stockholders’ Equity

unaudited

	Common Stock		Additional Paid-In	Stockholder	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Loan	Income (Loss)	Deficit	Equity
Balance as of January 1, 2024	27,858,276	$28	$763,975,884	$(5)	$(761,163)	$(167,759,046)	$595,455,698
Stock-based compensation	-	-	593,589	-	-	-	593,589
Foreign currency translation adjustment	-	-	-	-	2,120,796	-	2,120,796
Net loss	-	-	-	-	-	(37,940,056)	(37,940,056)
Balance as of September 30, 2024	27,858,276	$28	$764,569,473	$(5)	$1,359,633	$(205,699,102)	$560,230,027

	Common Stock		Additional Paid-In	Stockholder	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Loan	Loss	Deficit	Equity
Balance as of January 1, 2023	27,858,276	$28	$762,160,659	$(5)	$(3,861,000)	$(135,302,623)	$622,997,059
Stock-based compensation	-	-	1,450,086	-	-	-	1,450,086
Foreign currency translation adjustment	-	-	-	-	(1,714,591)	-	(1,714,591)
Net loss	-	-	-	-	-	(28,698,893)	(28,698,893)
Balance as of September 30, 2023	27,858,276	$28	$763,610,745	$(5)	$(5,575,591)	$(164,001,516)	$594,033,661

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-50

AIRO Group Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

unaudited

	Nine months ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(37,940,056)	$(28,698,893)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation	593,589	1,450,086
Provision for (recovery of) credit losses	(5,089)	4,171
Non-cash interest	2,376,023	456,433
Depreciation and amortization	9,477,944	9,533,902
Accretion of deferred compensation assumed	-	478,993
Amortization of right-of-use lease assets	239,185	358,406
Change in fair value of contingent consideration	(2,400,000)	19,608,914
Change in deferred taxes	(72,997)	-
Goodwill impairment	37,994,000	-
Changes in operating assets and liabilities:
Accounts receivable	(5,315,294)	(1,685,587)
Related party receivables	(286,255)	(46,595)
Prepaid expenses and other assets	(2,881,651)	(341,694)
Inventory	(4,357,826)	283,690
Accounts payable, accrued expenses and other long-term liabilities	7,211,234	5,382,621
Related party payables	136,205	24,959
Lease liabilities	(245,826)	(356,986)
Deferred revenue	(8,637,649)	12,273,069
Deferred compensation	1,661,198	1,204,901
Net cash (used in) provided by operating activities	(2,453,265)	19,930,390
Cash flows from investing activities:
Purchase of property and equipment and investment in intangible assets	(551,119)	(485,711)
Net cash used in investing activities	(551,119)	(485,711)
Cash flows from financing activities:
Change in lines of credit	(281,851)	(161,383)
Change in related party lines of credit	-	(1,616,067)
Proceeds from borrowings	1,800,000	1,159,500
Repayments on borrowings	(593,644)	(588,355)
Proceeds from related party borrowings	1,321,750	925,000
Repayments on related party borrowings	(25,000)	(25,000)
Debt issuance costs paid	(25,000)	(25,000)
Payment of contingent consideration	-	(3,010,000)
Payment to seller	(3,560,244)	(1,482,301)
Net cash used in financing activities	(1,363,989)	(4,823,606)
Effect of exchange rate changes	196,819	(677,245)
Net increase (decrease) in cash and restricted cash	(4,171,554)	13,943,828
Cash and restricted cash as of beginning of period	13,102,312	828,652
Cash and restricted cash as of end of period	$8,930,758	$14,772,480

Supplemental disclosures of non-cash information:
Financing of insurance premiums	$274,771	$268,899
Return of property previously included in accounts payable	$2,593,740	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-51

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies

Nature of Operations

AIRO Group Holdings, Inc., a Delaware corporation (“Holdings” or the “Company”) is a technologically differentiated aerospace, autonomy, and air mobility platform targeting 21st century aerospace and defense opportunities. The Company is organized into four operating segments: (i) Drones, (ii) Avionics, (iii) Training and (iv) Electric Air Mobility. The Drones segment develops, manufactures, and sells drones and will provide drone services, such as DaaS, for military and commercial end users. The Avionics segment develops, manufactures, and sells avionics for military and general aviation aircraft, drones, and electric vertical takeoff and landing (“eVTOL”) aircraft. The Training segment currently provides military pilot training and will provide commercial pilot training in the future. The Electric Air Mobility segment is developing a rotorcraft eVTOL for cargo and passenger use through the Company’s Jaunt brand for fixed route flights, on-demand trips, and cargo operations.

In October 2021, Holdings entered into agreements and plans of merger (the “Merger Agreements”) with AIRO Drone, LLC (“AIRO Drone”), Agile Defense, LLC (“Agile Defense”), Coastal Defense, Inc. (“Coastal Defense”), Jaunt Air Mobility, LLC (“Jaunt”), and Aspen Avionics, Inc. (“Aspen Avionics”). Holdings also entered into an equity purchase agreement (“Equity Purchase Agreement”) with Sky-Watch A/S (“Sky-Watch”). AIRO Drone, Agile Defense, Coastal Defense, Jaunt, Aspen Avionics and Sky-Watch together represent the “Merger Entities.” Under the Merger Agreements and Equity Purchase Agreement, the parties entered into a series of transactions in which Holdings would acquire all of the equity of the Merger Entities. Between February and April 2022, the acquisitions of the Merger Entities by Holdings were completed.

On March 3, 2023, the Company entered into a Business Combination Agreement, as amended by that certain First Amendment to the Business Combination Agreement, dated August 29, 2023, that certain Second Amendment to the Business Combination Agreement, dated January 16, 2024, that certain Third Amendment to the Business Combination Agreement, dated February 5, 2024, and that certain Fourth Amendment to the Business Combination Agreement, dated June 24, 2024, with Kernel Group Holdings, Inc., a Cayman Islands exempted company (“Kernel”), AIRO Group, Inc., a Delaware corporation (“ParentCo”), Kernel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of ParentCo, AIRO Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of ParentCo, VKSS Capital, LLC, a Delaware limited liability company, in the capacity as the representative for the stockholders of Kernel and ParentCo and also in the capacity as Kernel’s sponsor, and Dr. Chirinjeev Kathuria, in the capacity as the representative for the stockholders (the “Business Combination Agreement”), pursuant to which a series of transactions would have occurred that would have resulted in the Company becoming a wholly-owned subsidiary of ParentCo with ParentCo becoming a publicly listed company (collectively, the “BCA Transactions”). On August 5, 2024, the Business Combination Agreement was terminated and, as a result, none of the BCA Transactions were effectuated.

Consolidation and Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts of Holdings and its wholly owned subsidiaries, including Old AGI, Inc. f/k/a AIRO Group, Inc. (“AIRO Group”), AIRO Drone Agile Defense, Jaunt, Sky-Watch, Coastal Defense, and Aspen Avionics. All intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of such interim results. The condensed consolidated balance sheet as of December 31, 2023 has been derived from the audited consolidated financial statements as of that date, but do not include all of the information and footnotes required by U.S. GAAP for complete financial statements as of an annual date.

The results for the unaudited interim condensed consolidated statements of operations are not necessarily indicative of results to be expected for the year ending December 31, 2024 or for any future interim period. The unaudited interim condensed consolidated financial statements do not include all of the disclosures required by U.S. GAAP for complete financial statements. The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023 and notes thereto.

F-52

Liquidity and Management’s Plans

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception. As of September 30, 2024, the Company had cash and restricted cash of $8.9 million, of which $0.1 million was either restricted or was designated to only being used for Sky-Watch operations, and a working capital deficit of $53.8 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is actively seeking additional funding through equity and debt financing. There can be no assurance that additional financing will be available at terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations, raise additional capital and reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The accompanying condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These judgments, estimates and assumptions are used to determine litigation and claims and other asset and liability amounts. The Company bases its estimates and judgments on historical experience along with other pertinent information available at the time the estimate is made. However, future events are subject to change and the estimates and judgments may require adjustments. Actual results could differ from these estimates, and these differences may be material.

Business Combinations and Asset Acquisitions

The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of the consideration transferred over the fair value of assets acquired and liabilities assumed on the acquisition date. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed, these estimates are inherently uncertain and subject to refinement. Examples of estimates and assumptions in valuing certain of the intangible assets and goodwill the Company has acquired include, but are not limited to, future expected cash flows from acquired developed technologies, customer relationships, and tradenames. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

The authoritative guidance allows a measurement period of the purchase price allocation that ends when the entity has obtained all relevant information about facts that existed at the acquisition date, and that cannot exceed one year from the date of acquisition. As a result, during the measurement period the Company may record adjustments to the fair values of assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon conclusion of the measurement period or final determination of the values of the assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments will be recorded to the condensed consolidated statements of operations.

F-53

Where the purchase of an entity or net assets does not meet the definition of a business, the Company accounts for the transaction as an asset acquisition. In an asset acquisition, the purchase price is allocated to the net assets acquired on a relative fair value basis, and no goodwill is recognized in the transaction. Direct costs for asset acquisitions are generally considered part of the purchase price.

Business Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. Cash is maintained with financial institutions and the composition and maturities are regularly monitored by management. Deposits at any time may exceed federally insured limits. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. A large portion of the Company’s sales result in partial prepayments prior to shipment from customers. Otherwise, customer invoices generally have payment terms of net 30 days and do not have a significant financing component.

The Company’s operational structure includes an existing operating business and early-stage businesses in emerging and developing markets that are concentrated in an industry characterized by rapid technological advances, changes in customer requirements, and evolving regulatory requirements and industry standards. Any significant delays in the development or introduction of products or services, or any failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements, or changes in regulatory requirements or industry standards, could have a material adverse effect on the Company’s business and operating results.

The Company’s business, results of operations, and financial condition for the foreseeable future will likely continue to depend on sales to a relatively small number of customers. In the future, these customers may decide not to purchase the Company’s products, may purchase fewer products than in previous years, or may alter their purchasing patterns. Further, the amount of revenue attributable to any single customer or customer concentration generally may fluctuate in any given period. In addition, a decline in the production levels of one or more of the Company’s major customers could reduce revenue. The loss of one or more key customers, a reduction in sales to any key customer, or the Company’s inability to attract new significant customers could negatively impact revenue and adversely affect the Company’s business, results of operations, and financial condition.

Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less from the date of purchase to be cash equivalents. The Company had no cash equivalents as of September 30, 2024 and December 31, 2023.

Restricted Cash

The Company had $0.1 million and $9.0 million in restricted cash as of September 30, 2024 and December 31, 2023, respectively. As of September 30, 2024 and December 31, 2023, restricted cash was primarily deposits from a customer contract that have been placed in an escrow account to be released upon shipment of orders.

Accounts Receivable, Net

Accounts receivable are reported on the accompanying condensed consolidated balance sheets at the gross outstanding amount adjusted for a provision for credit losses. The Company determines the provision for credit losses by regularly evaluating expected loss as well as individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. As of September 30, 2024 and December 31, 2023, the Company provided a provision for credit losses of $0.1 million for amounts that may ultimately be uncollectible. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

F-54

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is primarily determined based on standard cost and approximates actual cost on a first-in, first-out basis. Work-in-process and finished goods include materials, labor and allocated overhead. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. Reductions to the carrying value of inventory are charged to cost of revenue and a new, lower cost basis for that inventory is established. Subsequent changes to facts or circumstances do not result in the restoration or increase in the related inventory value. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting, and other third-party fees that are directly associated with in-process equity issuances as deferred offering costs until such equity issuances are consummated. After consummation of the equity issuance, these costs are recorded as a reduction in the capitalized amount associated with the equity issuance. Should the equity issuance be delayed or abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the condensed consolidated statements of operations. During the nine months ended September 30, 2024, $0.1 million of deferred offering costs were capitalized and included in prepaid expenses and other current assets on the condensed consolidated balance sheets.

Fair Value Measurements

The Company applies the requirements of the fair value measurements framework, which establishes a hierarchy for measuring fair value and requires enhanced disclosures about fair value measurements. The fair value measurement guidance clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement guidance also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy in which these assets and liabilities must be grouped based on significant levels of inputs as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:	Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.
Level 3:	Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a summary of the financial liabilities measured at fair value on a recurring basis by caption and by level within the fair value hierarchy as of September 30, 2024 and December 31, 2023:

	Fair value as of September 30, 2024
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration	$-	$-	$42,782,276	$42,782,276
Total financial liabilities	$-	$-	$42,782,276	$42,782,276

	Fair value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities:
Debt	$-	$-	$19,426,848	$19,426,848
Contingent consideration	-	-	45,182,276	45,182,276
Total financial liabilities	$-	$-	$64,609,124	$64,609,124

There were no financial assets measured at fair value on a recurring basis as of September 30, 2024 and December 31, 2023. There were no transfers between Levels 1, 2, or 3 within the fair value hierarchy during the year ended December 31, 2023.

Debt

As discussed in Note 2. Revolving Lines of Credit and Long-Term Debt, the Company modified certain debt arrangements as of March 31, 2022. The debt was recorded at present value to estimate the fair value of the debt obligation as of December 31, 2023. The effective interest rate in the fair value shown above for December 31, 2023 was 12.5%. Since the debt was fully accreted to its expected value during the nine months ended September 30, 2024, the debt is no longer measured at fair value on a recurring basis and was transferred out of Level 3 fair value measurements.

F-55

Contingent Consideration

As of September 30, 2024 and December 31, 2023, the contingent consideration includes an obligation assumed from the Jaunt acquisition that is contingent on future cash receipts and promissory notes issued in conjunction with the acquisitions of Agile Defense, Airo Drone, and Coastal Defense.

The contingent consideration liabilities are measured at fair value on a recurring basis for which there was no available quoted market prices or principal markets. The inputs for this measurement were unobservable and were, therefore, classified as Level 3 inputs.

The Jaunt Contingent Arrangement was valued using discounted cash flow models. As of September 30, 2024 and December 31, 2023, the significant inputs included discount factors ranging from 20% to 45% and a 67% initial public offering (“IPO”) likelihood to arrive at a total fair value of $33.4 million and $35.8 million, respectively.

The fair value of the contingent consideration promissory notes issued to the former equity holders of Agile Defense, AIRO Drone and Coastal Defense totaled $9.4 million as of September 30, 2024 and December 31, 2023. Valuations were based on a 67% probability of an IPO closing and a discount rate of 3% as of September 30, 2024 and December 31, 2023 based on proximity to an estimated closing date.

As of January 1, 2023, the contingent consideration liabilities included an earnout liability with a fair value of $5.9 million and a promissory note issued in conjunction with the acquisition of Sky-Watch with a fair value of $7.8 million. During the first quarter of 2023, the contingent promissory note was amended such that it was payable no later than December 31, 2023. As the contingency was resolved, the difference between the December 31, 2022 fair value of $7.8 million and the face value of the promissory note of $12.9 million was recorded to other expense, net during the nine months ended September 30, 2023 and the $12.9 million liability was reclassed to due to seller. See Note 12 for additional considerations related to due to seller.

The Sky-Watch earnout liability was originally payable up to $6.5 million, of which up to a maximum of $3.0 million was payable on a dollar-for-dollar basis on revenue earned within the first two-year anniversary of the acquisition and $3.5 million would become due and payable if Sky-Watch earned a minimum of $13.8 million in revenue during the period from the acquisition date through June 2024. In December 2022, the Equity Purchase Agreement entered into between the Company and the former shareholder of Sky-Watch was amended to increase the second earnout amount to $7.5 million and to extend the earnout period to include the full fiscal year periods of 2022 through 2024. In March 2023, the Equity Purchase Agreement was further amended to add a third earnout of $4.0 million if revenue during the full fiscal year periods of 2022 through 2024 reaches $17.0 million. During the nine months ended September 30, 2023, the change in fair value related to this earnout totaled $8.7 million. As of December 31, 2023, the earnout liability was recorded to the full amount owed net of $3.0 million in payments made to date totaling $11.5 million and was classified as due to seller as all contingencies had been resolved. See Note 12 for additional considerations related to due to seller.

F-56

The changes in fair value of the Level 3 financial liabilities for the nine months ended September 30, 2024 and 2023 were as follows:

		Contingent
	Debt	Consideration
Balance as of January 1, 2024	$19,426,848	$45,182,276
Change in fair value	13,672	(2,400,000)
Transfer out	(19,440,520)	-
Balance as of September 30, 2024	$-	$42,782,276

Balance as of January 1, 2023	$19,098,741	$54,807,319
Change in fair value	246,081	19,164,957
Settlement	-	(3,010,000)
Transfers to due to seller liability	-	(24,380,000)
Balance as of September 30, 2023	$19,344,822	$46,582,276

The change in the fair value of the debt, which represents the amortization of the debt discount is included in “Interest expense, net” on the condensed consolidated statements of operations. The change in the fair value of the contingent consideration for 2023 includes the effect of translating the contingent consideration with Sky-Watch from local currency to reporting currency and is included in “Other expense, net” on the condensed consolidated statements of operations.

Fair Value of Financial Instruments

The carrying value of accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses approximate fair value due to the short time to maturity. The carrying value of the Company’s borrowings approximates fair value based on current rates available to the Company.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability approach method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the condensed consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases, as well as for net operating losses and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more-likely-than-not to be realized.

F-57

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will more-likely-than-not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year. Interest and penalties, if applicable, are recorded in the period assessed as income tax expense. No interest or penalties have been accrued for as of September 30, 2024 or December 31, 2023.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is provided primarily utilizing the straight-line method for condensed consolidated financial statement purposes at rates based on the following useful lives:

Aircraft equipment	5 - 20 years
Machinery and equipment	2 - 15 years
Furniture and fixtures	3 - 10 years
Leasehold improvements	The shorter of the useful life or term of the lease
Software	3 - 7 years

Additions, improvements, and expenditures that significantly add to the productivity or extend the economic life of assets are capitalized. Any amounts incurred as recurring expenditures or that do not extend or improve the economic life of the asset are expensed as incurred.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill is not amortized and is tested at the reporting unit level for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has selected October 1st as the date to perform its annual impairment test. In the valuation of goodwill, management must make assumptions regarding estimated future cash flows to be derived from the Company’s business. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment for these assets. Management may first evaluate qualitative factors to assess if it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount and to determine if an impairment test is necessary. Management may choose to proceed directly to the evaluation, bypassing the initial qualitative assessment. The impairment test involves comparing the fair value of the reporting unit to which goodwill is allocated to its net book value, including goodwill. A goodwill impairment loss would be the amount by which a reporting unit’s carrying value exceeds its fair value, however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. See Note 5 for additional considerations related to goodwill impairment recorded in 2024.

Definite-lived Intangible Assets

The Company performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price of the acquired business to the respective net tangible and intangible assets. The Company determines the appropriate useful life by performing an analysis of expected cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives using the straight-line method which approximates the pattern in which the economic benefits are consumed. The Company capitalizes third-party legal costs and filing fees, if any, associated with obtaining patents. Once the patent asset has been placed in service, the Company amortizes these costs over the shorter of the asset’s legal life, generally 20 years from the initial filing date, or its estimated economic life using the straight-line method.

F-58

The estimated useful lives for the Company’s intangible assets are as follows:

Estimated useful life
Developed technology	8 to 13 years
Tradenames - definite-lived	4 to 8 years
Customer relationships	3 to 7 years
Patents	up to 20 years

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If such evaluation indicates that the carrying amount of the asset or the asset group is not recoverable, any impairment loss would be equal to the amount the carrying value exceeds the fair value. See Note 6 for additional considerations related to impairment.

Revenue Recognition

The Company recognizes revenue when, or as, it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company accounts for a contract with a customer when there is a legally enforceable contract, the rights of the parties are identified, the contract has commercial terms, and collectibility of the contract consideration is probable.

For certain sales, the Company has contracts with customers that include multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately, by allocating the contract’s total transaction price to each performance obligation in an amount based on the relative standalone selling price (“SSP”) of each distinct good or service in the contract. The Company determines the SSP based on its overall pricing objectives, taking into consideration market conditions. Determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is recognized when control of the promised services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. The Company’s contracts do not include highly variable components. The timing of revenue recognition, billings, and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities). The costs to obtain contracts, primarily commission expenses, are expensed when incurred.

Amounts that are invoiced are recorded in accounts receivable and revenues or deferred revenue, depending on whether the revenue recognition criteria have been met. A large portion of the Company’s sales result in partial prepayments prior to shipment from customers. Otherwise customer invoices generally have payment terms of net 30 days and do not have a significant financing component.

The Company’s revenues are derived from various sources: (i) avionics products consisting primarily of hardware with embedded firmware sold to an authorized dealer network and avionics and global navigation satellite system technologies (“GNSS”) products sold to original equipment manufacturers (“OEMs”), (ii) research and development (“R&D”) projects, (iii) sales-based royalties related to GNSS technology licensed to OEMs, (iv) consultation and training services related to aerial integration and close air support providing the latest tactics, technique, and procedures (“TTP”) to incorporate contract close air support/intelligence surveillance reconnaissance (“CCAS/ISR”) with video downlink systems into tactical operations, (v) technology and equipment sales (vi) mini unmanned aerial systems (“MUAS” or “commercial drones”) sales, including hardware, software, training, support and product service, and (vii) drone services, including surveys, imaging, security, and other drone applications.

F-59

The Company expenses costs to obtain a contract as incurred when the amortization period is one year or less.

In general, revenue is disaggregated by segment and geography. See Note 11. Segment Information.

Product Revenue

Product revenue, which includes avionics, MUAS/commercial drones and other equipment sales, is recognized upon the transfer of control of promised products to the customer in an amount that depicts the consideration the Company is entitled to for the related products. Product revenue is recognized upon shipment or delivery and title and risk of loss have transferred to the customer.

Service and Extended Warranty Revenue

Service revenue includes drone services, support, training, consultations, and out-of-warranty repairs. Revenue from services rendered is recognized over time in amounts that correspond directly with the value to the customer when performance is completed. Support revenue is recognized on a straight line basis over the support period, which is generally one year.

Extended warranties are service-type warranties and are typically sold under separate contracts. Revenue for those extended warranties is recognized over the contractual service period, which is typically two or three years.

Research and Development Contracts

Revenue from engineering development projects is recognized over a period of time based on the input method and is measured by the percentage of total labor and materials cost incurred to date to estimated total labor and materials cost at completion for each contract. The input method of accounting involves considerable use of estimates in determining revenues, costs, and profits and in assigning the amounts to accounting periods; as a result, there can be a significant disparity between earnings as reported and actual cash received by the Company during any reporting period.

Sales-based Royalties

Revenue for sales-based royalties is recognized at a point in time as subsequent sales occur.

The following table summarizes the revenue recognition based on time periods:

	Nine Months ended September 30,
	2024	2023
Point in time	$44,681,901	$31,949,983
Over time	2,523,748	269,907
	$47,205,649	$32,219,890

The contract liabilities as of September 30, 2024 and December 31, 2023 were $2.3 million and $11.1 million, respectively. The majority of contract liabilities are expected to be recognized as revenue through 2025. The Company had no significant contract assets as of September 30, 2024 and December 31, 2023. During the nine months ended September 30, 2024, the Company recognized $10.3 million in revenue previously included in contract liabilities as of December 31, 2023.

Cost of Revenue

Cost of revenue includes labor cost and direct material cost, including freight and duties. Indirect production costs comprise of consumables, cost of sales freight, quality related costs and production maintenance costs are also included in cost of revenue.

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Shipping and Handling

Shipping charges billed to customers are included in revenue and related costs are included in cost of revenue.

Research and Development

Research and development costs are expensed when incurred.

Product Warranty

Drone Product Warranty

The Company provides a one-year warranty on certain drone sales provided the customer enters into a one-year service-and-support contract. Estimated future warranty obligations related to those products are recorded as a component of cost of revenue in the condensed consolidated statements of operations at the time of sale.

Avionics Product Warranty

The Company establishes warranty reserves based on estimates of avionics product warranty return rates and expected costs to repair or to replace the avionics products under warranty. The warranty provision is recorded as a component of cost of revenue in the condensed consolidated statements of operations. The Company does not offer returns unless special circumstances exist and the return is approved by the Company.

Stock-Based Compensation

The Company recognizes compensation expense for stock-based awards based on the grant-date estimated fair value of the awards. Options and restricted stock awards may be granted as time-based awards, performance-based awards or combinations of the time-based and performance-based awards. The Company expenses the fair value of its options to employees and non-employees on a straight-line basis over the associated service period for time-based awards, which is generally the vesting period. The performance-based awards begin their period of ratable vesting at the time that the Company determines that the achievement of the performance thresholds is probable. The Company accounts for forfeitures as they occur and does not estimate forfeitures at the time of grant. Ultimately, the actual expense recognized over the vesting period will be for only those options that vest.

Comprehensive Loss

Comprehensive loss generally represents all changes in the equity of a business except those resulting from investments or contributions by stockholders. Unrealized gains and losses on foreign currency translation adjustments, net of tax are included in the Company’s components of comprehensive loss, which are excluded from net loss.

Lease Accounting

At contract inception, the Company determines whether the contract is, or contains, a lease and whether the lease should be classified as an operating or a financing lease and reassesses that conclusion if the contract is modified. Operating leases are recorded in operating lease right-of-use (“ROU”) assets, lease liability, current and lease liability, noncurrent on the condensed consolidated balance sheets. The Company did not have any finance leases during the periods presented.

The Company recognizes operating lease ROU assets and operating lease liabilities based on the present value of the future minimum lease payments over the lease term at commencement date. The lease ROU asset is reduced for tenant incentives, if any, and excludes any initial direct costs incurred, if any. The Company uses its incremental borrowing rate based on the information available at commencement date to determine the present value of future payments and the appropriate lease classification. In determining the inputs to the incremental borrowing rate calculation, the Company makes judgments about the value of the leased asset, its credit rating and the lease term including the probability of its exercising options to extend or terminate the underlying lease. The Company defines the initial lease term to include renewal options determined to be reasonably certain. If the Company determines the option to extend or terminate is reasonably certain, it is included in the determination of lease assets and liabilities. The Company reassesses the lease term if and when a significant event or change in circumstances occurs within the control of the Company, such as construction of significant leasehold improvements that are expected to have economic value when the option becomes exercisable.

F-61

The Company recognizes a single lease cost on a straight-line basis over the term of the lease, and the Company classifies all cash payments within operating activities in the condensed consolidated statements of cash flows.

The Company has lease agreements with lease and non-lease components, which it has elected to not combine for all asset classes. In addition, the Company does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less of all asset classes.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is based on the treasury stock method and computed by dividing net loss available to common stockholders by the diluted weighted-average shares of common stock outstanding during each period. The potentially dilutive shares are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when the effect is dilutive.

The potentially dilutive shares of common stock that have been excluded from the calculation of net loss per share because of the anti-dilutive effect are as follows as of September 30:

	2024	2023
Outstanding stock options	519,131	605,236
Warrants to purchase common stock	112,246	112,246
Contingent restricted stock awards	431,818	431,818
Potential stock issuable for contingent interest payment	957,091	230,379
Potential shares issuable under debt conversion agreements	3,753,244	-
Total anti-dilutive securities	5,773,530	1,379,679

The number of potentially dilutive shares is based on the maximum number of shares issuable on exercise or conversion of the related securities as of the period end. Such amounts have not been adjusted for the treasury stock method or weighted-average outstanding calculations as required if the securities were dilutive.

Debt Discounts

Debt issuance costs are presented as a discount to the related debt and are amortized over the term of the related loan for which the fees were incurred using the straight-line method, which approximates the effective interest method.

Foreign Currency

The functional currency of the Company’s foreign subsidiary is its local currency. As such, assets and liabilities are translated to U.S. dollars at the exchange rates on the date of consolidation and related revenues and expenses are generally translated at average exchange rates prevailing during the period included in results of operations. Adjustments resulting from foreign currency translation are recorded in accumulated other comprehensive income (loss) on the condensed consolidated balance sheets. Foreign currency transaction gains and losses are included in other expense, net on the condensed consolidated statements of operations. Losses from foreign currency transactions were not significant for the nine months ended September 30, 2024 and 2023.

F-62

Recent Accounting Pronouncements

On August 5, 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06 Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The Company adopted the new standard on January 1, 2024 and the adoption did not have a material impact on the condensed consolidated financial statements.

On October 28, 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers which amends Accounting Standards Codification (“ASC”) 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The Company adopted the new standard on January 1, 2024 which did not have a material impact on the condensed consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 and requires retrospective application to all prior periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the impact of the new standard on the condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU is intended to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU’s amendments are effective for public business entities for annual periods beginning after December 15, 2024. Entities are permitted to early adopt the standard for annual financial statements that have not yet been issued or made available for issuance. Adoption is either prospectively or retrospectively. The Company will adopt this ASU on a prospective basis. The Company is currently evaluating the impact of the new standard on the condensed consolidated financial statements and related disclosures.

2.	Revolving Lines of Credit and Long-Term Debt

Revolving Lines of Credit

In February 2020, Aspen Avionics entered into a Loan and Security Agreement for an asset-based loan facility (the “Facility”) with Crestmark, a Division of Pathward (formerly known as Metabank), with a maximum advance limit of $2.5 million. The Facility is due on demand. The Facility carries variable interest at the greater of 9% or prime plus 4.25% (12.25% and 12.75% as of September 30, 2024 and December 31, 2023, respectively) and is collateralized by substantially all assets of Aspen Avionics. Cash receipts of Aspen Avionics are submitted to a lockbox, which is subject to a control agreement whereby all cash receipts are received by the lender and applied against the balance of the loan. Aspen Avionics obtains additional advances on the Facility based on eligible accounts receivable and inventory collateral.

The terms of the Facility include reporting requirements and a tangible net worth covenant, which Aspen Avionics was not in compliance with as of September 30, 2024 or December 31, 2023. In May 2024, the lender waived compliance with the tangible net worth threshold. The Facility is guaranteed by three subsidiaries of Aspen Avionics: Accord Technology, LLC, Accord Software and Systems, Inc., and AvValues, LLC.

As of September 30, 2024 and December 31, 2023, the outstanding balance on the Facility, net of unamortized debt issuance costs, was $0.2 million and $0.3 million, respectively. In October 2024, Aspen Avionics terminated the Facility and repaid the Facility in full.

F-63

In November 2018, Coastal Defense obtained two variable rate non-disclosable revolving lines of credit of up to $0.5 million and $0.2 million, due on demand, from First Citizens Community Bank (“FCCB”). These arrangements are collateralized by aircraft security agreements, assignments of life insurance, an assignment of a deposit account, and commercial security agreements dated November 15, 2018, and all associated financing statements. Interest was initially set at the prime rate as published in the Wall Street Journal plus 0.50 percentage points. Commencing in 2022, the Company was in default on these facilities, resulting in an additional 4% in interest per annum. The annual interest rate was 12.5% and 13% as of September 30, 2024 and December 31, 2023, respectively. Jeffrey F. Parker, Coastal Defense’s Vice-President, Treasurer, and stockholder of Holdings; Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, Coastal Defense’s President and stockholder of Holdings; have guaranteed these notes. As part of the Coastal Defense acquisition, the maturity dates of these notes were modified to be in 2022 as opposed to the original maturity date in 2069. No withdrawals were made during the nine months ended September 30, 2024, the year ended December 31, 2023. The total amount outstanding on the lines of credit as of September 30, 2024 and December 31, 2023 was $0.2 million and $0.5 million, respectively.

The two lines of credit with FCCB contain certain financial covenants. As of September 30, 2024 and December 31, 2023, the Company was not in compliance with these financial covenants. The lines of credit are due on demand and are shown as a current liability under “Revolving lines of credit” on the condensed consolidated balance sheets.

Current Maturities of Debt and Long-Term Debt

Current maturities of debt and long-term debt consist of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023

First Citizens Community Bank 2018	$238,098	$535,041
Bridge Loans	5,409,500	3,609,500
Muncy Bank & Trust Company 2021-1	651,000	651,000
Muncy Bank & Trust Company 2021-2	450,000	450,000
SBA COVID-19 Economic Injury Disaster Loan (“EIDL”)	500,000	500,000
Financed Insurance Premiums	250,219	185,619
First Citizens Community Bank 2019-1	34,867	81,729
First Citizens Community Bank 2019-2	31,766	74,414
2022 Notes	2,066,396	2,066,396
2019 Notes	5,022,353	5,022,353
2018 Notes	12,351,771	12,351,771
	27,005,970	25,527,823
Less: unamortized debt discount	-	(13,672)
Less: current maturities of long-term debt	(26,505,970)	(25,014,151)
Long-term debt, net of current maturities	$500,000	$500,000

Aggregate maturities required on long-term debt as of September 30, 2024 are due in future years as follows:

Amount
2024 (remaining)	$26,505,970
2025	-
2026	-
2027	6,974
2028	10,891
Thereafter	482,135
Total	$27,005,970

F-64

First Citizens Community Bank 2018

On November 15, 2018, Coastal Defense entered into a $2.6 million note payable agreement with FCCB. This arrangement is collateralized by aircraft security agreements, assignments of life insurance, an assignment of a deposit account, a commercial security agreement dated November 15, 2018, and all associated financing statements. The loan includes a provision for a prepayment penalty in the amount of 5% on the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three, and 2% of the current principal balance in year four. The loan requires that Coastal Defense maintain a debt service coverage ratio of 1.20 to 1.00 and had an initial interest rate of 5.75% per year. As part of the Coastal Defense acquisition, the maturity dates of these notes were modified to be in 2022 as opposed to the original maturity date in 2023. As of September 30, 2024 and December 31, 2023, Coastal Defense was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Current maturities of debt” on the condensed consolidated balance sheets. As of September 30, 2024 and December 31, 2023, the interest rate was 10.49% per year. Civil actions were filed against Coastal Defense and individual guarantors in the Tioga County Court, State of Pennsylvania, in July 2023. The claimant, FCCB, alleges that payment under certain promissory notes is due, and FCCB seeks recovery of the outstanding amounts. FCCB obtained judgments against all named defendants. The Company has negotiated forbearance agreements to prevent FCCB from enforcing the judgments through January 24, 2025. Jeffrey F. Parker, Coastal Defense’s Vice President and Treasurer and stockholder of Holdings; the estate of Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, Coastal Defense’s President and stockholder of Holdings have guaranteed this note.

Bridge Loans

Since May 2022, the Company has issued unsecured promissory notes, with no collateral or guarantees, to third parties for purposes of funding its operations. The principal balance of these notes was $5.4 million and $3.6 million as of September 30, 2024 and December 31, 2023, respectively. Prior to August 2024, interest as described below was payable in shares immediately prior to the Closing of the BCA Transactions and principal amounts were due within a certain number of days following the closing of the BCA Transactions. During the third and fourth quarter of fiscal 2024, the notes below except for $1.8 million, were amended such that interest would be payable in shares at the closing of an IPO (“Closing Date”) and the principal amounts due would be payable within the same number days subsequent to the closing of an IPO as stated in the prior amended note agreements. Bridge Loans are primarily made up of the following as of September 30, 2024:

Notes totaling $1.9 million, as amended, accrue an interest charge equal to 100% of the principal amount, payable in shares of common stock at the Closing Date, with 110% of the principal paid 190 days following the Closing Date plus 12% interest per annum accruing from the Closing Date. Notes totaling $1.1 million, as amended, accrue an interest charge equal to 100% of the principal amount, payable in shares of common stock at the Closing Date, with 110% of the principal paid at the earlier of 190 days following the Closing Date or December 31, 2024 plus 12% interest per annum accruing from the Closing Date. Notes totaling $0.5 million accrue an interest charge equal to 50% of the principal amount, payable in shares of common stock at the Closing Date with 100% of the principal paid 190 days following the Closing Date plus 12% interest per annum accruing from the Closing Date. Notes totaling $1.3 million included a one-time interest charge equal to 100% of the aggregate principal amount, payable in shares of the Company’s common stock at the Closing Date, with 100% of the principal due and payable on the earlier of (i) 190 days following the Closing Date and (ii) the closing on a financing transaction of at least $10 million. Notes totaling $0.1 million accrue an interest charge equal to 150% of the principal amount, payable in shares of the Company’s common stock at the Closing Date, with the principal to be paid 190 days following the Closing Date and accruing interest at a rate of 12% interest per annum from the Closing Date. Notes totaling $0.3 million accrue an interest charge equal to 150% of the principal amount, payable in shares of common stock at the Closing Date, with the principal due on the earlier of 190 days following the Closing Date, August 5, 2024 or the date at which the Company closes at least $10 million in additional financing, plus 12% interest per annum accruing from the Closing Date. The Company is attempting to amend these agreements to extend the maturity date. Notes totaling $0.1 million accrue an interest charge equal to 125% of the principal amount, payable in shares of common stock on the Closing Date, with 100% of the principal paid 190 days following the Closing Date plus 12% interest per annum accruing from the Closing Date.

First Citizens Community Bank 2019-1

On February 25, 2019, Coastal Defense entered into a $0.2 million note payable agreement with FCCB with an initial interest rate of 5.75% per year. The loan is collateralized by aircraft security agreements, an assignment of life insurance, an assignment on a deposit account, commercial security agreements dated February 25, 2019, and all associated financing statements. The loan includes a provision for a prepayment penalty in the amount of 5% of the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three and 2% of the current principal balance in year four. The loan requires that Coastal Defense maintain a debt service coverage ratio of 1.20 to 1.00. As part of the Coastal Defense acquisition, the maturity dates of these notes were modified to be in 2022 as opposed to the original maturity date in 2026. As of September 30, 2024 and December 31, 2023, Coastal Defense was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Current maturities of debt” on the condensed consolidated balance sheets as of September 30, 2024 and December 31, 2023. As of September 30, 2024 and December 31, 2023, the interest rate was 10.49% per year. Civil actions were filed against Coastal Defense and individual guarantors in the Tioga County Court, State of Pennsylvania, in July 2023. The claimant, FCCB, alleges that payment under certain promissory notes is due, and FCCB seeks recovery of the outstanding amounts. FCCB obtained judgments against all named defendants. The Company has negotiated forbearance agreements to prevent FCCB from enforcing the judgments through January 24, 2025. Jeffrey F. Parker, Coastal Defense’s Vice President, Treasurer, and stockholder of Holdings; the estate of Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, stockholder of Holdings have guaranteed this note.

F-65

First Citizens Community Bank 2019-2

On May 15, 2019, Coastal Defense entered into a $0.2 million note payable agreement with FCCB. The loan is collateralized by aircraft security agreements, an assignment of life insurance, an assignment on a deposit account, commercial security agreements dated May 15, 2019 and all associated financing statements. The loan includes a provision for a prepayment penalty in the amount of 5% of the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three and 2% of the current principal balance in year four. The loan requires that Coastal Defense maintain a debt service coverage ratio of 1.20 to 1.00 and had an initial interest rate of 5.75% per year. As part of the Coastal Defense acquisition, the maturity dates of these notes were modified to be in 2022 as opposed to the original maturity date in 2026. As of September 30, 2024 and December 31, 2023, Coastal Defense was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Current maturities of debt” on the condensed consolidated balance sheets as of September 30, 2024 and December 31, 2023. As of September 30, 2024 and December 31, 2023, the interest rate was 10.49% per year. Civil actions were filed against Coastal Defense and individual guarantors in the Tioga County Court, State of Pennsylvania, in July 2023. The claimant, FCCB, alleges that payment under certain promissory notes is due, and FCCB seeks recovery of the outstanding amounts. FCCB obtained judgments against all named defendants. The Company has negotiated forbearance agreements to prevent FCCB from enforcing the judgments through January 24, 2025. Jeffrey F. Parker, Coastal Defense’s Vice President, Treasurer, and stockholder of Holdings; the estate of Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, stockholder of Holdings have guaranteed this note.

2018, 2019 and 2022 Notes

The maturity date of the $19.4 million of debt related to the 2018, 2019 and 2022 Notes was extended to March 31, 2025. On October 6, 2023, the Company signed a Satisfaction of Indebtedness and Satisfaction of Covenant Agreement, whereby all of the holders agreed to convert $17.5 million of the principal owed to them under the 2018, 2019 and 2022 Notes into 749,007 shares of common stock immediately prior to the closing of the BCA Transactions, with the remaining principal of $1.9 million owed to such holders to be paid at the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, the Company intends to issue 749,007 shares of common stock and use proceeds of $1.9 million to satisfy the obligations to the holders at the closing of an IPO.

Muncy Bank & Trust Company 2021-1

On September 15, 2021, Coastal Defense entered into a $0.7 million commercial promissory note agreement with the Muncy Bank & Trust Company (“Muncy”) for continuing operations. The loan carries an annual interest rate of 4.5% per year and originally matured in March 2022. The maturity date of this promissory note was extended such that the principal amount of $0.7 million is due and payable on January 15, 2025 with interest payments due monthly. This arrangement is collateralized by a life insurance policy and a contract with the Air Force. Jeffrey F. Parker, Coastal Defense’s Vice President and Treasurer and stockholder of Holdings, and Alison D. Parker, Corporate Secretary of Coastal Defense, have guaranteed this note. The note payable may be prepaid without penalty.

F-66

Muncy Bank & Trust Company 2021-2

On January 21, 2021, Coastal Defense entered into a $0.4 million commercial promissory note agreement with the Muncy for continuing operations and for the execution of the Naval Special Warfare task orders. The loan carries an annual interest rate of 4.5% per year and originally matured in October 2021. The maturity date of this promissory note was extended such that the principal amount of $0.4 million is due and payable on January 20, 2025 with interest payments due monthly. This arrangement is collateralized by a contract with the Naval Special Warfare Command. Jeffrey F. Parker, Coastal Defense’s Vice President, Treasurer, and stockholder of Holdings has guaranteed this note. The note payable may be prepaid without penalty.

3.	Common Stock and Warrants

Common Stock

The Company has reserved the following shares of authorized but unissued common stock as of September 30, 2024: 0.5 million stock options, 0.1 million warrants, 0.4 million of contingent restricted stock awards, 3.8 million shares to be issued in connection with the debt conversion agreements, and 1.0 million of potential shares that are issuable for contingent interest on investor notes based on either (i) a fixed price of $10.00 as specified in certain agreements, (ii) an exact number of shares as stipulated in other agreements, or (iii) a fixed dollar amount to be converted into shares upon issuance. For purposes of these financial statements, the Company has assumed a price of $10.00 for agreements where a fixed price or conversion methodology has not been determined.

Warrants

The Company assumed warrants to purchase 0.1 million shares of the Company’s common stock as part of the merger with Jaunt. These warrants expire ten years from the date of issuance, March 10, 2022, have an exercise price of $9.90 per share and were outstanding as of September 30, 2024 and December 31, 2023. The Company determined that these warrants are equity classified.

4.	Management Carveout Plan

In December 2021, the Company adopted the 2021 Management Carveout Plan (the “Aspen Carveout Plan”), which establishes a benefit pool for designated employees and consultants payable upon the occurrence of a change in control, which is defined as two steps consisting of 1) the closing of the merger with Holdings and 2) an IPO of Holdings or merger with a special purpose acquisition company (“SPAC”) by June 30, 2023. The amount to be paid as benefits under the Aspen Carveout Plan are determined based upon percentages of the total net proceeds calculated at the closing of the Holdings’ IPO or a SPAC merger, ranging from 0% to 5%. The net proceeds are calculated as the net sum of cash and the fair value of equity securities available for distribution to the stockholders of the Company after all liabilities, exclusive of the subordinated convertible notes or other loans from the stockholders and transaction costs are paid, capped at $2.3 billion. The benefit payments to the participants in the Aspen Carveout Plan are to be made in the form or forms of payment and in the same proportions as the consideration paid by the purchaser. On October 6, 2023, the Company signed a Satisfaction of Indebtedness and Satisfaction of Covenant Agreement, whereby all of the holders agreed to convert $0.8 million of the amount owed to them under the Aspen Carveout Plan into 34,018 shares of common stock immediately prior to the closing of the BCA Transactions, with the remaining amount of $0.1 million owed to such holders to be paid at the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, the Company intends to issue 34,018 shares of common stock and use proceeds of $0.1 million to satisfy the obligations to the holders under the Aspen Carveout Contingency Plan at the closing of an IPO. In addition to the $0.8 million cash payment, the Aspen Carveout Plan also includes a $2.0 million payment in stock which equates to 87,226 shares. The Aspen Carveout Plan was amended to extend the termination date to March 31, 2025. As of September 30, 2024 and December 31, 2023, no amounts have been expensed or accrued for in connection with the Aspen Carveout Plan as a change in control was not deemed probable as of September 30, 2024 or December 31, 2023.

5.	Goodwill

The changes in the carrying value of goodwill were as follows:

	Avionics	Drones	Electric Air Mobility	Training	Total
Balance as of January 1, 2023	$-	$111,560,480	$451,370,520	$36,511,468	$599,442,468
Effect of exchange rate	-	3,160,033	-	-	3,160,033
Balance as of December 31, 2023	-	114,720,513	451,370,520	36,511,468	602,602,501
Impairment	-	-	(17,024,000)	(20,970,000)	(37,994,000)
Effect of exchange rate	-	1,070,100	-	-	1,070,100
Balance as of September 30, 2024	$-	$115,790,613	$434,346,520	$15,541,468	$565,678,601

F-67

As a result of the BCA Transactions being terminated in August 2024 and the continued delays in securing financing, the Company determined it appropriate to test the fair value of each reporting unit for goodwill impairment as of September 30, 2024 for all of its reporting units except Avionics as no goodwill had been allocated to this reporting unit. Management determined that the fair value of the Drones reporting unit substantially exceeded its respective carrying value. The Electric Air Mobility and Training reporting unit fair values indicated goodwill impairment as detailed below.

	Drones	Electric Air Mobility	Training
Goodwill carrying value as of September 30, 2024	$115.8 million	$451.4 million	$36.5 million
Fair value of reporting unit as of September 30, 2024	$185.1 million	$510.2 million	$25.1 million
Carrying value of reporting unit as of September 30, 2024	$133.5 million	$527.2 million	$46.1 million
Impairment as of September 30, 2024	$-	$17.0 million	$21.0 million

Estimates and assumptions varied between each reporting unit depending on the facts and circumstances specific to that reporting unit. The discount rate for each reporting unit is influenced by general market conditions as well as factors specific to the reporting unit. The fair value of the reporting units for which the Company performed quantitative impairment tests was estimated using an income approach, which incorporates the use of the discounted cash flow method. Projections used require the use of significant estimates and assumptions specific to the reporting unit as well as those based on general economic conditions. Factors specific to each reporting unit include revenue growth, profit margins, terminal value growth rates, capital expenditures projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management. For the 2024 impairment test, the weighted average cost of capital (“WACC”) discount rates the Company used for its reporting units was 30%-35% and the terminal value growth rate was 4%. The terminal value growth rate represents the expected long-term growth rate for the Company’s industry, which incorporates the type of services each reporting unit provides as well as the global economy. Other factors influencing the revenue growth rates include the nature of the services the reporting unit provides for its customers, the geographic locations in which the reporting unit conducts business and the maturity of the reporting unit.

Specific to the Electric Air Mobility segment’s projections as of September 30, 2024, projected revenue was revised to include projected aircraft production timing for the Jaunt Journey in 2031 and a downscaled cargo version of the Jaunt Journey in 2028. Projected revenue in years 1 and 2 of commercialization of the downscaled cargo version of the Jaunt Journey as of September 30, 2024 were increased as compared to prior revenue estimates from the Company’s prior year testing date of October 1, 2023 for the same two-year period. Projected revenue in years 1 and 2 of commercialization of the Jaunt Journey as of September 30, 2024 also increased as compared to prior revenue estimates from the Company’s prior year testing date of October 1, 2023 for the same two-year period.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) projections as of September 30, 2024 were developed using revised estimates of manufacturing costs, production hours per unit, learning curves and subsequent efficiencies, and operating costs.

F-68

Mid-term and long-term EBITDA projections at maximum capacity have not significantly changed compared to the Company’s prior year testing date of October 1, 2023, but the shifting and corresponding discounting of these projections resulted in a significant decrease in the fair value of the Electric Air Mobility segment, which indicated impairment.

As to the degree of uncertainty associated with the Company’s assumptions, the Company believes its long-term projected revenue is reasonable given a sales price supported by non-binding letters of intent and a relatively small number of units. There is a higher degree of uncertainty in projected EBITDA, as compared to projected revenue as projected EBITDA includes estimates as to future labor and material costs, efficiency rates as to the number of production hours required over time, and synergies.

The most sensitive factor in the Company’s analysis was the WACC discount rate. As of September 30, 2024, a 33% WACC discount rate was applied to the Electric Air Mobility segment, which is fairly consistent with the 35% WACC discount rate used as of the Company’s prior year testing date of October 1, 2023. The 200 basis-point decrease from prior year was deemed appropriate due to more conservative projected long term EBITDA margins as compared to sales in the prior year, regulatory harmonization that has occurred for the industry between the Federal Aviation Association, Transport Canada Civil Aviation, and European Union Aviation Safety Agency, advances in electric propulsion, battery density, and autonomous systems which lower remaining technical development risk. While these factors reduce risk to the Electric Air Mobility segment, a larger decrease in the WACC was not deemed appropriate due to delays in funding for development efforts and overall implementation risk that remains similar to October 1, 2023. As to the sensitivity of the WACC rate, another hypothetical 100-basis-point increase in the WACC discount rate would have yielded an additional $46.0 million in goodwill impairment.

The Company believes the factors considered in the impairment analysis are reasonable; however, significant changes in any one of its assumptions could produce a different result and result in additional impairment charges that could be material to its unaudited condensed consolidated financial statements. For example, the fair value of the Electric Air Mobility segment could be adversely affected and may result in an additional impairment of goodwill if this reporting unit is not able to advance the development of its aircraft and other products, obtain regulatory approvals, and launch and commercialize its products at scale, if the estimated production costs are significantly higher than estimated or if the WACC discount rate is increased.

Specific to the Training segment’s projections as of September 30, 2024, the Company noted a significant decrease in sales and gross margins as a result of not being able to meet contractual demands due to delays in the funding of aircraft. In prior years, government ISR aircraft contracts did not require that the aircraft be able to employ weapons. As those contracts have aged-out, the new requirements for the re-competitions require assets that have the ability to employ training munitions and have been approved by the government to do so. Coastal Defense does not possess aircraft that can achieve this requirement; thus, the Company has either not been awarded or chose not to bid on certain contracts. The projected revenue and margins were revised to include the timing of projected aircraft and investments to be made in flight schools in the short-term (between 2025 and 2028) and then the acquisition of additional aircraft beginning in years after 2029.

EBITDA projections as of September 30, 2024 have not significantly changed compared to the Company’s prior year testing date of October 1, 2023, and the Company does not anticipate any changes until the Company is able to make more significant investments in aircraft, and at which time the Company can better leverage its operating expenses. At that point, the Company anticipates that mid-term and long-term EBITDA margins would increase. The shifting and corresponding discounting of these projections resulted in a significant decrease in the fair value of the Training segment, which indicated impairment.

As to the degree of uncertainty associated with the Company’s assumptions, the Company believes its short-term projected revenue is reasonable given its history with military contract practices and the historical results of flight schools, while the Company’s long-term projected revenue is subject to a higher degree of uncertainty. To mitigate this risk, a 30% WACC discount rate was applied to these projections which was consistent with the Company’s prior year testing date of October 1, 2023. As to the sensitivity of the WACC rate, another hypothetical 100-basis-point increase in the WACC discount rate would have yielded an additional $3.4 million in goodwill impairment.

The Company believes the factors considered in the impairment analysis are reasonable; however, significant changes in any one of its assumptions could produce a different result and result in additional impairment charges that could be material to its condensed consolidated financial statements. For example, the fair value of the Training segment could be adversely affected and may result in an additional impairment of goodwill if this reporting unit is not able to purchase the needed aircraft, if the estimated costs for managing the flight schools are significantly higher than estimated or if the WACC discount rate is increased.

F-69

6.	Intangible Assets, Net

Intangible assets acquired through business combinations were as follows:

	As of September 30, 2024
	Weighted Average Remaining Life (Years)	Gross	Accumulated Amortization	Carrying Value

Developed technology-definite lived	10.1	$99,840,189	$22,971,940	$76,868,249
Patents Pending	N/A	100,515	-	100,515
Tradenames - definite lived	4.3	1,914,032	751,450	1,162,582
Tradenames - indefinite lived	N/A	8,737,607	-	8,737,607
Customer Relationships	4.4	20,200,269	10,663,985	9,536,284
Patents	7.5	567,090	315,983	251,107
		$131,359,702	$34,703,358	$96,656,344

	As of December 31, 2023
	Weighted Average Remaining Life (Years)	Gross	Accumulated Amortization	Carrying Value

Developed technology - definite lived	10.8	$99,779,550	$16,922,028	$82,857,522
Patents pending	N/A	83,713	-	83,713
Tradenames - definite-lived	4.9	1,911,000	519,006	1,391,994
Tradenames - indefinite-lived	N/A	8,737,607	-	8,737,607
Customer relationships	5.0	20,175,918	8,511,311	11,664,607
Patents	7.3	652,310	333,508	318,802
		$131,340,098	$26,285,853	$105,054,245

Amortization expense is reported on the condensed consolidated statements of operations line items as shown in the table below for the nine months ended September 30:

	2024	2023
Cost of revenue	$320,000	$320,000
Research and development	5,692,393	5,691,077
Sales and marketing	2,123,652	2,122,243
General and administrative	264,050	263,061
	$8,400,095	$8,396,381

F-70

Total estimated future amortization expense as of September 30, 2024 is as follows:

2024 (remaining)	$2,812,514
2025	10,559,487
2026	10,241,876
2027	10,021,317
2028	9,846,942
Thereafter	44,336,086
$87,818,222

As a result of the BCA Transactions being terminated in August 2024 and the continued delays in financing, the Company determined it appropriate to perform a qualitative assessment considering factors listed in ASC 350 Intangibles—Goodwill and Other (“ASC 350”) which includes cost factors, financial performance, legal, regulatory, contractual, political, business, or other factors. Based on the Company’s review of these factors, there was no indication of impairment for Avionics or Drones. However, the Company determined it appropriate to perform a quantitative analysis on intangible and long-lived assets within the Electric Air Mobility and Training segments. The fair value of the undiscounted cashflows of both Electric Air Mobility and Training was significantly higher than the respective asset group’s carrying value and therefore no impairment charges were required to be recorded.

7.	Inventory

Inventory consisted of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023

Raw materials	$6,090,206	$2,292,513
Work in process	237,487	355,052
Finished goods	1,029,727	216,605
Total	$7,357,420	$2,864,170

8.	Balance Sheet Details

Accrued expenses consisted of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Accrued legal and professional fees	$2,147,634	$1,444,470
Payroll related expenses	1,844,499	1,693,475
Accrued warranty	262,503	159,610
Accrued taxes	5,210,851	1,368,971
Other accrued expenses	2,089,496	2,307,648
	$11,554,983	$6,974,174

9.	Deferred Compensation

The Company has deferred salary arrangements with various employees that allow for a portion of their compensation to be deferred and paid upon a single outside investment of no less than $25 million, or such earlier time as the Company determines in its sole discretion that sufficient funds are available to commence payment of the deferred amounts. Employees must be actively employed, including approved leave, or if a consultant, providing services to the Company. As of September 30, 2024 and December 31, 2023, the Company did not expect the deferred salary arrangements to be paid out in the next 12 months unless the business combination with Kernel was consummated. Any unpaid amounts are forfeited upon termination of employment or consultancy with the Company. In October 2023 and July 2024, the Company signed various Deferred Compensation Agreements whereby the holders agreed to convert $7.8 million of the principal owed to them into 332,499 shares of the Company’s common stock immediately prior to the closing of the BCA Transactions, with the remaining principal of $0.9 million owed to such holders to be paid at the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, the Company intends to issue 332,499 shares of common stock and use proceeds of $0.9 million to satisfy the obligations to the holders under the Jaunt merger agreement at the closing of an IPO. The deferred compensation balance also includes an additional accrual of $2.3 million related to amounts earned subsequent to September 30, 2023, which was the date whereby the Deferred Compensation Agreements were negotiated, and the estimated taxes for the deferred compensation.

F-71

10.	Commitments and Contingencies

Consulting Agreement

In October 2020, the Company entered into an agreement for market analysis and business strategy consulting. The services were performed in prior periods. The agreement states a fee of $0.5 million for the services, due upon the completion of an IPO, SPAC merger, financing raise of at least $100 million or an acquisition of at least 50% of the equity of the Company. The fee for these consulting services was included in “Accrued expenses” on the condensed consolidated balance sheets.

Contingent Fee Arrangement

In June 2022, the Company executed a previously arranged contingent fee agreement with New Generation Aerospace, Inc. (“NGA”) to compensate NGA for past services rendered and future services rendered through December 31, 2022 related to the acquisitions and financing of the Merger Entities in the amount of $1.5 million (the “Contingent Fee”). The Contingent Fee is payable upon the closing of an IPO. On October 2, 2023, the Company signed an Amended and Restated Success Fee Agreement, whereby all of the holders agreed to convert $1.4 million of the principal owed to them into 57,792 shares of the Company’s common stock immediately prior to the closing of the BCA Transactions, with the remaining principal of $0.1 million owed to such holders to be paid at the closing of the BCA Transactions. Given that the BCA Transactions were not consummated, the Company intends to issue 57,792 shares of common stock and use proceeds of $0.1 million to satisfy the obligations to the holders under the Amended and Restated Success Fee Agreement at the closing of an IPO. As the payment of the Contingent Fee is not deemed probable as of September 30, 2024 and December 31, 2023, the Contingent Fee has not been accrued in accordance with ASC 450, Contingencies (“ASC 450”).

KDC IPO Payment Agreement

In April 2022, Aspen Avionics and KippsDeSanto & Co. (“KDC”) entered into an amendment (the “KDC IPO Payment Agreement”) to the parties’ prior engagement letter dated August 7, 2018 (the “KDC Agreement”), pursuant to which Aspen Avionics engaged KDC to provide financial advisory services in connection with Holding’s potential acquisition of Aspen Avionics. Pursuant to the terms of the KDC IPO Payment Agreement upon the closing of an IPO, Aspen Avionics is obligated to cause a one-time, final payment of $1.0 million to be made to KDC in satisfaction of Aspen Avionics obligations under the KDC Agreement. As the payment of the KDC IPO Payment Agreement is not deemed probable as of September 30, 2024 or December 31, 2023, the KDC IPO Payment Agreement has not been accrued in accordance with ASC 450.

Non-binding Letters of Intent

In November 2023, the Company signed non-binding letters of intent to acquire two businesses for the Training segment, including a flight training school. The parties have undertaken due diligence to determine whether a binding purchase agreement will be negotiated. The total anticipated purchase price for the acquisitions is expected to range from $5.1 million to $7.7 million, which would be paid in a combination of cash and the issuance of equity.

Litigation

A civil action was filed against AIRO Group in the Circuit Court of Cook County, State of Illinois in February 2022. The claimant alleges that an agreement for certain services entered into in March 2020 was breached and resulted in damages to claimant. This case was dismissed on July 5, 2022. However, the court allowed the claimant to amend its complaint. On August 5, 2022, the claimant filed its amended complaint, and the Company filed its response on October 12, 2022. The parties have engaged in discovery and mandatory arbitration. The arbitration resulted in an award in favor of the Company, which was contested by the claimant. The Company has since filed a Motion for Summary Judgment, set for hearing in the fourth quarter of 2024. The Company intends to continue to vigorously defend against the complaint.

F-72

Civil actions were filed against Coastal Defense and individual guarantors in the Tioga County Court, State of Pennsylvania, in July 2023. The claimant, FCCB, alleges that payment under certain promissory notes is due, and the claimant is seeking recovery of the outstanding amounts. The claimant obtained judgments against all named defendants. The Company is in negotiations with the claimaint and, in the meantime, has negotiated forbearance agreements to prevent the claimaint from enforcing the judgments.

A civil action was filed against Holdings, AIRO Group, AIRO Group (Illinois), AIRO Drone, Agile Defense, Joseph Burns, Chirinjeev Kathuria and John Uczekaj in Chancery Court in Delaware in September 2023. The claimant, Robert Perrin, a stockholder of the Company alleges that the Company’s entities failed to pay him for services allegedly rendered under an Employment Agreement with AIRO Group (Illinois), that the individual defendants have breached their fiduciary duties as members of the Company’s board of directors, and that defendants violated the Computer Fraud and Abuse Act. On November 17, 2023, the Company filed a motion to dismiss. In response, the claimant filed an Amended Complaint on February 22, 2024 in which he dropped AIRO Group (Illinois) as a defendant, dropped the breach of contract claim and added a wage claim under Delaware statute. On April 5, 2024, the Company filed a Partial Answer and Affirmative Defenses as well as a Partial Motion to Dismiss. In response, the claimant filed a Second Amended Complaint on May 16, 2024 in which he dropped the wage claim under Delaware statute and added a civil conspiracy claim against all defendants. The Company filed an Amended Answer on November 15, 2024 and intends to continue to vigorously defend against all claims asserted in the complaint.

Aside from the above matters, the Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Legal contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss or the measurement of a loss can be complex. The Company will accrue losses that are both probable and reasonably estimable. As of September 30, 2024 and December 31, 2023, there were no amounts accrued related to litigation.

11.	Segment Information

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. The Company’s chief operating decision maker (“CODM”) has been identified as the chief executive officer. The Company will continue to reevaluate reportable and operating segments. The Company expects to manage its business primarily based upon four operating segments, Avionics, Drones, Electric Air Mobility and Training. Each of these operating segments represents a reportable segment. The Company has determined that each reportable segment represents a reporting unit and, in accordance with ASC 350, each reporting unit requires an allocation of goodwill.

●	Avionics: This segment develops, manufactures, and sells avionics and GPS sensors for the GA, UAS and eVTOL market segments. The Company’s advanced avionics products are focused on GA aftermarket, OEM display, integration and connected panel solutions.

●	Drones: This segment offers direct operation of drones and drone systems, provision of drone-derived information, and the development of drone-optimized communication services. Additionally, it consists of development and commercialization of market leading MUAS for professional users, primarily in the defense and security markets. The MUAS includes internally developed software, hardware, and mechanical system components. Operations cover sourcing, manufacturing, assembly, quality assurance testing activities and logistics.

●	Electric Air Mobility: This segment includes designing, licensing and ultimately the manufacturing of air vehicles incorporating slowed rotor compound technology that is capable of transporting people and packages operated by pilots or autonomous flight systems.

●	Training: This segment provides and operates military aircraft for U.S. military services and Department of Defense (“DOD”) contractors. Segment revenues are earned from 1) flying training missions as part of armed forces training groups, and 2) providing aircraft and support services to DOD contractors.

F-73

The Company evaluates the performance of its reportable segments based on the revenue and gross profit for each reporting segment. The Company does not report total assets, capital expenditures or operating expenses by operating segment as such information is not used by the CODM for purposes of assessing performance or allocating resources.

The following tables shows information by reportable segment for the nine months ended September 30:

	September 30, 2024
	Avionics	Drones	Electric Air Mobility	Training	Total
Revenue	$7,306,514	$37,331,717	$-	$2,567,418	$47,205,649
Cost of revenue	4,682,311	9,784,399	-	2,195,038	16,661,748
Gross profit	$2,624,203	$27,547,318	$-	$372,380	$30,543,901

	September 30, 2023
	Avionics	Drones	Electric Air Mobility	Training	Total
Revenue	$7,596,666	$19,592,475	$258,869	$4,771,880	$32,219,890
Cost of revenue	4,652,544	5,638,191	197,393	2,681,796	13,169,924
Gross profit	$2,944,122	$13,954,284	$61,476	$2,090,084	$19,049,966

The following table presents revenues by geographic area for the nine months ended:

	September 30, 2024
	Avionics	Drones	Electric Air Mobility	Training	Total
United States	$4,185,864	$1,149,243	$-	$2,567,418	$7,902,525
Europe	1,659,456	36,182,474	-	-	37,841,930
Other	1,461,194	-	-	-	1,461,194
	$7,306,514	$37,331,717	$-	$2,567,418	$47,205,649

	September 30, 2023
	Avionics	Drones	Electric Air Mobility	Training	Total
United States	$4,339,379	$-	$258,869	$4,771,880	$9,370,128
Europe	2,028,113	19,592,475	-	-	21,620,588
Other	1,229,174	-	-	-	1,229,174
	$7,596,666	$19,592,475	$258,869	$4,771,880	$32,219,890

The Company identified classification errors in the revenues by geographic area table above for the Avionics segment for the nine months ended September 30, 2023 and corrected these classification errors for comparability to the current period presentation. The Company determined that the errors corrected were not material to any previously issued condensed consolidated financial statements and did not change the Company’s previously reported condensed consolidated financial statements.

F-74

The following table presents tangible long-lived assets by geographic area as of September 30, 2024 and December 31, 2023:

	September 30, 2024
	Avionics	Drones	Electric Air Mobility	Training	Total
United States	$206,803	$-	$2,152	$5,593,124	$5,802,079
Europe	-	1,227,228	-	-	1,227,228
	$206,803	$1,227,228	$2,152	$5,593,124	$7,029,307

	December 31, 2023
	Avionics	Drones	Electric Air Mobility	Training	Total
United States	$218,291	$-	$3,142	$9,089,428	$9,310,861
Europe	-	821,242	-	-	821,242
	$218,291	$821,242	$3,142	$9,089,428	$10,132,103

12.	Related Party Transactions

Related party transactions include the following:

●	During 2022, Sky-Watch entered into a Credit Facility Agreement, which was subsequently amended, with Dangroup ApS (“Dangroup”), a stockholder, for a revolving line of credit of up to DKK 33.0 million ($4.7 million) that is due at the earlier of closing of the business combination or June 30, 2023. Interest was fixed at 12% per annum. The outstanding balance due on this credit facility was $1.6 million as of December 31, 2022 and was repaid during 2023. There were no amounts outstanding or available as of September 30, 2024 or December 31, 2023.

●	Aspen Avionics has a Commercialization Agreement with Centro Italiano Richerche Aerospaziali S.c.p.A (“CIRA”), a stockholder of Aspen Avionics, whereby CIRA licensed certain technology to Aspen Avionics. As consideration for the license, CIRA will receive a royalty based on each unit sold by Aspen Avionics. In March 2020, Aspen Avionics entered into an agreement with CIRA to settle unpaid royalty amounts due under a development agreement. The Company owed $0.6 million and $0.5 million to CIRA as of September 30, 2024 and December 31, 2023, respectively.

●	Aspen Avionics owed $0.4 million and $0.2 million to Accord Global, a stockholder, as of September 30, 2024 and December 31, 2023, respectively. Sales to Accord Global were $0.3 million and $0.1 million during the nine months ended September 30, 2024 and 2023, respectively. Amounts due from Accord Global were $0.3 million and $0.2 million as of September 30, 2024 and December 31, 2023, respectively.

●	As of September 30, 2024 and December 31, 2023, Coastal Defense had net receivables due from Failor Services, Inc. (“Failor”), which is owned by a stockholder of the Company, of $0.4 million which are included in “Related party receivables” on the condensed consolidated balance sheets. No purchases were made from Failor during the period from the Coastal Defense acquisition date through September 30, 2024. Coastal Defense also pays for certain expenses on Failor’s behalf, which are reimbursable to Coastal Defense.

●	Since May 2022, the Company has issued unsecured promissory notes, with no collateral or guarantees, to employees and stockholders for purposes of funding its operations. The principal balance of these notes was $4.2 million as of September 30, 2024 and $3.1 million as of December 31, 2023. Prior to August 2024, interest as described below was payable in shares immediately prior to the Closing of the BCA Transactions and principal amounts were due within a certain number of days following the Closing of the BCA Transactions. During the third and fourth quarter of fiscal 2024, the notes below were amended such that interest would be payable in shares at the closing of this offering and the principal amounts due would be payable within the same number days subsequent to the closing of this offering.

As of September 30, 2024, notes totaling $2.3 million, as amended, accrue an interest charge equal to 100% of the principal amount, payable in shares of common stock on the Closing Date, with 110% of the principal paid 190 days following the Closing Date plus 12% interest per annum accruing from the Closing Date. Notes totaling $0.4 million carry the same terms except only 100% of the principal is paid 190 days following the Closing Date. Notes totaling $0.2 million accrue an interest charge equal to 50% of the principal amount, payable in shares of common stock on the Closing Date with 100% of the principal paid 190 days following the Closing Date plus 12% interest per annum accruing from the Closing Date. Notes totaling $0.2 million accrue an interest charge equal to 115% of the principal amount, payable in shares of common stock on the Closing Date, with 100% of the principal paid 190 days following the Closing Date plus 15% interest per annum accruing from the Closing Date. Notes totaling $0.4 million accrue an interest charge equal to 125% of the principal amount, payable in shares of common stock on the Closing Date, with 100% of the principal paid 190 days following the Closing Date plus 12% interest per annum accruing from the Closing Date. Notes totaling $0.1 million accrue an interest charge equal to 150% of the principal amount, payable in shares of common stock on the Closing Date, with 100% of the principal paid 190 days following the Closing Date plus 12% interest per annum accruing from the Closing Date.

Notes totaling $0.1 million, as amended, accrue an interest charge equal to $50,000 payable in shares of common stock immediately prior to closing of the business combination, with the principal due by December 31, 2024.

Notes totaling $0.5 million with Dangroup which accrue interest at a rate of 10.5% per annum and becomes payable upon the Company’s raising a minimum of $35.0 million of aggregate financing. Interest accrues at a rate of 10.5% per annum, and the notes mature on the earlier of the fifth business day following the Company’s business combination or July 1, 2024.

F-75

●	Coastal Defense entered into unsecured due on demand notes with two stockholders (the “Stockholder Notes”). Interest is charged at 7.00% per year. As of September 30, 2024 and December 31, 2023, the total outstanding balance of the Stockholder Notes was $1.0 million. No specific repayment schedules have been determined.

●	The Company entered into promissory notes with the Merger Entities during 2022. The fair value of the contingent consideration promissory notes issued to the former equity holders of Agile Defense, AIRO Drone and Coastal Defense totaled $9.4 million as of September 30, 2024 and December 31, 2023 and are included in contingent consideration on the condensed consolidated balance sheets. In October 2023, the Company signed various agreements pursuant to which approximately 90% of the principal owed would be converted to equity in the Company at a rate of $23.3595 per share no later than two days prior to closing of the BCA Transactions. Given that the BCA Transactions were not consummated, at the closing of an IPO, the Company intends to issue the following shares and use the following proceeds to satisfy the following contingent consideration obligations:

●	Promissory Note issued in connection with the Agile Defense Acquisition (the “Agile Defense Promissory Note”) - issue 58,417 shares of common stock and use proceeds of $1.0 million to satisfy the Company’s obligations to the remaining holder under the Agile Defense Promissory Note and the other holders pursuant to a Note Termination Agreement.
●	Promissory Note issued in connection with the Airo Drone acquisition (the “Airo Drone Promissory Note”) - issue 63,043 shares of common stock and use proceeds of $0.6 million to satisfy the Company’s obligations to the remaining holder under the Airo Drone Promissory Note and the other holders pursuant to a Note Termination Agreement.
●	Promissory Note issued in connection with the acquisition of Coastal Defense (the “CDI Promissory Note”) - issue 389,128 shares of common stock and use proceeds of $1.0 million to satisfy the Company’s obligations to the holders under the CDI Promissory Note pursuant to a Promissory Note Termination Agreement.

●	Jaunt Contingent Arrangement in connection with the Jaunt acquisition – issue 1,908,143 shares of common stock and use proceeds of $5.0 million to satisfy the Company’s obligations pursuant to a Satisfaction of Indebtedness and Satisfaction of Covenant Agreement.

●

In conjunction with the Aspen Avionics acquisition, the Company agreed to assume $25.3 million of obligations as defined within the merger agreement of which $19.4 million was attributable to the Aspen Notes, $1.9 million was attributable to Aspen Contingent Debt, and $0.9 million was attributable to the Aspen Carveout Contingency. The Aspen Carveout Plan also includes the $2.0 million Aspen Carveout Stock Obligation. On October 6, 2023, the Company signed a satisfaction of indebtedness and satisfaction of covenant agreement (the “Aspen Satisfaction of Indebtedness and Satisfaction of Covenant Agreement”), whereby all of the holders agreed to convert various amounts due, which included $17.5 million under the 2018, 2019 and 2022 Notes, $0.8 million related to the cash portion of Aspen Careveout Plan, and $1.7 million attributable to the Contingency Fund into 749,007 shares, 34,018 shares and 73,971 shares, respectively, of the Company’s common stock immediately prior to the closing of the BCA Transactions, with the remaining amount of $2.2 million owed to such holders to be paid at the closing of the BCA Transactions. The Aspen Careveout Plan also provides for a $2.0 million payment in stock which equates to 87,231 shares that is also due at the closing of a business combination. Given that the BCA Transactions were not consummated, the Company intends to issue an aggregate of 944,222 shares of the Company’s common stock and use proceeds of $2.2 million from an IPO to satisfy the obligations to the holders under the Aspen Satisfaction of Indebtedness and Satisfaction of Covenant Agreement, whereby all of the holders agreed to convert 90% of cash payments due with the remaining 10% due at the closing of an IPO.

●	As detailed in Note 1, the Company entered into a promissory note in conjunction with the acquisition of Sky-Watch in 2022 which was amended in 2023 such that it was payable no later than December 31, 2023. As the contingency was resolved, the difference between the December 31, 2022 fair value of $7.8 million and the face value of the promissory note of $12.9 million was recorded to other expense, net during the nine months ended September 30, 2023 and the $12.9 million liability was reclassed to due to seller on the condensed consolidated balance sheets. In December 2023, the Company changed the terms of the promissory note due to Sky-Watch to be payable no later than March 31, 2024. In March 2024, the Company changed the terms of the promissory note to be payable no later than June 30, 2024.

As detailed in Note 1, the Sky-Watch earnout liability was originally payable up to $6.5 million, of which up to a maximum of $3.0 million was payable on a dollar-for-dollar basis on revenue earned within the first two-year anniversary of the acquisition and $3.5 million would become due and payable if and only if Sky-Watch earns a minimum of $13.8 million in revenue during the period from the acquisition date through June 2024. In December 2022, the Equity Purchase Agreement was amended to increase the second earnout amount to $7.5 million and to extend the earnout period to include the full fiscal year periods of 2022 through 2024. In March 2023, the Equity Purchase Agreement was further amended to add a third earnout of $4.0 million if revenue during the full fiscal year periods of 2022 through 2024 reaches $17.0 million with the earnouts payable by May 31, 2024. As of December 31, 2023, the earnout liability was recorded to the full amount owed net of $3.0 million in payments made to date totaling $11.5 million and was classified as due to seller as all contingencies had been resolved.

F-76

As of September 30, 2024 and December 31, 2023, the total amount included in due to seller and owed under the promissory notes and the earnouts was $16.6 million and $18.8 million, respectively. In March 2024, the parties further amended the Equity Purchase Agreement, to extend the due dates of the earnout liability and the promissory note to June 30, 2024 in exchange for the former shareholders of Sky-Watch becoming eligible for an additional earnout of $1.0 million if Sky-Watch achieves EBITDA of DKK 127,107,500 or above for fiscal year 2024. As both the promissory note and earnouts 2 and 3 were due within three months of the amendment date and as the Company would not have been able to refinance the then current balance of $18.3 million with another lender, the Company determined this modification to be an extinguishment in accordance with ASC 470-50. The loss on debt extinguishment was not significant. The Company recorded $1.0 million of interest during the nine months ended September 30, 2024 related to this debt as described in Note 1. In June 2024, the Company amended the Equity Purchase Agreement to extend the payment dates for the remaining balance on the seller promissory note to five business days following the date that the Company, or its successor, closes one or more financing transactions with an aggregate value of at least $35 million, and for the remaining earnout liability to five business days following the date that the Company, or its successor, closes one or more financing transactions with an aggregate value of at least $45 million. Interest shall continue to accrue on the earned but unpaid earnout amounts at the federal discount rate plus five percent, compounded quarterly. The former shareholders agreed to waive enforcement of payment until June 30, 2025.

●

On June 28, 2024, the Company signed an Incentive Agreement whereby the Company will pay Dangroup 20% of Sky-Watch’s EBITDA as an incentive bonus for their continued involvement in Sky-Watch’s governance, management and/or other operations commencing on January 1, 2025 for an initial term of five years. The Incentive Agreement also included a five percent payout on any aggregate earnout awards that the Company’s stockholders were entitled to in conjunction with the BCA Transactions.

●	On June 28, 2024, the Company signed a Consulting Agreement whereby the Company will pay a shareholder and former board member of Sky-Watch 2.5% of Sky-Watch’s EBITDA as a consulting fee for his assistance with branding and rolling out products and services into new and additional markets commencing on January 1, 2024. This agreement may be terminated by either party with 30 days notice.

13.	Subsequent Events

The Company has evaluated subsequent events through December 13, 2024, which represents the date the condensed consolidated financial statements were available for issuance. Other than the items listed below, there were no subsequent events that would require adjustment to or disclosure in these condensed consolidated financial statements.

On October 2, 2024, the Company entered into an Agreement of Sale of Future Receipts with Libertas Funding, LLC (“Libertas”). Under the terms of the agreement, the Company sold $4.1 million of its future receivables in exchange for immediate cash proceeds of $3.2 million. While there is no repayment term, based on historical revenues, the Company estimates receivables to be remitted in 1 year. The receivables will be remitted to Libertas as they are collected, subject to a specific percentage deduction from weekly receipts. The agreement is collateralized by all Accounts, as defined by Uniform Commercial Code (“UCC”) Article 9.

Also on October 2, 2024, the Company entered into a Business Loan and Security Agreement with WebBank, with Libertas acting as its Servicer. Under the agreement, the Company received a loan of $1.8 million collateralized by an interest on the Company’s Accounts, Payment Intangibles and Letter of Credit Rights, as defined under UCC Article 9. The repayment terms are structured to deduct a fixed amount from collected receivables on a weekly basis with maximum term of 1 year and a factor rate of 1.25.

On November 18, 2024, the Company entered into a Receivables Financing Agreement with Code 1 Aviation, LLC (“Code 1”) whereby the Company is financing aircraft maintenance services provided by Code 1 between January 2018 and August 2024 which totaled $0.4 million. The Receivables Financing Agreement has a payment term of two years, an interest rate of 15% and requires monthly payments. Code 1 has sought and obtained Mechanic’s Liens and other similar encumbrances on certain Coastal Defense aircraft.

F-77

                               Shares

Common Stock

PRELIMINARY PROSPECTUS

Cantor

             , 2025

Through and including            , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the U.S. Securities and Exchange Commission (“SEC”), registration fee, the Financial Industry Regulatory Authority, Inc., (“FINRA”), filing fee and the Nasdaq Global Market (“Nasdaq”) listing fee.

AMOUNT PAID OR TO BE PAID
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

As permitted by Sections 102 and 145 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

●	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

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As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

●	we may indemnify our directors, officers, employees and other agents to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

●	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

●	the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation and our bylaws, as amended, provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

We have purchased and currently intend to maintain insurance on behalf of each and every person who is one of our directors or officers, within the limits and subject to the terms and conditions thereof, against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of underwriting agreement to be entered into in connection with this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock, promissory notes, options and warrants to purchase shares of a common stock issued by us since January 1, 2022 that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Common Stock and Promissory Notes

In March 2022, we issued 5,343,124 shares of our common stock to the members of Jaunt in exchange for 100% of the membership interest in Jaunt. As a result of this transaction, Jaunt became our wholly owned subsidiary.

In March 2022, we issued 890,909 shares of our common stock and a promissory note in the amount of $12.9 million to the shareholders of Sky-Watch in exchange for 100% of the stock of Sky-Watch. As a result of this transaction, Sky-Watch became our wholly owned subsidiary.

In April 2022, we issued 2,575,758 shares of our common stock to the shareholders of Aspen in exchange for 100% of the stock of Aspen. As a result of this transaction, Aspen became our wholly owned subsidiary.

In April 2022, we issued 1,818,182 shares of our common stock and a promissory note in the amount of $10.1 million to the shareholders of CDI in exchange for 100% of the stock of CDI. As a result of this transaction, CDI became our wholly owned subsidiary.

No underwriters were involved in the foregoing issuances of securities. The issuances of shares of our common stock and promissory notes described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relating to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(b) Grants of Stock Options and Restricted Stock

In March 2022, in connection with our acquisition of Jaunt, we assumed the Legacy Plan, and certain employees and consultants of Jaunt were granted options to purchase shares of our common stock. The total number of shares reserved for issuance under the Legacy Plan consists of 605,236 shares of our common stock and no further grants are contemplated.

In May 2022, we and Kyle Stanbro entered into a Restricted Stock Award Agreement, as subsequently amended in August 2023, whereby we issued to Mr. Stanbro 215,909 shares of our common stock (the “Stanbro Restricted Stock”). The Stanbro Restricted Stock shall vest on the first day of the first full calendar quarter following the completion of this offering.

In May 2022, we and Jeffrey Parker entered into a Restricted Stock Award Agreement, as subsequently amended in August 2023, whereby we issued to Mr. Parker 215,909 shares of our common stock (the “Parker Restricted Stock”). The Parker Restricted Stock shall vest on the first day of the first full calendar quarter following the completion of this offering.

No underwriters were involved in the foregoing issuances of securities. The issuances of stock options and restricted stock awards and the shares of our common stock issued upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relating to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(c) Warrant Issuance

In March 2022, in connection with its acquisition of Jaunt, we issued warrants to certain members of Jaunt to purchase, in the aggregate, 112,246 shares of our common stock. The warrants were issued in exchange for warrants to purchase equity in Jaunt pursuant to a Warrant Exchange Agreement between us, Jaunt and the individual warrant holders. The warrants may be exercised within ten years of the issue date for an exercise price of $9.90 per share of common stock.

No underwriters were involved in the foregoing issuance of securities. The issuance of the warrants described in this paragraph (c) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relating to transactions by an issuer not involving any public offering. Each recipient of securities in the transaction described above represented that such recipient was an accredited investor and was acquiring the securities for its own account for investment purposes only and not with a view to the public resale or distribution thereof and that it could bear the risks of the investment and could hold the securities for an indefinite period of time, and appropriate legends were affixed to the instrument representing such securities issued in such transaction.

(d) Convertible Note Issuance

Between May 2022 and November 2024, we raised $9.6 million in the form of unsecured convertible promissory notes with no collateral and no guarantees to private investors.

No underwriters were involved in the foregoing issuance of securities. The issuance of the convertible promissory notes described in this paragraph (e) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relating to transactions by an issuer not involving any public offering. Each recipient of securities in the transaction described above represented that such recipient was an accredited investor and was acquiring the securities for its own account for investment purposes only and not with a view to the public resale or distribution thereof and that it could bear the risks of the investment and could hold the securities for an indefinite period of time, and appropriate legends were affixed to the instrument representing such securities issued in such transaction.

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Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1†	Form of Underwriting Agreement.
3.1†	Certificate of Incorporation, as currently in effect.
3.2†	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the closing of the offering.
3.3†	Bylaws, as currently in effect.
3.4†	Form of Amended and Restated Bylaws to become effective immediately prior to the closing of the offering.
4.1†	Form of Common Stock Certificate.
5.1†	Opinion of Cooley LLP.
10.1+†	Form of Indemnification Agreement by and between the Registrant and its directors and officers.
10.2+†	AIRO Group Holdings, Inc. Option Plan.
10.3+†	AIRO Group Holdings, Inc. 2025 Equity Incentive Plan, as amended.
10.4+†	Forms of Stock Option Grant Notice, Stock Option Grant Notice with Acceleration of Vesting, Option Agreement and Notice of Exercise under the AIRO Group Holdings, Inc. 2025 Equity Incentive Plan.
10.5+†	AIRO Group Holdings, Inc. 2025 Equity Incentive Plan.
10.6+†	Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under the AIRO Group Holdings, Inc. 2025 Equity Incentive Plan.
10.7*†	AIRO Group Holdings, Inc. 2025 Employee Stock Purchase Plan.
10.8*†	Non-Employee Director Compensation Policy.
10.9*†	Agreement and Plan of Merger by and among AIRO Group Holdings, Inc., Agile Defense, and certain other parties thereto, dated as of October 6, 2021, as amended.
10.10*†	Agreement and Plan of Merger by and among AIRO Group Holdings, Inc., AIRO Drone, and certain other parties thereto, dated as of October 6, 2021, as amended.
10.11*†	Agreement and Plan of Merger by and among AIRO Group Holdings, Inc., Jaunt, and certain other parties thereto, dated as of October 6, 2021, as amended.
10.12*†	Equity Purchase Agreement by and among AIRO Group Holdings, Inc., Sky-Watch A/S, and certain other parties thereto, dated as of October 6, 2021, as amended.
10.13*†	Agreement and Plan of Merger by and among AIRO Group Holdings, Inc., Aspen, and certain other parties thereto, dated as of October 6, 2021, as amended.
10.14*†	Agreement and Plan of Merger by and among AIRO Group Holdings, Inc., Coastal Defense, and certain other parties thereto, dated as of October 6, 2021, as amended.
10.15*†	Engagement Letter by and between KippsDeSanto & Co. and Aspen Avionics, Inc., dated August 7, 2018, as amended.
10.16*†	Success Fee Agreement by and between AIRO Group Holdings, Inc. and New Generation Aerospace, Inc. dated as of June 7, 2022.
21.1†	List of subsidiaries
23.1†	Consent of Independent Registered Public Accounting Firm.
23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.
24.1†	Power of Attorney.
107†	Filing Fee Disclosure and Payment Methods.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Pursuant to Item 601(b)(10) of Regulation S-K, certain portions of this exhibit have been omitted (indicated by “[***]”) because the Registrant has determined that the information is not material and is the type that the Registrant treats as private or confidential.

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(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Albuquerque, New Mexico, on               , 2025.

AIRO GROUP HOLDINGS, INC.

By:
Captain Joseph D. Burns
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Captain Joseph D. Burns and Mariya Pylypiv and each of them, as his or her true and lawful attorneys-in-fact and agents, and each of them, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	Chief Executive Officer and Director	, 2025
Captain Joseph D. Burns	(Principal Executive Officer)

	Chief Financial Officer	, 2025
Dr. Mariya Pylypiv	(Principal Financial and Accounting Officer)

	President, Chief Operating Officer,	, 2025
John Uczekaj	Director

	Executive Chairman, Director	, 2025
Dr. Chirinjeev Kathuria

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